FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March, 2015

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             ]

National Bank of Greece S.A.

Group and Bank

Annual Financial Report

31 December 2014

March 2015

2

3

Certification of the Board of Directors

on the financial statements as at 31 December 2014

Certifications of the Board of Directors

Certification by the Chairman of the Board of Directors, the Chief Executive Officer and the Deputy Chief Executive Officer pursuant to Article 4 of Law 3556/07

We, the members of the Board of Directors of National Bank of Greece S.A. certify that to the best of our knowledge:

(1)         The financial statements for the annual period ended 31 December 2014 have been prepared in accordance with the applicable accounting standards and present a true and fair view of the assets, liabilities, equity and results of operations of the Bank and of the companies included in the consolidation.

(2)         The Board of Directors annual report fairly presents the evolution, the performance and the position of the Bank and of the companies included in the consolidation, including the description of the main risks and uncertainties they face.

Athens, 23 March 2015

THE CHAIRMAN	THE CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER

GEORGIOS P. ZANIAS	ALEXANDROS G. TOURKOLIAS	PAULA N. HADJISOTIRIOU

Board of Directors Report

for the period ended 31 December 2014

Board of Directors’ Annual report

on the consolidated financial statements of National Bank of Greece S.A.

for the financial year 2014

Financial & Macroeconomic environment

An uneven global economic recovery continues

During 2014, the global economic recovery continued, albeit there were noticeable growth divergences among major advanced and emerging economies. The recovery in the US gathered pace —despite the contraction in the first quarter of the year— mainly driven by strong private consumption amid a steady improvement in the labour market. Real Gross Domestic Product (“GDP”) growth is estimated to have accelerated to 2.4% y-o-y in 2014 from 2.2% y-o-y in 2013. In the euro area, the economy continued to recover only gradually following two years of negative growth, as business investment remained lacklustre and net exports have done little to support activity. As a result, real GDP increased by 0.9% y-o-y in 2014 following a contraction of -0.5% y-o-y in 2013. In Japan, the economy fell into technical recession in the third quarter as it failed to cope with the increase in the consumption tax interest rate that took place in April. For 2014, real GDP growth decelerated sharply to 0.0% y-o-y from 1.6% y-o-y in 2013. Similarly, growth prospects in emerging markets lost momentum in the course of 2014 reflecting weak external demand, lower oil prices —that hurt commodity exporters— and increased geopolitical tensions. As a consequence of the divergent economic performance among regions, global growth is expected at 3.3% y-o-y in 2014, broadly unchanged compared with 2013 (according to International Monetary Fund (“IMF”) World Economic Outlook forecasts, January 2015).

The global financial markets conditions continued to improve during 2014 amidst elevated volatility in the second half of the year due to global growth concerns, the steep decline in oil prices, as well as increasing geopolitical risks. Developed markets equities —particularly in the US and Japan— recorded decent gains on the back of accommodative monetary policy, as well as strong corporate profitability. Government bond yields declined substantially on both sides of the Atlantic, reflecting the fall in market-based measures of inflation expectations triggered by the collapse in oil prices, as well as increased expectations for the European Central Bank (“ECB”) to ease its monetary policy further. Indeed, the ECB (in two measured steps) reduced its main refinancing rate by 20 bps to 0.05% and cut its deposit rate by 20 bps to -0.2%. In addition, the ECB announced a series of targeted longer-term refinancing operations (TLTROs) maturing in September 2018 and launched its asset-backed securities (ABSs) and covered bank bonds asset purchase programme in the fourth quarter of 2014. More importantly, in the beginning of 2015, the ECB decided, amid heightened deflationary pressures, to expand the eligibility of its asset purchase programme in order to include euro-denominated sovereign, agency and EU institution bonds. Under this expanded programme, the ECB will purchase, effectively from March 2015, €60 billion bonds per month at least until September 2016. On the other side of the Atlantic, the US Federal Reserve (“Fed”) terminated, as expected, its asset purchase programme (a total of USD 1.6 trillion of US Treasury and agency mortgage-backed securities (“MBSs”) since September 2012) in October 2014. Note, however, that the Fed will continue to roll-over (thus maintaining an accommodative stance) maturing Treasuries and agency MBSs at least until the first interest rate increase takes place. Regarding forward guidance, the Fed now judges that it will be appropriate to begin normalizing the stance of monetary policy when, inter alia, it is “reasonably confident” that inflation will move back to 2.0%, with financial markets expecting the first interest rate increase (current 0.0%-0.25%) by the Fed in the second half of 2015.

The economies and banking sectors of Turkey and South Eastern Europe-5 (“SEE-5”, comprising Albania, Bulgaria, FYROM, Romania, and Serbia) performed relatively well in 2014

The Turkish economy and banking sector performed relatively well in 2014, despite a weakened global risk appetite for emerging market assets and a heightened domestic political uncertainty, due to the ongoing long electoral cycle (local and presidential elections were held in March and August 2014, respectively, and legislative elections are set to take place in June 2015). Economic activity slowed down, with real GDP growth moderating to 2.8% y-o-y in 9M:14 from 4.0% y-o-y in the same period a year earlier, mainly due to weaker domestic demand, following the sharp hike of the Central Bank of the Republic of Turkey’s (“CBRT’s”) key policy rate (the 1-week repo rate) by 550 bps to 10.0% at end-January 2014, and the implementation of macro-prudential measures to contain credit activity growth at 15.0%. The sharp increase of the CBRT’s 1-week repo rate at end-January 2014 aimed at halting a disorderly depreciation of the domestic currency (by 10.3% against the USD in the first three weeks of 2014 and by 23.3% since mid-May 2013), driven by adverse external financial conditions and increasing noise ahead of the end-March 2014 local elections. As a result, the CBRT’s average effective funding rate rose from 5.8% in 2013 to 9.5% in the first 5 months of 2014 before easing to around 8.5% in the rest of the year.

On a positive note, the current account deficit, the “Achilles heel” of the economy, narrowed significantly to 5.7% of GDP (USD 45.8 billion) in 2014 from 7.9% of GDP (USD 60.0 billion) in 2013, on the back of not only a gradual normalization of the gold balance (which posted its worst ever performance in 2013) but also a significant improvement in the underlying balance (excluding oil and gold). Importantly, despite adverse external financial conditions in 2014, i) net FDI inflows reached USD 5.5 billion; ii) net portfolio inflows stood at USD 20 billion (including USD 2.6 billion inflows into equities, USD 0.4 billion inflows into government domestic bonds, a net Eurobond issue of USD 4.2 billion, USD 10.3 billion bond issues by banks abroad; and USD 3.2 billion bond issues by non-bank companies abroad); and iii) banks and non-bank companies were net borrowers of USD 12.2 billion and USD 5.8 billion, respectively. Moreover, the long-term loan rollover ratio of banks and non-bank companies stood at 190.9% and 124.6%, respectively, in 2014. As a result, foreign exchange reserves remained broadly unchanged from 2013, standing at the comfortable level of USD 106.3 billion (covering around 5 months of imports of goods and non-factor services).

Despite a backdrop of weak economic growth and tight liquidity conditions, the Turkish banking sector posted a relatively good performance in 2014. Specifically, the (annualised) return on average equity ratio edged down to a still strong 12.2% in 2014 from 14.2% in 2013, due, inter alia, to a faster repricing of deposits and moderating lending activity (up 18.5% y-o-y in December 2014 against 32.2% y-o-y in December 2013). Moreover, the loans +90 dpd-to-total loans ratio inched up to a still very low 2.9% in December 2014 from 2.8% in December 2013. Finally, the capital adequacy ratio strengthened to 16.3% in December 2014 from 15.3% in December 2013.

SEE-5 economies and banking sectors also performed relatively well in 2014. Economic activity slowed down, with real GDP growth easing to an estimated 2.0% y-o-y in 2014 from 2.7% y-o-y in 2013, mainly reflecting a base effect from a surge in agricultural output in Q3:13 and a contraction in Serbia’s GDP due to devastating floods last May. The relatively strong growth performance in 2014 was supported by external demand. Indeed, exports gained steam, mainly due to increasing penetration in non-EU fast-growing regions and broadening export base (especially in the automotive sector, which currently comprises approximately 40.0% of Romania’s total exports of goods). On a positive note, the current account deficit remained at the appropriate low level of 1.7% of GDP for the second successive year in 2014, well below the pre-crisis all-time high of 15.0% of GDP, supported by subdued domestic demand, reflecting, among other factors, a tight fiscal policy stance (the fiscal deficit stood at 2.8% of GDP in 2014, as in 2013, below the EU threshold of 3.0%) and weak credit activity, mainly as a result of limited financing of the primarily foreign-owned banking sector by parent banks and banks’ tight credit standards. Encouragingly, non-debt generating foreign direct investments more than covered the current account deficit for the second year in a row in 2014 (around 150%).

Against this backdrop, the SEE-5 banking sector’s fundamentals strengthened and its performance improved in 2014. In particular, excluding Romania, where massive provisioning for bad loans continued for a third consecutive year, the (annualised) profit is estimated to have soared to €658 million in 2014 from €366 million in 2013, underpinned by lower provisions for bad loans, in line with the stabilisation of the ratio of problematic loans to total gross loans (ranging between 11.3% in FYROM and 22.8% in Albania at end-2014 and 11.5% in FYROM and 23.2% in Albania at end-2013). Moreover, the capital adequacy ratio stabilised at high levels (ranging between 15.7% in FYROM and 21.9% in Bulgaria at end-2014 and 15.5% in Romania and 20.9% in Serbia at end-2013), boding well for a strong rebound in lending activity in the near future, in view of the region’s low penetration rate (loan-to-GDP ratios in SEE-5 ranged between 31.3% and 60.8% at end-2014), especially in the retail segment (retail lending-to-GDP ratios in SEE-5 ranged between 10.7% and 21.6% at end-2014) and adequate liquidity ratio (the SEE-5 average loan-to-deposit ratio returned, for the first time in 8 years, to below the 100% threshold at end-2014). Note that the Bulgarian banking sector came under stress in late-June, with runs on 2 large domestically-owned banks (Corporate Commercial Bank and First Investment Bank). However, the situation normalized rapidly, as the authorities put into administration one of the banks and secured a large emergency liquidity support to the banking sector (equivalent to more than 40.0% of the sector’s capital) through a precautionary credit line of €1.7 billion from the European Union and the issuance of a special bond worth €0.7 billion.

The Greek economy exited recession in 2014 but considerable challenges are lying ahead

After six consecutive years of severe contraction, Greece’s economy has begun to grow since Q2:2014 and gained further momentum in H2:2014 (+1.4% y-o-y, ELSTAT data).

Real GDP increased by 0.7% y-o-y in FY 2014 (ELSTAT data), supported mainly by rising private consumption (+1.4% y-o-y in FY 2014), the strong performance of tourism sector and positive, albeit relatively slower, growth of goods and services exports (+8.8% in volumes, in FY:2014). Moreover business investment has picked up since Q1:2014 offsetting the drag from the continuing sharp drop in residential investment, permitting economy-wide gross fixed capital formation entering positive growth territory since Q3:2014 (+3.0% in FY:2014 y-o-y in constant prices).

The positive GDP growth trend has remained firm in the second half of 2014, although uncertainty about the modalities of a potential exit from the existing financial support programme for Greece — upon completion of the EU financial participation in this programme — in conjunction with the early election in January 2015 have taken a negative toll on business sentiment in late 2014 and early 2015.

More specifically, private consumption was a key contributor to GDP growth (+1.4% y-o-y in FY 2014 compared to -2.2% y-o-y in FY:2013), supported by the gradual improvement in labor market conditions (employment growth of 0.6% in FY:2014, ELSTAT data), the notable slowing in wage adjustment following a sharp cumulative decline in economy-wide nominal average wage of -23.0% (EU Commission estimates) since 2009 and steadily improving consumer confidence for the most part of the year. Employment growth has entered positive territory in Q2:2014 and gained traction in Q3:2014 supported by the buoyancy of demand in tourism sector and related activities. Unemployment rate remains very high but has followed a downward trend since October 2013 falling to 26.0% in December 2014 (ELSTAT data).

Business investment (excluding residential construction) showed a significant improvement increasing by +18.4% y-o-y (ELSTAT data) in 2014 supported by the pick up in consumption, accelerating tourism activity and improving external demand (especially in H2:2014). On the other hand, the free fall in residential investment continued (-51.5% y-o-y in FY:2014, from -27.7% y-o-y in FY:2013) and the annual drop in house prices reached -7.4%, on average, in FY:2014 showing signs of slowing in H2:2014 (-5.8% y-o-y in Q4:2014 and -7.0% in Q3:2014 versus -8.4% in H1:2014).

External adjustment continued with the current account balance (Bank of Greece data) heading towards the second consecutive surplus of 0.9% of GDP on the back of very strong tourism receipts (+10.6% y-o-y in FY:2014) and positive goods exports (+4.9% y-o-y in FY:2014). The fall in oil import bill and higher current transfers (mainly from EU) have also supported external adjustment.

Inflation remained in negative territory (CPI: -1.3% y-o-y and GDP deflator -2.6% in FY 2014, ELSTAT data) with falling oil and other commodity prices in H2:2014 feeding into the disinflationary process and delaying the return of inflation in positive ground for H2:2015. In this vein nominal GDP declined by 1.9% in 2014 as the 2.6% drop in deflator offset the +0.7% increase in real GDP.

Government budget implementation remained broadly on track for the most part of 2014 (Greek Ministry of Finance monthly press releases) however an increasing revenue shortfall due to the delayed implementation of a new law for settlement of tax and social security contributions’ arrears and moral hazard related to the snap election of January 2015, have weakened fiscal performance by end-2014. Nonetheless, the fiscal adjustment achieved in recent years has been unprecedented — an adjustment of 11.5% of GDP in government budget primary surplus — and brought Greece at the top three of Eurozone countries with the highest primary surpluses (in 2013) and the largest cyclically adjusted primary surplus (higher than 5.0% of GDP). In 2014 the weaker than budgeted revenue performance and continued tensions in social security system financing, have been partly offset by further cuts in primary spending. In this regard the primary surplus of General Government Budget in FY 2014 is expected to be lower than 1.0% of GDP compared with a programme target of 1.5% of GDP.

The government’s debt-to-GDP ratio is expected to stabilize to 176.3% in 2014, before declining in 2015 and 2016 to below 172.0% (EU Commission estimates, Winter 2015), on the back of a higher primary surplus and assuming acceleration of economic growth (EU Commission estimates, Winter 2015). Favorable interest rates together with the back-loaded payment schedule for loans from the European Financial Stability Facility (“EFSF”) will help to keep interest expenditure low for a long period, despite the still high stock of debt.

Anticipated developments (risk and uncertainties)

Looking forward in 2015, the growth rate of the global economy is expected to accelerate gently, mainly underpinned by the pick-up of private consumption reflecting the support from lower oil prices, a milder pace of fiscal consolidation in most advanced economies, as well as an accommodative monetary policy stance by most major central banks. For 2015, the global economy is expected to advance by 3.5%, from 3.3% in 2014 (according to International Monetary Fund (“IMF”) World Economic Outlook forecasts, January 2015). Note, however, that downside risks continue to dominate the global economic outlook. Specifically, tighter global financial market conditions —possibly triggered by sooner and faster-than-expected interest rate increases by the US Federal Reserve— could result in rising risk premia across major asset classes leading to heightening volatility in financial markets. In such a case, emerging markets, particularly those with sizable external imbalances, are exposed, as they could face a sharp reversal in capital flows. In the euro area, the risk of very low inflation becoming embedded in inflation expectations amid sluggish growth and the likelihood of adverse (e.g. geopolitical and/or political) shocks remains intact, albeit to a less extent following the commitment of the ECB to continue its expansionary monetary policy until a sustained adjustment to the path of inflation towards its target (below, but close to 2.0%) has been achieved. Moreover, a sharper-than-expected slowdown of the Chinese economy triggered by a deteriorating housing market and policy efforts to curb excess credit, as well as any further escalation of geopolitical tensions in the Ukraine/Russian clash and in the Middle East could weigh to global economic prospects.

The macroeconomic outlook and the performance of the banking sector is expected to improve in Turkey, as well in SEE-5 in 2015. In SEE-5, real GDP growth is expected to move towards its long-term potential of 3.5%, standing at 2.5% this year against an estimated 2.0% for 2014, supported by reviving domestic demand. Indeed, strengthening real disposable income, on the back of improving labour market conditions and weak inflation, should boost private consumption, while better absorption of EU funds should strengthen further investments. This benign operating environment, along with the expected slowdown in non-performing loans formation, should help improve further the profitability of the banking sector.

There are, however, downside risks to the SEE-5 positive outlook, stemming from renewed political uncertainty (a fragile majority Government in Bulgaria and continued boycott of Parliament by the opposition in FYROM) and weaker-than-expected economic activity in the region’s main trading partner — the euro area.

In Turkey, real GDP growth is also expected to move up towards its long-term average of 4%, standing at 3.4% this year against an estimated 2.8% for 2014, on the back of stronger domestic demand, reflecting lower interest rates and global oil prices. Indeed, in view of the anticipated convergence of inflation towards its target of 5% by July and in an effort to reinvigorate economic activity, the CBRT is expected to cut its key policy rate by at least 75 bps to 7% by June, bringing total policy rate cuts to 400 bps since the start of a cycle of monetary policy easing in May 2014. Moreover, the current account deficit is expected to narrow further, due to a large improvement in the oil balance. We see the current account deficit easing further to 4.9% in 2015 from an estimated 5.7% in 2014. In this benign operating environment, the banking sector’s profitability should improve, mainly on the back widening net interest margins, reflecting lower interest rates and inflation, as well as a resilient credit activity.

The macroeconomic and banking sector performance in Turkey would, however, be weaker than expected in 2015, should global liquidity conditions deteriorate, on the back of an earlier-than-anticipated normalization of the Fed interest rate, or geopolitical risks (emanating from the middle-east and Russia-Ukraine) intensify.

In Greece, higher uncertainty is expected to weigh on growth — at least — in the first half of 2015. Assuming a timely reversal of the deterioration in business climate in late Q2:2015, average GDP growth for 2015 is estimated at about +1.3% (market consensus estimates, March 2015) with the main downside risk relating to the significant deterioration in liquidity conditions — in view of the substantial bank deposit loss in late 2014 and early 2015 and potentially higher Greek state’s re-financing needs through domestic resources during 2015. On the other hand, lower oil prices in conjunction with sharp depreciation of euro versus the USD are expected to provide a considerable support to economic activity for the most part of the year. Most importantly the Greek Government faces significant short-term liquidity challenges, in 9M:2015 as long as an agreement with official creditors for the disbursement of remaining program funding is not reached. This delay is likely to take an increasing toll on macroeconomic conditions in H1:2015. Moreover, a credible agreement on the issues that underlie Greece’s relation with official creditors, long term funding and/or the provision of a financial backstop and further reduction of long term debt servicing costs, are important challenges that have to be addressed by mid-2015.

In this vein, risks to the fiscal outcomes of the Greek economy are related to continuation in 2015 of the weakening of tax receipts that has been registered at the turn of the year, the timeliness of implementation of new government’s ambitious tax reform agenda, in conjunction with the still elevated social security system financing needs.

Financial Results

Adequate liquidity position despite headwinds

Domestic deposits contracted by €2.2 billion in 4Q.14 as political uncertainty begun to rise. However, given NBG’s advantageous starting point of a low domestic L:D ratio of 83.4% at 31 December 2014 and significant Eurosystem liquidity buffers, it retained its ability to support the Greek economy extending €2.2 billion of new disbursements in 2014.

On 11 February 2015, the ECB announced that the Greek government guarantees lost eligibility as collaterals for refinancing purposes and had to be transferred to Emergency Liquidity Assistance (“ELA”). Moreover, the continued uncertainty provoked further deposit outflows in January and February which, along with repos that were previously funded in the market led to a substantially increased Eurosystem reliance. As of 17 March 2015, NBG’s total Eurosystem exposure reached €23.0 billion of which €13.3 billion were drawn from the ELA. Excluding EFSF bonds this is equivalent to 13.3% of Total Assets.

Despite the increase of the Eurosystem exposure, the Bank, as of 17 March 2014, retains significant buffer of ELA eligible collateral of €14.7 billion (cash value), of which currently €14.4 billion can only be used to increase ELA funding, conditional on ELA extension and increase being approved by the ECB. As such the Bank retains a liquidity buffer allowing it to navigate through this challenging period and continue to actively support the Greek economy.

Profitability

For full year 2014, Group core pre-provision income (i.e. excluding trading and other income) amounted to €1,679 million compared to €1,401 million in 2013, while pre-provision income in 2014 amounted to €1,604 million compared to €1,551 million in 2013. Group profit attributable to NBG shareholders amounted to €66 million in 2014, compared to €809 million in 2013.

Greece

Loan balances contracted by 1.9% y-o-y as deleveraging in the household segment continued steadily throughout the year. Conversely in the corporate segment balances remained mostly stable on a yearly basis. It is worth noting that almost all new disbursements during 2014 were to the corporate segment reflecting NBG’s strategy to extend credit to healthy corporates benefitting from the country’s economic recovery.

On the deposit side, time deposits continued to reprice throughout the year by almost 100bps, thus improving total deposit spread to -99bps in 4Q14 vs. -147bps a year earlier. This significant improvement on the deposit spreads and the resilience of the asset spreads was reflected in the domestic NIM which gained 22bps y-o-y reaching 274bps. As a result of the above, domestic NII in 2014 increased by 7.4% y-o-y to €1.7 billion.

On the cost containment front, the large scale voluntary retirement scheme (VRS) delivered solid results, as Greek personnel costs decreased by 18.3% y-o-y leading total operating expenses down by 14.9% y-o-y. G&A expenses were also down by 8.1% y-o-y aided by the streamlining of the network and the closing of 12 branches. Overall, efficiency improved greatly with the cost-to-income ratio dropping by 10pps y-o-y to 60.3% while cost-to-core income dropped by 16pps y-o-y to 58.2%.

As a result of the above, core pre-provision income (i.e. excluding trading and other income) jumped an impressive 76.5% y-o-y to €754 million. Including the negative non-core result, pre-provision income stood at €692 million up 32.3% y-o-y.

Greek recurring provision charges effectively remained flat qoq and for the full year were down 11.3% y-o-y to €1.1 billion. The cost of risk dropped by 28 bps from the previous year to 269 bps. As such operating profit remained in negative territory at €359 million but improved by 45.8% y-o-y.

International

In Turkey Finansbank continued to expand in 2014. Total loans (in TRY terms) increased by 14.6% y-o-y to TRY 55.0 billion. The loan mix continued to move towards the corporate segment that increased by 40.1% y-o-y vs. the retail book which contracted by 6.9% y-o-y.

By the end of 2014, corporate loans represented 56.0% of the total book.

Core revenues grew on a yearly basis by 3.8% reaching TRY 4.4 billion despite pricing limitations introduced by local legislation on retail loans and fees. Operating expenses were up by just 2.6% y-o-y to TRY 2.2 billion despite inflation of around 8%. Cost over total assets dropped 6.2% to 287bps vs. 306bps in 2013 while cost-to-income remained flat y-o-y at 51.0%.

Provision charges increased by 17.7% y-o-y to TRY 994 million (CoR: 200bps) increasing coverage to 75.0%. The bottom line settled at TRY 0.9 billion reduced by 16.6% y-o-y. At the FY.14 level, profitability in our Turkish and SE Europe operations remained strong at TRY 925 million (+€318 million) and €41 million, respectively.

Asset quality

Formation of 90dpd loans kept abating in 2014 both in Greece and the international operations.

In Greece 90dpd formation dropped by 33.5% y-o-y to €1.0 billion, ca. 1.0x covered by the recurring provision charge and by 14.2% in Q4.14 on a quarterly basis to €211 million, ca. 1.4x covered by the provision charge. The main driver for the Q4:2014 decrease was the corporate segment that registered subdued formation of €28 million vs. €81 million in the previous quarter while there was a small pick-up in the mortgage and Small Business Lending (“SBL”) segments. As a result, the 90dpd ratio was contained at 31.9%. This, together with additional provisions enabled total coverage in Greece to reach 60.2%.

Forborne domestic loans stood at €6.3 billion of which 72.9% is performing. Mortgages account for more than 50.0% of the total domestic forborne book.

In Turkey, the 90dpd ratio dropped to 5.3% (from 5.6% the previous quarter and 6.1% at the end of 2013) while the coverage increased by 5pps qoq to 75.0%. In SEE and other international 90dpd ratio slightly dropped below 27.6% with coverage increasing by 2.5pps to 54.4%.

Capital

The Group’s capital position remained strong with CET 1 ratio at 13.6%.

By applying fully loaded Basel III 2024 CRD IV rules the CET 1 ratio settles at 9.4% and does not include any capital actions.

Going concern

As at 31 December 2014, NBG’s funding from the ECB through repo transactions amounted to €14.2 billion, of which nil through ELA. These repo transactions were collateralized in part by Greek government and Greek government-guaranteed bonds.

As a result of the on going negotiations between the new Greek government and the European Commission, the ECB and IMF (collectively the “Institutions”) towards reaching a permanent agreement, the ECB lifted the waiver on the eligibility of these bonds as collateral for ECB funding until persuasive positive signs that the new Greek government will reach an agreement with the Institutions. Consequently, an increased reliance is placed on the Bank of Greece via its ELA facility which is under strict control by the ECB.

The uncertainty regarding the financing needs of the Greek government led to significant deposits outflows during December 2014. A further net outflow in the amount of €4.2 billion occurred between 1 January and 17 March 2015. The crisis in the Greek economy, in conjunction with the strict international supervisory rules, continue to restrict the Bank’s access to liquidity from other financial institutions and therefore the Eurosystem remains a major source of liquidity for the Bank. The transfer of responsibility of financing from ECB to ELA with reducing funding limits has created and may continue to create serious liquidity problems to the Greek banks in the future.

As a result, although NBG’s reliance on Eurosystem funding has decreased from €34.7 billion in Q2:2012, when it reached the highest amount, to €20.7 billion at 31 December 2013 and to €14.2 billion at 31 December 2014, as of 17 March 2015 it has increased again to €23.0 billion, of which €13.3 billion is provided through ELA. Furthermore, as of 17 March 2015, additional financial assets of cash value €14.7 billion were available for further liquidity.

From a capital adequacy perspective, following the two successful share capital increases in 2013 for €9.8 billion and in 2014 for €2.5 billion the Group’s Common Equity Tier 1 (CET1) ratio at 31 December 2014 was 13.6%, excluding the impact of Law 4303/2014 (“DTC Law”, see Note 4.7). Moreover, all planned capital actions are expected to further increase the CET1 ratio.

Furthermore, the Bank successfully passed the EU-wide Comprehensive Assessment including an Asset Quality Review (AQR) and Stress Test. The Adverse Dynamic Balance Sheet stress test, which is based on the Bank’s’s approved Restructuring Plan resulted in a CET1 ratio of 8.9%, and a capital surplus of €2.0 billion. In addition, the Bank’s Extraordinary General Meeting held on 7 November 2014 resolved to opt-in for the provisions of the DTC Law, which increases the capital surplus, under this scenario, by a further €0.7 billion.

The access to adequate funds depends to a large extent on to a new agreement to be reached between the Greek government and the Institutions. To this end the Eurogroup decided on 20 February 2015 to extent the Master Financial Assistance Facility Agreement (“MFFA”) for Greece and the availability of EFSF funds for Greece (albeit transferred from Hellenic Financial Stability Fund (“HFSF”) to EFSF) by four months until June 2015, in order to allow time for an agreement to be negotiated and concluded by the so called “Brussels Group” comprising the above Institutions and representatives of ESM/EFSF.

Going concern conclusion

Management concluded that the Bank is going concern after considering (a) the Bank’s capital ratios at 31 December 2014 are well above of the thresholds required, (b) its current access to the Eurosystem facilities and (c) the €10.9 billion currently held by the ESM and available to be re-borrowed for the recapitalisation of the Greek banks (if needed).

Nevertheless, as the ability of the Bank of Greece to continue to fund the operations of the Greek banks, including NBG, is limited and conditional on ECB approvals, there is a material uncertainty in relation to whether NBG will be able to continue to access sufficient liquidity through ELA or other bank borrowing facilities and whether the outflow of deposits will continue, that may adversely affect the Group’s and the Bank’s ability to continue as a going concern.

The resolution of this material uncertainty depends, among other factors, in an agreement between the Greek government and the Institutions, which results, for example, in the re-establishment of the waiver by the ECB to the use of Greek government and government-guaranteed bonds in the Eurosystem more broadly and a solution for the financing needs of the Greek government which would likely result in a positive flow of deposits to the banking system, including NBG, and access to the international financial markets.

The Bank’s recapitalization

On 23 November 2012, the 2nd Repeat Extraordinary General Meeting of the Bank’s shareholders approved (i) the reduction in the Bank’s share capital through a reduction in the nominal value of the shares from 5.00 Euro to 1.00 Euro per share, as per article 4 para 4a of the Company Law 2190/1920 as amended, with the formation of a special reserve of an equal amount, and (ii) the increase in the Bank’s share capital with the issuance of new ordinary shares that will be subscribed in kind, that is, shares of Eurobank Ergasias S.A. (“Eurobank”), up to 552,948,427 ordinary voting shares of Eurobank, of nominal value 2.22 Euro per share. This share capital increase was covered exclusively by the shareholders of Eurobank, who accepted the tender offer, with abolition of the preemptive rights of existing shareholders. The Ministry of Development approved the above decision on 12 February 2013. This increase was partially covered (84.4%) through the contribution of 466,397,790 Eurobank shares (the “Tendered Shares”).

At its meeting of 22 February 2013 the Bank’s Board of Directors certified the increase, pursuant to partial coverage thereof. As a result the Bank’s share capital increased by €271 million by issuing 270,510,718 ordinary shares with nominal value of 1.00 Euro per share. The fair value of these shares issued as the consideration paid for Eurobank amounted to €273 million and was based on the closing price of Bank’s share on the Athens Exchange (“ATHEX”) on 15 February 2013.

On 29 April 2013, the 2nd Repeat Extraordinary General Meeting of the Bank’s shareholders approved a) the reverse split of the ordinary shares at a ratio of 10 existing shares of 1.00 Euro per share to be exchanged for 1 new share of 10.00 Euro per share, b) the reduction in the nominal value from 10.00 Euro per share to 0.30 Euro per share as per article 4 Para 4a of the Company Law 2190/1920 as amended, with the formation of a special reserve of an equal amount and c) the share capital increase by €9,756 million in the context of recapitalization of the banks.

On 19 June 2013, the Board of Directors certified that €1,079 million was covered by private investors in cash and €8,677 million by the HFSF, through the EFSF bonds already advanced to the Bank in 2012 and the Bank issued 2,274,125,874 ordinary shares of 0.30 Euro per share.

From the amount of €9,756 million, €682 million was credited to the share capital whereas the remaining amount of €9,074 million less expenses was credited to the share premium account.

On 10 May 2014, the extraordinary general meeting of the Bank’s shareholders approved the share capital increase by €2,500 million by issuing 1,136,363,637 ordinary shares of a par value of 0.30 Euro per share, through cancellation of the pre-emptive rights for existing shareholders, which was completed on 13 May 2014. The subscription price was set at 2.20 Euro per share as it was determined by the international book-building process outside Greece to institutional and other eligible investors.

On 12 May 2014, the Board of Directors certified that €2,500 million was covered in cash. From the amount of €2,500 million, €341 million was credited to the share capital while the remaining €2,159 million less expenses was credited to the share premium account.

EU-wide Comprehensive Assessment

As of 1 November 2014, all systemic Eurozone banks are under the direct supervision of the ECB (Single Supervision Mechanism — SSM). Before ECB assumed its supervisory responsibilities, NBG as all systemic European banks were subject to an EU-wide Comprehensive Assessment including an Asset Quality Review (AQR) and Stress Test with 31 December 2013 as the reference date, whose results were announced on 26 October 2014. The AQR and Baseline Stress Test required a minimum CET1 Ratio of 8% and the Adverse Stress Test a minimum CET1 Ratio of 5.5%.

The Adverse Dynamic Balance Sheet stress test, which is based on NBG’s approved Restructuring Plan resulted in a CET1 ratio of 8.9%, and a capital surplus of €2.0 billion. In line with ECB’s guidelines, the Bank submitted on 7 November 2014 as a capital plan the above approved Adverse Dynamic Balance Sheet scenario and the result for the nine month period ended 30 September 2014, which result in a capital surplus of more than €2.0 billion and no further capital action is required.

The detailed results of the Comprehensive Assessment are presented below:

Comprehensive Assessment Results (1)

		Static		Dynamic
	Reported (2)	2016		2014 (3)	2016	2016
	2013	Baseline	Adverse	Baseline	Baseline	Adverse
CET1 (4)	6,058	3,260	(246)	8,030	9,486	5,325
RWAs (4)	56,685	56,730	57,940	60,303	58,626	60,001
CET1 (%) (4)	10.7%	5.7%	(0.4)%	13.3%	16.2%	8.9%
Minimum Threshold (4)		8.0%	5.5%	8.0%	8.0%	5.5%
Capital surplus/ (shortfall) (4)		(1,278)	(3,433)	3,206	4,796	2,025
Capital surplus/ (shortfall) post €2.5 billion share capital increase		1,222	(933)	3,206 (5)	4,796 (5)	2,025 (5)
12-month 2014 pre-provision income and actions completed (refer below)			1,057
Capital surplus including profitability and actions by December 2014			124

(1) Comprehensive Assessment (CA) incorporates AQR, Stress Test

(2) Figures as of 31/12/2013, calculated according to CRD IV, with transitional provisions as of 1.1.2014

(3) The lowest capital level over the period of 3 years, i.e. 31.12.2014

(4) Numbers derived from the EU-wide Comprehensive Assessment published on 26 October 2014

(5) The Dynamic scenario already includes the share capital increase.

The Adverse Static Balance Sheet stress test resulted in a capital shortfall of €933 million after the €2.5 billion share capital increase completed in May 2014. This shortfall has already been covered by NBG’s pre-provision income and actions completed by 31 December 2014 amounting to €1,057 million. The above figures do not take into account the capital benefit created by the new DTC Law, see Note 4.7.

The 12-month 2014 pre-provision income and actions completed include:

(a)    €496 million higher pre-provision income, being the difference between the 12-month period ended 31 December 2014 actual pre-provision income based on financial information prepared in accordance with regulatory reporting rules (FINREP), compared to the estimated pre-provision income included in the Static Adverse scenario,

(b)    €251 million being the impairment recognized in the Static Adverse scenario on the Greek government bonds received by the Bank in the context of Pillar I of Law 3723/2008, which were fully repaid during the 9-month period ended 31 December 2014, and

(c)     €310 million, being the estimated saving from the voluntary exit scheme completed on 31 December 2013 by NBG for the remaining period from 31 December 2014 up to 31 December 2016, which had not been taken into account in the Static Adverse scenario.

Tender Offer to buy back American Depositary Shares

On 31 May 2013, the Bank announced an offer to purchase for cash 22,500,000 out of the 25,000,000 outstanding American Depositary Shares (“ADSs”) at 12.50 Dollar per ADS upon the terms and subject to the conditions set forth in the Offer to Purchase. The Offer aimed to generate Core Tier I capital for the Bank and to further strengthen the quality of its capital base.

As of 28 June 2013, which was the expiration time of the Offer, 12,360,169 ADSs were validly tendered, representing approximately 49.4% of the ADSs outstanding at the expiration time. Based on the results of the Offer, the aggregate purchase cost for the tendered ADSs was USD155 million.

On 3 July 2013, the purchase of the 12,360,169 ADSs was settled by the Bank.

Therefore, following the purchase of the ADSs, 12,639,831 ADSs remain outstanding. The Bank cancelled any ADSs purchased pursuant to the Offer, and cancelled the Preference Shares represented thereby, following the completion of the requisite corporate approvals for cancellation of the Preference Shares.

Events after the reporting period

On 16 January 2015 the merger between the Bank and Ethnodata S.A. by absorption of the latter by the first was approved by the Ministry of Development (see NOTE 46).

Following the preliminary agreement dated 30 September 2014 with “Sterling Properties Bulgaria EOOD”, member of Marinopoulos S.A. Group, the NBG Pangaea REIC, on 27 February 2015, acquired the 100% of the share capital of the newly established company “PLAZA WEST A.D.”, which owns approximately 9 thousand sq.m. of West Plaza shopping mall in Sofia, Bulgaria. The acquisition price amounted to €11 million, paid in cash whereas its fair value to €11 million, as determined by an independent appraiser.

Risk management

The Group operates in a fast growing and changing environment and acknowledges its exposure to banking risks as well as the need for effective risk management. Risk management and control forms an integral part of the Group’s commitment to providing continuously high returns to its shareholders.

Credit risk

Credit risk is the risk of financial loss relating to the failure of a borrower to honour its contractual obligations. It arises in lending activities as well as in various other activities where we are exposed to the risk of counterparty default, such as our trading, capital markets and settlement activities. The risk of counterparty default is the largest single risk we face. Our credit risk processes are conducted separately by the Bank and each of our subsidiaries. The credit risk procedures established by the subsidiaries are coordinated by the Group Risk Control & Architecture Division (“GRCAD”).

The Group’s credit granting processes include:

·                  Credit-granting criteria based on the particular target market, the borrower or counterparty, as well as the purpose and structure of the credit and its source of repayment.

·                  Credit limits that aggregate in a comparable and meaningful manner different types of exposures, at various levels.

·                  Clearly established procedures for approving new credits as well as the amendment, renewal and re-financing of existing credits.

The Group maintains on-going credit administration, measurement and monitoring processes, including in particular:

·             Documented credit risk policies.

·             Internal risk rating systems.

·             Information systems and analytical techniques that enable measurement of credit risk inherent in all relevant activities.

The Group’s internal controls that are implemented for the credit risk related processes include:

·                  Proper management of the credit-granting functions.

·                  Periodical and timely remedial actions on deteriorating credits.

·                  Independent, ongoing assessment of the credit risk management processes by Internal Audit, covering in particular the credit risk systems/models employed by the Group.

Active credit risk management is achieved through:

·             The application of appropriate limits for exposures to a particular obligor, a group of associated obligors, obligors that belong in the same economic sector, etc.

·             The use of credit risk mitigation techniques (such as collaterals and guarantees).

·             The estimation of risk adjusted pricing for most products and services.

Since 1 January 2008 the Bank is following the Internal Ratings Approach for the calculation of capital charges arising from credit risk in its corporate, SME Retail and mortgage portfolios, which amounts to 81.5% of its risk weighted total loan portfolio on a standalone basis.

Market risk

Market risk is the current or prospective risk to earnings and capital arising from adverse movements in interest rates, equity and commodity prices and exchange rates, and their levels of volatility. The Group engages in moderate trading activities in order to enhance profitability and service its clientele. These trading activities create market risk, which the Group seeks to identify, estimate, monitor and manage effectively through a framework of principles, measurement processes and a valid set of limits that apply to all of the Group’s transactions. The most significant types of market risk for the Group are interest rate, equity and foreign exchange risk.

Interest rate risk is the risk related to the potential loss on the Group’s portfolio due to adverse movements in interest rates. A principal source of interest rate risk exposure arises from its trading and available-for-sale bond portfolios, as well as from the interest rate exchange traded and over-the-counter (“OTC”) derivative transactions.

More specifically, the Bank retains a portfolio of EFSF bonds, Greek T-Bills and government bonds and other EU sovereign debt, as well as moderate positions in Greek and international corporate bonds. Additionally, the Bank is active in the swap market and engages in vanilla and more sophisticated transactions for hedging and proprietary purposes and it maintains positions in bond and interest rate futures, mainly as a means of hedging and to a lesser extent for speculative purposes.

Another entity that is a significant contributor to market risk in the Group is Finansbank, through its trading and available-for-sale portfolios. Finansbank is mostly exposed to interest rate risk that arises from the positions it retains in Turkish government bonds, denominated mainly in TRY, USD and EUR, and enters into swap transactions either for hedging the interest rate risk of its bond portfolio, or for proprietary trading.

Moreover, Finansbank draws liquidity in US dollars which are then converted into TRY through Cross Currency Interest Rate Swaps, in order to offer loans to its clientele. These Cross Currency Interest Rate Swaps also act as a hedge of the interest rate risk of Finansbank’s instalment loan portfolio.

Equity risk is the risk related to the potential loss due to adverse movements in the prices of stocks and equity indices. The Group holds a limited portfolio of stocks, the majority of which are traded on the ATHEX and retains positions in stock and equity index derivatives traded on the ATHEX, as well as, on international exchanges. The cash portfolio comprises of trading (i.e. short-term) and available-for-sale (i.e. long-term) positions. The portfolio of equity derivatives is used for proprietary trading, as well as, for the hedging of equity risk arising from the Group’s cash position and equity-linked products offered to its clientele. In the same context and to a lesser extent, the Group enters into OTC equity derivative transactions for trading and hedging purposes.

Foreign exchange risk is the risk related to the potential loss due to adverse movements in foreign exchange rates. The Open Currency Position (“OCP”) of the Bank primarily arises from foreign exchange spot and forward transactions. The OCP is distinguished between

Trading and Structural. The Structural OCP contains all of the Bank’s assets and liabilities in foreign currency (for example loans, deposits, etc.), along with the foreign exchange transactions performed by the Treasury Division.

Foreign exchange risk on a Group level is mainly attributed to the Turkish Lira exposure, due to the investment in Finansbank, whereas the foreign exchange risk undertaken by the rest of the subsidiaries is insignificant.

The Group trades in all major currencies, holding mainly short-term positions for trading purposes and for servicing its institutional/corporate, domestic and international clientele. According to the Bank’s policy, the OCP should remain within the limits set by the Treasury Division and the Group Market & Operational Risk Management Division (“GMORMD”) at the end of each trading day. The same policy applies to all of the Group’s subsidiaries.

The Bank, in order to ensure the efficient management of market risk, calculates the Value at Risk (VaR) of its Trading and Available for Sale (“AFS”) portfolios on a daily basis, along with the VaR per risk type. This has been implemented through RiskWatch by Algorithmics (currently IBM). The VaR estimates refer to a 1-day holding period and a 99% confidence interval. The most significant types of market risk to which the Bank is exposed are interest rate, equity and foreign exchange risk.

On a Group level, Finansbank also calculates the VaR of its Trading and AFS portfolios on a daily basis, as well as the VaR per risk type (interest rate, equity and foreign exchange risk). These calculations are based on a 99% confidence interval and 1-day holding period. The engine used for all the calculations is the same as that of the Bank (i.e. RiskWatch).

The Bank has established a framework of VaR limits in order to control and manage more efficiently the risks to which it is exposed. These limits have been determined based on the Risk Appetite framework of the Bank; they refer not only to specific types of market risk, such as interest rate, foreign exchange and equity risk, but also to the overall risk of the Bank’s Trading and AFS portfolios. Finansbank has also established a framework of VaR limits, similar to the one that the Bank has in place.

In order to verify the predictive power of the VaR model, which is used for the estimation of market risk, the Bank conducts backtesting on a daily basis. Finansbank also performs back-testing on a daily basis, following a procedure similar to the one that the Bank has established.

The daily VaR estimations refer to “normal” market conditions. However, supplementary analysis is necessary for capturing the potential loss that might arise under extreme and unusual circumstances in the financial markets. Thus, the Bank conducts stress testing on a weekly basis, on both the Trading and Available for Sale portfolios, based on specific scenarios, depending on the type of risk factor (interest rates, stock index prices, exchange rates). Moreover, stress test analysis is performed by Finansbank on its Trading and Banking book, on a monthly basis.

Liquidity Risk

Liquidity risk is defined as the current or prospective risk to earnings and capital arising from the institution’s inability to meet its liabilities when they come due without incurring unacceptable losses.

It reflects the potential mismatch between incoming and outgoing payments, taking into account unexpected delays in repayments (term liquidity risk) or unexpectedly high outflows (withdrawal/call risk). Liquidity risk involves both the risk of unexpected increases in the cost of funding of the portfolio of assets at appropriate maturities and rates, and the risk of being unable to liquidate a position in a timely manner and on reasonable terms.

The Bank’s executive and senior management have the responsibility to implement the liquidity risk strategy approved by the Board Risk Committee (“BRC”) and to develop the policies, methodologies and procedures for identifying, measuring, monitoring and controlling liquidity risk, consistent with the nature and complexity of the relevant activities. The Bank’s executive and senior management is informed on a daily basis about current liquidity risk exposures ensuring that the Group’s liquidity risk profile stays within approved levels.

In addition, management receives a liquidity report on a daily basis, which presents a detailed analysis of the Group’s funding sources and counterbalancing capacity. Moreover, the Asset Liability Committee (“ALCO”) monitors the gap in maturities between assets and liabilities as well as the Bank’s funding requirements based on various assumptions, including conditions that might have an adverse impact on the Bank’s ability to liquidate investments and trading positions and its ability to access the capital markets. On a long term perspective, the Group and the Bank also monitor their Loans-to-Deposits ratio, which as at 31 December 2014, stood at 94.7% and 83.4% respectively. In addition, Finansbank maintains a ratio of available funds through repurchase agreements (AFTR) over total deposits at a minimum level of 9%. As of 31 December 2014, AFTR stood at TRY 4 billion and the ratio was 9.8%. The same limit of 9% also applies to the rest of the subsidiaries.

Since liquidity risk management seeks to ensure that the respective risk of the Group is measured properly and is maintained within acceptable levels and that, even under adverse conditions, the Group must have access to funds necessary to cover customer needs, maturing liabilities and other capital needs by maintaining the counterbalancing capacity.

The Bank’s principal sources of liquidity are its deposit base, Eurosystem funding in the form of repurchase agreements with the ECB and ELA, repurchase agreements in the interbank market and long-term debt. As of 31 December 2014, ECB funding was collateralized mainly by EFSF bonds received from HFSF and notes issued by the Bank and guaranteed by the Hellenic Republic in the context of the Bank’s participation in the Hellenic Republic Bank Support Plan. As at 31 December 2014, funding from ECB amounted to EUR 14.2 billion and there was no funding from ELA.

However, due to the on-going negotiation between the new Greek government and the Institutions towards reaching a permanent agreement, in February 2015, the ECB lifted the waiver on the eligibility as collateral for ECB funding of the Greek government and government guaranteed bonds, until persuasive positive signs that the new Greek government will reach an agreement with the Institutions. As a consequence, the Bank was forced to reduce its funding from ECB and restart funding from ELA, which as at 17 March 2015 amounted to €9.7 billion and €13.3 billion respectively. This constitutes an increase in Eurosystem exposure compared to the respective figure as of 31 December 2013 (€20.7 billion), caused mainly by the significant outflow of customer deposits since 1 January and up to 17 March 2015 of €4.2 billion and the non-renewal of repurchase agreements with other financial and non-financial institutions. Despite the increase of the Eurosystem exposure, the Bank retains a significant buffer of ELA eligible collateral of €14.7 billion (cash value) as at 17 March 2015, of which currently €14.4 billion can only be used to increase ELA funding conditional on ECB approval.

Regarding the Group’s subsidiaries, Finansbank is mostly self-funded through customer deposits, repurchase agreements with the Central Bank of Turkey and funds borrowed through the capital markets. The rest of the subsidiaries are also mostly self-funded, except from Banca Romaneasca, which receives around €300 million from the Bank, through interbank transactions.

Counterparty Risk

Counterparty risk for the Group is due to interbank secured and unsecured funding transactions and other derivative OTC transactions and it arises from the obligor’s failure to meet the contractual obligations. For the efficient management of counterparty risk, the Bank has established a framework of counterparty limits. The GMORMD is responsible for setting and monitoring these limits.

Counterparty limits are based on the credit rating of the financial institutions as well as the product type. The credit ratings are provided by internationally recognized rating agencies, in particular by Moody’s and Standard & Poor’s. According to the Bank’s policy, if the agencies diverge on the creditworthiness of a financial institution, the lowest credit rating is considered.

Counterparty limits apply to all financial instruments in which the Treasury is active in the interbank market. The limits framework is annually revised according to the business needs of the Bank and the prevailing conditions in international and domestic financial markets. A similar limit structure for the management of counterparty risk is enforced across all of the Group’s subsidiaries.

The Group seeks to reduce counterparty risk by standardizing relationships with counterparties through International Swaps and Derivatives Association (“ISDA”) and Global Master Repurchase Agreement (“GMRA”) contracts, which encompass all necessary netting and margining clauses. Additionally, for almost all active counterparties that are financial institutions, Credit Support Annexes (“CSAs”) have been signed, so that net current exposures are managed through margin accounts on a daily basis, by exchanging cash or debt securities as collateral.

Operational risk

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

The Group, acknowledging the importance of operational risk, has established and maintained a firm wide and effective, high quality framework for its management, since 2006. Starting in 2009, the management of operational risk throughout the Group is supported by Algorithmic’s OpVar system. The specific software supports the overall operational risk management framework, which consists of the Loss Event Data Collection, the Risk and Controls Self Assessment annual process, the definition and monitoring of Key Risk Indicators, the Structured Scenario Analysis process and the determination and monitoring of Action Plans.

The Bank has adopted the Standardized Approach for the calculation of operational risk regulatory capital requirements, both on a solo and on a consolidated basis. In 2010 the Bank developed an internal model for calculating operational risk capital charges. Since this internal model assesses operational risk deriving from Group-wide operations in a more accurate way, it is used for assessing the “internal capital” required to cover operational risk under the Internal Capital Adequacy Assessment Process.

Interest rate risk in the banking book

The Group systematically measures and manages the interest rate risk arising from its banking book items through:

·                  The analysis of re-pricing and liquidity gaps arising from its balance sheet structure.

·                  The measurement of economic value of equity and net interest income sensitivity under normal and exceptional changes in interest rates.

Related party transactions

Based on the existing regulatory framework, the Group must disclose any transaction between the Bank and all its related parties as defined in IAS 24, which took place during the fiscal year. Management’s total compensation, receivables and payables must be also disclosed separately. The following table presents the transactions between the Bank and its subsidiaries, while there are no significant transactions with its associates.

Subsidiaries

(€ million)	Assets	Liabilities	Income	Expenses	Off Balance Sheet (net)
NBG Securities S.A.	—	116	2	2	30
Ethniki Kefalaiou S.A.	—	—	—	—	—
NBG Asset Management Mutual Funds S.A.	5	33	5	—	—
Ethniki Leasing S.A.	312	10	8	1	365
NBG Property Services S.A.	—	1	—	—	—
Pronomiouhos S.A. Genikon Apothikon Hellados	1	11	1	2	—
NBG Greek Fund Ltd	—	6	—	—	—
NBG Bancassurance S.A.	2	6	6	—	—
The South African Bank of Athens Ltd (S.A.B.A.)	48	—	1	—	—
National Bank of Greece (Cyprus) Ltd	761	189	22	4	—
NBG Management Services Ltd	117	—	5	—	—
Stopanska Banka A.D.-Skopje	47	—	2	—	—
United Bulgarian Bank A.D. - Sofia (UBB) (Group)	96	6	3	—	1
NBG International Ltd	—	—	—	—	—
NBG Finance Plc	—	863	—	27	—
Interlease E.A.D., Sofia	—	—	—	—	—
NBG Securities Romania S.A.	—	—	—	—	—
NBG Asset Management Luxembourg S.A.	—	10	—	—	—
Innovative Ventures S.A. (I-Ven)	—	2	—	—	—
NBG Funding Ltd	—	16	—	1	—
Banca Romaneasca S.A.	417	6	5	2	800
Ethniki Hellenic General Insurance S.A.(Group)	10	324	4	29	3
ASTIR Palace Vouliagmenis S.A.	31	2	2	—	3
Grand Hotel Summer Palace S.A.	1	4	—	—	—
NBG Training Center S.A.	1	1	—	3	—
Ethnodata S.A.	—	—	—	11	—
KADMOS S.A.	—	—	—	—	—
DIONYSOS S.A.	—	—	—	—	—
EKTENEPOL Construction Company S.A.	—	—	—	—	1
Mortgage, Touristic PROTYPOS S.A.	—	—	—	—	—
Hellenic Touristic Constructions S.A.	—	—	—	—	—
Ethniki Ktimatikis Ekmetalefsis S.A.	4	—	—	—	—
NBGI Private Equity Funds	243	1	—	—	—
NBG International Holdings B.V.	67	1	3	—	—
Finansbank A.S. (Group)	849	1	44	—	36
Vojvodjanska Banka A.D. Novi Sad	22	2	2	1	—
NBG Leasing d.o.o. Belgrade	—	—	—	—	—
NBG Finance (Dollar) Plc	—	31	—	—	—
NBG Finance (Sterling) Plc	—	78	—	1	—
NBG Bank Malta Ltd	11	730	1	47	—
Ethniki Factors S.A.	39	7	4	—	339
NBG Pangaea REIC	10	7	1	72	1.711
Banka NBG Albania Sh.a.	12	3	1	—	—
ASTIR Marina Vouliagmenis S.A.	11	3	—	—	2
Probank M.F.M.C.	—	—	—	—	—
Profinance S.A.	—	1	—	—	—
Probank Leasing S.A.	175	2	7	—	—
Probank Insurance Brokers S.A.	—	1	—	—	—
Anthos Properties S.A.	—	—	1	1	—
Total	3,292	2,474	130	204	3,291

For further details, see NOTE 45.

The external auditors

The Board of Directors’ Audit Committee reviews the independence of the external auditors (or “auditors”), as well as their relationship with the Group, including monitoring mandates for non-audit services and the amount of audit and non-audit fees paid to the auditors.

Corporate social responsibility

NBG fully recognizes the value of Corporate Social Responsibility (“CSR”) as a prerequisite for the sustainable growth of the organization, and has been applying increasingly systematic management techniques in its approach to the concept of Social Responsibility, an issue that has long been high on the Bank’s agenda.

Standing by its commitments, NBG continued in 2014—within the framework of its strategy—its wide ranging community actions, attaining the targets set to promote economic development, support actions designed to foster environmentally friendly growth, enhance the quality of its workforce and the services offered to its customers, and contribute to the community in which it conducts its business.

Below are listed some of the key CSR actions carried out by the Bank:

·         With initiatives to facilitate financing of enterprises, professionals and households, as well as measures to provide support to vulnerable social groups, the Bank has contributed to limiting the adverse impact of the financial crisis. Specifically:

·                       In the area of Small & Medium Enterprises (“SMEs”) financing, the Bank continued to support healthy enterprises that have been put under strain by the domestic financial crisis, by providing essential liquidity, as well as enterprises facing difficulties in servicing their financial obligations, by offering favourable terms regarding their debts. In addition, NBG continued to support the liquidity of enterprises and subsequently their operation by enabling them to restructure debts that are in an early phase of distress, and by offering packages designed to facilitate the repayment of debts in arrears via rescheduling/restructuring. Rescheduling/restructuring of customer debts handled by the SBL Division as at 31 December 2014 totaled €518 million. These do not include restructured/rescheduled debts that have in the meantime been transferred to bad debt.

·                       The Bank provided liquidity to SMEs through participation in Co-funded Schemes that extended loans/credit at particularly low interest rates and with remarkable results so far through:

·             The JEREMIE General Entrepreneurship initiative aiming at meeting the needs for working capital of healthy micro, small and medium-size domestic enterprises or at financing the acquisition of fixed assets. Such loans are co-funded 50% by the European Investment Fund via the National Strategic Reference Framework (NSRF) 2007—2013 and 50% by NBG funds.

·             ETEAN SA funding programs, and specifically:

·             ACTION F “TEPIX Business Restarting” aiming at meeting working capital needs of business growth and financing investment plans of micro, small and medium-size enterprises.

·             Action H “TEPIX - Island Tourism Entrepreneurship” aiming at supporting micro and small enterprises which are active in the tourism sector in the Greek islands.

·             Action K “TEPIX - Island Tourism Entrepreneurship” for a granting of a subsidy and an investment loan and/or working capital, by order of ETEAN SA, at zero interest rate and without processing charges, to micro and small eligible enterprises, that are active in Cephalonia Prefecture, and suffered damage in the earthquake of 26 January 2014.

Total SME lending under the said programs in 2014, amounted to €38 million.

·                       NBG has entered into a new funding agreement with the European Investment Bank (EIB) for an amount up to €150 million, earmarked for the financing of investment and working capital of healthy Greek SMEs through the “Grouped Loans for SMEs” program, under more favorable terms than usually apply to loans of this category.

·                       In 2014 NBG continued to implement the assistance program for the cross-border commerce of healthy domestic SMEs and MidCap Businesses whose trading partners face problems accepting Greece country risk. This program is backed by the provision of EIB guarantees in favor of NBG with selected foreign Correspondent Banks.

·                       With a view to optimizing the handling of loans that require special management and providing real support to Greek businesses and the economy in general, NBG set up a number of Corporate Special Assets Divisions. In collaboration with companies that are facing operational and financial problems and are having difficulty paying their dues, the said Divisions seek to formulate effective rescheduling and restructuring programs that help place the companies back on a sustainable trajectory. The Corporate Special Assets Divisions carry out assessment of the firms in question by considering various data such as the viability of the firms, their ability to service their debts, market conditions, competition, the sector of activity and so on. Thereafter, they propose loan rescheduling solutions to the firms in the framework of their financial and operational restructuring efforts. Backed by the operation of these new units, the Bank, is pursuing faster and more effective handling of its distressed loan portfolios, so as to remove obstacles to growth and development. At 31 December 2014, the total balance of rescheduled customer dues handled by the Corporate Special Assets Division was €1.4 billion.

·         With a view to creating value for the Bank and its employees through the enhancement of knowledge, competences and behaviours, 1,042 training sessions were carried out where attendance levels reached 24,935 (of which 9,511 participations entailed inhouse-company training sessions, 599 were run by external providers, and 14,825 were seminars of other types, e.g., e-learning, internet) equivalent to 230,979 training man-hours and a total investment of €4 million.

·         In the context of the implementation of its Environmental Policy and Environmental Management Programme, the Bank also carried out the following actions:

·                       The development of processes/transactions with a view to reducing operating costs, rationalizing printing and saving natural resources (paper) was continued in 2014.

·                       Recycling programs were implemented with the participation of employees. For example 442 tonnes of paper, 5,125 kg of small and large batteries, and approximately 120 tonnes of electronic and electrical equipment were recycled. In addition, 330 kg of low voltage lamps and lighting equipment were recycled through the expansion of recycling across the Bank’s branch network. All these recycling programs were implemented in cooperation with licensed contractors.

·         As an additional measure aiming at reducing travel and commuting by the Bank’s staff and customers, the Bank continues to expand and upgrade its alternative networks that have been integrated under an umbrella of electronic services (i-bank) that provide round-the-clock services via five state-of-the-art banking services networks: the ATM network, Internet Banking, the APS network, Phone Banking and Mobile Banking.

·         Despite the extremely adverse economic climate the Bank stood by its commitment to social support, continuing its tradition of contributing to the community. Accordingly, in 2014 NBG implemented a sponsorship program amounting to €19 million. The Bank supported a wide range of corporate, social and cultural responsibility initiatives, both directly as a bank and via its funding of the activities of the NBG Cultural Foundation (MIET) and its Historical Archives. The core lines of action focused on the Community, Cultural Heritage and Environment. Specifically:

Community

·                       SOCIETY

·             Strengthening of actions to upgrade health services.

·             Development of social solidarity programs.

·             Supporting the work of bodies and organizations with distinguished track records in the alleviation of social problems.

·             Supporting vulnerable social groups and individuals (the elderly, children, individuals with special needs).

·                       SCIENCE — RESEARCH — TRAINING

·             Sponsorship for scholarship programs for bachelor and master’s degrees in Greece and abroad.

·             Contribution to the enhancement of the education provided and support for educational programs.

·             Sponsorship for research programs, awards, and support for innovative ideas.

·             Support for scientific work and promotion of research, predominately in the form of sponsoring scientific meetings (conferences, summer schools, seminars, workshops) covering the entire spectrum of sciences.

·             Sponsorship for the publication of books and special editions.

·                       SPORTS

·             Continuation of multiannual sponsorship to sports organizations.

Cultural Heritage

·                       CULTURE — HISTORY —ART

·             Sponsoring the preservation and showcasing of the historical and cultural heritage.

·             Sponsoring the preservation and restoration of monuments, and sponsoring of archaeological excavations.

·             Sponsorship support for initiatives involving publications of cultural and historical interest.

·             Supporting actions and events that involve music and the performing arts.

·                      MISCELLANEOUS

·             Support for publications, conferences and other events dealing with investment and financial issues.

Environment

·                       Support for environmental training programs.

·                       Participation in the rehabilitation of ecosystems in regions of Greece devastated by fire.

·                       Contribution to actions designed to support biodiversity.

·                       Support for the work of bodies that are involved in environmental preservation and sustainable development actions.

·         The Bank, within the scope of its Environmental Policy, launched in 2014 the following green banking products, which contribute to environmental protection:

·                       Loan for participation in the “Energy-Saving at Home” program, in collaboration with the National Fund for Entrepreneurship and Development (ETEAN S.A. - former TEMPME), with 10,717 approvals for 2014, amounting €60 million in total.

·                       “Green Loan”: a loan granted under favourable terms for financing the purchase and installation of energy-saving products.

·                       “Photovoltaic Home” loan for the installation of Photovoltaic Systems in homes.

·                       “Estia Green Home”: a loan for the purchase, repair or construction of energy upgraded homes.

·                       DELOS “Green Energy” Mutual Fund.

·         The Bank participates in the JESSICA Program (Joint European Support for Sustainable Investment in City Areas) by managing the Urban Development Funds of Attica, Western Greece, the Ionian Islands and the Environment through an agreement with the European Investment Bank. The total assets under management for the Programme amount to €83 million.

·         For yet another year the Bank contributed to the country’s efforts to improve its environmental footprint by financing RES projects worth €311 million.

Awards and Distinctions

In recognition of its ongoing endeavour to meet the needs of its customers and shareholders, and to provide full and transparent information on its CSR actions, NBG received a number of important awards and distinctions in 2014.

·         Award for NBG’s SCR Report

In the context of “BRAVO 2014, a Debate on Sustainable Growth” the Bank’s CSR Report received, for the third consecutive year, important distinctions in the following categories: Sustainability Management & Governance, Stakeholders Involvement and Materiality, Labor Relations, Best Report overall. The “BRAVO” awards are run under the auspices of the Hellenic Ministry of Environment, Energy and Climate Change and the Hellenic Ministry of Development and Competitiveness. In addition, they are supported by the Council for Sustainable Growth of the Hellenic Federation of Enterprises (SEV), the Hellenic Network for CSR, the British-Hellenic Chamber of Commerce and the German-Hellenic Chamber of Industry and Commerce. The review process of the Sustainability Reports is based on the principles and indices governing the sustainability reporting framework developed by Global Reporting Initiative (GRI). The validity of the BRAVO awards is certified by official auditing firms, which participate and monitor all the stages of the process.

·                  NBG was awarded the ACCI International Profile Award

NBG won the International Profile Award in the context of the “ACCI AWARDS 2014” run by the Athens Chamber of Commerce and Industry. This award recognizes the dynamic presence and role of Greece’s oldest financial institution in the wider region of SE Europe and the East Mediterranean. Thanks to its dynamic presence in 12 countries in 2 continents, where it runs 10 banks and 64 financial and other organizations, NBG has forged itself into one of the key drivers of economic development in these countries. Each year the Awards serve as platform for showcasing those companies that have not only achieved positive business performance but have also made a real contribution to strengthening the economy expanding Greek business activity abroad and supporting the community.

·                  Triple distinction for NBG’s i-bank at “E-volution awards 2015”

NBG received an award for the third consecutive year at the “E-volution awards 2015” organized by the e-Business Research Centre (ELTRUN) of the Athens University of Economics & Business and Boussias Communications, whose aim is to showcase best practices in e-commerce and entrepreneurship. NBG won three awards for its new i-bank Internet Banking platform: one gold and two silver awards in the categories: “Redesign-Relaunch”, “e-banking: Security Initiatives” and “Combining Digital & Natural Channels”. The awards are held under the aegis of the Ministry of Development & Competitiveness and the Greek e-Commerce Association (GRECA).

·                  NBG gained Golden Prize for Business Ethics, and NBG Ombudsman Office distinction in the same competition

NBG, after a general review of various of its services, was awarded certification by “EBEN GR”, the Greek Chapter of European Business Ethics in line with the SEE G model for the year 2014, gaining the Golden Prize for Business Ethics. It is worth noting that NBG is the first bank in Greece certified and awarded with this top distinction for its business ethics. The SEE G model evaluates businesses on the basis of the following key features: Social, Ethics, Environment and Governance assessing the policies, procedures and systems implemented so as to encourage companies to align themselves with and actively support sustainable development and business responsibility.

European Business Ethics Greek Chapter “EBEN GR” was founded in 2005 and is a non-profit organization representing the European Business Ethics Network in Greece. The organization aims at supporting principles such as business ethics, and business social responsibility and governance, both in the private and public sector, in universities and voluntary organizations. In addition, the NBG Ombudsman Office was evaluated as an independent body and found to meet all required specifications (policies, procedures and systems) enabling it to be certified by “EBEN GR” at the level of Basic Model for Small and Medium Companies for 2014 and to earn an award in the category of business ethics. These two distinctions confirm once again the dedication of NBG Management to the values of CSR and business ethics, which throughout the Bank’s 174-year history it has upheld, undertaking an active supporting role in the economy and society of which it is a part.

·                  “Ethos Sustainability Premier Award 2014”

The Ethos Sustainability Premier Award 2014, awarded within the framework of “Ethos Sustainability Forum and Awards 2014”, serves yet again as recognition of NBG’s initiatives to integrate Corporate Social Responsibility in its business strategy, by fostering activities that generate benefit for the community, the environment, its employees, and the market in which it operates. In addition, NBG was voted among the top three companies in the “Long-Term CSR Engagement” category for its sponsorship of “The construction of a new surgical wing at the Evangelismos General Hospital”, an action that is being carried out in the context of the Bank’s CSR program “Responsibility”. The “Ethos Sustainability Awards 2014” were organized by Ethos Media in collaboration with the Laboratory of Advertising & Public Relations of Panteion University, and aim at promoting and rewarding the best corporate practices for Sustainability, Social Entrepreneurship and Social Innovation. The ceremony was the crowning moment of the “Ethos Sustainability Forum”, which hosts dynamic dialogue on issues related to sustainability and CSR. The Award Committee was comprised of prominent businessmen, academics, media and the society of citizens.

Dividends

In accordance with article 1, par. 3 of Law 3723/2008 regarding the Hellenic Republic’s Bank Support Plan, banks participating in the plan are allowed to distribute dividends of up to 35% of distributable profits, in accordance with article 3, par. 1 of Law 148/1967. The Greek State representative in the Board of Directors of the participating banks has a veto right in any decision that relates to dividend distribution.

There were no distributable funds available by the end of 2013. Therefore, the Annual Ordinary General Meeting of the Bank’s shareholders held on 26 June 2014 took no decision on dividend distribution.

Corporate Governance

Introduction

In accordance with article 43a, section 3(d) of Company Law 2190/1920, as amended, the Bank is obliged to include the Corporate Governance Statement, as a specific part of the annual Board of Directors’ Report. As per the said article, the Bank’s Corporate Governance Statement includes the following sections:

A.              NBG’s Corporate Governance Code (“CGC”);

B.              NBG’s Corporate Governance Practices;

C.              General Meeting of Shareholders and Shareholders’ rights;

D.              Board of Directors and other management, administrative and supervisory Bodies;

E.               Internal Control System and Management Risks.

It is noted that additional information in relation to public offers for acquisitions, as mandated by Article 10 of the European Directive 2004/25/EC, is included in a separate section of the Board of Directors’ Report, namely, the Supplementary Report to the Annual General Meeting of Shareholders.

A.        NBG’s Corporate Governance Code

The Bank’s corporate governance framework is aligned with the requirements of Greek legislation, the rules of the Hellenic Capital Markets Commission (“HCMC”), the Bank’s Articles of Association and regulations as well as with the stipulations of the Relationship Framework Agreement (“RFA”) between the Bank and the HFSF, and the obligations of the Bank towards the Monitoring Trustee. The Bank, being listed on the NY Stock Exchange (“NYSE”), is also subject to the US legal and regulatory framework (Sarbanes Oxley Act), the US Securities and Exchange Commission (“SEC”) rules and the NYSE regulations.

In February 2006, the Bank’s Board of Directors (“the Board”) adopted a directional framework that describes the Bank’s corporate governance structure and policy. This framework was based on international best practices and fosters continuity, consistency and efficiency in the modus operandi of the Board and also the governance of the Bank and the Group. In March 2011, in compliance with the provisions of the corporate governance framework, the Board adopted the Corporate Governance Code of the Bank, which was thereinafter amended in November 2013, with a view to bringing it into line with the RFA between the Bank and the HFSF as well as with the Bank’s obligations towards the Monitoring Trustee. In December 2014, the Bank updated its Corporate Governance Code with a view to incorporate the recent changes in the regulatory framework (especially Law 4261/2014, which transposed CRD IV into Greek law), to further adopt international best practices, such as the Senior Independent Director, as well as to better reflect the Bank’s organizational structure.

The Bank is in compliance with the Corporate Governance Code and provides explanations for any exceptions identified in accordance with Law 3873/2010. Within the context of its Corporate Governance Code, the Bank is in the process of developing a high level Chart of Authorities and Responsibilities of the Management at Group level, which is expected to be adopted by the Board in 2015, along with the relevant software.

The Board has a self-evaluation system for assessing the effectiveness of its work and that of its committees, based on a methodology developed and approved by the Corporate Governance & Nominations Committee. Every three years, an in-depth evaluation is carried out by an external consultant whose selection and oversight are the responsibility of the Corporate Governance & Nominations Committee. Furthermore, in July 2014 the Board’s Corporate Governance and Nominations Committee has updated its Board evaluation procedure, which covers both the annual self-evaluation of the Board’s effectiveness and the annual evaluation of the skills, experience and knowledge of individual non-executive members, as well as the external Board evaluation.

In 2014 the Board of Directors conducted an in-depth self-assessment through questionnaires and personal interviews, with the assistance of an external consulting firm, based on an evaluation methodology examined and proposed by the Board’s Corporate Governance and Nomination Committee. The Board was informed of the results of its self-assessment procedure by the Chairman of the Board and the external consultant.

The Corporate Governance Code can be viewed on the Bank’s website: www.nbg.gr (section: The Group / Corporate Governance / Regulations & Principles).

B.        NBG’s Corporate Governance Practices

In its endeavor to maintain corporate governance excellence and enhance its existing risk management framework, the Bank has adopted the following main corporate governance policies and practices, which are aligned with its activities and ensure the transparency and effectiveness of its operations.

·        Directors’ Nomination Policy

The Directors’ Nomination Policy is based on the Corporate Governance Code and the Corporate Governance & Nominations Committee Charter. In December 2014, the Director’s Nomination Policy has been updated, in order to incorporate the relevant provisions of Law 4261/2014, which transposed into Greek law Directive 2013/36/EU (CRD IV), as well as international best practices, taking into account the EBA Guidelines on the assessment of the suitability of members of the management body and key function holders (EBA / GL / 2012/06), while it also reaffirms the important role of the Board’s Corporate Governance and Nomination Committee (“CGNC”) and its Chairman in the selection of candidate members for the Bank’s Board.

·        Conflict of Interest Policy for Senior Executives

The Conflict of Interest Policy for Senior Executives aims at enhancing the Bank’s Internal Controls System, as well as preventing and managing potential conflicts of interest between the Bank and its Senior Executives, which could potentially have an adverse impact on the reputation and interests of the Bank as well as its clients, shareholders and employees.

·         Code of Ethics

The Code of Ethics has been formulated on the basis of the fundamental values that the Bank upholds in its business activities and the provisions of national, European and international legislation and regulations which, accordingly, concern management and employees throughout the Bank and its Group in order to protect the interests of their employees, clientele and shareholders, ensure the proper operation of the financial environment, and maintain and enhance the reliability, solvency and goodwill of the Bank and its Group.

The Code of Ethics is available on the Bank’s website www.nbg.gr (section: The Group / Corporate Governance / Regulations & Principles).

·         Code of Ethics for Financial Professionals

The Code of Ethics for Financial Professionals, amended in 2012, aims at preventing situations where conflict of interest may arise where the interests of the Covered Persons are not aligned with those of the Bank and the Group, as well as in the cases of unauthorized disclosure of confidential information obtained or created in connection with the Covered Persons’ duties. Furthermore, it stipulates that the information contained in public announcements and in official reports and documents is complete, accurate, timely and comprehensive, and that all such information is presented in accordance with applicable rules and regulations.

The Code of Ethics for Financial Professionals is available on the Bank’s website www.nbg.gr (section: The Group / Corporate Governance / Regulations & Principles).

·         Whistleblowing Policy

The Bank, in compliance with the U.S. legal and regulatory framework and SEC rules as well as the relevant provisions of Bank of Greece Governor’s Act 2577/09.03.2006, as amended, has established a Whistleblowing Policy that sets out procedures for the submission of confidential reports or comments by any party, whether anonymously or not. These reports mainly relate to behaviors employed by the Bank’s and the Group’s executives and employees that raise concerns about irregular or illegal actions related to accounting and auditing matters, which are inconsistent with international practices and regulations.

The Audit Committee of the Bank is responsible for the adoption and ongoing monitoring of the implementation of these procedures, which safeguard the confidentiality and anonymity of the received reports or comments.

The Bank’s website, at www.nbg.gr (section: The Group / Corporate Governance / Contact / Contact Audit Committee), provides the contact information for the submission of confidential reports.

·         Bank and Group Anti-Bribery Policy

The Bank and Group Anti-Bribery Policy aims at further enhancing the current corporate governance procedures of the Bank and Group, and in particular, the current framework that sets out the various rules adopted in order to address bribery issues, as stipulated in the relevant provisions of the Code of Ethics and the Bank’s Labour Regulation.

The Bank’s website www.nbg.gr (section: NBG Group Compliance) provides additional information on the Anti-Bribery Policy.

·         Bank and Group Remuneration Policy

The Bank’s and Group’s Remuneration Policy was adopted in 2010, in accordance with Management Act No 7/09.06.2010 of the Department for the Supervision of Credit and Financial Institutions of the Bank of Greece. Subsequently it was amended in 2012 to become fully aligned with the provisions of Bank of Greece Governor’s Act 2650/19.01.2012, which superseded the aforesaid Management Act No 7/09.06.2010. Additionally, the new Policy is consistent with Greek Laws 3723/2008 and 3864/2010, the RFA between the Bank and the HFSF and the Bank’s obligations towards the Monitoring Trustee. In any case, remuneration of the Chairman, the Chief Executive Officer (“CEO”) as well as other members of the Board of Directors, the General Managers and their deputies should not exceed the Bank of Greece Governor’s remuneration. Any other type of additional remuneration (bonus) of the aforementioned persons is abolished for the period during which the institution participates in the Recapitalization Plan of Greek Law 3864/2010, and as far as dividend is concerned, the provisions of the Article 1, (par. 3) of the Greek Law 3723/2008 apply proportionally. Additionally, the Bank’s remuneration practices are in compliance with all applicable regulatory framework (especially Greek Law 4261/2014, which transposed European Directive 2013/36/EU (CRD IV)), while also complying with the new Commitments towards the Bank’s Monitoring Trustee.

Information on the Bank and Group Remuneration Policy and general remuneration practices is available on the Bank’s website at www.nbg.gr (section: The Group / Investor Relations / Annual Reports and Offering Circulars).

·         Corporate Social Responsibility Policy

The Bank has adopted a Corporate Social Responsibility Policy that reflects the keystones of the CSR framework, determines the CSR Action framework for the Bank and the Group and provides guidelines to NBG and its subsidiaries for the delegation of authorities and responsibilities for the planning, implementation and control of these Actions.

The CSR policy is posted on the Bank’s website, at www.nbg.gr (section: The Group / Corporate Social Responsibility / CSR framework).

·         Insurance Cover for members of the Board of Directors of the Group companies

In compliance with the provisions of the CGC, the Bank has entered into a multi-insurance contract in order to cover the civil liability of the Directors and Executives of all the Group entities, the civil liability for claims against the Bank and its subsidiaries arising from negligence, error or oversight by Executives and employees, and damages arising from fraud, including electronic fraud.

C.        General Meeting of Shareholders and Shareholders’ rights

The Bank’s Articles of Association (articles 7-17 and 31-36) describe the modus operandi of the General Meeting of Shareholders (“GM”), its key responsibilities and authorities as well as the Shareholders’ rights. The Bank’s Articles of Association are available on the Bank’s website www.nbg.gr (section: The Group / Corporate Governance / Regulations & Principles).

·         General Meeting of Shareholders functioning and responsibilities

The GM is the Bank’s supreme, collective body. Its lawful resolutions are binding to all Shareholders, even to those absent or dissenting. All of the Bank’s Shareholders are entitled to participate in the GM. Shareholders may be represented at the GM by other, duly authorised persons, in line with the applicable provisions of law. Each share entitles the holder to one vote as stipulated by law. The Bank ensures the equal treatment of Shareholders who are in the same position.

The GM is the sole corporate body vested with authority to decide on:

·              amendments to the Bank’s Articles of Association. Such amendments shall be deemed to include share capital increases or decreases, except the share capital increase for which the Board decides as per the relevant legislation and the Articles of Association;

·             election of the members of the Board and the auditors;

·             approval of the Group and the Bank’s annual financial report;

·              appropriation of the annual profits;

·              merger, split-off, transformation, revival, extension of duration or dissolution of the Bank;

·              appointment of liquidators; and

·              any other matter provided for by law.

The provisions of the previous paragraph do not apply to:

a)              capital increases by Board resolution pursuant to paragraphs 1 and 14 of Article 13 of the Company Law 2190/1920 as well as capital increases imposed by provisions of other laws;

b)              amendments to the Articles of Association introduced by the Board under para. 5 of Article 11, pars 2 and 13 of Article 13 and para. 4 of Article 17b of the Company Law 2190/1920;

c)               the election of Directors in replacement of Directors resigned, deceased or having forfeited their office for whatever reason, in line with the provisions of the Articles of Association pursuant to para. 7 of Article 18 of the Company Law 2190/1920;

d)              the absorption of a company fully owned by another company as per Article 78 of the Company Law 2190/1920; and

e)               the option for distribution of profits or non-mandatory reserves within the current financial year by resolution of the Board, subject to prior GM authorisation.

The GM decides on all Board proposals included in the agenda. It is convened by the Board, or as otherwise provided for by law, regularly at least once a year, always within six months of the end of each financial year. Ordinarily, it is held at the Bank’s registered office or in the region of another municipality within the prefecture where the Bank’s registered office is located. The GM may also be convened extraordinarily whenever deemed necessary, at the discretion of the Board. Moreover, at the auditors’ request, the Board is obliged to convene a GM within ten (10) days as of the date such request was submitted to the Chairman of the Board, determining the agenda thereof as per the auditors’ request. Furthermore, the representative of the HFSF to the Board has the right to convene the GM in accordance to the timeframe stipulated in para. 2 of article 7 of the Law 3864/2010.

The Annual General Meeting (“AGM”) reviews and approves the annual financial report. The AGM elects at least one auditor and one substitute auditor, as specifically provided for under par. 1 of Article 33 of the Articles of Association. Following approval of the annual financial report, the AGM, by special voting, by roll call and as per the Articles of Association, decides on the discharge from personal liability of the Board and the auditors. Discharge is invalid in the cases provided for under Article 22a of the Companies Act 2190/1920 Entitled to participate in the voting process on the discharge are the members of the Board as well as Shareholders - Bank employees only by shares, of which they are holders or as other Shareholders’ representatives, provided that they have received relevant authorization that includes express and specific voting directions.

With the exception of repeated GMs and GMs deemed similar thereto, the GM shall be called at least 20 days before the date set for it. The said 20-day period shall be inclusive of non-business days, but exclusive of the date the invitation is published and the date the GM is held.

The invitation to the GM, including the information provided for by law from time to time, including inter alia the place where the GM is to be held, i.e. the premises along with the exact address, the date and time thereof, the items on the agenda, clearly specified, and the shareholders entitled to participate therein, along with precise instructions as to the method of participation and exercise of the rights thereof in person or by legally authorized proxy or even by distance participation, is displayed in a conspicuous place at the Bank’s Head Office and published as per the legal stipulations. In addition, the Bank, at its own discretion and without being under relevant obligation by law, is also entitled to publish specific invitation to the GM in other media as well. In that case, the publication must be carried out 20 full days before.

Any person appearing as a Shareholder (i.e. holder of ordinary registered shares of the Bank) in the registry of the Dematerialized Securities System managed by Hellenic Exchanges S.A. (“HELEX”), in which the shares of the Bank are being held, as on the record date stipulated in Article 28a.4 of the Companies Act 2190/1920, and timely and duly complying with the formalities of Article 28a of the Companies Act 2190/1920 and the relevant invitation to the GM, is entitled to participate in and vote at the GM either in person or by legally authorized proxy. Under article 1 of Law 3723/2008, the Bank’s preference shares entitle the representative of their holder (the Hellenic Republic) to attend the Meeting and to exercise its veto right regarding specific matters as per the provisions of art. 1 of Law 3723/2008. The HFSF exercises its voting right in the GM as stipulated in article 7a of Law 3864/2010 and the RFA between the Bank and the HFSF.

The procedure and deadline for submitting the legalization documents of proxies and representatives of the Shareholders are set out in par. 1 to 3 of Article 28a of the Company Law 2190/1920. In particular, shareholder status should be confirmed (e.g. via written certification from HELEX) at the latest by the third (3rd) day prior to the GM. The said deadline shall also apply to Shareholders’ representatives’ or proxies’ legalization documents being deposited at the Bank. Specifically, the shareholder capacity must be in effect during the registration date, as this is defined in the Notice of the General Meeting. Shareholders that have not adhered to the above provisions, may participate in and vote at the GM subject to permission thereof. Shareholders that are legal entities may participate in the GM by up to three (3) representatives each.

Upon relevant decision of the Board, the shareholders may participate in the GM by electronic means without attending the Meeting in person at the place where it is held. In addition, following relevant decision of the Board the shareholders may vote at the GM by distance voting, either by exercising their voting rights by electronic means or by mail, as per the applicable provisions of law.

The annual financial report which incorporates a) the Certifications of the Board of Directors, b) Board of Directors’ Report, c) Supplementary Report, d) Independent Auditor’s Report, e) the financial statements and the notes thereto, f), Summary Financial Data, g) Information required by article 10 of Law 3401/2005 and h) Availability of the Annual Financial Report are available to Shareholders ten (10) days prior to the AGM, upon request.

Twenty-four (24) hours before each GM, a list of the names of the Shareholders entitled to vote thereat, along with each Shareholder’s number of shares and votes, the names of their proxies, where applicable, and the said Shareholders’ and proxies’ addresses is displayed in a conspicuous place at the Bank’s Head Office. The Board includes in the said list all the Shareholders that have adhered to the above provisions. As of the date the invitation to the GM is published until the day the GM is held, the Bank is required to have the information provided under article 27 par. 3 of the Company Law displayed on its corporate website, and to inform the Shareholders through its website of the way the relevant material can be provided in case access to such information via the internet is impossible due to technical reasons. Should a Shareholder or proxy thereof object to the list, such objection may be raised only at the commencement of the GM and prior to the deliberation on the agenda.

The Chairman of the Board provisionally chairs the GM. Should s/he be unable to attend the GM, s/he will be replaced by her/his substitute as per par. 2 of Article 21 of the Articles of Association or by the CEO. Should such substitute be also unable to attend, the GM will be provisionally chaired by the Shareholder that owns the largest number of shares, or by the proxy thereof. Two of the Shareholders or proxies present, designated by the Chairman, act as provisional secretaries. Following the ratification of the list of Shareholders, the GM promptly elects the Chairman and two (2) secretaries, the latter also acting as vote counters.

The GM forms a quorum and validly deliberates on the items on the agenda when Shareholders owning at least 1/5 of the paid-up capital are present or represented thereat. Should there be no such quorum, the GM must reconvene within twenty (20) days as of the date of the meeting that was cancelled, by at least ten (10) full days’ prior invitation to this effect; at such repeat meeting, the GM forms a quorum and validly deliberates on the original agenda irrespective of the portion of the paid-up share capital represented. In the event that no quorum is formed, if the place and time of the repeat meetings prescribed by law are specified in the original invitation, no further invitation is required, provided the repeat GM takes place at least (10) full days after the cancelled GM.

Exceptionally, with respect to resolutions concerning:

a)              a change in corporate nationality;

b)              a change in corporate activities;

c)               an increase in Shareholder liability;

d)              a share capital increase, not provided for by the Articles of Association, as per para. 1 and 2 of Article 13 of the Company Law 2190/1920, as amended, or unless imposed by law or implemented through capitalization of reserves;

e)               a decrease in share capital, unless carried out in accordance with par. 6 of Article 16 of the Company Law 2190/1920;

f)                a change in the profit appropriation method;

g)               a corporate merger, split-off, transformation, revival, extension of duration or dissolution;

h)              delegation or renewal of powers to the Board to decide for the share capital increase as per para. 1 of Article 13 of the Company Law 2190/1920, as amended; and

i)                  in any other case provided for by law;

the GM forms quorum and validly deliberates on the agenda when Shareholders representing 2/3 of the paid-up share capital are present or represented thereat. Should no quorum be formed at the first meeting, as described in the preceding paragraph, a first repeat meeting must convene within twenty (20) days as of the first meeting, with at least ten (10) full days’ prior invitation, and forms quorum and validly deliberates on the original agenda when at least 1/2 of the paid-up share capital is represented thereat. If, again, no quorum is formed, a second repeat meeting must convene within twenty (20) days, with at least ten (10) full days’ prior invitation, and forms quorum and validly deliberates on the original agenda when at least 1/5 of the paid-up share capital is represented thereat. In the event that no quorum is formed, if the place and time of the repeat meetings prescribed by law are specified in the original invitation, no further invitation is required, provided that the repeat GM takes place at least (10) full days after the cancelled GM.

Resolutions are adopted by absolute majority of the votes represented at the GM. Exceptionally, resolutions on items that require increased quorum are adopted by a majority of 2/3 of the votes represented at the GM.

·                  Minority Rights

The shareholders’ rights of minority are in accordance with the applicable provisions of the Company Law 2190/1920 as amended and also with the relevant Articles of Association.

At the request of Shareholders representing 1/20 of the paid-up share capital, the Board is obliged to convene an extraordinary GM setting the date thereof not later than forty-five (45) days as of the date on which the request was submitted to the Chairman of the Board. The request indicates the items on the agenda.

At the request of Shareholders representing 1/20 of the paid-up share capital, the Board shall add to the agenda of the GM that has been convoked additional items, provided the respective request is submitted to the Board at least 15 days prior to the said GM and meets the requirements of Article 31 par.2 of the Articles of Association.

By request of shareholders representing one 1/20 of the paid-up share capital, the Board shall, pursuant to article 27 par.3 of the Company Law 2190/1920, provide shareholders at least 6 days prior to the date of the General Meeting draft resolutions on the items included in the initial or the revised agenda, provided the respective request has been submitted to the Board at least 7 days prior to the date of the General Meeting. The Board is under no obligation to take any of these steps if the content of the respective request by shareholders clearly infringes the law and decent conduct.

At the request of Shareholders representing 1/20 of the paid up share capital, the Chairman of the GM shall postpone, only once, decision-making by the GM, whether it is annual or extraordinary, for a new GM to be held on the date indicated in the Shareholders’ request, but not later than thirty (30) days as of the said postponement. The GM held following such postponement, being a continuation of the previous GM, is not subject to publication requirements as regards the invitation to Shareholders, and new Shareholders may also participate therein subject to the provisions of articles 27.2, 28 and 28a of the Company Law 2190/1920.

At the request of Shareholders representing 1/20 of the paid-up share capital, decision-taking on the GM agenda shall be by roll-call.

At the request of any Shareholder filed to the Bank at least five (5) full days before the date of the GM, the Board provides the GM with any such specific information on the Bank’s business as may be requested, insofar as it serves for real assessment of items on the agenda. The Board may provide a single answer to shareholders’ requests that are of similar content. No such obligation to provide information applies in the event that the said information is already available on the company’s website, particularly in the form of questions and answers. Moreover, at the request of Shareholders representing 1/20 of the paid up share capital, the Board informs the GM, provided it is an annual one, of the amounts paid by the Bank to each Director or the Managers of the Bank over the last two years, and of any benefits received by such persons from the Bank for whatever reason or under any agreement with the Bank. In all of these cases the Board is entitled to decline the provision of the information requested, for good reasons, which are recorded in the minutes. Depending on the circumstances, one such good reason may be the requesting Shareholders’ representation on the Board as per para. 3 or 6 of Article 18 of the Company Law 2190/1920.

At the request of Shareholders representing 1/5 of the paid-up share capital, filed with the Bank at least five (5) full days before the GM, the Board shall provide the GM with information on the current status of corporate affairs and assets. The Board may decline to supply the information requested for good reasons, which are recorded in the minutes.

In the cases of subparagraph 5 of par. 6, and of subparagraph 2 of par. 7 of Article 39 of the Bank’s Articles of Association, any dispute as to the validity of the reason for declining to provide the Shareholders with the information requested shall be settled by a judgment rendered by the competent court of the place of the Bank’s registered office. By virtue of the said judgment, the Bank may be required to provide the information it had declined.

Under all circumstances, when requesting shareholders exercise their rights as above, they are required to produce proof of their shareholder capacity and number of shares. A certificate to this effect from the organization where the relevant securities are held or verification of shareholder status through direct electronic link-up between the records held by such organization and the Bank may also serve as such proof.

The Shareholders representing at least 1/20 of the paid-up share capital are entitled to file with the competent court a petition for an audit of the Bank in accordance with the procedure provided for by law. The said audit is ordered if the acts alleged by the petitioners are deemed likely to contravene provisions of the law, or of Articles of Association, or of GM resolutions. Under all circumstances, audit requests as above must be filed within three (3) years of approval of the annual financial statements for the year in which such acts allegedly occurred.

Shareholders representing 1/5 of the paid up share capital may file with the competent court a petition for an audit if the overall corporate performance suggests that the management of corporate affairs has not been based on sound or prudent practices.

Shareholders requesting an audit as above shall provide the court with proof of ownership of the shares entitling them to the audit request.

·                  Other Shareholder Rights

Additional information on the Shareholder rights and their exercise is included in the Supplementary Report for the annual GM, as required by article 4 of Law 3556/2007, which is part of the Bank’s Annual Board of Directors’ Report.

D.        Board of Directors and other management, administrative and supervisory bodies

·                  Board of Directors of the Bank

The Bank is managed by the Board, which is responsible for ensuring strategic direction, management supervision and adequate control of the Bank, with the ultimate goal of increasing the long-term value of the Bank and protecting the corporate interest at large, in compliance with the current legislation and regulatory framework, including the provisions of the RFA between the Bank and the HFSF and the obligations of the Bank towards the Monitoring Trustee.

The Board’s tasks, key responsibilities and authorities are stated in detail in the Bank’s Articles of Association and Corporate Governance Code which are available on the Bank’s website, at www.nbg.gr (section: The Group / Corporate Governance / Regulations and Principles).

·                  Board of Directors’ Operation

One representative of the Greek Government, as per Law 3723/2008, and one representative of the HFSF, as per Law 3864/2010, are members of the Board. Additional information is provided below in the section “Board of Directors Structure”.

The Board elects by absolute majority, from its members, the Chairman and the CEO, who manages the Bank. Moreover, the Board may elect Vice-Chairman/-s and Deputy CEO/-s. The Bank, according to the current regulatory framework distinguishes the role of the Chairman from the CEO.

·                  Responsibilities of the Board of Directors

The Board is, indicatively, responsible for:

· reviewing and approving the strategic direction of the Bank and the Group, including the long-term business plan, the annual budget and the key strategic decisions as well as providing guidance to the Bank’s and the Group’s Management;

· reviewing the Group’s corporate structure, monitoring its embedded risks and ensuring the cohesiveness and effectiveness of the Group’s corporate governance system;

· acquiring shareholdings in other banks in Greece or abroad, or divestment thereof;

· establishing Branches, Agencies, and Representation Offices in Greece and abroad;

· establishing associations and foundations under Article 108 and participating in companies falling under Article 784 of the Greek Civil Code;

· approving the Bank’s internal labour regulations;

· nominating General Managers and other executives of the Bank, as appropriate in line with the applicable framework and accordingly following proposals by the Bank’s responsible bodies;

· reviewing and approving the Group and the Bank’s annual and interim financial report;

· issuing Bonds of any type, with the exception of those for which the Bank’s GM is exclusively responsible in accordance with Greek law;

· approving and reviewing a Code of Ethics for the employees of the Bank and the Group and the Code of Ethics for financial professionals;

· approving the Bank’s and the Group’s Corporate Social Responsibility (CSR) Policy; and

· approving and reviewing the NBG Group Remuneration Policy upon decision of its non-executive members, following recommendation by the Human Resources & Remuneration Committee of the Board.

The Bank’s Board is supported by competent Committees, which have been established and operate for this purpose, the operation of which is in accordance with legislation and the regulatory framework, including the provisions of the RFA between the Bank and the HFSF and the obligations of the Bank towards the Monitoring Trustee.

Moreover, pursuant to article 1 of Law 3723/2008, article 10 of Law 3864/2010, and the RFA with the HFSF, the representatives of the Greek Government and the HFSF can, inter alia, veto the decision making process of the Board in relation to dividend appropriation and remuneration of the Chairman of the Board and Board members, the CEO, the Deputy CEO as well as the General Managers and their substitutes.

·                  Directors Nomination

The nomination procedure and the qualification criteria for Directors are subject to specific rules that are set out in the Bank’s Articles of Association, the Corporate Governance Code and the Directors’ Nomination Policy. Each nominee shall fulfill such criteria that ensure the appropriate governance and guidance of the Bank’s strategy in respect of economic, business and policy issues.

In selecting and proposing to the GM potential members of the Board, or in appointing new members in replacement of members who for whatever reason cease to be on the Board, the Board shall endeavor to propose candidates who meet the fit and proper requirements, as set out in the Directors’ Nomination Policy, who do not have any systematic conflict of interest with the Bank and whose nomination ensures that the Board as a collective body presents especially the following profile:

· has in-depth knowledge of the financial industry, counting amongst its members individuals who are or have been active in leadership positions in financial institutions;

· possesses significant business and professional experience and is socially distinguished, including, among its members, individuals that are serving or have served as Chairmen, CEOs or senior managers of large organizations and have built a reputation that demonstrates the ability to form judgments over important and sensitive matters upon which the Board is called to decide;

· has a full understanding of the Bank’s client base structure and dynamics, and of the main geographic markets in which the Bank is currently active;

· has considerable international experience and is able to contribute to NBG’s aspirations in the geographical region in which the Bank is active;

· has the financial expertise required to provide effective oversight of a diversified financial services Group that operates on an international scale;

· ensures, as far as possible, an adequate representation of the two genders.

·                  Directors Remuneration

The Board formulates a proposal on the remuneration of its members for the services they provide, which is submitted to the GM. This proposal is formulated in compliance with the applicable regulatory framework and the relevant undertakings of the Bank vis-à-vis the Monitoring Trustee and in line with the Bank’s Remuneration Policy, the regulation of the Human Resources & Remuneration Committee of the Board, as well as industry best practices, in a way that adequately reflects the time and effort the members are expected to contribute to the work of the Board, while at the same time promoting effectiveness of the Board’s operations. The remuneration of the Board’s Chairman, the CEO and the Deputy CEOs are determined by non-executive members of the Board.

During 2014 no variable remuneration was granted to the Chairman and the executive members of the Board, while the remuneration of non-executive directors does not include bonuses in accordance with the Remuneration Policy of the Bank.

On 26 June 2014, following the proposal of the Board after the relevant recommendation of the Board’s Human Resources and Remuneration Committee, the AGM of Shareholders approved the remuneration of the members of the Board of Directors of the Bank for the financial year 2013, and determined the remuneration of the Chairman of the Board, the CEO, the Deputy CEO and non-executive Directors until to the AGM of 2015. Also, the AGM of Shareholders approved, for the financial year 2013, the remuneration of the Bank’s Directors in their capacity as members of the Bank’s Audit Committee, Corporate Governance & Nominations Committee, Human Resources & Remuneration Committee, Board Risk Committee, and Strategy Committee, and determined their remuneration until to the AGM of 2015, as per the relevant regulatory framework.

·                  Continuous education and training of Directors

New directors participate in an induction program/session provided by the Bank in which they are being informed on risk management, financial management of the Bank’s business plan, its key financial and accounting issues, its compliance and corporate governance functions, its Code of Conduct, its management structure and executive officers, and its internal and external auditors. New directors are also being provided with training documentation, which also includes their rights and responsibilities within the Bank. The induction program may also include visits to key branches of the Bank and its Group companies. The Bank develops professional training programs for all members of the Board so as to enhance the Board’s supervisory capabilities; such programs/sessions fall within the framework of their ongoing training and updating in all the aforesaid matters related to the Bank’s normal operations.

In July 2014, the Board was informed on the new obligations of Board members as per the provisions of Law 4261/2014, which transposed Directive 2013/36 / EC (CRD IV), and Regulation (EU) 575/2013. Among others, as per article 91 of CRD IV, as of 1 July 2014 a maximum number of directorships that may be held at the same time by each member of the Board of Directors applies (excluding the representative of the Greek government), while additional provisions on combinations of directorships and exceptions are also provided (eg holding more directorships within the same group, participating in Boards entities which do not pursue predominantly commercial objectives, authorization to hold additional directorship etc).

·                  Board Membership - Structure

Pursuant to the Bank’s participation in the Hellenic Republic Bank Support Plan as per Law 3723/2008, the Greek Government has the right to participate in the Board through the appointment of a representative, who has veto powers on corporate decisions relating to executives and senior management compensation and dividend policy. The Greek Government representative may also influence the Group’s strategic decisions. Mr. Alexandros Makridis was appointed as the Hellenic Republic’s representative on the Bank’s Board in accordance with the said law.

Furthermore, pursuant to Greek Law 3864/2010 and the Presubscription Agreement dated 28 May 2012, as amended and restated on 21 December 2012, the HFSF appointed Mr. Charalampos Makkas as its representative on the Bank’s Board. The HFSF representative, according also to the stipulations of the RFA between the Bank and the HFSF, is entitled to participate in the Board Committees and the committee set up with the sole responsibility for monitoring the implementation of the restructuring plan which will be approved by the HFSF and European Commission.

In the context of overseeing the implementation of the restructuring plan of the banking sector, and specifically, the implementation of any other commitments undertaken by the Greek Government relating to the Bank’s operations, Grant Thornton has been appointed as “Monitoring Trustee” with a view to ensuring compliance of the Bank with the aforesaid commitments. More specifically, the Monitoring Trustee is responsible for monitoring the implementation of the commitments concerning an effective internal control system, the implementation of the appropriate credit, deposit and risk management policies, scaling down Government assistance, control over payment of dividends, interest payments and the acquisition of own financial instruments. The Monitoring Trustee does also have access to all the relevant files and records and is entitled to interview credit analysts and risk officers.

The current Board, whose term expires in 2016, constituted into a body on 26 June 2014 and its members have been elected (with the exception of the representatives of the Hellenic Republic and the Hellenic Financial Stability Fund) starting 2012 and onwards.

During 2014, the following changes were made to the Board’s and its Committees’ membership:

·    Mr Dimitrios Dimopoulos, Mr Paul Mylonas and Ms Paula Hadjisotiriou were elected as new members of the NBG Board, at the AGM of Shareholders held on 26 June 2014, with a term of office through to the AGM of 2016 and were appointed as Deputy CEOs and members of the Board’s Strategy Committee at the meeting of the Board of Directors held on 26 June 2014.

·    Mr Dimitrios Afentoulis, who was elected as new non-executive Board member at the meeting of the Board of Directors held on 20 February 2014, was designated as independent non-executive member of the Board by the Annual General Meeting of Shareholders held on 26 June 2014.

·    Mr. Petros Christodoulou submitted his resignation as Deputy CEO on 26 June 2014, remaining in the Board as a non-executive member.

·    Ms Maria (Marily) Frangista submitted her resignation as member of the Board and the Board’s Corporate Governance and Nominations Committee at the meeting of the Board of Directors held on 26 June 2014.

·    Mr. Panagiotis-Aristeides Thomopoulos submitted his resignation as member of the Board and the Board’s Risk Committee at the meeting of the Board of Directors held on 26 June 2014.

·    Mr Georgios Zanias was re-elected as a Chairman of the Board’s Corporate Governance and Nominations Committee and the Board’s Strategy Committee at the meeting of the Board of Directors held on 26 June 2014.

·    Mr Ioannis Giannidis submitted his resignation as member of the Board and its Corporate Governance and Nomination Committee at the meeting of the Board of Directors held on 20 February 2014 and Mr. Dimitrios Afentoulis was elected member of the Board of Directors.

The following table sets forth the current Board of Directors:

Board of Directors of the Bank

Name	Position in Board	Election Date	End of Term	Profession
Georgios P. Zanias	Chairman (Non-executive Member)	23 November 2012	2016	Chairman of the Board, Professor in the Athens University of Economics

Executive members
Alexandros G. Tourkolias	Chief Executive Officer	23 November 2012	2016	Chief Executive Officer
Dimitrios Dimopoulos	Deputy Chief Executive Officer	26 June 2014	2016	Deputy Chief Executive Officer
Paul Mylonas	Deputy Chief Executive Officer	26 June 2014	2016	Deputy Chief Executive Officer
Paula Hadjisotiriou	Deputy Chief Executive Officer	26 June 2014	2016	Deputy Chief Executive Officer

Non-executive members
Petros N. Christodoulou	Member	26 June 2014	2016	Economist
Efthymios C. Katsikas	Member	23 November 2012	2016	Employee Representative
Stavros A. Koukos	Member	23 November 2012	2016	Employees’ Representative, Chairman of Federation of Greek Banks Employees (OTOE)
Independent non-executive members
Dimitrios N. Afendoulis	Member	20 February 2014	2016	Economist

Board of Directors of the Bank

Name	Position in Board	Election Date	End of Term	Profession
Stefanos C. Vavalidis	Member	23 November 2012	2016	Ex Member of the Board of Directors, European Bank for Reconstruction & Development
Spyridon J. Theodoropoulos	Member	23 November 2012	2016	Chief Executive Officer, Chipita S.A.

Alexandra T. Papalexopoulou-Benopoulou	Member	23 November 2012	2016	Member of the Board of Directors, TITAN Cement S.A.
Petros K. Sabatacakis	Member	23 November 2012	2016	Economist

Greek Government Representative (Greek Law 3723/2008)
Aggeliki Skandaliari **	Member	23 March 2015	2016	-
Representative of the Hellenic Financial Stability Fund (Greek Law 3864/2010)
Charalampos A. Makkas	Member	11 June 2012	2016	Economist
Board and Board Committees’ Secretary
Panagiotis A. Dasmanoglou		28 January 2014*	2016	Assistant General Manager-Group Chief Compliance Officer

*At the Board of Directors’ meeting held on 28 January 2014, Mr. Panagiotis Dasmanoglou was elected as the Secretary of the Board replacing Mr. Michael A. Frousios.

**On 25 February 2015 Mr. Alexandros Makridis submitted his resignation from the Board, which was accepted by the Hellenic Republic Finance Minister on March 2, 2015. In replacement the Hellenic Republic, as per the Minister of Finance decision published on March 4, 2015 in the Greek Government Gazette, decided the appointment of Mrs. Aggeliki Skandaliari as the Hellenic Republic Representative to the Board according to the provisions of Greek Law 3723/2008

During 2014, the Bank’s Board convened twenty eight times in total.

During 2014, the BoD Committees convened in total forty six times.

14.3% (2 out of 14) of the Board Members are women.

Directors’ short CVs have been posted on the Bank’s website, at www.nbg.gr (section: The Group / Corporate Governance / Board of Directors).

·                  Board Committees

Five Committees have been set up and operate at Board level. Respective charters have been posted on the Bank’s website, at www.nbg.gr (section: The Group / Corporate Governance / Board of Directors / Committees). The Committee’s members are remunerated annually for their participation in each.

Board Risk Committee

The BRC was established by Board decision (meeting no. 1308/20.7.06) in accordance with the requirements of Bank of Greece Governor’s Act No. 2577/9.3.2006.

In 2014, the BRC convened twelve times. In 2014, the Committee was informed in detail on a regular basis, and consulted, concerning the risk appetite of the Bank, reviewed the Risk Management Annual Report 2013 and gave relevant information to the Board of Directors. Furthermore, the Committee approved the updated Corporate Credit Policy, received and assessed significant methodologies which fall within its scope of work, such as the Risk Appetite Framework and advised on important decisions that affect the Bank’s business plan under its risk appetite. At a joint meeting held on 24 September 2014, the BRC and the Audit Committee established their hereinafter cooperation on important issues, whenever deemed necessary.

Since 19 December 2013 the Committee has been composed exclusively of non-executive Board members, at least three in number, of which the majority (including the Chairman) are independent members of the Board, in accordance with the definition of independence specified in the Bank’s Corporate Governance Code. The members and the Chairman of the Committee are elected by the Board of the Bank, following recommendation by the Board’s Corporate Governance & Nominations Committee. Mr Stefanos Vavalidis and Mr Petros Sabatacakis are the risk experts participating in the Committee, having solid risk and capital management experience as well as familiarity with local and international regulatory framework.

Detailed information on the responsibilities, composition and modus operandi of the Committee are included in the Charter of the Committee (which was last updated by the Board on 27 November 2013) available on the Bank’s website at www.nbg.gr (section: The Group / Corporate Governance / Board of Directors / Committees).

Human Resources & Remuneration Committee

The Human Resources & Remuneration Committee (“HRRC”) was established by Board decision (meeting no. 1259/ 5.5.2005).

In 2014, the HRRC convened seven times. In 2014, the Corporate Governance and Nominations Committee reviewed the HRRC’s Charter with regard to the new Law 4261/2014 (CRD IV). The updated Charter was approved by the Board on 18 December 2014. In addition, the Committee approved the Board of Directors and Committees members’ remunerations for the fiscal year 2013 and set the remunerations of the Chairman, the CEO, Deputy CEOs and of the non-executive members of the Board until the General Meeting of 2015. Last, the Committee reviewed the Annual HR Report and dealt with the contracts, promotions and appointments of General Managers and Deputy General Managers of the Bank, the proclamation of exams via the Supreme Council for Civil Personnel Selection (ASEP) for the purpose of covering the needs for personnel in the periphery as well as the joint program between the State Scholarships Foundation (IKY) and National Bank of Greece, which aims at granting 200 scholarships for postgraduate studies and acquisition of career experience.

Detailed information on the responsibilities, composition and modus operandi of the Committee are included in the charter of the Committee posted on the Bank’s website, at www.nbg.gr (section: The Group / Corporate Governance / Board of Directors / Committees).

Corporate Governance & Nominations Committee

The Corporate Governance & Nominations Committee (“CGNC”) was established by Board decision (meeting no. 1259/ 5.5.2005).

In 2014, the CGNC convened six times. In 2014, the Committee updated its Charter in order to incorporate provisions of the new Law 4261/2014 (which transposed into Greek law the new EU Directive 2013/36 (CRD IV)). The updated Charter was approved by the Board on 18 December 2014. During the course of the year, the Committee worked on the implementation and alignment of the Bank with the recent changes in the regulatory framework particularly regarding corporate governance issues and international corporate governance best practices, among others by updating the Bank’s Corporate Governance Code, the Director’s Nomination Policy and the Board evaluation procedure, reappointing its members and evaluating the methodology for measuring Board performance and effectiveness. In addition, the Committee was updated regarding the new regulatory framework introduced by Law 4261/2014 (CRD IV), as well as regarding the obligations of Board members according to Law 4261/2014.

Detailed information on the responsibilities, composition and modus operandi of the Committee are included in the Committee’s charter posted on the Bank’s website, at www.nbg.gr (section: The Group / Corporate Governance / Board of Directors / Committees).

Strategy Committee

The Strategy Committee was established by Board decision (meeting no. 1387/ 29.9.2009).

In 2014, the Strategy Committee convened seven times. During the course of the year, the Committee examined strategic restructuring of the Bank and the Group, including Capital Actions, Capital Plan which was submitted to the Single Supervisory Mechanism (SSM) within the context of the Comprehensive Assessment, strategic decision making regarding NBG Group companies and the 2014 Budget. Finally, the Committee evaluated and submitted to the Board for approval the NBG Group Restructuring Plan, which was submitted to the European Commission’s Directorate General for Competition (“DG Comp”).

Detailed information on the responsibilities, composition and modus operandi of the Committee are included in the Committee’s charter has been posted on the Bank’s website, at www.nbg.gr (section: The Group / Corporate Governance / Board of Directors / Committees).

Audit Committee

The Audit Committee was established in 1999 and operates in accordance with the provisions of the Bank of Greece Governor’s Act No. 2577/2006, Law 3693/2008 (article 37) and the Sarbanes-Oxley Act (“SOX”).

The members of the Committee are elected by the GM upon recommendation of the CGNC to the Board Chairman. The Chairman and the Vice Chairman of the Committee are appointed by the Board. The Committee is currently composed of four non-executive Directors, three of whom are independent and one of whom (Mr Petros Sabatacakis) is the financial expert, advisor on issues related to the US Securities and Exchange Commission. The Committee’s members are appointed for a one-year term of office, which can be renewed indefinitely. The Committee employs a specialised consultant who reports directly to the Chairman of the Committee.

The current Audit Committee members were elected, as per the requirements of Law 3693/2008, by the AGM of Shareholders on 26 June 2014, following the consent of the CGNC and the Board. The Committee’s term of office was set for one year.

In 2014, the Audit Committee convened fourteen times. During the course of the year the Committee appointed the new Chief Internal Auditor, evaluated and submitted to the Board for approval the new NBG Group Policy on Connected Borrowers, and updated and approved the Charter of the NBG Group Internal Audit Division, in accordance with the new Basel Committee II and IIA standards. In addition, the Committee reviewed the quarterly and annual financial statements of the Bank and its Group, monitored on a quarterly basis and evaluated on an annual basis the operations of the NBG Group Internal Audit Division and the NBG Group Compliance Division, and assessed the adequacy of the internal audit systems in line with Bank of Greece Governor’s Act No. 2577/2006, ensuring the independence, objectivity and effectiveness of its operation, and submitted to the Board the proposal for the appointment of the external auditor to be elected by the General Meeting. In addition, the Committee was updated on a regular basis regarding the scope of evaluation and progress of work in the framework of the Bank’s compliance with the legal requirements of SOX (articles 404 and 302), progress in the organization and IT projects of the Group, the Conflict of Interest Policy for Senior Executives of the Bank, governance of compliance risk, and the WhistleBlowing Policy of the Bank and its Group. Finally, the Committee prepared on a quarterly and annual basis performance reports, in line with the approved monthly rolling agenda of the Committee for 2014. At a joint meeting held on 24 September 2014, the Audit Committee and the Board Risk Committee established their hereinafter cooperation on important issues, whenever deemed necessary.

Detailed information on the responsibilities, composition and modus operandi of the Committee are included in the Committee’s charter on the Bank’s website, at www.nbg.gr (section: The Group / Corporate Governance / Board of Directors / Committees).

The table below sets out the attendance of each member of the Board and the Board Committees’ meetings in 2014 as well as the respective compensation.

Attendance of members of the Board (times) in 2014 and respective compensation

Name	Board	Audit Committee	Board Risk Committee	HR and Remuneration Committee	Corporate Governance and Nomination Committee	Strategy Committee	Compensation (in €)
Chairman (Non-executive member)
Georgios P. Zanias (1)	28	—	12	7	6	7	54,000
Executive members
Alexandros G. Tourkolias	28	—	—	—	—	7	27,000
Dimitrios Dimopoulos (2)	13	—	—	—	—	4	13,875
Paul Mylonas (2)	13	—	—	—	—	4	21,375
Paula Hadjisotiriou (2)	12	—	—	—	—	4	13,875
Non-executive members
Ioannis C. Giannidis (3)	1	—	—	—	1	—	3,825
Petros N. Christodoulou (4)	24	—	5	—	—	7	31,625
Efthymios C. Katsikas	26	—	—	—	—	—	18,000
Stavros A. Koukos	25	—	—	—	—	—	—
Independent non-executive members
Dimitrios N. Afendoulis (5)	25	6	—	3	—	—	24,750
Stefanos C. Vavalidis (6)	19	13	12	—	—	5	45,000
Spyridon J. Theodoropoulos	20	—	—	5	6	5	45,000
Panagiotis-Aristeides A. Thomopoulos (6)	14	—	6	—	—	—	13,125
Alexandra T. Papalexopoulou-Benopoulou (7)	16	5	—	7	1	5	45,000
Petros K. Sabatacakis (8)	25	14	11	—	1	7	49,625
Maria (Marily) A. Frangista (9)	11	—	—	—	3	—	13,125
Greek Government Representative
Alexandros N. Makridis (10)	23	4	—	—	2	—	26,750
HFSF Representative
Charalampos A. Makkas	27	14	12	7	6	—	54,000

(1) Mr. Georgios Zanias is Chairman of the Corporate Governance & Nominations Committee and the Strategy Committee.

(2) Mr Dimitrios Dimopoulos, Mr Paul Mylonas and Ms Paula Hadjisotiriou were appointed as Deputy CEOs and members of the Board’s Strategy Committee at the meeting of the Board of Directors held on 26.6.2014.

(3) On 20 February 2014, Mr. Ioannis Giannidis resigned as member of the Board and its Corporate Governance and Nomination Committee.

(4) On 26 June 2014, Mr. Petros Christodoulou resigned as Deputy CEO, remaining in the Board as a non-executive member.

(5) Mr. Dimitrios Afentoulis was designated as independent non-executive member of the Board and member of the Audit Committee by the Annual General Meeting of Shareholders held on 26 June 2014.

(6) On 26 June 2014 the Chairman of the Board Risk Committee Mr. Panagiotis-Aristeides Thomopoulos resigned as member of the Board and Mr. Stefanos C. Vavalidis was elected Chairman of the Board Risk Committee.

(7) Ms. Alexandra Papalexopoulou-Benopoulou is Chairperson of the Human Resources & Remuneration Committee

(8) Mr. Petros Sabatacakis is Chairman of the Audit Committee.

(9) Ms. Maria (Marily) A. Frangista resigned as member of the Board and the Board’s Corporate Governance and Nominations Committee on 26 June 2014.

(10) On 26 June 2014, Mr. Alexandros N. Makridis resigned as member of the Board’s Audit Committee and Corporate Governance and Nomination Committee.

At its meeting held on 28 January 2014, the Board elected Mr Panagiotis Dasmanoglou, NBG Group Chief Compliance Officer, as Secretary of the Bank’s Board of Directors and of its Committees.

Mr. Miltiadis Stathopoulos, the Bank’s General Counsel and General Manager of Corporate Governance, participates in all Board Committees without voting rights.

As a result of the relationship with the Bank, in 2014 the Chairman, the Executive members and the Non-executive members of the Board, received compensation as set out in the table below.

Name	Gross Compensation (in €)
Chairman (Non-executive member)
Georgios P. Zanias	259,073
Executive members
Alexandros G. Tourkolias	295,963
Dimitrios Dimopoulos	248,373
Paul Mylonas	247,372
Paula Hadjisotiriou	256,835
Non-executive members
Ioannis C. Giannidis	71,160
Petros N. Christodoulou	128,781
Efthymios C. Katsikas	60,272
Stavros A. Koukos	76,309

In 2014, the above individuals did not receive any additional compensation (bonus).

·                  Management, administrative and supervisory bodies of the Bank

The key supervisory, management and administrative bodies of the Bank in which executive members of the Board participate, include the Senior Executive Committee, the ALCO, the Executive Credit Committee, the Disclosure & Transparency Committee, the Provisions and Write-Off Committee, the Risk Management Council, the Crisis Management Committee and the Compliance & Reputational Risk Committee.

Senior Executive Committee

The Senior Executive Committee was established in 2004 and it is the supreme executive body that supports the Chief Executive Officer of the Bank in his duties. The Senior Executive Committee has strategic and executive powers in regard to the more efficient operation of the Group and the monitoring of the execution of the Bank’s business plan, as well as approval authority that cannot be delegated to other members of the Bank’s management or to other collective bodies of the Bank.

The Committee is currently comprised of the following members:

Chairman	Alexandros Tourkolias	CEO
Member	Dimitrios Dimopoulos	Deputy CEO
Member	Paul Mylonas	Deputy CEO
Member	Paula Hadjisotiriou	Deputy CEO
Member	Damianos Charalampidis	Chief Operating Officer
Member	Nelly Tzakou-Lambropoulou	General Manager of Retail Banking
Member without voting rights	Miltiadis Stathopoulos	General Counsel & General Manager of Corporate Governance

Also, Mr. Omer Aras, Chairman and Group Chief Executive Officer of Finansbank is invited every two months so as to inform the Senior Executive Committee on issues related to international activities and Finansbank. Members’ short CVs have been posted on the Bank’s website www.nbg.gr (section: The Group / Corporate Governance / Management and Organizational structure/ Members).

Asset and Liability Committee

ALCO was established in 1993. The Committee’s key purpose is to establish the Bank’s and its Group financial sector entities’ strategy and policy as to matters relating to the structuring and management of assets and liabilities taking into account the current regulatory framework and market conditions, as well as the risk limits set by the Bank. The Committee is currently comprised of the following members:

Chairman	Paula Hadjisotiriou	Deputy CEO
Member	Dimitrios Dimopoulos	Deputy CEO
Member	Paul Mylonas	Deputy CEO
Member	Leonidas Fragkiadakis	General Manager of Treasury and Global Markets
Member	Nelly Tzakou-Lambropoulou	General Manager of Retail Banking

Executive Credit Committee

The Executive Credit Committee was established in 2008 and its purpose is the optimization and the sound operation of the risk taking limits. The Committee is comprised of the following members:

Chairman	Alexandros Tourkolias	CEO
Member	Dimitrios Dimopoulos	Deputy CEO
Member	Paul Mylonas	Deputy CEO
Member	Konstantinos Vossikas	Chief Credit Risk Officer

The General Counsel & General Manager of Corporate Governance is also present at the meetings of the Executive Credit Committee.

Disclosure and Transparency Committee

The Disclosure and Transparency Committee was established in 2003 in order to be aligned with the US legal requirements for the financial markets. Its purpose is to monitor the accuracy and completeness of the information included in public announcements and in any publications issued by the Bank to the SEC.

The Committee is comprised of the following members:

Chairman	Paula Hadjisotiriou	Deputy CEO
Deputy Chairman & Member	Paul Mylonas	Deputy CEO
Member	Dimitrios Dimopoulos	Deputy CEO
Member	Miltiadis Stathopoulos	General Counsel & General Manager of Corporate Governance
Member	Damianos Charalampidis	Chief Operating Officer
Member	Marinis Stratopoulos	General Manager of International Activities
Member	Nelly Tzakou-Lambropoulou	General Manager of Retail Banking
Member	Leonidas Fragkiadakis	General Manager of Treasury and Global Markets
Member	George Kaloritis	Chief Internal Auditor*
Member	George Koutsoudakis	Assistant General Manager of Corporate Banking
Member	Nikos Voutychtis	Assistant General Manager Group Finance
Member	Panagiotis Dasmanoglou	Group Chief Compliance Officer

*Since 28 January 2014. Till 28 January 2014, the position of Chief Internal Auditor was held by Mr. Petros Fourtounis.

The Committee is convened at the invitation of its Chairman, at least twice per annum and ad hoc as deemed necessary.

Provisions and Write Offs Committee

The Committee was established in 2010. Its purpose is the decision making process on the provisions and write offs of Bank claims of any nature, which are considered by the Committee to be liable of a loss in value.

The following members participate in the Committee:

Chairman	Alexandros Tourkolias	CEO
Member	Dimitrios Dimopoulos	Deputy CEO
Member	Paul Mylonas	Deputy CEO
Member	Paula Hadjisotiriou	Deputy CEO

The Committee is convened at the invitation of its Chairman.

Crisis Management Committee

The Crisis Management Committee was established in 2012. Through the Crisis Management Committee, the Bank aims to effectively coordinate the actions necessary to deal with unforeseen situations which may jeopardise the smooth operation of the Bank; inform, mobilise and coordinate the Bank’s relevant units, taking into account the nature, extent and the size of the crisis; and solve problems that require immediate attention.

The Committee is composed of the following members:

Chairman	Paula Hadjisotiriou	Deputy CEO
Deputy Chairman & Member	Paul Mylonas	Deputy CEO
Member	Dimitrios Dimopoulos	Deputy CEO

Member	Damianos Charalampidis	Chief Operating Officer
Member	Nelly Tzakou-Lambropoulou	General Manager of Retail Banking
Member	Telemachos Palaiologos	General Manager of Procurement & Security
Member	Anthony Antonopoulos	Deputy General Manager of Group Human Resources
Member	Panos Dasmanoglou	Group Chief Compliance Officer

* Since 28 January 2014. Untill 28 January 2014, the position of Chief Internal Auditor was held by Mr. Petros Fourtounis.

The Committee convenes as deemed necessary at the invitation of its Chairman.

Compliance & Reputational Risk Committee

The Compliance & Reputational Risk Committee was established in 2013. The Committee ensures the adequacy of the Bank’s and the Group’s controls that enable compliance with the regulatory framework as well as with the Policies of the Bank and the Group. Additionally, the Committee ensures that the management of reputational risk is in accordance with the risk appetite that has been approved by the Board of Directors and with the creation of long-term value for shareholders.

The Committee is composed of the following members:

Chairman	Alexandros Tourkolias	CEO
Member	Miltiadis Stathopoulos	General Counsel & General Manager of Corporate Governance
Member	Dimitrios Dimopoulos	Deputy CEO
Member	Paul Mylonas	Deputy CEO
Member	Paula Hadjisotiriou	Deputy CEO
Member	Nelly Tzakou-Lambropoulou	General Manager of Retail Banking
Member	Damianos Charalampidis	Chief Operating Officer
Member	Ioanna Katzilieri-Zour	Deputy General Manager of Group Marketing and Communications
Member	Panagiotis Dasmanoglou	Group Chief Compliance Officer

The Chairman can invite other executives of the Bank and Group to attend, if necessary. The Committee is convened at least quarterly and ad hoc as deemed necessary at the invitation of its Chairman.

E. Internal control system and management of risks

·                  Main features of the Internal Control System

Aiming to ensure the good reputation and credibility of the Bank and the Group towards shareholders, customers, investors and the supervisory and other independent authorities, the Bank provides for the continuous enhancement of its Internal Control System (“I.C.S.”). The I.C.S. refers to the set of controls and processes that cover all activities on an ongoing basis and is designed to ensure that the Bank and the Group operate effectively.

The I.C.S. aims to achieve the following main objectives:

·             Consistent implementation of the Group business strategy through the efficient use of available resources;

·             Identification and management of the undertaken risks, including the operational risk;

·              Completeness and reliability of data and information that are necessary for the accurate and timely determination of the Group’s financial position and the production of reliable financial statements filed to Greek and other authorities abroad;

·              Compliance with the local and international institutional framework (e.g. Law 3016/2002, Bank of Greece Governor’s Act No 2577/2006, Sarbanes Oxley Act) that governs the operation of the Bank and the Group, including internal regulations, IT systems and codes of ethics;

·             Adoption of Corporate Governance best practices; and

·              Prevention and avoidance of any errors and irregularities that may put at risk the reputation and the interests of the Bank, its shareholders and customers.

The Board, with the assistance of its Committees, in the context of the review of the corporate strategy and the significant business risks, adopts appropriate policies aiming to ensure an adequate and effective I.C.S. for the Bank and the Group. The Management is responsible for establishing and maintaining adequate controls and procedures, depending on the nature of activities and the undertaken risks, for assessing any I.C.S.’s deficiencies and finally undertaking the necessary corrective actions.

·                  Risk Management Framework

The Group aims to adopt practices regarding risk management governance, taking into account all relevant guidelines and regulatory requirements, as set by the Basel Committee on Banking Supervision, the Committee of European Banking Supervisors, the Bank of Greece and the Hellenic Capital Market Committee, as well as any decisions of the competent authorities supervising the Group’s entities.

The Group’s risk governance framework comprises of a number of different constituents.  In particular, the Board has established the Board Risk Committee overseeing all risk management functions across the Group.  All risk management units report to the NBG Group Risk Control and Architecture Division and to the NBG Group Market and Operational Risk Management Division which are supervised by the Group Chief Risk Officer, who reports to the Board Risk Committee.

The Bank’s ALCO sets the general guidelines for asset and liability management. ALCO determines the Bank’s strategy and policy as to matters relating to the structuring and management of assets and liabilities taking into account the current market conditions and the risk limits set by the Bank. The Group Internal Audit—Inspection Division (“GIAID”), which reports directly to the Board through the Audit Committee, complements the risk management framework and acts as an independent reviewer, focusing on the effectiveness of the risk management framework and control environment (the detailed presentation of the Bank’s and the Group’s risk management framework is cited in the Notes to the Financial Statements —Note 4).

·                  Regulatory Compliance and Corporate Governance

In December 2014, the Bank, as part of its continuous adaptation to the current regulatory requirements at European and national level and recognizing the particular importance of both Corporate Governance and Anti-Money Laundering and Countering Financing of Terrorist (AML/CFT) issues, with a view to further strengthen monitoring and enforcement of its relevant regulatory obligations, substantially reorganized its Group Compliance Division. In particular, Group Compliance has assumed further responsibilities particularly regarding corporate governance, by absorbing the former BoD Secretariat Division, while the AML/CFT Units of the Compliance Division now form a distinct Division. Both Divisions (i.e.), a) Compliance and Corporate Governance and b) AML/CFT Compliance) report to the Group Chief Compliance Officer. The purpose of these organizational changes is to further strengthen monitoring and supervision of matters related to corporate governance, money laundering and relationships with supervisors, the application of European and international regulatory framework, as well as the effective management of control systems.

The Group Compliance Divisions (“GCDs”) oversee all internal and external compliance matters, such as applicable Greek and EU laws and regulations, as well as supervisory authorities’ decisions. The Group Chief Compliance Officer, who oversees both GCDs, reports directly to the Bank’s Board through the Audit Committee.

The GCDs are functionally independent from other Bank and Group units and are responsible for regular monitoring and control of issues and reports regarding the Bank’s and Group’s legal and regulatory compliance. The GCDs ensure the timely prevention of risks relating to potential breach of regulatory rules and acts, supervise the implementation of Policies such as those regarding Anti-money Laundering / counter financing of terrorism, senior executives conflict of interest, anti-bribery, and of Policies adopted in compliance with the Law 3606/2007 on markets in financial instruments (MiFID). For compliance and corporate governance issues, GCD is the contact point with the Regulatory Authorities and updates the Audit Committee and the Board accordingly.

·                  Management of risks relating to the process of financial statements preparation

Management is responsible for establishing and maintaining an adequate Internal Controls over Financial Reporting (“I.C.F.R.”) which provides reasonable assurance regarding the reliability of financial statements and reports that are prepared in accordance with the applicable generally accepted accounting principles. In this context, the Group’s policies and procedures provide reasonable assurance that transactions are recorded as necessary, receipts and expenditures are made only in accordance with the authorizations of management and any unauthorized acquisition, use or disposition of Group’s assets is timely prevented or detected. These policies and procedures are supported by the appropriate IT and accounting systems.

The Bank’s Audit Committee is responsible for monitoring and annually evaluating the adequacy and effectiveness of the I.C.F.R. of the Group based on the reports submitted by the GIAID, the GCD, the Group SOX Unit (Finance Division) and the external auditors. The Audit Committee monitors the process of the financial statements preparation in accordance with the International Financial Reporting Standards (“IFRS”) and the accounting principles generally accepted in the United States of America (“US GAAP”), and reports to the Bank’s Board. Furthermore, the Audit Committee monitors the progress of the corrective actions undertaken in the context of the internal controls over financial reporting.

The GIAID is administratively independent from other Bank’s and Group’s units. The Chief Internal Auditor is appointed or dismissed exclusively by the Bank’s Board, based on the recommendation of the Audit Committee and the Bank’s CEO. The appointment or dismissal of the Chief Internal Auditor is communicated to the Bank of Greece and the HCMC. The Chief Internal Auditor reports on the GIAID’s activities directly to the Audit Committee on a monthly basis and to the Bank’s Board, through the Audit Committee on a quarterly basis. The GIAID performs systematic assessment of the I.C.S. of the Bank and its Group, in order to evaluate the adequacy and effectiveness of the risk management and governance framework as this is designed and established by Management.

The external auditor, throughout the fiscal year, reports to the Audit Committee any significant deficiencies or material weaknesses identified in the I.C.F.R. during the audit. The Audit Committee submits proposals to the Boards of Directors regarding the required corrective actions and monitors their implementation. Additionally, the Audit Committee makes proposals on the appointment of the external auditors, pre-approves services rendered to the Group and monitors the balance of audit and non-audit services in order to ensure auditor’s independence.

Additionally, management performs an annual assessment of the effectiveness of the Group I.C.F.R. over financial reporting established for the US GAAP purposes and in compliance with the Sarbanes Oxley Act, as a result of the Bank’s listing on the NYSE. In this context, the Group has the following two processes in place:

Assessment of Internal Controls over financial reporting

Specifically, for the preparation of financial statements in accordance with US GAAP and in compliance with SOX, Management performs annual assessment of the effectiveness of the Group’s I.C.F.R., based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - 2013 Integrated Framework (COSO). The results of the assessment are included in the Annual Report 20-F filed with the US Securities Exchange Committee (SEC). The assessment is conducted by the Group SOX Unit (Finance Division of the Bank) and concerns the review of the efficiency of the control mechanisms that have been identified in critical processes on a Group level.

Assessment of disclosure controls and procedures

The Chief Executive Officer, the Deputy Chief Executive Officers and the Group Chief Financial Officer, with the participation of Management of Group entities, perform an evaluation of the effectiveness of the disclosure controls and procedures of the Group and present the conclusions in the Annual Report 20-F which is filed with the SEC. Disclosure controls and procedures are defined as those controls and procedures designed to ensure that financial and non-financial information required to be disclosed in reports submitted under the US Securities Exchange Act of 1934 is properly recorded, processed, summarized and reported in a timely manner. For the assessment of the disclosure controls and procedures, the “self-assessment” method is applied by the management of the involved Group units.

The Bank’s Disclosure and Transparency Committee is informed about any significant deficiencies or material weaknesses which may be identified during the annual assessment of the I.C.F.R. and the disclosure controls and procedures described above. Any material weaknesses identified, are disclosed to the SEC following the approval of the Disclosure and Transparency Committee and is included in Managements Assessment of I.C.F.R. In such a case, an adverse audit opinion on SOX is issued. The Bank’s Audit Committee is informed of the decisions of the Disclosure and Transparency Committee.

For fiscal year 2014, Management report and the certifications on the assessment of the disclosure controls and procedures and the I.C.F.R. will be included in the 20-F Annual Report which will be filed with the SEC. The 20-F Annual Report will be posted on Bank’s internet site www.nbg.gr (section: The Group / Investor Relations / Annual Reports and Offering Circulars).

Athens, 23 March 2015

THE CHIEF EXECUTIVE OFFICER

ALEXANDROS G. TOURKOLIAS

Supplementary Report

for the period ended 31 December 2014

Supplementary Report

To the Annual General Meeting of Shareholders

of National Bank of Greece

Pursuant to article 4 of Law 3556/2007

Pursuant to article 4 of Law 3556/2007, listed companies must submit a supplementary report to the General Meeting of Shareholders providing detailed information on specific issues. This Board of Directors’ supplementary report to the General Meeting of Shareholders contains the required additional information.

A) Share capital structure

The Bank’s share capital on 31 December 2014 amounted to €2,413,736,838 and is divided into: (a) 3,533,149,631 common shares of a nominal value of €0.30 each, (b) 12,639,831 redeemable, registered preference shares without voting right or cumulative dividend, as defined in par. 2(xlvii) of article 4 of the Bank’s Articles of Association, of a nominal value of €0.30 each, and (c) 270,000,000 redeemable, registered preference shares under Law 3723/2008, as defined in par. 2(xlix) and 2(liv) of article 4 of the Bank’s Articles of Association, of a nominal value of €5.00 each.

The Bank ordinary shares are listed for trading on the ATHEX and on the New York Stock Exchange in the form of American Depositary Receipts (“ADRs”).

The rights of the shareholders of the Bank, arising from each share, are at first proportional to the percentage of the share capital to which the paid-in share value corresponds. Each share carries the rights stipulated by law and the Articles of Association, with the reservation of the rights of 2,022,322,834 dematerialized ordinary shares held by HFSF falling under the restrictions of article 7a par.1 of Greek Law 3864/2010. In particular:

(a)         1. The following rights arise out of the 1,510,825,721 ordinary shares (corresponding to an amount of €453 million or 18.78% of the Bank’s total share capital) not owned by HFSF:

·                  The right to participate in and vote at the General Meeting of Shareholders.

·                  The right to a dividend from the Bank’s profit for the year ended, or from liquidation, which amounts to 35% of the distributable profits (at the parent company level) following allocation of statutory reserves and profits from sale of shares which have been held for at least ten years and represent a shareholding larger than 20.0% of the paid up share capital of a subsidiary company of the Bank pursuant to Company Law 2190/1920, art. 45, par. 2 currently in force. In addition to the above, the net profit remaining from measurement of financial instruments at their fair value after deducting any losses resulting from such measurement is not taken into account for the calculation of the statutory dividend which is required by legislation currently in force. This is annually distributed to shareholders as a statutory dividend, whereas the distribution of a supplementary dividend is subject to General Meeting resolution. Shareholders entitled to a dividend are those whose names appear in the Register of the Bank’s Shareholders on the date the dividend beneficiaries are determined, and a dividend on each share owned by them is paid within 2 months of the date of the General Meeting of Shareholders that approved the Bank’s annual financial statements. The dividend payment method and place are announced in the press. After the lapse of five (5) years from the end of the year in which the General Meeting approved the dividend, the right to collect the dividend expires and the corresponding amount is forfeited in favour of the Greek state.

·                  The preemptive right to each share capital increase in cash and issue of new shares.

·                  The right to receive a copy of the Bank’s financial statements and of the certified public accountants’ report and the Board of Directors’ report.

·                  The General Meeting of Shareholders maintains all of its rights during liquidation proceedings (pursuant to Article 38 of the Bank’s Articles of Association).

·                  Pursuant to Law 3723/2008, article 1 par. 3 of Law 3723/2008, as amended by article 28 of Law 3756/2009, article 39 of Law 3844/2010 and finally article 4 (par.3c) of Law 4063/2012, for the whole period during which the Bank participates in the Hellenic Republic’s Bank Support Plan, payment of dividends on common shares is restricted to stock dividends. Stock dividends in this case cannot derive from repurchased shares. Dividend on preferred shares issued abroad, are excluded from this regulation. Moreover, during the period of the banks’ participation in the liquidity enhancement plan according to Law 3723/2008, share repurchase is prohibited.

2. The 2,022,322,834 common shares held by HFSF (corresponding to an amount of €607 million or 25.14% of the Bank’s total share capital) according to the Article 7a par.1 of the Greek Law 3864/2010, giving the right to HFSF to exercise its voting rights in the General Meeting of Shareholders only for decisions regarding amendments to the Articles of Association, including increase or reduction of capital or provision of proxy powers to the Board of Directors to that effect, merger, division, conversion, revival, extension of duration or dissolution of the company, transfer of assets, including the sale of subsidiaries or any other issue requiring an increased majority as provided  by Company Law 2190/1920 on “sociétés anonymes”. Specifically, in order to calculate quorum and majority at the General Meeting, the shares of HFSF are not taken into account regarding decisions on matters other than those mentioned above. According to Article 7a of Greek Law 3864/2010, HFSF exercises its full voting rights without the aforementioned limitations among others in case it is concluded, by decision of the HFSF General Council, that there is a breach of material obligations which are included in the restructuring plan or which promote its implementation.

Moreover, the common shares held by HFSF provide also, as the common shares held by other private investors, dividend rights, pre-emptive right in case of share capital increase and the right to receive a copy of the financial statements and auditors’ reports, as mentioned above.

Furthermore, these common shares provide the HFSF representative to the Bank’s Board of Directors, the following rights under the Law:

1.              The right to request convening of the General Meeting  of the Shareholders within the deadlines provided by paragraph 2, of Article 7, of the Law.

2.              Veto power over any decision taken by the Board of Directors:

i.                  Regarding the distribution of dividends and the remuneration policy concerning the Chairman, the CEO as well as  other members of the Board of Directors, the General Managers and their deputies; or

ii.               If the decision in question could seriously jeopardize the interests of depositors or seriously affect the Bank’s liquidity or solvency or its overall sound and smooth operation (such as business strategy, management of assets and liabilities, etc.)

3.              The right to request an adjournment of any meeting of the Bank’s Board of Directors for three (business) days, in order to receive instructions from the HFSF Board, which consults with the Bank of Greece for this purpose. This right may be exercised until the end of the Board of Directors’ meeting.

4.              The right to request convocation of the Board of Directors.

5.              The right to approve the appointment of the Chief Financial Officer.

While exercising the aforementioned rights to the Bank’s Board, the HFSF Representative should by law take into consideration the commercial autonomy of the Bank. Finally, the HFSF Representative for the purposes of this Law has free access to the Bank’s books and records with consultants of his choice.

(b)         Related to 12,639,831 preferred shares (corresponding to an amount of €4 million or 0.16% of the Bank’s total share capital)

·                  The privileges of the Preference Shares are (i) the right to collect, before the ordinary shares and, if existing, other class of preference shares of the Bank ranking or expressed to rank junior to the Preference Shares, a euro denominated annual dividend (which may be expressed as being equal to a USD amount) that may be payable by the Bank in USD, (the Preferred Dividend); (ii) the right to collect the Preferred Dividend also from the payment of dividend amounts described under article 45 par. 2 of the Company Law 2190/1920 and until full exhaustion of such amounts; and (iii) the right to collect before the ordinary shares and other Junior Obligations of the Bank an amount denominated in Euro equal to the sum of the nominal value and any premium paid, which may be determined by reference to a fixed US dollar amount, which may be payable in US dollars by the Bank, from the liquidation proceeds of the Bank, including above par reserves formed after the issuance of the Preference Shares (Liquidation Preference).

·                  The Preference Shares do not entitle their holders to cumulative dividends and are not convertible into common shares. The Preference Shares are issued without voting rights, subject to those cases where voting rights exist by operation of mandatory provisions of law.

·                  The approval of the payment of Preferred Dividends on the Preference Shares, will be declared on an annual basis at the absolute discretion of the Annual General Meeting of the Bank out of Distributable Funds under 44a para. 2 of the Company Law 2190/1920. Subject to the provisions relating to paragraphs 8 to 9 of point (xlvii) of paragraph 2 of article 4 of the Bank’s Articles of Association, the Bank will not be permitted to pay any Preferred Dividend on the Preference Shares if such Preferred Dividend together with any dividends previously paid and/or approved for payment in respect of Preferred Dividend Parity Obligations in the then current financial year would exceed the Distributable Funds under 44a or if the Bank of Greece has requested in writing the non-payment of dividend (including the amounts of dividend distributed under article 45 par. 2 of the Company Law 2190/1920) to the common and preferred shareholders of the Bank.

·                  The Preference Shares will be redeemable by the Bank in accordance with the provisions of article 17b of the Company Law 2190/1920. The Bank is entitled to redemption at the First Call Date, as well as on any date thereafter following an invitation to all the Preferred Shareholders. The redemption is effected by payment to each Preferred Shareholder of an amount equal to the Redemption Amount. Such redemption will be subject to the prior consent of the Bank of Greece.

The non-cumulative non-voting Redeemable Preference Shares were offered in the form of American Depositary Shares in the United States. The American Depositary Shares are evidenced by American Depositary Receipts and are listed in the New York Stock Exchange.

(c)          Related to 270,000,000 preferred shares pursuant to Law 3723/2008 (corresponding to an amount of €1,350 million or 55.93% of the Bank’s total share capital). The new preference shares issued by the Bank and taken up by the Greek state entail the following privileges:

·                  The right to receive payment of a fixed return, calculated on a 10.0% basis over the selling price of each preference share to the Greek State

(i) in priority over the common shares;

(ii) in priority over the dividend amounts distributed pursuant to Article 1 par. 3 of Law  3723/2008; and

(iii) irrespective of distribution of dividend to the rest of the Bank’s shareholders and provided that, following payment of the said fixed return, the Bank’s capital adequacy ratios, calculated by the equity method, meet the respective minimum supervisory requirements set by the Bank of Greece from time to time.

·                  The fixed return on the said preference shares is to be calculated accrued on an annual basis pro rata to the time period during which the Greek State remains a Preferred Shareholder (“PS”) and paid within one month as of the AGM approval of the annual financial statements for the respective year, subject to availability of distributable funds, in the sense of Article 44a of the Company Law 2190/1920, specifically profits from the last and/or previous financial years and/or reserves, and subject to prior authorization of the distribution of such available funds by a Common Shareholders’ GM resolution. In the event of lack of sufficient distributable funds, the Preferred Shareholder is entitled to receive payment of fixed return on the preference shares in priority over the Common Shareholders, up to exhaustion of such distributable funds.  The new preference shares can be redeemed by the Bank at the offer price after the lapse of five years, or even earlier, upon Bank of Greece approval. If the five-year period lapses and no GM resolution on repurchase of the preference shares has previously been passed, then by resolution of the Minister of Economy and Finance taken following a Bank of Greece proposal, the annual fixed return payable to the Greek State pursuant to Article 1, par. 3 of Law 3723/2008 shall be subject to a gradual cumulative increase of 2% per annum.

·                  The right to vote at the Preferred Shareholders’ GM under the circumstances provided for by the Company Law 2190/1920.

·                  The right to participate in the Bank’s Board by a representative thereof appointed to the Board as an additional member thereof (the “Greek State representative”).

·                  The Greek State representative’s right to exercise a veto over any decision of a strategic nature, or materially affecting the Bank’s legal or financial status and requiring GM approval, or related to distribution of a dividend and bonus policy for the Bank’s Chairman, Chief Executive Officer, other Board Members, General Managers and substitutes thereof by resolution of the Minister of Finance, or that may be deemed by the Greek State representative to affect depositors’ interests or materially affect the Bank’s credit standing and normal course of business.

·                  The Greek State representative’s right to attend the Common Shareholders’ GM and to exercise, during deliberation and decision-taking, a veto over the abovementioned issues.

·                  The Greek State representative’s right of free access to the Bank’s books and records, restructuring and viability reports, plans to meet the Bank’s medium-term financing needs, and data regarding the level of credit provided to the real economy, for the purposes of Law 3723/2008.

·                  The right to collect from the Bank’s liquidation proceeds in priority over all other shareholders.

B) Restrictions on transfers of the Bank’s shares

Transfers of the Bank’s shares are carried out as prescribed by law and are not subject to any restrictions pursuant to the Bank’s Articles of Association, except for the ordinary shares held by HFSF and are subject to the provisions of article 8 of Law 3864/2010 and article 3 par.7 of Cabinet Act 38/2012.

In particular, according to article 8 of Law 3864/2010, HFSF decides on the way and procedure for disposing its shares at a time it deems appropriate and in any case within five years from its participation in the Bank’s capital increase, provided that par.1 of article 7a of Law 3864/2010 applies. The disposal may take place gradually or one-off, at HFSF’s discretion, so long as all shares are disposed of within the time limits referred to above.  The disposal of shares within the time limits stipulated above may not be made to any entity belonging directly or indirectly to the Hellenic Republic, in accordance with Greek Law.  Furthermore, disposal shall be carried out with a view to protecting the interests of the Hellenic Republic, taking into consideration also to strengthen the financial stability and ensure a level-playing field in the financial sector.

Additionally, according to article 3 par. 7 of Cabinet Act 38/2012, without prejudice to the transfers which will take place due to exercise of the call option embedded in the Warrants (for further details see following section F) NBG Shareholders’ agreements), HFSF will not be able to transfer the shares which carry call option, for a period of 36 months after the issue date of the securities. After the expiry of the aforementioned period and until the final date of exercise of the call option, according to the same article of Cabinet Act 38/2012, HFSF may dispose its shares which carry call option according to the stipulations of paragraphs 7 — 11 of Article 3 of Law 3864/2010.

C) Significant direct and indirect holdings as per Law 3556/2007

As of 31 December 2014, there are no significant direct or indirect holdings as per Law 3556/2007, i.e. of a direct or indirect participation percentage higher than 5.0% of the aggregate number of the Bank’s ordinary shares, except for the 2,022,322,834 ordinary dematerialised registered shares with voting rights held by HFSF following the Bank’s recapitalization in 2013 and falling under the restrictions of article 7a par.1 of Law 3864/2010.

D) Shares with special control rights

There are no shares with special control rights with the following exceptions.

1. Following the Bank’s participation in the Hellenic Republic’s Bank Support Plan in 2009, the issuance of shares pursuant to article 1 par.3 of Law 3723/2008 and the appointment of a member to the Bank’s Board of Directors by the Greek state, the latter through its representative has the aforementioned (Section A point c) rights of Law 3723/2008 and, among others, veto power on any decision of a strategic nature, or materially affecting the Bank’s legal or financial status and requiring GM approval, or related to dividend distribution and to the compensation of the Bank’s Chairman, the Chief Executive Officer and the other Board of Directors members as well as the General Managers and the Deputy General Managers, or any decision that may put depositors’ interests at risk or materially affect the Bank’s credit standing and smooth operation.

2. According to the stipulations of article 6 par. 9 of Law 3864/2010, as amended and in force, HFSF appointed on 11 June 2012 a representative to the Bank’s Board of Directors, with the abovementioned (Section A point a.2) rights of Law 3864/2010.

In particular, the HFSF has the legal duty according to law 3864/2010, as amended and in force, to cater for (a) the efficient management of its investment in the Bank in a manner that protects the value of its investments and minimizes risks to the Greek citizen; (b) that the Bank operates on market terms; (c) that in due time the Bank returns to private ownership in an open and transparent manner; (d) that compliance with State Aid rules is achieved. Moreover, HFSF monitors compliance of the Bank with the restructuring plan that will be submitted to the European Commission, which will have to provide its consent according to the stipulations of Article 6 par.5 of Law 3864/2010.

For the purpose of accomplishing the aforementioned, the Bank and HFSF entered into a RFA dated 10 July 2013.

This Agreement determines the relationship between the Bank and HFSF and the matters related with, amongst others, (a) corporate governance of the Bank; (b) development of the approved Restructuring Plan; (c) material obligations of the Restructuring Plan and transition of HFSF voting rights of; (d) monitoring of the implementation of the Restructuring Plan and the Bank’s implied risk profile; and (e) HFSF’s consent for Material Matters as defined in Clause 3.5a of the Agreement.

Moreover, the RFS mentions that subject to its provisions, the applicable Law and the Charter Documents, the Bank’s decision making bodies will continue to determine independently, amongst others, the Bank’s commercial strategy and policy (including business plans and budgets) in compliance with the Restructuring Plan and the decisions on the day-to-day operation of the Bank will continue to rest with the Bank’s competent bodies and officers, as the case may be, in accordance with their statutory, legal and fiduciary responsibilities.

Furthermore, under this RFS, the Bank shall provide HFSF, its designated representatives and their professional advisors with all information and data concerning the NBG Group and related matters in order for HFSF to safeguard its property rights and its investment, monitor the Bank’s implementation of the Restructuring Plan and to exercise its statutory and contractual rights and fulfil its statutory obligations. To that end, the Bank shall cooperate effectively and the HFSF’s Executive Board and the Bank’s Executive Committee members shall meet at least once per quarter and the Bank’s management and the HFSF’s senior officers shall meet at least once per month. In addition to the above, one of the HFSF Representatives to the Bank’s Board of Directors is appointed as a member to the Audit Committee, the Risk Committee, Corporate Governance and Nomination Committee and Human Resources and Remuneration Committee.

According to the provisions of the RFA, the HFSF Representatives in the Board of Directors will have the following rights:

i. To request the Board to convoke the General Assembly of Shareholders within the deadlines described in the Law 3864/2010 or to include items on the agenda to be discussed at a General Assembly to be convoked by the Board. The Board shall have the obligation to convoke the General Assembly upon respective request of the HFSF Representatives and to include the proposed items in the respective invitation for the convocation of the General Assembly.

ii. To request that the Board and the Committees they participate in, are convened within the next seven (7) days from the Representatives’ written request to the Chairman of the Board or the Committee, where they shall also include the proposed items on the agenda. If the Chairman of the Board/Committee does not proceed to the convocation of the Board within the above deadline or does not include all the proposed items in the invitation, then the HFSF Representatives shall be entitled to convoke the Board/Committee within five (5) days as of the expiry of the abovementioned period.

iii. To include items in the agenda of a Board meeting scheduled or a Committee where the Representative participates. For this purpose, HFSF Representatives will submit in writing to the Chairman of the Board or the Committee, the desired additional items on the agenda at least two (2) business days prior to the date of the Board/Committee meeting. The Chairman of the Board/Committee must include these items in the agenda of the scheduled Board/Committee meeting.

Additionally, the HFSF Representatives shall have in respect of the Agreement free access to the credit institution’s books and records for the purposes of the Law 3864/2010 with consultants of their choice in order to ensure the effective exercise of the HFSF rights under the Law, including monitoring of the implementation of the Restructuring Plan.

E) Restrictions to voting rights

There are no restrictions on voting rights issuing from the ordinary shares pursuant to the Bank’s Articles of Association, except for the restrictions on ordinary shares held by HFSF which are subject to the provisions of article 7a par.1 of Law 3864/2010, as abovementioned.

Furthermore and pursuant to the Bank’s Articles of Association, the holders of preference shares have no voting rights, except for the cases where this is strictly provided by the Law and in particular under the provisions of article 1 of Law 3723/2008 (as amended and in force) as stated in previous Section A.

F) NBG Shareholders’ agreements

Referring to shareholders’ agreements pursuant to which restrictions apply to transfers of, or to the exercise of voting rights arising from the Bank’s shares, HFSF, according to article 7 par.4 of Law 3864/2010 and the Cabinet Act 38/2012 (as amended by Cabinet Act 6/2013) issued on 26 June 2013, 245,779,626 Warrants were granted to private investors participating in the aforementioned capital increase of the Bank according to Law 3864/2010 and Cabinet Act 38/2012. Trading of the warrants on the Athens Stock Exchange began on 27 June 2013.

In particular, warrants are transferable securities with no restrictions concerning their transfer. Each warrant incorporates the right of its holder to purchase from HFSF 8.22923881005499 new shares, acquired by HFSF due to its participation in the above capital increase of Bank. The warrants do not provide voting rights to holders or owners thereof.

The call options embedded in the Warrants may be exercised every six months, with the first exercise date being six months following their issuance and the last exercise date being fifty-four (54) months following their issuance. Call options not exercised until the last aforementioned exercise date will automatically cease to exist and the corresponding warrants will be cancelled by HFSF. The procedure for the exercise of the call option and their settlement, as well as any change in the rights and obligations of the holders of warrants that may occur during the term that the warrants are in force, is announced by the Bank on its website and in the Daily Bulletin of the Athens Stock Exchange at least 10 days prior to each date of exercise of the warrants.

The exercise price of the call option for each warrant in order to acquire new shares held by HFSF, will be equal to €4.29 plus accrued interest at an annual rate of 3% plus the margin:

·                  1% (100 basis points) for the first year from the Issue Date;

·                  2% (200 basis points) for the second year from the Issue Date;

·                  3% (300 basis points) for the third year from the Issue Date;

·                  4% (400 basis points) for the fourth year from the Issue Date; and

·                  5% (500 basis points) for the remaining period

on the number of new shares that the holder of the warrant is entitled to acquire upon exercise of his right. The exercise price will be adjusted accordingly in the event of corporate actions and is announced by the Bank on its website and in the Daily Bulletin of the Athens Stock Exchange. The last exercise date (27 December 2017) is the date of expiry of the warrants.

After 36 months from the issuance of the warrants, HFSF may, under certain conditions, transfer the underlying common shares to third parties without any compensation being owed to holders of warrants that decide not to acquire those shares.

After the end of the third exercise period (29 December 2014), the warrants currently remaining in force are 245,748,459, whereas the shares of the Bank upon which they are drawn and which are held by HFSF are 2,022,322,834.

G) Rules regarding the appointment and replacement of Board members and amendments to Articles of Association

The provisions of the Bank’s Articles of Association regarding the appointment and replacement of members of the Board of Directors, as well as for amendments to the Articles of Association are the same as the corresponding provisions of the Company Law 2190/1920.  In addition, relevant provisions regarding the appointment and replacement of Board members are included in the Corporate Governance Code and the Charter of the Corporate Governance and Nomination Committee that were updated in 2014 with a view to incorporate the recent changes in the regulatory framework (especially Law 4261/2014, which transposed CRD IV into Greek law), to further adopt international best practices, such as the Senior Independent Director, as well as to better reflect the Bank’s organizational structure. Following the Bank’s participation in the Hellenic Republic’s Bank Support Plan as per Law 3723/2008, the Greek State appoints an additional member to the Bank’s Board of Directors, as its representative, for the whole period the Bank participates into this plan.

In the context of the recapitalization of the Greek banks and specifically pursuant to the provisions of Greek Law 3864/2010, as currently in force, and Cabinet Acts 15/2012 and 38/2012, and following the contribution on 28 May 2012 to the Bank by HFSF of EFSF bonds as an advance for the participation in the Bank’s future share capital increase, HFSF, pursuant to the Presubscription Agreement dated 28 May 2012 and executed by the Bank, HFSF and EFSF, as amended and restated on 21 December 2012, appointed a Representative to the Bank’s Board of Directors that following the aforementioned Relationship Framework Agreement of 10 July 2013 has the rights provided by Law 3864/2010 and the terms of the  Relationship Framework Agreement.

H) Board of Directors’ authority for the issue of new shares or the purchase of own shares

Issue of new shares

Pursuant to the provisions of Company Law 2190/1920 Article 13 par. 1, by General Meeting resolution, subject to the publication requirements provided for under Company Law 2190/1920 Article 7b, the Board of Directors can increase the Bank’s share capital through the issue of new shares by resolution adopted on a two-third-majority basis. In that case, pursuant to Article 5 of the Bank’s Articles of Association the Bank’s share capital may increase up to the amount of capital paid up as at the date the Board of Directors’ is authorized to do so by the General Meeting. The said authorization may be renewed from the General Meeting, each time for a period of up to 5 years.

More specifically on 18 February 2010, the 2nd Repeat Extraordinary General Meeting of the Bank’s shareholders approved the assignment to the Board of Directors of the right to issue bonds convertible to shares, as per the provisions of articles 3a and 13 of the Company Law 2190/1920 and article 5 of the Bank’s Articles of Association, for a period of five years, up to an amount corresponding to 50% of the paid-up share capital of the Bank as at the time of the assignment of the said right, that is €1,696 million. The Meeting authorized the Board to decide the particular terms and details of such issuance, as well as the procedure by which the bonds will be converted to shares.

Stock options

Regarding the warrants of Cabinet Act 38/2012 referred to above, the aforementioned provisions apply.

In accordance with Company Law 2190/1920 Article 13 par. 13, pursuant to a General Meeting resolution a Stock Options Program may be launched for the management and staff in the form of options to acquire shares of the Bank as per the terms of the resolution. The General Meeting resolution determines the maximum number of shares to be issued if the beneficiaries’ stock options are exercised, which by law cannot exceed 1/10 of the Bank’s existing shares, as well as the purchase price and the terms of allocation of the shares to the beneficiaries.

Currently, there are no active Stock Options Programs.

Purchase of own shares

In accordance to Company Law 2190/1920 Article 16 par. 5-9, pursuant to a General Meeting resolution, companies listed on the ATHEX may purchase up to 10% of their own shares (“treasury shares”) via ATHEX.  However, as long the Bank participates in the Hellenic Republic’s Bank Support Plan and pursuant to the restrictions imposed by the related Law 3723/2008 (article 1 par.5 as amended by  Law 3756/2009), the Bank is not allowed to repurchase any own shares. Moreover, according to article 16C of Law 3864/2010 during the period of HFSF participation in the capital of the Bank, it is prohibited for the Bank to purchase own shares without HFSF approval.

During 2014, NBG Securities S.A. (the Bank’s subsidiary which conducts treasury shares transactions for its brokerage business) acquired 32,698,747 and disposed of 33,095,326 of the Bank’s shares at the amount of €81 million and €83 million respectively. On 31 December 2014, the Bank did not hold any own shares, while NBG Securities S.A., held 1,076 own shares corresponding to 0.00001% of the Bank’s total share capital.

I) Significant agreements that come into effect, are modified or terminated in the event of a change in control following a public offering

There are no agreements that shall come into effect, be modified or terminated in the event of a change in control of the Bank following a public offering.

J) Agreements with Board members or officers of the Bank

In the case of the executive members of the Board of Directors and the highly ranked officers (General Managers and Assistant General Managers) the Bank reserves the right for groundless termination of their fixed-term employment contracts by paying specific levels of compensation. The compensation may reflect the entitled salaries for the remaining period of the contract. Especially as to the Executive Members of the Board of Directors, it may not exceed the salaries of one (1) year.

Athens, 23 March 2015

THE CHIEF EXECUTIVE OFFICER

ALEXANDROS TOURKOLIAS

Independent Auditor’s Report

on the financial statements for the year ended 31 December 2014

TRANSLATION

Independent Auditor’s Report

To the Shareholders of “NATIONAL BANK OF GREECE S.A.”

Report on the Separate and Consolidated Financial Statements

We have audited the accompanying separate and consolidated financial statements of the “NATIONAL BANK OF GREECE S.A.” (the “Bank”) and its subsidiaries (the “Group”), which comprise the separate and consolidated Statement of Financial Position as of 31 December 2014, and the separate and consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, as well as a summary of significant accounting policies and other explanatory notes.

Management’s Responsibility for the Separate and Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these separate and consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union, and for such internal control as Management determines is necessary to enable the preparation of separate and consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these separate and consolidated financial statements based on our audit. We conducted our audit in accordance with the International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the separate and consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the separate and consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the separate and consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the separate and consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the separate and consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying separate and consolidated financial statements present fairly, in all material respects, the financial position of the Bank and the Group as of 31 December 2014, and of their financial performance and their cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union.

Emphasis of Matter

Without qualifying our opinion, we draw attention to the disclosures made in note 2.2 to the separate and consolidated financial statements, which refer to the material uncertainties associated with the current economic conditions in Greece and the ongoing developments, that affect the banking sector and in particular its liquidity. These material uncertainties may cast significant doubt on the Group’s and the Bank’s ability to continue as a going concern.

Report on Other Legal and Regulatory Requirements

The Directors’ Report includes a Corporate Governance Statement which provides the information required according to the provisions of paragraph 3d of Article 43a and paragraph 3f of article 107 of Codified Law 2190/1920.

We have agreed and confirmed the content and consistency of the Directors’ Report to the accompanying separate and consolidated financial statements according to the provisions of the articles 43a, 108 and 37 of the Codified Law 2190/1920.

Athens, 31 March 2015

The Certified Public Accountant

Beate Randulf

Reg. No. SOEL: 37541

Hadjipavlou Sofianos & Cambanis S.A.

Fragoklisias 3a & Granikou Str.

GR 151 25 Marousi

Reg. No. SOEL: E120

Statement of Financial Position

as at 31 December 2014

		Group		Bank
€ million	Note	31.12.2014	31.12.2013	31.12.2014	31.12.2013
ASSETS
Cash and balances with central banks	17	5,837	5,910	1,870	2,195
Due from banks	18	3,324	2,847	3,790	3,478
Financial assets at fair value through profit or loss	19	2,408	3,087	2,049	2,411
Derivative financial instruments	20	5,943	3,671	4,796	2,581
Loans and advances to customers	21	68,109	67,250	43,531	46,327
Investment securities	22	16,715	17,477	11,856	13,470
Investment property	23	912	535	6	—
Investments in subsidiaries	46	—	—	7,300	8,216
Equity method investments	24	141	143	10	7
Goodwill, software and other intangible assets	25	1,756	1,709	119	111
Property and equipment	26	2,109	1,766	260	263
Deferred tax assets	27	4,024	2,414	3,855	2,189
Insurance related assets and receivables	28	848	721	—	—
Current income tax advance		522	441	481	435
Other assets	29	2,591	2,758	1,768	2,259
Non-current assets held for sale	30	225	201	255	255
Total assets		115,464	110,930	81,946	84,197

LIABILITIES
Due to banks	31	22,226	27,897	20,481	26,473
Derivative financial instruments	20	6,258	3,029	5,706	2,559
Due to customers	32	64,929	62,876	44,130	45,290
Debt securities in issue	33	3,940	2,199	872	810
Other borrowed funds	34	2,051	1,607	871	102
Insurance related reserves and liabilities	35	2,532	2,404	—	—
Deferred tax liabilities	27	44	53	—	—
Retirement benefit obligations	12	337	530	270	487
Current income tax liabilities		75	46	—	—
Other liabilities	36	2,599	2,407	963	2,093
Liabilities associated with non-current assets held for sale	30	7	8	—	—
Total liabilities		104,998	103,056	73,293	77,814

SHAREHOLDERS’ EQUITY
Share capital	38	2,414	2,073	2,414	2,073
Share premium account	38	14,060	11,975	14,057	11,972
Less: treasury shares	38	—	(2)	—	—
Reserves and retained earnings	40	(6,862)	(6,935)	(7,818)	(7,662)
Equity attributable to NBG shareholders		9,612	7,111	8,653	6,383

Non-controlling interests	41	772	683	—	—
Preferred securities	42	82	80	—	—
Total equity		10,466	7,874	8,653	6,383

Total equity and liabilities		115,464	110,930	81,946	84,197

Athens, 23 March 2015

THE CHAIRMAN	THE CHIEF	THE DEPUTY CHIEF
	EXECUTIVE OFFICER	EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER

GEORGIOS P. ZANIAS	ALEXANDROS G. TOURKOLIAS	PAULA N. HADJISOTIRIOU

The notes on pages 46 to 160 form an integral part of these financial statements

Income Statement

for the period ended 31 December 2014

		Group		Bank
		12 month period ended		12 month period ended
€ million	Note	31.12.2014	31.12.2013	31.12.2014	31.12.2013

Interest and similar income		5,285	5,520	2,355	2,517
Interest expense and similar charges		(2,156)	(2,363)	(770)	(1,069)
Net interest income	6	3,129	3,157	1,585	1,448

Fee and commission income		777	793	242	237
Fee and commission expense		(246)	(264)	(219)	(236)
Net fee and commission income	7	531	529	23	1

Earned premia net of reinsurance		519	530	—	—
Net claims incurred		(433)	(463)	—	—
Earned premia net of claims and commissions	8	86	67	—	—

Net trading income / (loss) and results from investment securities	9	(187)	(95)	(222)	(169)
Net other income / (expense)	10	5	113	(63)	592
Total income		3,564	3,771	1,323	1,872

Personnel expenses	11	(1,163)	(1,530)	(588)	(915)
General, administrative and other operating expenses	13	(750)	(811)	(334)	(339)
Depreciation and amortisation on investment property, property & equipment and software & other intangible assets		(202)	(206)	(78)	(88)
Amortisation and write-offs of intangible assets recognised on business combinations		(4)	(20)	—	—
Finance charge on put options of non-controlling interests		(3)	(5)	(3)	(5)
Credit provisions and other impairment charges	14	(2,865)	(1,373)	(2,370)	(1,026)
Share of profit / (loss) of equity method investments		1	(5)	—	—
Profit / (loss) before tax		(1,422)	(179)	(2,050)	(501)

Tax benefit / (expense)	15	1,528	986	1,668	1,119
Profit / (loss) for the period		106	807	(382)	618

Attributable to:
Non-controlling interests		40	(2)	—	—
NBG equity shareholders		66	809	(382)	618

Earnings / (losses) per share - Basic and diluted	16	€0.02	€0.62	€(0.12)	€0.45

Athens, 23 March 2015

THE CHAIRMAN	THE CHIEF	THE DEPUTY CHIEF
	EXECUTIVE OFFICER	EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER

GEORGIOS P. ZANIAS	ALEXANDROS G. TOURKOLIAS	PAULA N. HADJISOTIRIOU

The notes on pages 46 to 160 form an integral part of these financial statements

Statement of Comprehensive Income

for the period ended 31 December 2014

		Group		Bank
		12 month period ended		12 month period ended
€ million	Note	31.12.2014	31.12.2013	31.12.2014	31.12.2013

Profit / (loss) for the period		106	807	(382)	618

Other comprehensive income / (expense):
Items that may be reclassified subsequently to profit or loss:
Available-for-sale securities, net of tax		(95)	(91)	(128)	—
Currency translation differences, net of tax		212	(1,150)	—	—
Cash flow hedge, net of tax		(48)	36	—	—
Total of items that may be reclassified subsequently to profit or loss		69	(1,205)	(128)	—

Remeasurement of the net defined benefit liability / asset, net of tax		(58)	37	(41)	25
Total of items that will not be reclassified subsequently to profit or loss		(58)	37	(41)	25
Other comprehensive income / (expense) for the period, net of tax	39	11	(1,168)	(169)	25

Total comprehensive income / (expense) for the period		117	(361)	(551)	643

Attributable to:
Non-controlling interests		42	(5)	—	—
NBG equity shareholders		75	(356)	(551)	643

Athens, 23 March 2015

THE CHAIRMAN	THE CHIEF	THE DEPUTY CHIEF
	EXECUTIVE OFFICER	EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER

GEORGIOS P. ZANIAS	ALEXANDROS G. TOURKOLIAS	PAULA N. HADJISOTIRIOU

The notes on pages 46 to 160 form an integral part of these financial statements

Statement of Changes in Equity - Group

for the period ended 31 December 2014

	Attributable to equity holders of the parent company												Non-
						Available					Other		controlling
						-for-					reserves		Interests
	Share capital		Share premium			sale	Currency	Net	Cash	Defined	&		&
	Ordinary	Preference	Ordinary	Preference	Treasury	securities	translation	investment	flow	benefit	Retained		Preferred
€ million	shares	shares	shares	shares	shares	reserve	reserve	hedge	hedge	plans	earnings	Total	securities	Total
Balance at 1 January 2013	4,780	1,358	2,943	383	—	198	(1,212)	(457)	(6)	(168)	(10,103)	(2,284)	242	(2,042)
Other Comprehensive Income/ (expense) for the period	—	—	—	—	—	(91)	(1,085)	—	36	37	(62)	(1,165)	(3)	(1,168)
Profit / loss for the period	—	—	—	—	—	—	—	—	—	—	809	809	(2)	807
Total Comprehensive Income / (expense) for the period	—	—	—	—	—	(91)	(1,085)	—	36	37	747	(356)	(5)	(361)
Share capital increase	953	—	9,076	—	—	—	—	—	—	—	—	10,029	—	10,029
Reduction of par value per share	(5,014)	—	—	—	—	—	—	—	—	—	5,014	—	—	—
Share capital issue costs	—	—	(238)	—	—	—	—	—	—	—	—	(238)	—	(238)
Repurchase of preference shares	—	(4)	—	(189)	—	—	—	—	—	—	74	(119)	—	(119)
Issue and repurchase of preferred securities	—	—	—	—	—	—	—	—	—	—	55	55	(91)	(36)
Acquisitions, disposals & share capital increases of subsidiaries/equity method investments	—	—	—	—	—	—	—	—	—	—	26	26	617	643
(Purchases)/ disposals of treasury shares	—	—	—	—	(2)	—	—	—	—	—	—	(2)	—	(2)
Balance at 31 December 2013 and at 1 January 2014	719	1,354	11,781	194	(2)	107	(2,297)	(457)	30	(131)	(4,187)	7,111	763	7,874
Other Comprehensive Income/ (expense) for the period	—	—	—	—	—	(95)	322	—	(48)	(58)	(112)	9	2	11
Profit for the period	—	—	—	—	—	—	—	—	—	—	66	66	40	106
Total Comprehensive Income / (expense) for the period	—	—	—	—	—	(95)	322	—	(48)	(58)	(46)	75	42	117
Share capital increase	341	—	2,159	—	—	—	—	—	—	—	—	2,500	—	2,500
Share capital issue costs	—	—	(74)	—	—	—	—	—	—	—	—	(74)	—	(74)
Acquisitions, disposals & share capital increases of subsidiaries/equity method investments	—	—	—	—	—	—	—	—	—	—	(2)	(2)	49	47
(Purchases)/ disposals of treasury shares	—	—	—	—	2	—	—	—	—	—	—	2	—	2
Balance at 31 December 2014	1,060	1,354	13,866	194	—	12	(1,975)	(457)	(18)	(189)	(4,235)	9,612	854	10,466

The notes on pages 46 to 160 form an integral part of these financial statements

Statement of Changes in Equity - Bank

for the period ended 31 December 2014

						Available			Other
	Share capital		Share premium			for sale	Currency	Defined	reserves &
	Ordinary	Preference	Ordinary	Preference	Treasury	securities	translation	benefit	retained
€ million	shares	shares	shares	shares	shares	reserve	reserve	plans	earnings	Total
Balance at 1 January 2013	4,780	1,358	2,942	383	—	44	—	(145)	(13,292)	(3,930)
Other Comprehensive Income/ (expense) for the period	—	—	—	—	—	—	—	25	—	25
Profit for the period	—	—	—	—	—	—	—	—	618	618
Total Comprehensive Income / (expense) for the period	—	—	—	—	—	—	—	25	618	643
Share capital increase	953	—	9,076	—	—	—	—	—	—	10,029
Share capital reduction of par value	(5,014)	—	—	—	—	—	—	—	5,014	—
Share capital issue costs	—	—	(240)	—	—	—	—	—	—	(240)
Repurchase of preference shares	—	(4)	—	(189)	—	—	—	—	74	(119)
Balance at 31 December 2013 & at 1 January 2014	719	1,354	11,778	194	—	44	—	(120)	(7,586)	6,383
Other Comprehensive Income/ (expense) for the period	—	—	—	—	—	(128)	—	(41)	—	(169)
Loss for the period	—	—	—	—	—	—	—	—	(382)	(382)
Total Comprehensive Income / (expense) for the period	—	—	—	—	—	(128)	—	(41)	(382)	(551)
Share capital increase	341	—	2,159	—	—	—	—	—	—	2,500
Share capital issue costs	—	—	(74)	—	—	—	—	—	—	(74)
Merger through absorption of subsidiaries	—	—	—	—	—	—	—	—	395	395
Balance at 31 December 2014	1,060	1,354	13,863	194	—	(84)	—	(161)	(7,573)	8,653

The notes on pages 46 to 160 form an integral part of these financial statements

Cash Flow Statement

for the period ended 31 December 2014

	Group		Bank
	12-month period ended		12-month period ended
€ million	31.12.2014	31.12.2013	31.12.2014	31.12.2013
Cash flows from operating activities
Profit / (loss) before tax	(1,422)	(179)	(2,050)	(501)
Adjustments for:
Non-cash items included in income statement and other adjustments:	3,090	1,774	2,477	614

Depreciation and amortisation on property & equipment, intangibles and investment property	206	226	78	88
Amortisation of premiums /discounts of investment securities, debt securities in issue and borrowed funds	(80)	3	(26)	(67)
Credit provisions and other impairment charges	2,944	1,430	2,376	1,023
Provision for employee benefits	31	216	11	203
Share of (profit) / loss of equity method investments	(1)	5	—	—
Finance charge on put options of non-controlling interests	3	5	3	5
Dividend income from investment securities	(3)	(3)	(30)	(358)
Net (gain) / loss on disposal of property & equipment and investment property	(4)	(4)	—	—
Net (gain) / loss on disposal of subsidiaries / interest without loss of control	—	—	12	(155)
Net (gain) / loss on disposal of investment securities	(109)	(191)	(17)	(135)
Interest from financing activities and results from repurchase of debt securities in issue	84	75	18	10
Valuation adjustment on instruments designated at fair value through profit or loss	63	217	63	205
Negative goodwill	(2)	(208)	—	(210)
Other non-cash operating items	(42)	3	(11)	5

Net (increase) / decrease in operating assets:	(5,848)	6,362	(864)	6,028
Mandatory reserve deposits with Central Bank	(129)	(525)	136	(19)
Due from banks	(587)	1,551	(349)	496
Financial assets at fair value through profit or loss	923	1,632	608	1,882
Derivative financial instruments assets	(2,271)	23	(2,216)	790
Loans and advances to customers	(3,422)	3,774	803	2,831
Other assets	(362)	(93)	154	48

Net increase / (decrease) in operating liabilities:	(364)	(9,031)	(3,801)	(8,677)
Due to banks	(4,190)	(6,393)	(4,511)	(7,127)
Due to customers	572	111	(2,114)	614
Derivative financial instruments liabilities	3,069	(1,640)	3,046	(1,754)
Retirement benefit obligations	(283)	(29)	(270)	(13)
Insurance related reserves and liabilities	127	(56)	—	—
Income taxes paid	(139)	(203)	(41)	(88)
Other liabilities	480	(821)	89	(309)
Net cash from / (for) operating activities	(4,544)	(1,074)	(4,238)	(2,536)

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	(54)	561	—	616
Participation in share capital (increase) / decrease of subsidiaries	—	—	(7)	—
Disposals of subsidiaries, net of cash disposed	—	19	—	—
Disposal of equity method investments	16	—	—	—
Dividends received from investment securities & equity method investments	9	8	30	24
Purchase of property & equipment, intangible assets and investment property	(849)	(212)	(82)	(48)
Proceeds from disposal of property & equipment and investment property	12	7	—	—
Purchase of investment securities	(5,788)	(8,554)	(1,022)	(327)
Proceeds from redemption and sale of investment securities	7,347	8,276	2,624	1,109
Net cash (used in) / provided by investing activities	693	105	1,543	1,374

Cash flows from financing activities
Share capital increase	2,500	1,079	2,500	1,079
Repurchase of preference shares	—	(119)	—	(119)
Proceeds from debt securities in issue and other borrowed funds	5,808	3,244	743	—
Repayments of debt securities in issue, other borrowed funds and preferred securities	(4,002)	(3,298)	—	(90)
Acquisition of additional shareholding in subsidiaries	(278)	(8)	(273)	—
Disposal of shareholdings in subsidiaries without loss of control	34	543	34	542
Proceeds from disposal of treasury shares	82	27	—	—
Repurchase of treasury shares	(81)	(29)	—	—
Capital contributions by non-controlling interest holders	6	—	—	—
Share capital issue costs	(74)	(238)	(74)	(240)
Net cash from/ (for) financing activities	3,995	1,201	2,930	1,172
Effect of foreign exchange rate changes on cash and cash equivalents	50	(144)	35	(36)
Net increase / (decrease) in cash and cash equivalents	194	88	270	(26)
Cash and cash equivalents at beginning of period	4,255	4,167	3,498	3,524
Cash and cash equivalents at end of period	4,449	4,255	3,768	3,498

The notes on pages 46 to 160 form an integral part of these financial statements

Notes to the Financial Statements

Group and Bank

NOTE 1:  General information

National Bank of Greece S.A. (hereinafter “NBG” or the “Bank”) was founded in 1841 and its shares have been listed on the Athens Exchange since 1880 and on the New York Stock Exchange (since 1999) in the form of American Depositary Receipts (“ADRs”). The Bank’s headquarters are located at 86 Eolou Street, Athens, Greece, (Reg. 6062/06/B/86/01), tel.: (+30) 210 334 1000, www.nbg.gr. By resolution of the Board of Directors the Bank can establish branches, agencies and correspondence offices in Greece and abroad. In its 174 years of operation the Bank has expanded on its commercial banking business by entering into related business areas. National Bank of Greece and its subsidiaries (hereinafter the “Group”) provide a wide range of financial services including retail and commercial banking, asset management, brokerage, investment banking, insurance and real estate at a global level. The Group operates in Greece, Turkey, UK, South East Europe (“SEE”) which includes Bulgaria, Romania, Albania, Serbia and FYROM, Cyprus, Malta, Egypt and South Africa.

The Board of Directors consisted of the following members as of 23 March 2015 when these financial statements were approved:

The Non-Executive Chairman of the Board of Directors
Georgios P. Zanias	Economist, Professor, Athens University of Economics and Business

Executive Members
The Chief Executive Officer
Alexandros G. Tourkolias

The Deputy Chief Executive Officers(1)
Dimitrios G. Dimopoulos
Paul K. Mylonas
Paula N. Hadjisotiriou

Non-Executive Members(2)
Stavros A. Koukos	Employees’ representative, Chairman of Federation of Greek Banks Employees (OTOE)
Efthymios C. Katsikas	Employees’ representative
Petros N. Christodoulou	Banker

Independent Non-Executive Members (3)
Stefanos C. Vavalidis	Former member of the Board of Directors, European Bank for Reconstruction & Development (EBRD)
Alexandra T. Papalexopoulou - Benopoulou	Member of the Board of Directors, TITAN Cement S.A.
Petros K. Sabatacakis	Economist
Dimitrios N. Afendoulis (4)	Economist
Spyridon J. Theodoropoulos	Chief Executive Officer, Chipita S.A.

Greek State representative (5)
Aggeliki J. Skandaliari(6)

Hellenic Financial Stability Fund representative (7)
Charalampos A. Makkas	Economist

(1) On 26 June 2014, Messrs. Dimitrios G. Dimopoulos, Paul K. Mylonas and Mrs. Paula N. Hadjisotiriou were elected as Deputy Chief Executive Officers of the Bank’s Board of Directors.

(2) On 20 February 2014, Ioannis C. Giannidis resigned from his position as a non executive member of the Bank’s Board of Directors.

(3)On 26 June 2014, Mr Panagiotis - Aristeidis A. Thomopoulos and Mrs Maria A. Frangista resigned from their position as Independent Non-Executive Members of the Bank’s Board of Directors.

(4) On 20 February 2014, Mr Dimitrios N. Afendoulis was elected as a member of the Board of Directors.

(5) Following the decision of the Bank to participate in the Hellenic Republic’s Bank Support Plan, since 26 February 2009, the Greek State has a representative on the Bank’s Board of Directors.

(6) On 25 February 2015 Mr. Alexandros N. Makridis submitted his resignation from the Board, which was accepted by the Hellenic Republic Finance Minister on 2 March 2015. In replacement the Hellenic Republic, as per the Minister of Finance decision published on 4 March 2015 in the Greek Government Gazette, decided the appointment of Mrs. Aggeliki J. Skandaliari as the Hellenic Republic Representative to the Board according to the provisions of Law 3723/2008.

(7) On 11 June 2012 the Hellenic Financial Stability Fund (the “HFSF”) appointed Mr Charalampos Makkas as its representative on the Bank’s Board of Directors.

Directors are elected by the Bank’s General Meeting of Shareholders for a maximum term of 3 years and may be re-elected. On 26 June 2014, the Annual General Meeting of the Bank’s shareholders elected the above Board of Directors which was constituted as a body in its 26 June 2014 meeting. The term of the above members expires at the annual General Meeting of the Bank’s shareholders in 2016.

The financial statements are subject to approval from the Bank’s Annual Shareholders Meeting.

These financial statements have been approved for issue by the Bank’s Board of Directors on 23 March 2015.

Notes to the Financial Statements

Group and Bank

NOTE 2:  Summary of significant accounting policies

2.1  Basis of preparation

The consolidated financial statements of the Group and the separate financial statements of the Bank for the year ended 31 December 2014 (the “financial statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as endorsed by the European Union (the “EU”).

The amounts are stated in Euro, rounded to the nearest million (unless otherwise stated) for ease of presentation.

Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current period.

The financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts, which have been measured at fair value.

The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Use of available information and application of judgment are inherent in the formation of estimates in the following areas: impairment of loans-and-receivables, valuation of financial instruments not quoted in active markets, including OTC derivatives and certain debt securities, impairment of investment securities, impairment assessment of goodwill and intangible assets recognized in business combinations, assessment of the recoverability of deferred tax assets (“DTA”), estimation of retirement benefits obligation, insurance reserves, liabilities from unaudited tax years and contingencies from litigation. Actual results in the future may differ from those reported.

The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

2.2  Going concern

As at 31 December 2014, NBG’s funding from the European Central Bank (“ECB”) through repo transactions amounted to €14.2 billion, of which nil through ELA. These repo transactions were collateralized in part by Greek government and Greek government-guaranteed bonds.

As a result of the on-going negotiations between the new Greek government and the European Commission, the ECB and International Monetary Fund (“IMF”) (collectively the “Institutions”) towards reaching a permanent agreement, the ECB lifted the waiver on the eligibility of these bonds as collateral for ECB funding until persuasive positive signs that the new Greek government will reach an agreement with the Institutions. Consequently, an increased reliance is placed on the Bank of Greece via its Emergency Liquidity Assistance (“ELA”) facility which is under strict control by the ECB.

The uncertainty regarding the financing needs of the Greek government led to significant deposits outflows during December 2014. A further net outflow in the amount of €4.2 billion occurred between 1 January and 17 March 2015. The crisis in the Greek economy, in conjunction with the strict international supervisory rules, continue to restrict the Bank’s access to liquidity from other financial institutions and therefore the Eurosystem remains a major source of liquidity for the Bank. The transfer of responsibility of financing from ECB to ELA with reducing funding limits has created and may continue to create serious liquidity problems to the Greek banks in the future.

As a result, although NBG’s reliance on Eurosystem funding has decreased from €34.7 billion in Q2.12, when it reached the highest amount, to €20.7 billion at 31 December 2013 and to €14.2 billion at 31 December 2014, as of 17 March 2015 it has increased again to €23.0 billion, of which €13.3 billion is provided through ELA. Furthermore, as of 17 March 2015, additional financial assets of cash value €14.7 billion were available for further liquidity (see also Note 4.5).

From a capital adequacy perspective, following the two successful share capital increases in 2013 for €9.8 billion and in 2014 for €2.5 billion the Group’s Common Equity Tier 1 (CET 1) ratio at 31 December 2014 was 13.6%, excluding the impact of Law 4303/2014 (“DTC Law”, see Note 4.7). Moreover, all planned capital actions are expected to further increase the CET 1 ratio.

Furthermore, the Bank successfully passed the EU-wide Comprehensive Assessment including an Asset Quality Review (AQR) and Stress Test.  The Adverse Dynamic Balance Sheet stress test, which is based on the Bank’s approved Restructuring Plan resulted in a CET1 ratio of 8.9%, and a capital surplus of €2.0 billion. In addition, the Bank’s Extraordinary General Meeting held on 7 November 2014 resolved to opt-in for the provisions of the DTC Law which increases the capital surplus, under this scenario, by a further €0.7 billion.

The access to adequate funds depends to a large extent on to a new agreement to be reached between the Greek government and the Institutions. To this end the Eurogroup decided on 20 February 2015 to extent the Master Financial Assistance Facility Agreement (“MFFA”) for Greece and the availability of EFSF funds for Greece (albeit transferred from HFSF to EFSF) by four months until June 2015, in order to allow time for an agreement to be negotiated and concluded by the so called “Brussels Group” comprising the above Institutions and representatives of ESM/EFSF.

Notes to the Financial Statements

Group and Bank

Going concern conclusion

Management concluded that the Bank is going concern after considering (a) the Bank’s capital ratios at 31 December 2014 are well above of the thresholds required (see Note 4.7), (b) its current access to the Eurosystem facilities and (c) the €10.9 billion currently held by the ESM and available to be re-borrowed for the recapitalisation of the Greek banks (if needed).

Nevertheless, as the ability of the Bank of Greece to continue to fund the operations of the Greek banks, including NBG, is limited and conditional on ECB approvals, there is a material uncertainty in relation to whether NBG will be able to continue to access sufficient liquidity through ELA or other bank borrowing facilities and whether the outflow of deposits will continue, that may adversely affect the Group’s and the Bank’s ability to continue as a going concern.

The resolution of this material uncertainty depends, among other factors, in an agreement between the Greek government and the Institutions, which results, for example, in the re-establishment of the waiver by the ECB to the use of Greek government and government-guaranteed bonds in the Eurosystem more broadly and a solution for the financing needs of the Greek government which would likely result in a positive flow of deposits to the banking system, including NBG, and access to the international financial markets.

2.3  Adoption of International Financial Reporting Standards (IFRS)

2.3.1                     New standards, amendments and interpretations to existing standards applied from 1 January 2014

In May 2011, a package of five standards on consolidation, joint arrangements, associates and disclosures was issued comprising IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interest in Other Entities, IAS 27 (as revised in 2011) Separate Financial Statements and IAS 28 (as revised in 2011) Investments in Associates and Joint Ventures. Subsequent to the issue of these standards, amendments to IFRS 10, IFRS 11 and IFRS 12 were issued to clarify certain transitional guidance on the first-time application of the standards and guidance for investment entities. In the current year, NBG Group has applied for the first time IFRS 10, IFRS 11, IFRS 12, IAS 27 (as revised in 2011) and IAS 28 (as revised in 2011) together with the amendments to IFRS 10, IFRS 11 and IFRS 12 regarding the transitional guidance.  The impact of the application of these standards is set out below.

Impact of the application of IFRS 10

IFRS 10 replaces the parts of IAS 27 Consolidated and Separate Financial Statements that deal with consolidated financial statements and SIC-12 Consolidation — Special Purpose Entities. IFRS 10 changes the definition of control such that an investor has control over an investee when a) it has power over the investee; b) it is exposed, or has rights, to variable returns from its involvement with the investee and c) has the ability to use its power to affect its returns. All three of these criteria must be met for an investor to have control over an investee. Previously, control was defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Additional guidance has been included in IFRS 10 to explain when an investor has control over an investee. There was no impact from the adoption of IFRS 10 in the consolidated financial statements.

Impact of the application of IFRS 11

IFRS 11, Joint arrangements focuses on the rights and obligations of the parties to the arrangement rather than its legal form. There are two types of joint arrangements: joint operations and joint ventures. Joint operations arise where the investors have rights to the assets and obligations for the liabilities of an arrangement. A joint operator accounts for its share of the assets, liabilities, revenue and expenses. Joint ventures arise where the investors have rights to the net assets of the arrangement; joint ventures are accounted for under the equity method. Proportional consolidation of joint arrangements is no longer permitted. There was no impact from the adoption of IFRS 11.

Impact of the application of IFRS 12

IFRS 12, Disclosures of interests in other entities includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, and structured entities that are not controlled by the entity. In general, the application of IFRS 12 has resulted in more extensive disclosures in the consolidated financial statements.

Impact of the application of IAS 27 (2011)

Amended version of IAS 27 now deals with the requirements for separate financial statements, which have been carried over largely unchanged from IAS 27 Consolidated and Separate Financial Statements. Requirements for consolidated financial statements are now contained in IFRS 10 Consolidated Financial Statements. The Standard requires that when an entity prepares separate financial statements, investments in subsidiaries, associates, and jointly controlled entities are accounted for either at cost, or in accordance with IAS 39 Financial Instruments: Recognition and measurement. There was no impact from the adoption of the amended IAS 27 to the separate financial statements of NBG.

Impact of the application of IAS 28 (2011)

This Standard supersedes IAS 28 Investments in Associates and prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. The Standard defines “significant influence” and provides guidance on how the equity method of accounting is to be applied. It also prescribes how

Notes to the Financial Statements

Group and Bank

investments in associates and joint ventures should be tested for impairment. There was no impact from the adoption of the amended IAS 28 to the financial statements of the Group.

Impact on the application of IAS 32 “Financial Instruments: Presentation” (Amendment)

These amendments provide clarifications on the application of the offsetting rules. There was no impact from the adoption of these amendments to the financial statements of the Group and the Bank.

Impact on the application of IAS 39 “Novation of Derivatives and Continuation of Hedge Accounting” (Amendment)

These amendments provide relief from discontinuing hedge accounting when a derivative designated as a hedging instrument is novated to a clearing counterparty and certain conditions are met. The adoption of this amendment has no impact to the financial statements of the Group and the Bank.

Impact on the application of IAS 36 (Amendments) “Recoverable Amount Disclosures for Non-Financial Assets”

These amendments remove the requirement to disclose the recoverable amount of assets or cash-generating units to which a significant amount of goodwill (or intangibles assets with indefinite useful lives) has been allocated in periods when no impairment or reversal has been recognized, to clarify the disclosures required, and to introduce an explicit requirement to disclose the discount rate used in determining impairment (or reversals) where recoverable amount (based on fair value less costs of disposal) is determined using a present value technique. There was no impact from the adoption of these amendments to the financial statements of the Group and the Bank.

IFRIC “Interpretation 21 Levies” (IFRIC 21)

IFRIC 21 clarifies that an entity recognizes a liability for a levy no earlier than when the activity that triggers payment, as identified by the relevant legislation, occurs. It also clarifies that a levy liability is accrued progressively only if the activity that triggers payment occurs over a period of time, in accordance with the relevant legislation. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be recognized before the specified minimum threshold is reached. There was no impact from the adoption of this interpretation to the financial statements of the Group and the Bank.

2.3.2                     New standards, amendments and interpretations to existing standards effective after 2014

· IFRS 9 “Financial Instruments” effective for annual periods beginning on or after 1 January 2018, as issued by the IASB. IFRS 9, issued in November 2009, introduced new requirements for the classification and measurement of financial assets. IFRS 9 was subsequently amended (a) in October 2010 to include requirements for the classification and measurement of financial liabilities and (b) in November 2013 to include the new requirements for general hedge accounting. In July 2014, the final version of IFRS 9 was issued mainly to include a) impairment requirements for financial assets and b) limited amendments to the classification and measurement requirements by introducing a ‘fair value through other comprehensive income’ (FVTOCI) measurement category for certain simple debt instruments. Key requirements of IFRS 9:

·             All recognised financial assets that are within the scope of IAS 39 “Financial Instruments: Recognition and Measurement” are required to be subsequently measured at amortised cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortised cost at the end of subsequent accounting periods. Debt instruments that are held within a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets, and that have contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, are measured at FVTOCI. All other debt investments and equity investments are measured at their fair value at the end of subsequent accounting periods. In addition, under IFRS 9, entities may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognised in profit or loss.

·            With regard to the measurement of financial liabilities designated as at fair value through profit or loss, IFRS 9 requires that the amount of change in the fair value of the financial liability, that is attributable to changes in the credit risk of that liability, is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Under IAS 39, the entire amount of the change in the fair value of the financial liability designated as fair value through profit or loss is presented in profit or loss.

·             In relation to the impairment of financial assets, IFRS 9 requires an expected credit loss model, as opposed to an incurred credit loss model under IAS 39. The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognised.

·             The new general hedge accounting requirements retain the three types of hedge accounting mechanisms currently available in IAS 39. Under IFRS 9, greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify for hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. In addition, the effectiveness test has been overhauled and replaced with the principle of an

Notes to the Financial Statements

Group and Bank

‘economic relationship’. Retrospective assessment of hedge effectiveness is also no longer required. Enhanced disclosure requirements about an entity’s risk management activities have also been introduced.

The Group has not applied this standard and is currently evaluating the impact of IFRS 9 on the Consolidated and Bank financial statements and the timing of its adoption. Although the application of IFRS 9 in the future may have a significant impact on amounts reported in respect of the Group’s and the Bank’s financial assets and financial liabilities, it is not practicable to provide a reasonable estimate of the effect of IFRS 9 until a detailed review has been completed.

·  IFRS 15 (new standard) Revenue from Contracts with Customers (effective for annual periods beginning on or after 1 January 2017 as issued by the IASB). IFRS 15 establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. IFRS 15 will supersede the current revenue recognition guidance including IAS 18 Revenue, IAS 11 Construction Contracts and the related Interpretations when it becomes effective. The core principle of IFRS 15 is that an entity should recognise revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Specifically, the Standard introduces a five-step approach to revenue recognition:

·             Identify the contract with the customer

·             Identify the performance obligations in the contract

·             Determine the transaction price

·             Allocate the transaction price to the performance obligations in the contracts

·             Recognise revenue when (or as) the entity satisfies a performance obligation.

Under IFRS 15, an entity recognises revenue when (or as) a performance obligation is satisfied, i.e. when ‘control’ of the goods or services underlying the particular performance obligation is transferred to the customer. Far more prescriptive guidance has been added in IFRS 15 to deal with specific scenarios. Furthermore, extensive disclosures are required by IFRS 15.

The Group has not applied this standard and is currently evaluating the impact of IFRS 15 on the Consolidated and Bank financial statements and the timing of its adoption. Although the application of IFRS 15 in the future may have a significant impact on amounts reported in respect of the Group’s and the Bank’s financial assets and financial liabilities, it is not practicable to provide a reasonable estimate of the effect of IFRS 15 until a detailed review has been completed.

·  IFRS 11 (Amendments) Accounting for Acquisitions of Interests in Joint Operations (effective for annual periods beginning on or after 1 January 2016, as issued by the IASB). The amendments to IFRS 11 provide guidance on how to account for the acquisition of a joint operation that constitutes a business as defined in IFRS 3 Business Combinations. Specifically, the amendments state that the relevant principles on accounting for business combinations in IFRS 3 and other standards (e.g. IAS 36 Impairment of Assets regarding impairment testing of a cash-generating unit to which goodwill on acquisition of a joint operation has been allocated) should be applied. The same requirements should be applied to the formation of a joint operation if and only if an existing business is contributed to the joint operation by one of the parties that participate in the joint operation. A joint operator is also required to disclose the relevant information required by IFRS 3 and other standards for business combinations. The Group and the Bank do not expect that this amendment will have an impact on the Consolidated and Separate financial statements.

· Annual Improvements to IFRSs 2010-2012 Cycle (effective for annual periods beginning on or after 1 July 2014). The amendments impact the following standards:

IFRS 2 Share-based Payment - Amend the definitions of ‘vesting conditions’ and ‘market condition’ and adds definitions for ‘   performance condition’ and ‘service condition’ which were previously included within the definition of ‘vesting conditions’

IFRS 3 Business Combinations — Require contingent consideration that is classified as an asset or a liability to be measured at fair value at each reporting date, irrespective of whether the contingent consideration is a financial instrument within the scope of IFRS 9 or IAS 39 or a non-financial asset or liability. Changes in fair value should be recognized in profit or loss

IFRS 8 Operating Segments — Require disclosure of the judgments made by management in applying the aggregation criteria to operating segments, including a brief description of the operating segments aggregated and the economic indicators assessed in determining whether the operating segments have similar economic characteristics. Clarify that reconciliations of the total of the reportable segments’ assets to the entity’s assets are only required if the segments’ assets are regularly reported to the chief operating decision maker

IFRS 13 Fair Value Measurement — Clarify that issuing IFRS 13 and amending IFRS 9 and IAS 39 did not remove the ability to measure certain short-term receivables and payables on an undiscounted basis, if the effect of discounting is not material (amends basis for conclusions only)

IAS 24 Related Party Disclosures — Clarify that a management entity providing key management personnel services to a reporting entity is a related party of the reporting entity. The Group and the Bank have not applied these amendments, but they are not expected to have a material impact on the Consolidated and Separate financial statements.

· Annual Improvements to IFRSs 2011-2013 Cycle (effective for annual periods beginning on or after 1 July 2014). The amendments impact the following standards:

IFRS 3 — Clarify that IFRS 3 excludes from its scope the accounting for the formation of a joint arrangement in the financial statements of the joint arrangement itself

Notes to the Financial Statements

Group and Bank

IFRS 13 — Clarify that the scope of the portfolio exception in paragraph 52 for measuring the fair value of a group of financial assets and financial liabilities on a net basis, includes all contracts that are within the scope of, and accounted for in accordance with, IAS 39 or IFRS 9, even if those contracts do not meet the definitions of financial assets or financial liabilities in IAS 32 “Financial Instruments: Presentation”.

IAS 40 — Clarify the interrelationship of IFRS 3 and IAS 40 when classifying property as investment property or owner-occupied property. Consequently, an entity acquiring investment property must determine whether (a) the property meets the definition of investment property in IAS 40 and (b) the transactions meets the definition of a business combination under IFRS 3.

The Group and the Bank have not applied these amendments, but they are not expected to have a material impact on the Consolidated and Bank financial statements.

·  IAS 27 (Amendment) Equity Method in Separate Financial Statements (effective for annual periods beginning on or after 1 January 2016, as issued by the IASB). The amendment allows entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. NBG does not have the intention to apply this amendment.

· Annual Improvements to IFRSs 2012-2014 Cycle (effective for annual periods beginning on or after 1 July 2016). The amendments impact the following standards:

IFRS 5 Non-current Assets Held for Sale and Discontinued Operations - The amendment clarifies that, when an asset (or disposal group) is reclassified from ‘held for sale’ to ‘held for distribution’, or vice versa, this does not constitute a change to a plan of sale or distribution, and does not have to be accounted for as such. This means that the asset (or disposal group) does not need to be reinstated in the financial statements as if it had never been classified as ‘held for sale’ or ‘held for distribution’ simply because the manner of disposal has changed. The amendment also rectifies an omission in the standard by explaining that the guidance on changes in a plan of sale should be applied to an asset (or disposal group) which ceases to be held for distribution but is not reclassified as ‘held for sale’.

IFRS 7 Financial Instruments: Disclosures - There are two amendments to IFRS 7.

(1)                                 Servicing contracts

If an entity transfers a financial asset to a third party under conditions which allow the transferor to derecognise the asset, IFRS 7 requires disclosure of all types of continuing involvement that the entity might still have in the transferred assets. IFRS 7 provides guidance on what is meant by continuing involvement in this context. The amendment adds specific guidance to help management determine whether the terms of an arrangement to service a financial asset which has been transferred constitute continuing involvement. The amendment is prospective with an option to apply retrospectively.

(2)                                 Interim financial statements

The amendment clarifies that the additional disclosure required by the amendments to IFRS 7, ‘Disclosure — Offsetting financial assets and financial liabilities’ is not specifically required for all interim periods, unless required by IAS 34. The amendment is retrospective.

IAS 19 Employee Benefits - The amendment clarifies that, when determining the discount rate for post-employment benefit obligations, it is the currency that the liabilities are denominated in that is important, and not the country where they arise. The assessment of whether there is a deep market in high-quality corporate bonds is based on corporate bonds in that currency, not corporate bonds in a particular country. Similarly, where there is no deep market in high-quality corporate bonds in that currency, government bonds in the relevant currency should be used. The amendment is retrospective but limited to the beginning of the earliest period presented.

The Group and the Bank have not applied these amendments, but they are not expected to have a material impact on the Consolidated and Bank financial statements.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Consolidated and Bank financial statements.

2.4  Consolidation

2.4.1                     Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Bank and its subsidiaries (including structured entities), which are entities controlled by the Bank. Control is achieved, if and only if, the Bank has a) power over the subsidiaries b) exposure, or rights to variable returns from its involvement with the subsidiaries and c) the ability to use its power over the subsidiaries to affect the amount of the Bank’s returns.

Income and expenses and other comprehensive income of subsidiaries acquired or disposed of during the year are included in the consolidated income statement and in the consolidated statement of comprehensive income, respectively, from the effective date of acquisition and up to the effective date of disposal, as appropriate. Profit/(loss) for the period and total comprehensive income/(expense) of subsidiaries is attributed to the owners of the Bank and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those of the Group.

Notes to the Financial Statements

Group and Bank

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

2.4.2                     Non-controlling interests

Non-controlling interests may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the recognised amounts of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity. Total comprehensive income/ (expense) is attributed to non-controlling interests even if this results in the non-controlling interests having a deficit balance.

2.4.3                     Changes in the Group’s ownership interests in subsidiaries that do not result in loss of control

Changes in the Group’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognised directly in equity and attributed to owners of the Bank.

2.4.4                     Loss of control

When the Group loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. For assets of the subsidiary carried at fair value with the related cumulative gain or loss recognised in other comprehensive income, the amounts previously recognised in other comprehensive income are accounted for as if the Bank had directly disposed of the relevant assets (i.e. reclassified to the income statement or transferred directly to retained earnings as specified by applicable IFRSs). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IAS 39 Financial Instruments: Recognition and Measurement or, when applicable, the cost on initial recognition of an investment in an associate or a jointly controlled entity.

2.4.5                     Put options on non-controlling interests

The Group occasionally enters into arrangements either as part or independently of a business combination, whereby the Group is committed to acquire the shares held by the non-controlling interest holder in a subsidiary or whereby a non-controlling interest holder can put its shares to the Group.

The Group applies IAS 32.23, which requires that the commitment or put option is accounted for as a liability in the consolidated financial statements. The recognition of the liability results in accounting as if the Group has already acquired the shares subject to such arrangements. Therefore, no non-controlling interest is recognised for reporting purposes in relation to the shares that are subject to the commitment or the put option. The liability is measured at fair value, using valuation techniques based on best estimates available to the management of the Group. Any subsequent changes to the valuation of the put option are recorded as changes to the liability and a gain or loss in the income statement.

2.4.6                     Contribution of assets to subsidiary in exchange for shares of the subsidiary

When the Bank transfers property and equipment, intangible assets or investment property to an existing or new subsidiary in exchange for shares in the subsidiary, the Bank recognises in the individual financial statements the carrying value of the transferred asset as investment in subsidiaries. Such transactions do not affect the consolidated financial statements.

2.4.7                     Associates

Associates are entities over which the Group has significant influence, but which it does not control. If the Group holds, directly or indirectly, 20% or more of the voting power of the investee, it is presumed that the Group has significant influence, unless it can be clearly demonstrated that this is not the case. Investments in associates are accounted for by applying the equity method of accounting. Under the equity method of accounting, the investment is initially recorded at cost. Goodwill arising on the acquisition of an associate is included in the carrying amount of the investment (net of any accumulated impairment loss).  The carrying amount of the investment is increased or decreased by the proportionate share of the associate’s post-acquisition profits or losses (recognised in the Group income statement) and movements in reserves (recognised in reserves). Dividends received from the associate during the year reduce the carrying value of the investment.  Investments in associates for which significant influence is intended to be temporary because such investments are acquired and held exclusively with a view to their subsequent disposal within twelve months from their acquisition, are recorded as assets held for sale. Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associate. Unrealised losses are also eliminated but considered as an impairment indicator of the asset transferred. Where necessary, the associate’s financial statements used in applying the equity method are adjusted to ensure consistency with the accounting policies adopted by the Group.

2.4.8                     Joint arrangements

A joint arrangement is an arrangement of which two or more parties have joint control.  A joint arrangement has the following characteristics:

a) The parties are bound by a contractual arrangement and

b) The contractual arrangement gives two or more of those parties joint control of the arrangement.

Notes to the Financial Statements

Group and Bank

Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

A joint arrangement is either a joint operation or a joint venture.

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Those parties are called joint operators. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.  Those parties are called joint venturers.

The Group determines the type of joint arrangement in which it is involved and classifies the joint arrangement as a joint operation or a joint venture depending upon the rights and obligations of the parties to the arrangement.

In case of a joint operator the Group recognizes:

a) its assets, including its share of any assets held jointly, b) its liabilities, including its share of any liabilities incurred jointly, c) its revenue from the sale of its share of the output arising from the joint operation d) its share of the revenue from the sale of the output by the joint operation and e) its expenses, including its share of any expenses incurred jointly.

In case of a joint venture the Group recognizes its interest in a joint venture as an investment and accounts for that investment using the equity method. (see Note 2.4.7 above).

2.4.9                     Investments in subsidiaries, associates and joint ventures in individual financial statements

In the Bank’s financial statements subsidiaries, associates and joint ventures are measured at cost less impairment.

2.4.10              Impairment assessment of investments in subsidiaries, associates and joint ventures in individual financial statements

At each reporting date, the Group and the Bank assesses whether there is any indication that an investment in a subsidiary, associate or joint venture may be impaired.  If any such indication exists, the Group estimates the recoverable amount of the investment.  Where the carrying amount of an investment is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

2.5  Business combinations

2.5.1                     Acquisition method

Acquisitions of businesses within the scope of IFRS 3 are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree.  Acquisition-related costs are generally recognised in the income statement as incurred.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognised at their fair value at the acquisition date, except that:

·             deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements are recognised and measured in accordance with IAS 12 “Income Taxes” and IAS 19 “Employee Benefits” respectively;

·             liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 2 Share-based Payment at the acquisition date (see Note 2.30.2); and

·             assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with that Standard.

2.5.2                     Goodwill

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognised immediately in the income statement.

2.5.3                     Contingent consideration

When the consideration transferred by the Group in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the “measurement period” (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

Notes to the Financial Statements

Group and Bank

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IAS 39, or IAS 37, as appropriate, with the corresponding gain or loss being recognised in the income statement.

2.5.4                     Business combination achieved in stages

When a business combination is achieved in stages, the Group’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date (i.e. the date when the Group obtains control) and the resulting gain or loss, if any, is recognised in the income statement. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognised in other comprehensive income are reclassified to the income statement where such treatment would be appropriate if that interest were disposed of.

2.5.5                     Provisional accounting

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see Note 2.5.3 above), or additional assets or liabilities are recognised, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognised at that date.

2.6  Foreign currency translations

Items included in the financial statements of each entity of the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity (“the functional currency”). The consolidated financial statements of the Group are presented in millions of Euro (€), which is the functional currency of the Bank.

Foreign currency transactions are translated into the functional currency at the exchange rates prevailing at the dates of the transactions.  Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in other comprehensive income as gains or losses from qualifying cash flow or net investment hedging instruments.  Translation differences on debt securities and other monetary financial assets re-measured at fair value are included in “Net trading income and results from investment securities”.  Translation differences on non-monetary financial assets are a component of the change in their fair value and are recognised in the income statement for equity securities held for trading, or in other comprehensive income for equity securities classified as available-for-sale investment securities. Non-monetary items that are measured in terms of historical cost in a foreign currency shall be translated using the exchange rate at the date of the transaction.

When preparing the financial statements, assets and liabilities of foreign entities are translated at the exchange rates prevailing at the reporting date, while income and expense items are translated at average rates for the period.  Differences resulting from the use of closing and average exchange rates and from revaluing a foreign entity’s opening net asset balance at closing rate are recognised directly in foreign currency translation reserve within other comprehensive income.

When a monetary item forms part of a reporting entity’s net investment in a foreign operation and is denominated in a currency other than the functional currency of either the reporting entity or the foreign operation, the exchange differences that arise in the individual financial statements of both companies are reclassified to other comprehensive income upon consolidation.  When a foreign entity is sold, such translation differences are recognised in the income statement as part of the gain or loss on disposal.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2.7  Financial assets and liabilities at fair value through profit or loss

This category has the following two sub-categories:

·                  Trading and

·                  Financial assets and liabilities designated as at fair value through profit or loss.

2.7.1                     Trading

The trading category includes securities, which are either acquired for generating a profit from short-term fluctuations in price or dealer’s margin, or are included in a portfolio in which a pattern of short-term profit making exists, and derivatives unless they are designated as and are effective hedging instruments.

Trading securities may also include securities sold under sale and repurchase agreements (see Note 2.16 below).

2.7.2                     Financial assets and liabilities designated as at fair value through profit or loss

The Group designates at initial recognition certain financial assets or liabilities as at fair value through profit or loss when:

Notes to the Financial Statements

Group and Bank

i.                  Doing so eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as “an accounting mismatch”) that would otherwise arise if the related derivatives were treated as held for trading and the underlying financial instruments were carried at amortised cost for such as loans and advances to customers or banks and debt securities in issue;

ii.               A group of financial assets, financial liabilities or both is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to key management personnel, for example the Board of Directors and Chief Executive Officer.

iii.            The financial instruments contain one or more embedded derivatives that significantly modify the cash flows resulting from those financial instruments and would have to be separated if not in this category.

The fair value designation, once made, is irrevocable.

2.7.3                     Measurement

Financial assets and liabilities at fair value through profit or loss (both trading and designated) are initially recognised at fair value and subsequently re-measured at fair value.

Gains and losses realised on disposal or redemption and unrealised gains and losses from changes in the fair value are included in “Net trading income and results from investment securities”.

Dividend income is recognised in the income statement when the right to receive payment is established.  This is the ex-dividend date for equity securities and is separately reported and included in “Net other income / (expense)”.

The amount of change during the period, and cumulatively, in the fair values of designated financial liabilities and loans and advances to customers that is attributable to changes in their credit risk is determined as the amount of change in the fair value that is not attributable to changes in market conditions that give rise to market risk.

2.8  Derivative financial instruments and hedging

Derivative financial instruments including foreign exchange contracts, forward rate agreements, currency and interest rate swaps, interest rate futures, currency and interest rate options (both written and purchased) and other derivative financial instruments are initially recognised in the Statement of Financial Position at fair value and subsequently are re-measured at their fair value. Derivatives are presented in assets when favourable to the Group and in liabilities when unfavourable to the Group.  Where the Group enters into derivative instruments used for trading purposes, realised and unrealised gains and losses are recognised in the income statement.

A derivative may be embedded in another financial instrument, known as “host contract”.  In such cases, the derivative instrument is separated from the host contract and treated as a separate derivative, provided that its risks and economic characteristics are not closely related to those of the host contract, the embedded derivative actually meets the definition of a derivative and the host contract is not carried at fair value with unrealised gains and losses reported in the income statement.

Certain derivative instruments transacted as effective economic hedges under the Group’s risk management positions, do not qualify for hedge accounting under the specific rules of IAS 39 and are therefore treated in the same way as derivative instruments held for trading purposes.

The Group also uses derivative instruments as part of its asset and liability management activities to manage exposures to interest rate, foreign currency and credit risks, including exposures arising from forecast transactions.  The Group applies fair value, cash flow or net investment hedge accounting when transactions meet the specified criteria to obtain hedge accounting treatment.  The Group’s criteria for a derivative instrument to be accounted for as a hedge include:

·             at inception of the hedge, there is formal designation and documentation of the hedging instrument, hedged item, hedging objective, strategy and relationship;

·             the hedge is documented showing that it is expected to be highly effective in offsetting the risk in the hedged item throughout the hedging period.  A hedge is considered to be highly effective when the Group achieves offsetting changes in fair value between 80 percent and 125 percent for the risk being hedged; and

·             the hedge is highly effective on an ongoing basis.

2.8.1                     Fair value hedges

For qualifying fair value hedges, the change in fair value of the hedging derivative is recognised in the income statement along with the corresponding change in the fair value of the hedged item that is attributable to that specific hedged risk.  If the hedge relationship no longer meets the criteria for hedge accounting, for reasons other than the derecognition of the hedged item, or the hedging designation is revoked, the cumulative adjustment to the carrying amount of the hedged item, is, in the case of interest bearing financial instruments, amortised to the income statement over the remaining term of the original hedge item, while for non-interest bearing instruments that amount is immediately recognised in the income statement.  If the hedged item has been derecognised, e.g. sold or repaid, the unamortized fair value adjustment is recognised immediately in the income statement.

2.8.2                     Cash flow hedges

Fair value gains or losses associated with the effective portion of a derivative designated as a cash flow hedge are recognised initially in other comprehensive income.  When the cash flows that the derivative is hedging (including cash flows from transactions that were only

Notes to the Financial Statements

Group and Bank

forecast when the derivative hedge was effected) materialize, resulting in income or expense, then the associated gain or loss on the hedging derivative is simultaneously transferred from other comprehensive income to corresponding income or expense line item.

If a cash flow hedge for a forecast transaction is deemed to be no longer effective, or the hedge relationship is terminated, the cumulative gain or loss on the hedging derivative previously reported in other comprehensive income is transferred to the income statement when the committed or forecast transaction occurs.

The foreign currency risk of a highly probable forecast intragroup transaction may qualify as a hedged item in the consolidated financial statements, provided that: (a) the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction; and (b) the foreign currency risk will affect the consolidated income statement.

2.8.3                     Net investment hedge

Hedges of net investments in foreign operations are accounted for in a similar way to cash flow hedges.  The gain or loss on the effective portion of the hedging instrument is recognised in other comprehensive income; any gain or loss on the ineffective portion is recognized immediately in the income statement.  Gains and losses accumulated in other comprehensive income are recycled in the income statement on the disposal of the foreign operation.

2.8.4                     Hedge effectiveness testing

To qualify for hedge accounting, the Group requires that at the inception of the hedge and throughout its life, each hedge must be expected to be highly effective (prospective test), and demonstrate actual effectiveness (retrospective test) on an ongoing basis.

The documentation of each hedging relationship sets out how effective the hedge is assessed.  The method the Group adopts for assessing hedge effectiveness will depend on its risk management strategy.

Hedge ineffectiveness is recognized in the income statement in Net trading income / (loss) and results from investment securities

2.8.5 Novation of derivatives and continuation of hedge accounting

When a) a derivative designated as a hedging instrument is novated to a clearing counterparty and b) certain conditions are met, a relief from discontinuing hedge accounting is provided.

2.9  Investment securities

Investment securities are initially recognised at fair value (including transaction costs) and are classified as available-for-sale, held-to-maturity, or loans-and-receivables based on the securities’ characteristics and management intention on purchase date.  Investment securities are recognised on the trade date, which is the date that the Group commits to purchase or sell the asset.  All other purchases and sales, which do not fall within market convention, are recognised as derivative forward transactions until settlement.

Available-for-sale investment securities are measured subsequent to initial recognition at fair value.  Unquoted equity instruments whose fair value cannot be reliably estimated are carried at cost.  Unrealised gains and losses arising from changes in the fair value of available-for-sale investment securities are reported in other comprehensive income, net of taxes (where applicable), until such investment is sold, collected or otherwise disposed of, or until such investment is determined to be impaired.

Available-for-sale investment securities may be sold in response to needs for liquidity or changes in interest rates, foreign exchange rates or equity prices.  When an available-for-sale investment security is disposed of or impaired, the accumulated unrealised gain or loss included in other comprehensive income is transferred to the income statement for the period and reported as gains / losses from investment securities.  Gains and losses on disposal are determined using the moving average cost method.

Held-to-maturity investment securities consist of non-derivative, securities that are quoted in an active market, with fixed or determinable payments and fixed maturity, which the management has the positive intent and ability to hold to maturity.

Loan and receivable investment securities consist of non-derivative investment securities with fixed or determinable payments that are not quoted in an active market.

Held-to-maturity and Loan and receivable investment securities are carried at amortised cost using the effective interest rate method, less any provision for impairment. Amortised cost is calculated by taking into account any fees, points paid or received, transaction costs and any discount or premium on acquisition.

Impairment: The Group assesses at each reporting date whether there is objective evidence that an investment security or a group of such securities is impaired.

Particularly for equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired.

If any objective evidence of impairment exists for available-for-sale financial assets, the cumulative loss (measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the Income statement) is removed from Other comprehensive income and recognised in the Income statement.  Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.  If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in the income statement, the impairment loss is reversed through the Income statement.

Notes to the Financial Statements

Group and Bank

The amount of the impairment loss for held-to-maturity and loans and receivable investment securities, which are carried at amortised cost is calculated as the difference between the asset’s carrying amount and the present value of expected future cash flows discounted at the financial instrument’s original effective interest rate.

Dividend income is recognised when the right to receive payment is established (the ex-dividend date) for equity securities and is separately reported and included in “Net other income/ (expense)”.

2.10  Reclassification of financial instruments

The Group reclassifies non-derivative debt instruments out of the trading and available-for-sale categories and into the loans-and-receivables category if the instruments meet the definition of this category at the date of reclassification and the Group has the intention and ability to hold the instruments for the foreseeable future or until maturity.

When rare circumstances cause significant deterioration in the trading activity or substantially affect the observable prices of non-derivative financial assets classified in the trading category, the Group reclassifies such financial assets out of the trading category and into the held-to-maturity or available-for-sale categories, provided the assets meet definition of the respective category at the date of reclassification and the Group does not have the intention to sell them in the near term. Such reclassifications can occur only once in response to a single rare event.

If there is a change in intention or ability to hold a debt financial instrument to maturity, the Group reclassifies such instruments out of the available-for-sale category and into the held-to-maturity category, provided the instruments meet the definition of the latter at the date of reclassification.

For financial assets reclassified as described above, the fair value at the date of reclassification becomes the new amortized cost at that date.

When the instruments reclassified out of the trading category include embedded derivatives, the Group reassesses at the reclassification date, whether the embedded derivatives need to be separated from the host contract, on the basis of the circumstances that existed when the Group became a party to the contract.

The Group transfers debt instruments that have been reclassified as loans-and-receivables from the trading or available-for-sale categories, into the available-for-sale category if the instruments subsequently become quoted in an active market and the Group does not intend to hold them for the foreseeable future or until maturity. The fair value of the instruments at the date of reclassification becomes the new amortised cost at that date.  The difference between the amortised cost immediately prior to reclassification and the fair value at the date of reclassification is recognized in the available-for-sale securities reserve through other comprehensive income and is amortised in the Income statement.

2.11  Fair value of financial instruments

The Group measures the fair value of its financial instruments based on a framework for measuring fair value that categorises financial instruments based on a three-level hierarchy of the inputs to the valuation technique, as discussed below.

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active market An active market, is a market in which transactions for assets or liabilities take place with sufficient frequency and volume to provide pricing information on an ongoing basis and are characterized with low bid/ask spreads.

Level 2: Observable inputs other than Level 1 quoted prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data (for example derived from prices) for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, as well as debt securities without quoted prices and certain derivative contracts whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes government and corporate debt securities with prices in markets that are not active and certain over-the-counter (“OTC”) derivative contracts.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.  If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The level in the fair value hierarchy within which the fair value measurement is categorised in its entirety, is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety.

Notes to the Financial Statements

Group and Bank

2.12  Recognition of deferred Day 1 profit or loss

When the fair value is determined using valuation models for which not all inputs are market observable prices or rates, the Group initially recognises a financial instrument at the transaction price, which is the best indicator of fair value, although the value obtained from the relevant valuation model may differ.  Such a difference between the transaction price and the model value is commonly referred to as “Day 1 profit or loss”.  The Group does not recognise that initial difference, immediately in the income statement.

Deferred Day 1 profit or loss is amortised over the life of the instrument.  Any unrecognised Day 1 profit or loss is immediately released to income statement if fair value of the financial instrument in question can be determined either by using market observable model inputs or by reference to a quoted price for the same product in an active market or upon settlement.

After entering into a transaction, the Group measures the financial instrument at fair value, adjusted for the deferred Day 1 profit or loss.  Subsequent changes in fair value are recognised immediately in the income statement without reversal of deferred Day 1 profits and losses.

2.13  Loans and advances to customers

Loans and advances to customers include loans and advances originated by the Group, where money is provided directly to the borrower, finance lease and factoring receivables.

Loans and advances to customers that are originated with the intent to be sold (if any) are recorded as assets at fair value through profit or loss or available-for-sale investment securities.

Loans originated by the Group are recognised when cash is advanced to borrowers.  Loans and advances to customers are initially recorded at fair value, which is usually the net amount disbursed at inception including directly attributable origination costs and certain types of fees or commission (syndication commission, commitment fees and handling charges) that are regarded as an adjustment to the effective interest rate of the loan, and are subsequently measured at amortised cost using the effective interest rate method, unless they are “designated as at fair value through profit or loss” (see Note 2.7.2).

2.14  Impairment losses on loans and advances to customers and write-offs

The Group assesses at each reporting date whether there is objective evidence that a loan (or group of loans) is impaired.

A loan (or group of loans) is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the loan (“loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the loan (or group of loans) that can be reliably estimated.

An allowance for impairment is established if there is objective evidence that the Group will be unable to collect all amounts due according to the original contractual terms.

Objective evidence that a loan is impaired includes observable data that comes to the attention of the Group about the following loss events:

(a)         significant financial difficulty of the issuer or obligor;

(b)         a breach of contract, such as a default or delinquency in interest or principal payments;

(c)          the Group, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that it would not otherwise consider;

(d)         it becoming probable that the borrower will enter bankruptcy or other financial reorganisation;

(e)          the disappearance of an active market for that financial asset because of financial difficulties; or

(f)           observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group, including:

i.                  adverse changes in the payment status of borrowers in the group (e.g. an increased number of delayed payments); or

ii.               national or local economic conditions that correlate with defaults on the assets in the group.

The impairment loss is reported through the use of an allowance account on the Statement of Financial Position. Additions to impairment losses are made through credit provisions and other impairment charges in the Income statement.

Notes to the Financial Statements

Group and Bank

The Group assesses whether objective evidence of impairment exists individually for loans that are considered individually significant and individually or collectively for loans that are not considered individually significant. Individually significant exposures are those exposures that exceed the lower of 0.1% NBG’s group entity’s equity and €750 thousand.

If there is objective evidence that an impairment loss on loans and advances to customers carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the loans’ carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at a) the loan’s original effective interest rate, if the loan bears a fixed interest rate, or b) current effective interest rate, if the loan bears a variable interest rate.

The calculation of the present value of the estimated future cash flows of a collateralised loan reflects the cash flows that may result from obtaining and selling the collateral, whether or not foreclosure is probable.

For the purposes of a collective evaluation of impairment, loans are grouped on the basis of similar credit risk characteristics.  Corporate loans are grouped based on days in arrears, product type, economic sector, size of business, collateral type and other relevant credit risk characteristics.  Mortgages and retail loans are also grouped based on days in arrears or product type.  Those characteristics are relevant to the estimation of future cash flows for pools of loans by being indicative of the debtors’ ability to pay all amounts due and together with historical loss experience for loans with credit risk characteristics similar to those in the pool form the foundation of the loan loss allowance computation. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects and conditions in the historical period that do not currently exist.

The methodology and assumptions used in estimating future cash flows are reviewed regularly by the Group to reduce any differences between loss estimates and actual loss experience.

In the case of loans to borrowers in countries where there is an increased risk of difficulties in servicing external debt, an assessment of the political and economic situation is made, and additional country risk provisions are established if necessary.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor’s credit rating), the previously recognised impairment loss is reversed by adjusting the allowance account.  The amount of the reversal is recognised in the Income statement as part of the impairment charge for credit losses on loans and advances to customers.

Subject to compliance with tax laws in each jurisdiction, a loan, which is deemed to be uncollectible or forgiven, is written off against the related provision for loans impairment.  Subsequent recoveries are credited to impairment losses on loans and advances to customers in the Income statement.

Write-offs

The Group’s write-off policy prescribes which loans and receivables fall into its scope and the criteria that must be met for each type of asset in order for each write-off to be approved by the relevant competent committee.

Loan amounts to be written off for accounting purposes are individually identified and fully provided for. For all loan amounts written-off for accounting purposes, documentation is retained and is available to evidence and support the reasoning for the write-off and that the appropriate actions have been taken.

The following factors are taken into consideration when qualifying a loan for write-off:

i.	The past due status of the loan.

ii.	The existence of collateral held by the Group to secure the loan and the ability to liquidate that collateral.

iii.

The status of legal actions undertaken by the Group as well as the results of recent research regarding the borrower’s real property. However, completion of such legal actions is not a necessary condition to write-off a loan if the claim against the borrower would remain valid after the loan is written-off.

iv.	The existence of other assets held by the borrower identified through available databases.

v.	An assessment of the costs expected to be incurred for pursuing recovery compared to the expected recovery.

In particular:

i.

Mortgages are written-off for accounting purposes after a maximum period in past-due of at least 10 years and when there is no realistic prospect of recovering those amounts. The competent business units ensure that all appropriate actions have been taken in order to collect and no further recovery action is possible or practicable.

ii.	Unsecured consumer, credit card and Small Business Lending (“SBL”) exposures may not be written-off for accounting purposes even after a period of at least 60 months after the agreement is terminated.

iii.	Corporate and secured SBL exposures are considered for write-off for accounting purposes on a case by case analysis, based on the general requirements (i)-(v) above.

In specific cases corroborated with legal evidence, such as for example fraud or bankruptcy of the borrower, exposures can be written-off for accounting purposes regardless of whether the criteria above are satisfied. Written-off loans, either retail or corporate, are monitored until completion and exhaustion of legal actions having taken into consideration the efforts and cost required.

Write-offs are approved by each competent committee in accordance with its authority limits prescribed in its charter.

Notes to the Financial Statements

Group and Bank

2.15  Derecognition

2.15.1              Financial assets

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognised when:

·             the rights to receive cash flows from the asset have expired;

·             the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a ‘pass through’ arrangement; or

·             the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group’s continuing involvement in the asset.  Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

As part of its activities, the Bank securitises certain financial assets, generally through the sale of these assets to special purposes entities, which issue securities collateralised with these assets.

To the extent that the Bank sells these securities to third party investors, the transferred assets may qualify for derecognition in full or in part. Gains or losses on securitizations are based on the carrying amount of the financial assets derecognised and the retained interest, based on their relative fair values at the date of the transfer.

2.15.2              Financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expired.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognised in the Income statement.

2.16  Sale and repurchase agreements

Securities sold subject to a commitment to repurchase them at a predetermined price (‘Repos’) are retained on the Statement of Financial Position and the counterparty liability is included in amounts due to banks, due to customers or other deposits, as appropriate. Securities purchased under agreement to resell (‘Reverse Repos’) are recorded as due from banks or loans and advances to customers, as appropriate.  The difference between sale and repurchase price (or the purchase and resale price) is treated as interest expense (or income) and accrued over the life of the Repos (or Reverse Repos) agreement using the effective interest rate method.

2.17  Securities borrowing and lending

Securities borrowed and securities lent are recorded at the amount of cash collateral advanced or received, plus accrued interest.  Securities borrowed and securities received as collateral under securities lending transactions are not recognised in the financial statements unless control of the contractual rights that comprise these securities transferred is gained or sold to third parties, in which case the purchase and sale are recorded with the gain or loss included in trading income.  The obligation to return them is recorded at fair value as a trading liability.

Respectively, securities lent and securities provided as collateral under securities borrowing transactions are not derecognised from the financial statements unless control of the contractual rights that comprise these securities transferred is relinquished.

The Group monitors the market value of the securities borrowed and lent on a regular basis and provides or requests additional collateral in accordance with the underlying agreements.  Fees and interest received or paid are recorded as interest income or interest expense, on an accrual basis.

2.18  Regular way purchases and sales

“Regular way” purchases and sales of financial assets and liabilities (that is, those that require delivery within the time frame established by regulation or market convention) are recognised on the settlement date apart from trading and investment securities and derivative

Notes to the Financial Statements

Group and Bank

financial instruments, which are recognised on the trade date, which is the date that the Group commits to purchase or sell the asset.  Other purchases and sales of trading securities are treated as derivatives until settlement occurs.

2.19  Offsetting

Financial assets and liabilities are offset and the net amount is reported in the Statement of Financial Position when, and only when there is currently a legally enforceable right to offset the recognised amounts and there is an intention to realize the asset and settle the liability simultaneously or on a net basis.

2.20  Interest income and expense

Interest income and expense are recognised in the income statement for all interest bearing instruments using the effective interest rate method.  Interest income includes interest on loans and advances to customers, coupons earned on fixed income investment and trading securities and accrued discount and premium on treasury bills and other instruments.

Fees and direct costs relating to a loan origination or acquiring a security, financing or restructuring and to loan commitments are deferred and amortised to interest income over the life of the instrument using the effective interest rate method.

Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is recognised using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

2.21  Fees and commissions

Fees and commissions are generally recognised on an accrual basis over the period the service is provided.  Commissions and fees arising from negotiating, or participating in the negotiation of a transaction for a third party, such as acquisition of loans, equity shares or other securities or the purchase or disposal of businesses, are recognised upon completion of the underlying transaction.

2.22  Property and equipment

Property and equipment include land and buildings, leasehold improvements and transportation and other equipment, held by the Group for use in the supply of services or for administrative purposes.  Property and equipment are initially recorded at cost, which includes all costs that are required to bring an asset into operating condition.

Subsequent to initial recognition, property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Costs incurred subsequent to the acquisition of an asset, which is classified as property and equipment are capitalised, only when it is probable that they will result in future economic benefits to the Group beyond those originally anticipated for the asset, otherwise they are expensed as incurred.

Depreciation of an item of property and equipment begins when it is available for use and ceases only when the asset is derecognised.  Therefore, the depreciation of an item of property and equipment that is retired from active use does not cease unless it is fully depreciated, but its useful life is reassessed.  Property and equipment are depreciated on a straight-line basis over their estimated useful lives as follows:

Land	No depreciation
Buildings	Not exceeding 50 years
Leasehold improvements	Residual lease term, not exceeding 12 years
Furniture and related equipment	Not exceeding 12 years
Motor vehicles	Not exceeding 10 years
Hardware and other equipment	Not exceeding 5 years

At each reporting date the Group assesses whether there is any indication that an item of property and equipment may be impaired.  If any such indication exists, the Group estimates the recoverable amount of the asset. Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.  Gains and losses on disposal of

Notes to the Financial Statements

Group and Bank

property and equipment are determined by reference to their carrying amount and are taken into account in determining profit / (loss) before tax.

Assets that are classified as “foreclosed assets” are included in other assets upon actual foreclosure or when physical possession of the collateral is taken, through mutual agreement or court action. Foreclosed assets arise when the Group initiates legal actions for debt collection upon the recognition that repayment or restructuring of the debt cannot be achieved. In case the exposures are collateralized with assets, legal actions involve the initiation of an auction program that targets the repayment of the loans through the collateral liquidation value. Foreclosed assets are initially measured at the fair value of the property less estimated costs to sell. Prior to foreclosure, any write-downs, if necessary, are charged to the allowance for loan losses. Subsequent to foreclosure, gains or losses on the disposal of, and losses or gains up to the amount of previous write-downs arising from the periodic revaluation of foreclosed properties are recorded in “Net other income/(expense)”.

2.23  Investment property

Investment property includes land and buildings, owned by the Group (or held through a finance leasing agreement) with the intention of earning rentals or for capital appreciation or both, and is initially recorded at cost, which includes transaction costs.

Subsequent to initial recognition, investment property is measured at cost less accumulated depreciation and any accumulated impairment losses.

Investment property is depreciated on a straight-line basis over its estimated useful life, which approximates the useful life of similar assets included in property and equipment.  Investment property is reviewed at least annually for impairment based mainly on external appraisals.

2.24  Goodwill, software, and other intangible assets

2.24.1              Goodwill

Subsequent to initial recognition, goodwill is stated at cost, as established at the date of acquisition (see Note 2.5.2) less accumulated impairment losses.

Goodwill is allocated to cash-generating units (“CGUs”) for the purpose of impairment testing. The allocation is made to those cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

The Group assesses goodwill for possible impairment annually or more frequently if there are indications for impairment.  The assessment involves estimating whether the carrying amount of the goodwill remains fully recoverable.  When making this assessment the Group compares the carrying value of the CGU to which the goodwill is allocated to its recoverable amount, which is the higher of fair value less cost to sell and value in use.  Fair value is estimated by reference to market value, if available, or is determined by a qualified evaluator or pricing model. Determination of a fair value and value in use requires management to make assumptions and use estimates, as described in Notes 3 and 25. If the recoverable amount is less than the carrying amount, an irreversible impairment loss is recognised, and the goodwill is written down by the excess of the carrying amount of the unit over its recoverable amount.

2.24.2              Intangible assets acquired through business combinations

Intangible assets acquired through business combinations include brand names, which have an indefinite life and core deposits and customer relationships, which have a finite life and are amortised on a straight line basis over their useful lives of 6-11 years.

2.24.3              Software

Software includes costs that are directly associated with identifiable and unique software products controlled by the Group that are anticipated to generate future economic benefits exceeding costs beyond one year.  Expenditure, which enhances or extends the performance of computer software programs beyond their original specifications is recognised as a capital improvement and added to the original cost of the software.

Software is amortised using the straight-line method over the useful life, not exceeding a period of 20 years.

In particular for internally generated software, the amount initially recognised is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria.  Where no internally generated intangible asset can be recognised, development expenditure is charged to the income statement in the period in which it is incurred.

Research costs are expensed as incurred. An internally generated software arising from development expenditure incurred on an individual project is recognized only when the Group can demonstrate:

·            the technical feasibility of completing the internally generated software so that it will be available for use,

·             its intention to complete and use the asset,

·             the ability to use the asset,

Notes to the Financial Statements

Group and Bank

·             how the asset will generate future economic benefits,

·            the ability of adequate technical, financial and other resources to complete the development and use the asset and

·             the ability to measure reliably the expenditure during development.

Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated amortization and impairment losses.

Expenditure on starting up an operation or branch, training personnel, advertising and promotion and relocating or reorganizing part or the entire Group is recognised as an expense when it is incurred.

2.24.4              Impairment

At each reporting date, management reviews intangible assets and assesses whether there is any indication of impairment. If such indications exist an analysis is performed to assess whether the carrying amount of intangible assets is fully recoverable.  A write-down is made if the carrying amount exceeds the recoverable amount.

2.25  Insurance operations

In accordance with the requirements of IFRS 4 the Group classifies its contracts into insurance contracts and investment contracts.

2.25.1              Contract classification

a. Insurance contracts

Insurance contracts are defined as those contracts that contain significant insurance risk at the inception of the contract. A contract which exposes the insurance company to financial risk without material insurance risk is not an insurance contract.

The Group classifies its financial guarantee contracts issued by its insurance companies as insurance contracts.

Insurance contracts are categorized in two categories according to the nature of the insurance risk.

a1. Life insurance contracts

Life insurance includes all types of traditional coverage (term, whole life, endowment, annuities) and unit-linked products for which a guaranteed premium return is provided at maturity. The associated premiums are recognized on issuance or renewal of the contracts.

a2. Property & casualty insurance contracts (P&C)

Premiums are recorded on inception of the policies and are recognized as revenue (earned premiums) on a pro rata basis over the related policy term. Deferred income is carried over to the unearned premium reserve.

b. Investment contracts

Investment Contracts are defined as those contracts that are not classified as Insurance Contracts.

b1. Deposit Administration Funds (DAF)

Such policies offer a guaranteed investment return on members contributions plus a discretionary participation feature.  Policies are written to employees of companies, which define the benefits to be received. Any shortfalls are covered by the company whose employees are insured.

b2. Unit Linked investment contracts

Policies linked with financial instruments where the insured bears the investment risk.

2.25.2              Deferred acquisition costs (DAC)

Commissions and other acquisition costs incurred during the financial period for issuing new contracts and /or renewing existing contracts, which are related to subsequent financial periods are deferred and recognised over the period in which the revenue is recognised.

2.25.3              Insurance reserves

Insurance reserves include the statutory reserves for life and non-life insurance and the results of the test performed to assess the adequacy of these reserves:

Mathematical reserves: Life insurance mathematical reserves represent net premium statutory reserves calculated using a specific technical basis regarding the underlying interest and mortality rates.

Outstanding claims reserve: Outstanding claims reserves consist of the case provisions set by the assessors and the actuarially estimated additional amounts to cover the possible inadequacy of these provisions, the cost of not reported (IBNR) claims and the associated claims handling expenses. The ultimate cost of outstanding claims is estimated by using a range of standard actuarial claims projection

Notes to the Financial Statements

Group and Bank

techniques, such as Chain Ladder and Bornheutter-Ferguson methods. The main assumption underlying these techniques is that a Group’s past claims development experience can be used to project future claims development and hence ultimate claims costs.

Unearned premium reserve: Calculated on a pro-rata basis for the time period from the valuation date to the end of the period for which premium has been booked.

Unexpired risk reserve: Represents an estimate for the additional amount required to cover the inadequacy of the unearned premium reserve in case of high loss and expense ratios.

Liability Adequacy Test (LAT): The Group assesses whether its recognised insurance liabilities are adequate by applying a liability adequacy test (“LAT”), by using current estimations of future cash flows. Additional liability resulting from the LAT, increases the carrying amount of insurance liabilities as determined in accordance with the above mentioned policies and is charged to the Income statement.

2.25.4              Reinsurance

The Group has reinsurance treaties that transfer significant insurance risk. Liabilities for reinsured contracts are calculated gross of reinsurance and a separate reinsurance asset is recorded. Amounts paid for retroactive reinsurance are reported as reinsurance receivables, increased to the amount of the recorded reserves relating to the underlying reinsured contracts. Any resulting gain is deferred and amortised over the remaining settlement period. Where the amount paid exceeds recorded reserves, the excess is recognized in the income statement.

2.26  Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement.  It requires an assessment of whether: (a) fulfilment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset.

2.26.1              A Group company is the lessee

Finance lease: Leases where the Group has substantially all the risks and rewards of ownership of the asset are classified as finance leases.  Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments.  Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding.  The outstanding rental obligations, net of finance charges, are included in other liabilities.  The interest element of the finance cost is charged to the income statement over the lease period.  All assets acquired under finance leases are depreciated over the shorter of the useful life of the asset or the lease term.

Operating lease: Leases where a significant portion of the risks and rewards of ownership of the asset are retained by the lessor. are classified as operating leases.  The total payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.  When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

2.26.2              A Group company is the lessor

Finance leases: When assets are leased out under a finance lease, the present value of the minimum lease payments is recognised as a receivable. Lease income is recognised over the term of the lease using the net investment method (before tax), which reflects a constant periodic rate of return. Finance lease receivables are included in loans and advances to customers.

Operating leases: Fixed assets leased out under operating leases are included in the Statement of Financial Position based on the nature of the asset. They are depreciated over their useful lives on a basis consistent with similar owned property. Rental income (net of any incentives given to lessees) is recognised on a straight-line basis over the lease term

2.27  Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents include cash on hand, unrestricted balances held with central banks, amounts due from other banks and highly liquid financial assets with original maturities of less than three months from the date of acquisition such as treasury bills and other eligible bills, investment and trading securities which are subject to insignificant risk of changes to fair value and are used by the Group in the management of its short-term commitments.

2.28  Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made.

Notes to the Financial Statements

Group and Bank

2.29  Financial guarantee contracts

A financial guarantee contract is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument.

A financial guarantee contract, other than those assessed as insurance contracts, is recognised initially at their fair value and subsequently measured at the higher of: (a) the unamortized balance of the related fees received and deferred, and (b) the best estimate of the amount required to settle the guarantee at the reporting date.

2.30  Employee benefits

In accordance with local conditions and practices in their respective countries. Such plans are classified as defined benefit and defined contribution plans.

2.30.1              Pension plans

a. Defined benefit plans

A defined benefit plan is a post-employment benefit plan that defines an amount of benefit to be provided, determined using a number of financial and demographic assumptions. The most significant assumptions include age, years of service or compensation, life expectancy, the discount rate, expected salary increases and pension rates. For defined benefit plans, the liability is the present value of the defined benefit obligation as at the reporting date minus the fair value of the plan assets. The defined benefit obligation and the related costs are calculated by independent actuaries on an annual basis at the end of each annual reporting period, using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high quality corporate bonds or government bonds that are denominated in the currency in which the benefits will be paid and, which have terms to maturity approximating the terms of the related liability, or estimates of rates which take into account the risk and maturity of the related liabilities where a deep market in such bonds does not exist. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined liability/(asset). Service cost (current service cost, past service cost (including the effect of curtailments) and gains or losses on settlements) and net interest on the net defined benefit liability/(asset) are charged to the income statement and are included in staff costs. The defined benefit obligation net of plan assets is recorded on the Statement of Financial Position, with changes resulting from remeasurements (comprising actuarial gains and losses, the effect of the changes to the asset ceiling (if applicable) and the return on plan asset (excluding interest)) recognized immediately in OCI, with no subsequent recycling to profit or loss, in order to fully reflect the full value of the plan deficit or surplus.

b. Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which the Group pays fixed contributions into a separate entity and has no legal or constructive obligations to pay further contributions, if the entity does not hold sufficient assets to pay all employees’ benefits relating to employee service in the current and prior periods. Group contributions to defined contribution plans are charged to the income statement in the year to which they relate and are included in staff costs.

2.30.2              Share based payment transactions

The Bank has a Group-wide stock option plan for the executive members of the Board of Directors, management and staff of the Group.  The fair value of the employee services received in exchange for the grant of the options is measured by reference to the fair value of the share options at the date on which they are granted and is recognised in the income statement over the period that the services are received, which is the vesting period.  The total amount to be expensed over the vesting period is determined by reference to the fair value of the share options granted.  Fair value of the options granted is determined using an option-pricing model that takes into account the share price at the grant date, the exercise price of the option, the life of the option, the expected volatility of the share price over the life of the option, the expected dividends on it, and the risk-free interest rate over the life of the option.

When the options are exercised and new shares are issued, the proceeds received net of any transaction costs are credited to share capital (par value) and the surplus to share premium.

2.30.3              Termination benefits

A liability for a termination benefit is recognised at the earlier of when the Group can no longer withdraw the offer of the termination benefit and when the entity recognises any related restructuring costs.

Notes to the Financial Statements

Group and Bank

2.31  Income taxes

Current income tax liability is based on taxable profit for the year. Taxable profit differs from profit/(loss) for the period as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s current income tax liability is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method.

The principal temporary differences arise from revaluation of certain financial instruments, including securities and derivatives, insurance reserves, provisions for defined benefit obligations and other post retirement benefits, loss from the Private Sector Initiative (“PSI”) and property and equipment. DTA relating to the unused tax losses carried forward are recognised to the extent that it is probable that sufficient taxable profits will be available in the future against which these deductible temporary differences can be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on laws that have been enacted or substantially enacted at the reporting date.

Deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profits nor the accounting profits.

Recognition of deferred tax assets is based on management’s belief that it is probable that the tax benefits associated with certain temporary differences, such as tax losses carry forward and tax credits, will be realized, based on all available evidence. The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. In making such determination, the Group and the Bank consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income and recent financial results. In the event the Group and the Bank were to determine that it would be able to realize their deferred income tax assets in the future in excess of their recorded amount, it would make an adjustment to increase the carrying amount of deferred tax assets.

Current and deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current income tax advances against current income tax liabilities and when they relate to income taxes levied by the same taxation authority and the management intends to settle its current tax assets and liabilities on a net basis.

Deferred income tax is recognised for temporary differences arising from investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled by the Group and it is probable that the difference will not reverse in the foreseeable future.

Deferred income tax relating to fair value changes of available-for-sale investment securities and cash flow hedges, which are charged or credited to other comprehensive income, is also credited or charged to other comprehensive income where applicable and is subsequently recognised in the income statement together with the deferred gain or loss.

2.32  Debt securities in issue and other borrowed funds

Debt securities issued and other borrowed funds are initially recognised at fair value net of transaction costs incurred. Subsequent measurement is at amortised cost (unless they are designated as at fair value through profit or loss) and any difference between net proceeds and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest rate method.

2.33  Share capital, treasury shares and other equity items

Share and other equity items issue costs: Incremental external costs directly attributable to the issue of shares and other equity items, other than on a business combination, are deducted from equity net of any related income tax benefit.

Dividends on ordinary shares, preference shares and preferred securities: Dividends on ordinary shares are recognised as a liability in the period in which they are approved by the Bank’s Shareholders at the Annual General Meeting.  Dividends on preference shares and preferred securities classified as equity are recognised as a liability in the period in which the Group becomes committed to pay the dividend.

Treasury shares: NBG shares held by the Group are classified as treasury shares and the consideration paid including any attributable incremental external costs, net of income taxes, is deducted from total shareholders’ equity until they are cancelled, reissued or resold. Treasury shares do not reduce the number of shares issued but affect the number of outstanding shares used in the calculation of earnings per share. Treasury shares held by the Bank are not eligible to receive cash dividends. Any difference between acquisition cost and ultimate proceeds from subsequent resale (or reissue) of treasury shares is included in shareholders’ equity and is therefore not to be considered a gain or loss to be included in the income statement.

Notes to the Financial Statements

Group and Bank

2.34  Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker is the person or group that allocates resources to and assesses the performance of the operating segments of an entity. The Group has determined the Executive Committee as its chief operating decision-maker.

All transactions between business segments are conducted on an arm’s length basis, with inter-segment revenue and costs being eliminated.  Income and expenses directly associated with each segment are included in determining business segment performance.

Geographical segments include income from assets that are either located or are managed in the respective geographical areas.

2.35  Assets and liabilities held for sale and discontinued operations

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition.  Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification except as permitted by IFRS 5, and actions required to complete the plan should indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Non-current assets held for sale are measured at their lower of carrying amount and fair value less costs to sell.  Assets and liabilities of disposal groups classified as held for sale and non-current assets classified as held for sale are shown separately on the face of the Statement of Financial Position.

Impairment losses on initial classification as held for sale are included in the income statement, even when there is a revaluation.  The same applies to gains and losses on subsequent re-measurement.

If the Group has classified an asset (or disposal group) as held for sale, but the criteria for classification as such are no longer met, the Group ceases to classify the asset (or disposal group) as held for sale.  The Group measures a non-current asset (or disposal group) that ceases to be classified as held for sale (or ceases to be included in a disposal group classified as held for sale) at the lower of:

a)             its carrying amount before the asset (or disposal group) was classified as held for sale, adjusted for any depreciation or amortisation that would have been recognised had the asset (or disposal group) not been classified as held for sale, and

b)             its recoverable amount at the date of the subsequent decision not to sell.

A discontinued operation is a component of the Group’s business that represents a separate major line of business or geographical area of operations that has been disposed of or is classified as held for sale or is a subsidiary acquired exclusively with a view to resale.  Classification as discontinued operations occurs upon disposal or when the operations meet the criteria to be classified as held for sale.

The results of discontinued operations are shown as a single amount on the face of the income statement comprising the post-tax profit or loss of discontinued operations and the post-tax gain or loss recognized either on measurement to fair value less costs to sell or on the disposal of the discontinued operation.

2.36  Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the group will comply with all attached conditions.  Government grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs that they are intended to compensate.  Government grants relating to property, plant and equipment are included in other liabilities and are credited to the income statement on a straight-line basis over the expected lives of the related assets.

2.37  Related party transactions

Related parties include entities, which the Bank has the ability to exercise significant influence in making financial and operating decisions.  Related parties include directors, their close relatives, companies owned or controlled by them and companies over which they can influence the financial and operating policies.

Notes to the Financial Statements

Group and Bank

2.38  Fiduciary and trust activities

The Group provides fiduciary and trust services to individuals and other institutions, whereby it holds and manages assets or invests funds received in various financial instruments at the direction of the customer.  The Group receives fee income for providing these services.  Trust assets are not assets of the Group and are not recognised in the financial statements.  The Group is not exposed to any credit risk relating to such placements, as it does not guarantee these investments.

2.39  Earnings /(losses) per share

A basic earnings per share (EPS) ratio is calculated by dividing the profit or loss for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period excluding the average number of ordinary shares purchased by the Group and held as treasury shares.

A diluted earnings per share ratio is computed using the same method as for basic EPS, but the determinants are adjusted to reflect the potential dilution that could occur if convertible debt securities, options, warrants or other contracts to issue ordinary shares were converted or exercised into ordinary shares.

NOTE 3:  Critical judgments and estimates

The preparation of financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the reported amount of assets, liabilities, income and expense in the Consolidated and Bank financial statements. The Group believes that the judgments, estimates and assumptions used in the preparation of the Consolidated and Bank financial statements are appropriate given the factual circumstances as of 31 December 2014.

The most significant areas, for which judgments, estimates and assumptions are required in applying the Group’s accounting policies, are the following:

Impairment losses on loans and advances to customers

Management is required to exercise judgment in making assumptions and estimates when calculating loan impairment allowances on both individually and collectively assessed loans and advances to customers.

The methodology and assumptions used are reviewed regularly by the Group to reduce any differences between loss estimates and actual loss experience.

The estimation methods used by the Bank’s management include the use of statistical analyses of historical information, supplemented with significant judgment, to assess whether current economic and credit conditions are such that the actual level of incurred losses is likely to be greater or less than historical experience.

Where changes in economic, regulatory or behavioural conditions result in the most recent trends in portfolio risk factors being not fully reflected in the statistical models, risk factors are taken into account by adjusting the impairment allowances derived solely from historical loss experience.

Risk factors include changes in the macroeconomic environment and economic conditions such as national trend in housing market, unemployment rates, political circumstances, changes in laws and regulations and other influences on customer payment patterns.

During 2014, the management of the Bank revised its estimates regarding the losses incurred in the loan portfolios at the reporting date by revisiting the underlying assumptions used as inputs in both the collective and the individual impairment assessment models.

The main reasons leading to management revising its estimates over certain inputs of the methodology applied relate to the following:

·             The increased political uncertainty in Greece since November and particularly in December 2014 in view of the declaration of national elections.

·             The worse than anticipated trends in the Greek economy. In particular:

·             the higher than anticipated decrease in Greece’s nominal GDP in 2014 (-1.9% y-o-y in FY2014, according to ELSTAT data, compared with EU Commission and IMF estimates of -0.1% y-o-y included in the latest financial-support programme review for Greece published in Q2 2014). Nonetheless, real GDP growth, which does not include the impact of deflation, was slightly higher than the initial forecast (+0.7% y-o-y in FY2014 compared with official estimates of +0.6% y-o-y)

·             Unemployment decreased from 27.8% at the beginning of 2014, to 26.6% in the second quarter and 25.5% in the third quarter However, in the fourth quarter it increased again to 26.1% reaching 26.5%, on average, in 2014 compared with previous official estimates of 25.8%.

·             the expected extension of the auction moratorium affects time to sale for the real estate properties and therefore the net present value of expected cash flows and the loss given default parameters

As a result of the above the forecasts regarding the aforementioned parameters deteriorated

For individually assessed loans, judgment was exercised in evaluating all recent relevant information on indicators of impairment, including the consideration of whether payments are contractually past-due and the consideration of other factors indicating deterioration in the financial condition and outlook of borrowers affecting their ability to pay. A change in estimate was also required for loans to borrowers showing signs of financial difficulty in market sectors experiencing economic stress, particularly where the likelihood

Notes to the Financial Statements

Group and Bank

of repayment and expected recoveries were affected by the prospects of refinancing or asset disposal at a value lower than previously anticipated. For those loans where objective evidence of impairment exists, management determined the size of the allowance required based on updated information and a range of relevant factors such as the realisable value of security, the likely dividend available on liquidation or bankruptcy, the viability of the customer’s business model and the capacity to trade successfully out of financial difficulties and generate sufficient cash flow to service debt obligations.

For the collectively assessed portfolios the Bank recalibrated its internal models and updated its assumptions in order to better reflect the current market conditions and expectations, as discussed above, as they encompass more recent information for the political and macroeconomic environment.

Following the above changes:

·   Impairment Loss on Retail Lending has increased to €1,287 million in 2014 compared to €815 million as in 2013. As a result, the allowance for loan losses on Retail Lending as at 31 December 2014 has increased to €5,556 million.

·   Impairment Loss on Corporate Lending has increased to €716 million in 2014 compared to €391 million in 2013. As a result, the allowance for loan losses on Corporate Lending as at 31 December 2014 has increased to €3,121 million.

Fair value of financial instruments

The fair values of financial instruments that are not quoted in active markets are determined by using valuation techniques. These include present value methods and other models based mainly on observable input parameters and to a small extent to non-observable input parameters.

Valuation models are used primarily to value derivatives transacted in the over-the-counter market and certain Greek government bonds and debt securities in issue designated as at fair value through profit or loss that are not traded in an active market. These models take into consideration the impact of credit risk if material.

Specifically for derivatives, this impact is estimated by calculating a separate credit value adjustment (“CVA”) for each counterparty to which the Group has exposure. The calculation considers expected exposures generated using simulation techniques, as well as netting agreements and collateral postings. Furthermore, the CVA is based on expected loss rates derived from Credit Default Swaps (“CDS”) rates observed in the market, or, if these are not available, the probability of default of the counter party derived from internal rating models, or otherwise the regulatory risk weight is applied. With respect to the impact of own credit risk on the valuation of derivatives, the Group applies a methodology symmetric to the one applied for CVA.

All valuation models are validated before they are used as a basis for financial reporting. Valuation results are periodically reviewed by qualified personnel independent of the area that created the valuation. Wherever possible, the Group compares valuations derived from models with quoted prices of similar financial instruments and with actual values when realised, in order to further validate and calibrate its models.  A variety of factors are incorporated into the Group’s models, including actual or estimated market prices and rates, such as time value and volatility, market depth and liquidity, and changes in own credit risk for financial liabilities.

The Group applies its models consistently from one period to the next, ensuring comparability and continuity of valuations over time, but estimating fair value inherently involves a significant degree of judgment.  Management therefore establishes valuation adjustments to cover the risks associated with the estimation of unobservable input parameters and the assumptions within the models themselves.

Although a significant degree of judgment is, in some cases, required in establishing fair values, management believes the fair values recorded in the Statement of Financial Position and the changes in fair values recorded in the income statement are prudent and reflective of the underlying economics, based on the controls and procedural safeguards employed.

Impairment of investment securities

The Group follows the guidance of IAS 39 to determine when investment securities are impaired. This determination requires significant judgment.

In particular, for investments in equity instruments, the Group evaluates, among other factors, whether there has been a significant or prolonged decline in the fair value below its cost.  This evaluation of what is significant or prolonged requires judgment. In making this judgment, the Group considers among other factors, the severity and duration of the unrealized losses, the variation in share price and the financial health of and near-term business outlook for the investee, including factors such as industry and sector performance.

For investments in debt instruments, the Group assesses whether the issuer is expected to meet all payment obligations when due. This assessment takes into consideration the financial condition and prospects of the issuer.

Impairment assessment of Hellenic Republic exposure

At 31 December 2014 the exposure to the Hellenic Republic, other than bonds with no unrealised losses, was assessed for impairment and the Group concluded that there is no objective evidence of impairment, because there is no evidence at the date these financial statements were authorised that there is a loss event that has an impact on the estimated future cash flows associated with this exposure, hence that the future cash flows will not be recovered in accordance with the contractual terms.

Income taxes

The Group is subject to income taxes in various jurisdictions (see Note 47). Significant judgment is required in determining the provision for income taxes and the amount of deferred tax asset that is recoverable. We consider many factors including statutory, judicial and regulatory guidance in estimating the appropriate current income tax liability for each jurisdiction. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on the technical merits of tax position taken and estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which the final outcome is determined.

DTAs are recognised in respect of tax losses and deductible temporary differences to the extent that it is probable that future taxable profit will be available against which the losses and deductible temporary differences can be utilised. Estimating the expected future taxable income requires the application of judgment and making assumptions about the future trends of the key drivers of profitability, such as loan and deposits volumes and spreads.

Notes to the Financial Statements

Group and Bank

As of 31 December 2014 the Bank performed a thorough revision of its assessment regarding the recoverability of its deferred tax asset, taking into account the actual performance for the year ended 31 December 2014, the declining growth rate of loans past due for more than 90 days, the reduction in customer deposits’ cost, the successful share capital increase in May 2014, the successful fund raising through borrowing during the period, the decrease in operating expenses, mainly due to Voluntary Retirement Scheme (“VRS”), the improved performance of the Bank compared to previous years and the fact that, per the IMF, following the 6 year recession GDP growth is forecast. Furthermore, the revised assessment incorporated recent developments after 31 December 2014, such as the significant outflow of deposits and the large increase in ELA funding.

Taking into consideration the above, Management prepared analytical financial projections up to the end of 2017 and used its best estimates regarding the growth assumptions thereafter. Based on the above, the Management concluded that a DTA of €4,024 million for the Group and €3,855 million for the Bank may be treated as realisable.

At 31 December 2014, Management concluded that in the next years the taxable income may not be sufficient to fully recover the full theoretical amount of DTA on tax losses and part of the deductible temporary differences (see Note 27).

The amount of the DTA on tax losses and deductible temporary differences currently treated as non-realizable, however, could be recognised in future periods if estimates of future taxable income during the carry-forward period are increased. Taxable income is calculated in accordance with applicable Greek tax laws and regulations; accordingly taxable income should not be considered as equal to or an alternative to net income.

Changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future and the level of future tax income.

The new DTC Law allows, under certain conditions, and from 2016 onwards Credit Institutions to convert DTAs arising from PSI losses and accumulated provisions for credit losses on loans existing at 31 December 2014 to a receivable (Tax Credit) from the Greek State (see Note 4.7).

Pensions benefits — Defined benefit obligation

The present value of the defined benefit obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for defined benefit obligations include the discount rate. Any changes in these assumptions will impact the carrying amount of defined benefit obligations.

The Group determines the appropriate discount rate at the end of each year. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the defined benefit obligations. In determining the appropriate discount rate, the Group considers the interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related defined benefit obligations, or estimates of rates which take into account the risk and maturity of the related liabilities where a deep market in such bonds does not exist.

Additional information related to other key assumptions for defined benefit obligations is disclosed in Note 12.

Insurance reserves

Insurance reserves for life insurance operations (long-duration contracts) are estimated using approved actuarial methods that include assumptions about future investment yields, mortality, expenses, options and guarantees, morbidity and terminations. Insurance reserves for property and casualty insurance operations (short-duration contracts) are determined using loss estimates, which rely on actuarial observations of loss experience for similar historic events.  Assumptions and observations of loss experience are periodically adjusted, with the support of qualified actuaries, in order to reflect current conditions.  Any additional future losses anticipated from the revision of assumptions and estimations is charged to the income statement.

Management continues monitoring potential for changes in loss estimates in order to ensure that our recorded reserves in each reporting period reflect current conditions.

Impairment assessment of goodwill in consolidated financial statements, and investments in subsidiaries, associates and joint ventures in individual financial statements

The Group accounts for and assesses for impairment goodwill as described in Notes 2.24 and 25, and assesses for impairment investments in subsidiaries, associates and joint ventures in individual financial statements as described in Note 2.4.10.  This assessment requires the use of certain assumptions and estimates, which management believes are reasonable and supportable in the existing market environment and commensurate with the risk profile of the assets valued. However, different ones could be used which would lead to different results.

NOTE 4:  Financial risk management

The Group considers effective risk management to be a key factor in its ability to deliver sustained returns to the shareholders.  The Group allocates substantial resources to upgrading its policies, methods and infrastructure to ensure compliance with best international practices and the guidelines of the Basel Committee for Banking Supervision.

4.1                     Risk management governance

The Group aims to adopt practices regarding risk management governance, taking into account all relevant guidelines and regulatory requirements, as set by the Basel Committee on Banking Supervision, the European Banking Authority (“EBA”), the BoG and the Hellenic Capital Markets Commission (“HCMC”), as well as any decisions of the competent authorities supervising the Group’s entities.

The Group’s risk governance framework comprises a number of different constituents.  In particular, the Board of Directors has established the Board Risk Committee (“BRC”) overseeing all risk management functions across the Group.  All risk management units report to the NBG Group Risk Control and Architecture Division (“GRCAD”) and to the NBG Group Market and Operational Risk

Notes to the Financial Statements

Group and Bank

Management Division (“GMORMD”), which are supervised by the Chief Risk Officer. A separate compliance function, the Compliance Division, oversees all internal and external compliance matters, such as applicable Greek and EU, laws and regulations, as well as accounting standards.  The Internal Audit—Inspection Division of the Bank and the Group (the “IAID”), which reports directly to the Board of Directors through the Audit Committee, complements the risk management framework and acts as an independent reviewer, focusing on the effectiveness of the risk management framework and control environment.

4.1.1           Board Risk Committee

The BRC forms and submits for approval to the Board of Directors the risk appetite and capital management strategy of the Bank and the Group, on an annual basis. It also sets the principles and approves the policies that govern the risk management and monitors the implementation and outcome of these policies.

Since 19 December  2013 the Committee has been composed exclusively of non-executive Board members, at least three in number, of which the majority (including the Chairman) are independent members of the Board, in accordance with the definition of independence specified in the Bank’s Corporate Governance Code. The members and the Chairman of the Committee are elected by the Board of the Bank, following recommendation by the Board’s Corporate Governance & Nominations Committee.

The BRC has the responsibility to review reports and evaluate the overall risk exposure of the Bank and the Group on a regular basis, taking into account the approved risk strategy and the business plan of the Group. The proposals to the BRC are submitted by the Group Chief Risk Officer (CRO).

4.1.2           Group risk management

The Bank acknowledges the need for enhanced risk management and has established two specialized units, the GRCAD and the GMORMD, to properly measure, analyze and manage the risks entailed in all its business activities. All risk management units of the Group adequately report to the two aforementioned Divisions.

Based on its charter, the mission of the GRCAD is to:

·                  Specify and implement credit risk policies emphasizing rating systems, risk assessment models and risk parameters, according to the guidelines set by the Bank’s Board of Directors;

·                  Establish guidelines for the development of assessment methodologies for Expected Loss (EL) and its components, i.e. Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD) for each segment of corporate and retail asset class;

·                  Assess the adequacy of methods and systems that aim to analyze, measure, monitor, control and report credit risk undertaken by the Bank and other financial institutions of the Group and periodically validate them; and

·                  Estimate Regulatory and Economic Capital required in respect to all banking risks and prepare relevant regulatory and MIS reports.

The mission of the GMORMD is to:

·                  Plan, specify, implement and introduce market, counterparty, liquidity and operational risk policies, under the guidelines of the Bank’s Board of Directors;

·                  Assess the adequacy of methods and systems that aim to analyze, measure, monitor, control and report the aforementioned risks undertaken by the Bank and other financial institutions of the Group and periodically validate them;

·                  Independently evaluate financial products, assets and liabilities of the Bank and the Group; and

·                  Regularly handle issues relevant to market, counterparty, liquidity and operational risks, under the guidelines and specific decisions of the RMC and the Asset and Liability Committee (the “ALCO”).

Each Division has distinct responsibilities and covers specific types of risk. The GRCAD consists of:

·                  the Credit Risk Control Subdivision;

·                  the Analysis and Risk MIS Subdivision;

·                  the Capital Reporting Subdivision; and

·                  the Model Validation Unit,

whereas the GMORMD consists of:

·                  the Market and Liquidity Risk Management Subdivision;

·                  the Counterparty Risk Management Subdivision; and

·                  the Operational Risk Management Subdivision.

Both Divisions report to the Assistant General Manager for Group Risk Management. During 2013, the Senior Executive Committee decided to reform the architecture of the management level risk committees of the Bank, by providing its approval for the establishment (at Group level) of the Risk Management Council, the New Product Committee and the Compliance & Reputational Risk Committee.

Notes to the Financial Statements

Group and Bank

4.1.3           Asset and liability management

The asset/liability and risk management policy is designed to structure the balance sheet in order to control exposure to liquidity, interest rate and exchange rate risks, as well as to enable the Group to take advantage of market opportunities which may contribute to its profitability.

Although the asset and liability management policies of the Bank and the other subsidiaries in the Group are currently planned and implemented separately, the Bank’s ALCO sets the general guidelines for asset and liability management. ALCO determines the Bank’s strategy and policy as to matters relating to the structuring and management of assets and liabilities taking into account the current market conditions and the risk limits set by the Bank. The Bank’s ALCO meets at least once a month and is comprised of the Deputies Chief Executive Officers (CEOs) and the General Managers of the Bank involved in the asset allocation and risk management functions. Day-to-day asset and liability management is delegated to the Treasury, which is divided into several operating units. The subsidiaries of the Group follow asset and liability management policies similar to those of the Bank.

4.1.4           Internal audit

Internal audit in the NBG Group has the objective of conducting assurance and consulting activities designed to add value and improve operations.

4.1.5           Management of specific risk

The Group risk management processes distinguish among the following kinds of specific risks: credit risk, market risk, liquidity risk, and insurance risk, as discussed in the section below.

4.2                     Credit risk

Credit risk is the risk of financial loss relating to the failure of a borrower to honour its contractual obligations. It arises in lending activities as well as in various other activities where we are exposed to the risk of counterparty default, such as our trading, capital markets and settlement activities. The risk of counterparty default is the largest single risk we face. Our credit risk processes are conducted separately by the Bank and each of our subsidiaries. The credit risk procedures established by the subsidiaries are coordinated by the GRCAD.

4.2.1           Credit granting processes

The Group’s credit granting processes include:

·                  Credit-granting criteria based on the particular target market, the borrower or counterparty, as well as the purpose and structure of the credit and its source of repayment;

·                  Credit limits that aggregate in a comparable and meaningful manner different types of exposures, at various levels; and

·                  Clearly established procedures for approving new credits as well as the amendment, renewal and re-financing of existing credits.

The Group maintains on-going credit administration, measurement and monitoring processes, including in particular:

·                  Documented credit risk policies;

·                  Internal risk rating systems; and

·                  Information systems and analytical techniques that enable measurement of credit risk inherent in all relevant activities.

The Group’s internal controls that are implemented for the credit risk related processes include:

·                  Proper management of the credit-granting functions;

·                  Periodical and timely remedial actions on deteriorating credits; and

·                  Independent, ongoing assessment of the credit risk management processes by Internal Audit, covering in particular the credit risk systems/models employed by the Group.

4.2.2           Credit risk assessment, monitoring and internal ratings

The credit risk process for the Bank is managed centrally by GRCAD, working closely with the credit unit and the  centralised underwriting units, responsible for the particular types of credit.

The Bank uses different credit risk rating models, according to the nature of credit portfolios, which are reviewed regularly and validated annually.  More specifically:

Notes to the Financial Statements

Group and Bank

Corporate Portfolio

NBG developed a corporate portfolio rating system which, following approval by the Bank of Greece, is used to quantify risk parameters, such as Probability of Default (“PD”), and supports the application of the Internal Ratings-Based Approach (IRB) for calculating capital requirements against credit risk.  The rules for rating customers (obligors) are set out in detail in the Corporate Credit Policy.  In brief, the ratings scale contains 22 grades, 19 of which correspond to borrowers who are not in default and 3 to borrowers who are in default.  Different exposures against the same borrower receive the same rating grade, regardless of the specificities of various forms of credit (e.g. type of facility, collateral provided, etc.).  The rating procedure is carried out at least annually and whenever new information or new financial data arise and may affect the risk undertaken.  The Bank uses four models to assess the creditworthiness of corporate obligors. All of these models, are hosted on the Risk Analyst™ (RA) platform, developed by Moody’s.  Corporate obligors are assessed via the following models:

1.         Corporate Rating Model (CRM): “Hybrid” rating model implemented via Risk Analyst platform (upgraded version of Moody’s Risk Advisor software) focusing on companies with full financial data.

2.         Expert judgement model: Used for Special case borrowers (such as newly established firms without financial data, construction consortiums, insurance companies, etc.) that cannot be rated by the CRM.

3.         Specialised Lending — Slotting Criteria Scorecards: Project and Object Finance credits.

4.        Limited Financials Scorecards: Applied to newly founded companies and smaller firms with limited financial data, which keep simplified B-class accounting ledgers.

All these models produce ordinal rankings of obligors (or credits, in the case of project and object finance) which are then mapped to a unique PD. Models are validated annually and calibrated, whenever necessary.

Retail Portfolio

The management of credit risk in the retail portfolio starts at the approval stage.  Approvals are fully centralized and every application is assessed using product based application scorecards.  These statistical models follow well-established international methodologies and are based on the Bank’s historical data.  Their predictive power is monitored systematically.

Furthermore, throughout the life of each credit, the payment behavior is monitored centrally on a regular basis, using statistically-developed scorecards.  Monthly reports about the quality of each retail loan book is provided by GRCAD for management review and corrective measures are proposed to mitigate and control credit risk, whenever necessary.

The mortgage portfolio in particular, is reviewed using more advanced methods since the Bank adopted the A- IRB approach in 2008 for estimating capital requirements against credit risk for mortgage exposures.  The Bank’s original PD model was developed in 2007 and re-calibrated in 2012; its use for capital reporting is approved by Bank of Greece (the Regulator).  Any non-defaulted exposure is rated using this PD model on a monthly basis and is classified in one of 10 pools with common risk attributes (Rating pools).  Each pool receives a different PD.  All defaulted exposures receive a PD of 100%.

An LGD model for mortgage loans was internally developed in 2010. The model is divided into two parts; the first part calculates the probability that a loan account will return to performing status (probability of curing) while the second measures the loss, which is calculated based on recovery cash inflows. The model takes into account loan maturity, product type, the borrower’s behaviour (e.g. whether there have been any delinquencies during the last 18 months of payment history) as well as maturity ratios.  The approach used to measure recoveries allows the Bank to extend its debt collection horizon to 15 years for mortgages.  Though seemingly long, recent analysis shows that, even during the current recession period, defaulted accounts before 2001 (i.e. more than 14 years back), continue to produce positive cash flows, increasing recovery ratios.  The LGD model was validated and calibrated in 2012 and was submitted to Bank of Greece.

As far as loans to SBL are concerned, the same basic principle of centralised assessment and monitoring is followed here too.  All credit applications are evaluated first, at inception, and then at least once a year and certainly, on credit limits renewal dates.  The assessment uses the SBL Model that generates a rating score, which in turn corresponds to a PD.  This model is used by the business units since the end of 2010 and was thoroughly revised in 2012 by the addition of an independent “behavioural score” variable.  A standard behavioural scorecard examines the customer’s behaviour in respect to all of his accounts, both credit and deposit ones, weighs a number of variables accordingly (e.g. delinquencies, limit usage, etc.) and generates automatically a score every month.  The addition of a behavioural score led to a significant increase in the predictive power of the SBL Model.

Loans and advances to SBL are, like corporate credits, secured by various types of eligible collateral aiming to mitigate credit risk.  Such collateral include pledges over business premises or residential real estate, post-dated checks, invoices and other receivables.  The LGD model measures the potential loss for the Bank in case an SBL borrower defaults.  The analysis is done on two levels: first, the model estimates the probability of the borrower returning to current status within a reasonable period of time. Then, the model estimates the loss that will be occurred if the loan agreement with the borrower is terminated.  The product of the two is LGD.  The model focuses on the repayment behaviour of the borrower, the existence or not of real estate assets pledged as collateral, on the existence of a Greek Government guarantee, as well as the total exposure amount.  As a result, every SBL obligor receives an accurate LGD estimate.

Finally, the Group’s subsidiaries use a combination of statistical and empirical models for the measurement, management and approval of credit risk for both corporate and retail portfolio, similarly to NBG.  GRCAD is responsible for the development, validation and calibration of the abovementioned models on an annual basis.

Notes to the Financial Statements

Group and Bank

4.2.3           Concentration risk management

The Bank manages the extension of credit, controls its exposure to credit risk and ensures its regulatory compliance based on an internal limits system.  The GRCAD is responsible for limits setting, limits monitoring and regulatory compliance.

The fundamental instruments for controlling Corporate Portfolio concentration are Obligor Limits, which reflect the maximum permitted level of exposure for a specific Obligor, given its Risk Rating.  Obligor Limits are subject to Risk Management Council approval on an annual basis.  Any risk exposure in excess of the authorized internal Obligor Limits must be approved by a higher level Credit Approving Body, based on the Credit Approval Authorities as presented in the Corporate Credit Policy document.

Credit risk concentration arising from a large exposure to a counterparty or group of connected clients whose probability of default depends on common factors, is monitored through the Large Exposures and Large Debtors framework.

Finally, within the Internal Capital Adequacy Assessment Process (ICAAP), the Bank has adopted a methodology to measure the risk arising from concentration to economic sectors (sectoral concentration) and to individual companies (name concentration).  Additional capital requirements are calculated, if necessary, and Pillar 1 capital adequacy is adjusted to ultimately take into account such concentration risks.

4.2.4           Impairment and provisioning policy

The Bank has a comprehensive financial assets impairment provision and write off policy which also applies to all subsidiaries and establishes guidelines for the assessment process. The Group’s impairment and provisioning policy is described in Note 2.14. In addition, a Provision and Write off Committee has been established, which approves the amount of allowance for impairment on an individual basis for customers’ exposures individually assessed and on a collective basis for portfolios collectively assessed. Members of this committee are members of the Group’s senior management.

4.2.5           Maximum exposure to credit risk before collateral held or other credit enhancements

The following table represents a worst case scenario of credit risk exposure of the Group and the Bank at 31 December 2014 and 2013, without taking account of any collateral held or other credit enhancements attached.

For on-balance sheet assets, the exposures set out below are based on net carrying amounts as reported in the Statement of Financial Position:

Maximum exposure to credit risk before collateral and other credit enhancements

	Group		Bank
	31.12.2014	31.12.2013	31.12.2014	31.12.2013
Due from banks	3,324	2,847	3,790	3,478
Trading securities (see Note 19)	2,397	3,047	2,048	2,411
Derivative financial instruments	5,943	3,671	4,796	2,581
Loans and advances to customers	68,109	67,250	43,531	46,327
Investment securities (see Note 22)	16,342	16,968	11,786	13,337
Insurance related assets and receivables (see Note 28)	39	17	—	—
Other assets (see Note 29)	2,036	2,219	1,645	2,108
Credit commitments (see Note 37)*	7,305	6,268	4,365	4,198
Total	105,495	102,287	71,961	74,440

* Commitments to extend credit at 31 December 2014 include amount, which cannot be cancelled without certain conditions being met at any time and without notice, or for which automatic cancellation due to credit deterioration of the borrower is not allowed. Such commitments are used in the Risk Weighted Assets calculation for capital adequacy purposes under regulatory rules currently in force. The total commitments to extend credit at 31 December 2014 are €15,694 million (2013: €12,327 million)  and €6,417  million for the Bank (2013: €4,174 million)

4.2.6           Collateral and other credit enhancements

Counterparty risk

Counterparty risk for the Group is due to interbank secured and unsecured funding transactions and other derivative OTC transactions and it arises from the obligor’s failure to meet the contractual obligations. For the efficient management of counterparty risk, the Bank has established a framework of counterparty limits. The GMORMD is responsible for setting and monitoring these limits.

Counterparty limits are based on the credit rating of the financial institutions as well as the product type. The credit ratings are provided by internationally recognized rating agencies, in particular by Moody’s and Standard & Poor’s. According to the Bank’s policy, if the agencies diverge on the creditworthiness of a financial institution, the lowest credit rating is considered.

Notes to the Financial Statements

Group and Bank

Counterparty limits apply to all financial instruments in which the Treasury is active in the interbank market. The limits framework is annually revised according to the business needs of the Bank and the prevailing conditions in international and domestic financial markets. A similar limit structure for the management of counterparty risk is enforced across all of the Group’s subsidiaries.

The Group seeks to reduce counterparty risk by standardizing relationships with counterparties through International Swaps and Derivatives Association (“ISDA”) and Global Master Repurchase Agreement (“GMRA”) contracts, which encompass all necessary netting and margining clauses. Additionally, for almost all active counterparties that are financial institutions, Credit Support Annexes (“CSAs”) have been signed, so that net current exposures are managed through margin accounts on a daily basis, by exchanging cash or debt securities as collateral.

The Group avoids taking positions on derivative contracts where the values of the underlying assets are highly correlated with the credit quality of the counterparty (wrong-way-risk).

The estimation of counterparty exposure depends on the type of the financial product. In the case of money market placements the exposure is equal to the face amount of the transaction. In over-the-counter transactions, the exposure is calculated based on Credit Equivalent Factors, according to the relevant maturity of the transaction and its type.

Loans and advances to customers

The most common practice used by the Group to mitigate credit risk with respect to loans and advances to customers is receiving collateral.  The Group implements guidelines on the eligibility of specific types of collateral, as described in Corporate and Retail Credit Policy documents.  In the same documents, eligible types of collateral for regulatory purposes (funded and unfunded credit risk mitigation techniques), are also presented.

The principal collateral types for loans and advances to customers are:

·                  Mortgages over residential properties;

·                  Charges over business assets such as premises, ships, vehicles, inventory and accounts receivable;

·                  Pledges over financial instruments, such as debt securities and equities;

·                  Cash collateral;

·                  State, bank or personal guarantees; and

·                  Credit Derivatives

The Bank has internally developed a Collateral Management System in order to upgrade the control and monitoring of collaterals received as protection for both corporate and retail loans, as well as to fulfil the requirements arising from the “Basel II” regulatory framework.  The user of the system is able to retrieve information regarding collateral at different aggregation levels, to monitor all useful aspects of collateral in order to preserve adequate coverage as well as automatically calculate required haircuts on the collateral values.

Furthermore, the Collateral Management System is designed so as to provide information regarding exposure per guarantor in the case of credit guarantees.  The basic types of credit guarantees are:

Bank Guarantees

This guarantee is deemed an acceptable form of unfunded credit protection and takes the form of a Letter of Credit (L/C) or a Letter of Guarantee (L/G) from Financial Institutions, domestically and abroad.

State Guarantee

This guarantee is considered as equivalent to the pledge on a liquid asset only if it is direct, explicit, irrevocable and unconditional, hence no external factors could affect the substance of coverage.

Guarantee by ETEAN Fund (formerly known as TEMPME)

This guarantee is considered as equivalent to the pledge on a liquid asset if the decision of the ETEAN Fund does not include conditions and special clauses concerning factors beyond the Bank’s control.

Longer-term finance and lending to corporate entities are generally secured. Revolving credit facilities to individuals are generally unsecured. In addition, in order to mitigate the potential credit loss, the Group will seek additional collateral from the counterparty as soon as impairment indicators are noticed for the relevant individual loans and advances to customers. Debt securities, treasury and other eligible bills are generally unsecured.

Valuation of collateral

According to the Bank’s Credit Policy, the existence and value of collateral is closely monitored. The frequency and the objective of the appraisals are determined by the approval responsible parties and do not usually exceed an interval of two years. Real estate collateral valuations are coordinated by the Technical Services Department of Bank, which is independent from Retail and Corporate divisions. The valuations are performed by qualified and appropriately trained external appraisers, appointed by the Department. Regarding domestic retail Lending, all residential collaterals are revalued annually based on an independent published Greek property index (Propindex).

In addition, according to the Group impairment methodology, corporate business units that are responsible for the impairment assessment have to ensure that in cases where cash flows are expected from collateral liquidation, collateral value has to be based on a recent (within the current year) independent appraisal from a qualified appraiser, unless loan exposures are significantly lower than the collateral values.

Notes to the Financial Statements

Group and Bank

In all the following notes, the value of collateral reflects the fair value of the collateral.  When the value of the collateralised property exceeds the loan balance, the value of collateral is capped to the loan balance before allowance for impairment. A breakdown of collateral and guarantees received to mitigate credit risk exposure arising from loans and advances to customers is summarised as follows:

Breakdown of collateral and guarantees - Group

	31.12.2014					31.12.2013
	Value of collateral received					Value of collateral received
	Real estate collateral	Financial collateral	Other collateral	Total value of collateral	Guarantees received	Real estate collateral	Financial collateral	Other collateral	Total value of collateral	Guarantees received

Retail Lending	22,321	289	2,174	24,784	10,914	22,793	547	2,537	25,877	11,121
Corporate Lending	8,892	1,257	5,346	15,495	7,508	7,450	1,898	5,755	15,103	6,745
Public Sector Lending	82	4	368	454	39	56	19	524	599	21
Total	31,295	1,550	7,888	40,733	18,461	30,299	2,464	8,816	41,579	17,887

Breakdown of collateral and guarantees - Bank

	31.12.2014					31.12.2013
	Value of collateral received					Value of collateral received
	Real estate collateral	Financial collateral	Other collateral	Total value of collateral	Guarantees received	Real estate collateral	Financial collateral	Other collateral	Total value of collateral	Guarantees received
Retail Lending	17,540	77	1,557	19,174	10,914	18,174	159	1,769	20,102	11,121
Corporate Lending	4,695	688	3,062	8,445	7,402	4,389	1,238	2,734	8,361	6,611
Public Sector Lending	80	4	365	449	39	56	19	521	596	21
Total	22,315	769	4,984	28,068	18,355	22,619	1,416	5,024	29,059	17,753

Loan to Value (LTV) Ratio of Mortgage portfolio

Loan to Value Ratio is the relationship between the loan and the appraised value of the property held as collateral. A breakdown of mortgages by range of LTV is summarised as follows:

	Group		Bank
	31.12.2014	31.12.2013	31.12.2014	31.12.2013
Less than 50%	4,451	5,397	3,868	4,811
50%-70%	3,969	4,717	2,902	3,611
71%-80%	2,736	3,229	1,700	2,194
81%-90%	1,991	2,318	1,794	2,132
91%-100%	2,096	2,275	1,760	1,862
101%-120%	2,929	2,468	2,787	2,304
121%-150%	2,267	1,347	2,051	1,118
Greater than 150%	1,517	754	1,342	526
Total exposure	21,956	22,505	18,204	18,558
Average LTV	80.8%	74.7%	86.0%	74.5%

Notes to the Financial Statements

Group and Bank

4.2.7                     Loans and advances to customers

Credit quality of loans and advances to customers is summarised as follows:

Loans and advances to customers - Group

	Non impaired		Impaired			Allowance for impairment
As at 31 December 2014	Neither past due nor impaired (1)	Past due but not impaired	Individual	Collective	Total before allowance	Individual	Collective	Total Allowance for impairment	Total	Value of collateral

Retail Lending	24,531	4,564	649	12,738	42,482	(372)	(6,088)	(6,460)	36,022	24,783
Mortgages	13,102	2,558	153	6,143	21,956	(69)	(1,343)	(1,412)	20,544	20,047
Consumer loans	4,656	1,019	67	3,038	8,780	(34)	(2,347)	(2,381)	6,399	1,038
Credit cards	3,099	574	1	1,221	4,895	—	(959)	(959)	3,936	—
Small Business Lending	3,674	413	428	2,336	6,851	(269)	(1,439)	(1,708)	5,143	3,698
Corporate Lending	19,722	1,728	5,849	1,434	28,733	(3,459)	(592)	(4,051)	24,682	15,495
Large	13,714	755	3,054	571	18,094	(1,828)	(246)	(2,074)	16,020	8,725
SMEs	6,008	973	2,795	863	10,639	(1,631)	(346)	(1,977)	8,662	6,770
Public Sector Lending	7,373	5	82	8	7,468	(58)	(5)	(63)	7,405	452
Greece	7,145	5	82	8	7,240	(58)	(5)	(63)	7,177	449
Other countries	228	—	—	—	228	—	—	—	228	3
Total	51,626	6,297	6,580	14,180	78,683	(3,889)	(6,685)	(10,574)	68,109	40,730

Loans and advances to customers - Group

	Non impaired		Impaired			Allowance for impairment
As at 31 December 2013	Neither past due nor impaired (1)	Past due but not impaired	Individual	Collective	Total before allowance	Individual	Collective	Total Allowance for impairment	Total	Value of collateral

Retail Lending	23,927	4,326	555	14,381	43,189	(286)	(5,111)	(5,397)	37,792	25,875
Mortgages	13,000	2,451	154	6,900	22,505	(59)	(954)	(1,013)	21,492	20,989
Consumer loans	4,062	922	77	3,572	8,633	(33)	(2,188)	(2,221)	6,412	1,053
Credit cards	3,721	549	1	1,420	5,691	—	(934)	(934)	4,757	—
Small Business Lending	3,144	404	323	2,489	6,360	(194)	(1,035)	(1,229)	5,131	3,833
Corporate Lending	17,326	1,830	4,867	1,787	25,810	(2,928)	(449)	(3,377)	22,433	15,104
Large	11,736	724	2,380	640	15,480	(1,567)	(58)	(1,625)	13,855	8,152
SMEs	5,590	1,106	2,487	1,147	10,330	(1,361)	(391)	(1,752)	8,578	6,952
Public Sector Lending	6,910	18	141	35	7,104	(79)	—	(79)	7,025	600
Greece	6,662	16	139	35	6,852	(79)	—	(79)	6,773	600
Other countries	248	2	2	—	252	—	—	—	252	—
Total	48,163	6,174	5,563	16,203	76,103	(3,293)	(5,560)	(8,853)	67,250	41,579

(1)        Loans neither past due nor impaired include loans guaranteed by the Hellenic Republic

Credit quality of loans and advances to customers neither past due nor impaired — Group

The Group actively monitors the credit quality of its loan portfolio using several credit quality indicators. The days past due is the credit quality indicator most relevant to the loans in our Mortgage, Consumer and Credit Cards portfolio. In accordance with our policies, the number of days past due is the key factor the Group considers when determining the appropriate course of action. The credit quality indicators considered to be the most significant for Small Business Lending and Corporate Lending are the delinquency status and the credit rating. The ratings scale for Corporate Lending and Small Business customers corresponds to likelihood of default. Customers classified as “strong”  have very low likelihood of default (below 1%), those classified as “Satisfactory” have low to medium likelihood of default and those customers classified as “Watchlist” have higher likelihood of default.

As at 31 December 2014	Strong	Satisfactory risk	Watch list	Total neither past due nor impaired	Value of Collateral
Retail Lending	20,781	2,414	1,336	24,531	15,070
Mortgages	12,126	535	441	13,102	12,405
Consumer loans	4,388	97	171	4,656	614
Credit cards	3,084	—	15	3,099	—
Small Business Lending	1,183	1,782	709	3,674	2,051
Corporate Lending	6,185	11,752	1,785	19,722	9,902
Large	3,856	8,658	1,200	13,714	6,228
SMEs	2,329	3,094	585	6,008	3,674
Public Sector Lending	136	7,204	33	7,373	400
Greece	84	7,028	33	7,145	397
Other countries	52	176	—	228	3
Total	27,102	21,370	3,154	51,626	25,372

Notes to the Financial Statements

Group and Bank

Credit quality of loans and advances to customers neither past due nor impaired — Group

As at 31 December 2013	Strong	Satisfactory risk	Watch list	Total neither past due nor impaired	Value of Collateral
Retail Lending	21,713	1,684	530	23,927	14,946
Mortgages	13,000	—	—	13,000	12,298
Consumer loans	4,062	—	—	4,062	590
Credit cards	3,721	—	—	3,721	—
Small Business Lending	930	1,684	530	3,144	2,058
Corporate Lending	5,180	10,322	1,824	17,326	9,682
Large	3,334	7,453	949	11,736	5,842
SMEs	1,846	2,869	875	5,590	3,840
Public Sector Lending	80	6,821	9	6,910	509
Greece	48	6,605	9	6,662	509
Other countries	32	216	—	248	—
Total	26,973	18,827	2,363	48,163	25,137

Ageing analysis of loans and advances to customers past due but not impaired - Group

	Retail Lending				Corporate Lending		Public Sector lending		Total Past
As at 31 December 2014	Mortgages	Consumer loans	Credit cards	Small Business Lending	Large	SMEs	Greece	Other countries	due but not impaired

1-30 days	1,352	708	457	275	489	637	1	—	3,919
31-60 days	468	193	85	76	60	71	3	—	956
61-90 days	278	83	32	46	73	95	—	—	607
91-180 days	396	1	—	5	29	48	—	—	479
Past due over 180 days	64	34	—	11	104	122	1	—	336
Total	2,558	1,019	574	413	755	973	5	—	6,297
Fair value of collateral	2,348	160	—	244	577	736	2	—	4,067

Ageing analysis of loans and advances to customers past due but not impaired - Group

	Retail Lending				Corporate Lending		Public Sector lending		Total Past
As at 31 December 2013	Mortgages	Consumer loans	Credit cards	Small Business Lending	Large	SMEs	Greece	Other countries	due but not impaired

1-30 days	1,349	653	457	261	368	602	11	2	3,703
31-60 days	429	148	67	75	70	107	—	—	896
61-90 days	267	81	25	61	133	156	4	—	727
91-180 days	347	1	—	1	21	106	—	—	476
Past due over 180 days	59	39	—	6	132	135	1	—	372
Total	2,451	922	549	404	724	1,106	16	2	6,174
Fair value of collateral	2,213	122	—	251	504	702	14	—	3,806

Notes to the Financial Statements

Group and Bank

Impaired Loans

Impaired exposures are defined as follows

·                  loans that are individually impaired,

·                  loans that are collectively assessed for impairment with one of the following :

·                  loans for which interest, principal, or other amount relating to the loans is past due for more than

·                  90 days for all loans other than mortgages, and

·                  180 days for mortgages loans, and

·                  loans for which Management believes that there is objective evidence of impairment due to other factors

Restoration to unimpaired status

Impaired exposures can be restored to unimpaired status following objective evidence to justify the restoration. In general, exposures can return to unimpaired status when the situation of the customer has improved to the extent that full repayment, according to the original or when applicable the modified conditions, is likely to be made.

Ageing analysis of impaired loans and advances to customers net of allowance for impairment by product line- Group

	Retail Lending				Corporate Lending		Public Sector Lending
As at 31 December 2014	Mortgages	Consumer loans	Credit cards	Small Business Lending	Large	SMEs	Greece	Other countries	Total

Performing	880	212	45	24	533	164	—	—	1,858
1-30 days	167	45	33	146	348	216	10	—	965
31-60 days	111	30	16	11	57	28	—	—	253
61-90 days	85	19	8	7	19	44	—	—	182
91-180 days	160	30	50	75	15	69	—	—	399
Past due over 180 days	3,593	480	130	851	557	1,177	19	—	6,807
Total	4,996	816	282	1,114	1,529	1,698	29	—	10,464
Fair value of collateral	5,295	265	—	1,404	1,921	2,359	51	—	11,295

Ageing analysis of impaired loans and advances to customers net of allowance for impairment by product line- Group

	Retail Lending				Corporate Lending		Public Sector Lending
As at 31 December 2013	Mortgages	Consumer loans	Credit cards	Small Business Lending	Large	SMEs	Greece	Other countries	Total

Performing	1,134	342	171	320	410	302	78	—	2,757
1-30 days	541	172	87	105	177	251	1	—	1,334
31-60 days	324	80	42	41	16	50	—	—	553
61-90 days	212	41	17	37	125	85	—	—	517
91-180 days	304	129	57	203	53	151	3	—	900
Past due over 180 days	3,573	701	130	906	598	1,075	13	1	6,997
Total	6,088	1,465	504	1,612	1,379	1,914	95	1	13,058
Fair value of collateral	6,478	341	—	1,524	1,806	2,410	77	—	12,636

Movement in impaired loans and advances to customers by product line - Group

	Retail Lending				Corporate Lending		Public Sector Lending
As at 31 December 2013	Mortgages	Consumer loans	Credit cards	Small Business Lending	Large	SMEs	Greece	Other countries	Total
Gross balance as at 1.1.2013	5,688	3,374	1,204	2,693	2,291	2,055	6,982	—	24,287
Impaired loans acquired	94	24	2	412	338	407	—	—	1,277
New impaired Loans	1,754	753	743	74	833	1,545	4	2	5,708
Loans transferred to non-impaired	(401)	(229)	(2)	(210)	(72)	(47)	(6,790)	—	(7,751)
Repayment*	(63)	(119)	(178)	(119)	(195)	(273)	(2)	—	(949)
Write offs	(18)	(31)	(30)	(4)	(110)	(26)	(20)	—	(239)
Sale / disposal	—	(59)	(156)		(1)	(1)	—	—	(217)
Exchange differences	—	(64)	(162)	(34)	(64)	(26)	—	—	(350)
Gross balance as at 31.12.2013	7,054	3,649	1,421	2,812	3,020	3,634	174	2	21,766
Allowance for impairment	(966)	(2,184)	(917)	(1,200)	(1,641)	(1,720)	(79)	(1)	(8,708)
Net balance as at 31.12.2013	6,088	1,465	504	1,612	1,379	1,914	95	1	13,058

Notes to the Financial Statements

Group and Bank

Interest income from loans and advances to customers - Group

	31.12.2014			31.12.2013
	Interest income excl. unwinding	Unwinding of discount	Total interest income	Interest income excl. unwinding	Unwinding of discount	Total interest income
Retail Lending	2,530	191	2,721	2,833	239	3,072
Corporate Lending	1,620	112	1,732	1610	5	1,615
Public sector Lending	189	—	189	197	—	197
Total interest income	4,339	303	4,642	4,640	244	4,884

Loans and advances to customers - Bank

	Non impaired		Impaired			Allowance for impairment
As at 31 December 2014	Neither past due nor impaired (1)	Past due but not impaired	Individual	Collective	Total before allowance	Individual	Collective	Total Allowance for impairment	Total	Value of collateral

Retail Lending	13,466	2,628	347	11,542	27,983	(219)	(5,337)	(5,556)	22,427	19,174
Mortgages	10,105	2,028	—	6,071	18,204	—	(1,325)	(1,325)	16,879	16,538
Consumer loans	1,471	352	—	2,549	4,372	—	(1,993)	(1,993)	2,379	368
Credit cards	488	107	—	727	1,322	—	(671)	(671)	651	—
Small Business Lending	1,402	141	347	2,195	4,085	(219)	(1,348)	(1,567)	2,518	2,268
Corporate Lending	11,287	620	3,942	1,056	16,905	(2,617)	(504)	(3,121)	13,784	8,445
Large	8,851	272	2,144	508	11,775	(1,507)	(236)	(1,743)	10,032	5,345
SMEs	2,436	348	1,798	548	5,130	(1,110)	(268)	(1,378)	3,752	3,100
Public Sector Lending	7,290	3	82	8	7,383	(58)	(5)	(63)	7,320	449
Greece	7,145	3	82	8	7,238	(58)	(5)	(63)	7,175	449
Other countries	145	—	—	—	145	—	—	—	145	—
Total	32,043	3,251	4,371	12,606	52,271	(2,894)	(5,846)	(8,740)	43,531	28,068

Loans and advances to customers - Bank

	Non impaired		Impaired			Allowance for impairment
As at 31 December 2013	Neither past due nor impaired (1)	Past due but not impaired	Individual	Collective	Total before allowance	Individual	Collective	Total Allowance for impairment	Total	Value of collateral

Retail Lending	13,348	2,680	254	12,827	29,109	(155)	(4,384)	(4,539)	24,570	20,101
Mortgages	9,838	1,922	—	6,798	18,558	—	(933)	(933)	17,625	17,299
Consumer loans	1,493	385	—	3,003	4,881	—	(1,831)	(1,831)	3,050	392
Credit cards	584	134	—	678	1,396	—	(645)	(645)	751	—
Small Business Lending	1,433	239	254	2,348	4,274	(155)	(975)	(1,130)	3,144	2,410
Corporate Lending	12,028	977	3,159	1,182	17,346	(2,177)	(343)	(2,520)	14,826	8,362
Large	9,352	427	1,676	428	11,883	(1,295)	(35)	(1,330)	10,553	4,972
SMEs	2,676	550	1,483	754	5,463	(882)	(308)	(1,190)	4,273	3,390
Public Sector Lending	6,824	12	139	35	7,010	(79)	—	(79)	6,931	596
Greece	6,662	12	139	35	6,848	(79)	—	(79)	6,769	596
Other countries	162	—	—	—	162	—	—	—	162	—
Total	32,200	3,669	3,552	14,044	53,465	(2,411)	(4,727)	(7,138)	46,327	29,059

Notes to the Financial Statements

Group and Bank

(1)    Loans neither past due nor impaired include loans guaranteed by the Hellenic Republic

Credit quality of loans and advances to customers neither past due nor impaired — Bank

As at 31 December 2014	Strong	Satisfactory risk	Watch list	Total neither past due nor impaired	Value of Collateral
Retail Lending	11,573	820	1,073	13,466	10,568
Mortgages	9,672	—	433	10,105	9,557
Consumer loans	1,380	—	91	1,471	143
Credit cards	488	—	—	488	—
Small Business Lending	33	820	549	1,402	868
Corporate Lending	4,518	5,427	1,342	11,287	5,121
Large	3,751	4,129	971	8,851	3,794
SMEs	767	1,298	371	2,436	1,327
Public Sector lending	125	7,132	33	7,290	397
Greece	84	7,028	33	7,145	397
Other countries	41	104	—	145	—
Total	16,216	13,379	2,448	32,043	16,086

Credit quality of loans and advances to customers neither past due nor impaired — Bank

As at 31 December 2013	Strong	Satisfactory risk	Watch list	Total neither past due nor impaired	Value of Collateral
Retail Lending	12,096	794	458	13,348	10,348
Mortgages	9,838	—	—	9,838	9,304
Consumer loans	1,493	—	—	1,493	154
Credit cards	584	—	—	584	—
Small Business Lending	181	794	458	1,433	890
Corporate Lending	5,070	5,945	1,013	12,028	5,211
Large	4,167	4,572	613	9,352	3,601
SMEs	903	1,373	400	2,676	1,610
Public Sector lending	70	6,745	9	6,824	509
Greece	48	6,605	9	6,662	509
Other countries	22	140	—	162	—
Total	17,236	13,484	1,480	32,200	16,068

Ageing analysis of loans and advances to customers past due but not impaired - Bank

	Retail Lending				Corporate Lending		Public Sector Lending	Total Past
As at 31 December 2014	Mortgages	Consumer loans	Credit cards	Small Business Lending	Large	SMEs	Greece	due but not impaired

1-30 days	1,001	194	79	89	167	125	1	1,656
31-60 days	368	82	18	30	7	17	1	523
61-90 days	215	41	10	16	45	72	—	399
91-180 days	380	1	—	2	27	42	—	452
Past due over 180 days	64	34	—	4	26	92	1	221
Total	2,028	352	107	141	272	348	3	3,251
Fair value of collateral	1,918	51	—	96	195	401	2	2,663

Notes to the Financial Statements

Group and Bank

Ageing analysis of loans and advances to customers past due but not impaired - Bank

							Public
							Sector
	Retail Lending				Corporate Lending		Lending	Total Past
				Small				due but
		Consumer	Credit	Business				not
As at 31 December 2013	Mortgages	loans	cards	Lending	Large	SMEs	Greece	impaired

1-30 days	995	248	97	147	167	216	11	1,881
31-60 days	327	60	24	48	36	59		554
61-90 days	207	37	13	44	99	113		513
91-180 days	334	1			21	79		435
Past due over 180 days	59	39			104	83	1	286
Total	1,922	385	134	239	427	550	12	3,669
Fair value of collateral	1,765	23	—	136	267	318	11	2,520

Ageing analysis of impaired loans and advances to customers net of allowance for impairment by product line- Bank

	Retail Lending				Corporate Lending		Public Sector Lending
As at 31 December 2014	Mortgages	Consumer loans	Credit cards	Small Business Lending	Large	SMEs	Greece	Total

Performing	875	187	—	21	516	88	—	1,687
1-30 days	161	37	—	143	125	155	10	631
31-60 days	106	24	—	9	49	8	—	196
61-90 days	82	15	—	7	1	15	—	120
91-180 days	151	1	3	56	4	31	—	246
Past due over 180 days	3,479	387	79	796	284	682	19	5,726
Total	4,854	651	82	1,032	979	979	29	8,606
Fair value of collateral	5,064	174	—	1,305	1,357	1,372	51	9,323

	Retail Lending				Corporate Lending		Public Sector Lending
As at 31 December 2013	Mortgages	Consumer loans	Credit cards	Small Business Lending	Large	SMEs	Greece	Total

Performing	1,117	269	—	319	404	241	77	2,427
1-30 days	590	139	—	77	16	128	2	952
31-60 days	314	70	—	31	8	12	—	435
61-90 days	205	34	—	28	75	69	—	411
91-180 days	290	105	8	188	14	65	3	673
Past due over 180 days	3,394	575	37	853	264	553	13	5,689
Total	5,910	1,192	45	1,496	781	1,068	95	10,587
Fair value of collateral	6,230	215	—	1,384	1,104	1,462	76	10,471

Notes to the Financial Statements

Group and Bank

Movement in impaired loans and advances to customers by product line- Bank

	Retail Lending				Corporate Lending		Public Sector Lending
As at 31 December 2013	Mortgages	Consumer loans	Credit cards	Small Business Lending	Large	SMEs	Greece	Total
Gross balance as at 1.1.2013	5,463	2,749	636	2,060	1,375	1,401	6,982	20,666
Impaired loans acquired	94	24	1	413	336	344	—	1,212
New impaired loans	1,658	486	74	399	433	533	4	3,587
Transferred to non-impaired	(393)	(227)	—	(206)	(5)	—	(6,790)	(7,621)
Repayment*	(13)	(10)	(23)	(64)	(8)	(21)	(2)	(141)
Write offs	(11)	(19)	(10)		(26)	(20)	(20)	(106)
Exchange differences	—	—	—	—	(1)	—	—	(1)
Gross balance as at 31.12.2013	6,798	3,003	678	2,602	2,104	2,237	174	17,596
Impairment allowance	(888)	(1,811)	(633)	(1,106)	(1,323)	(1,169)	(79)	(7,009)
Net balance as at 31.12.2013	5,910	1,192	45	1,496	781	1,068	95	10,587

* Relates to impaired exposures at the beginning of the year

Interest income from loans and advances to customers - Bank

	31.12.2014			31.12.2013
	Interest income excl. unwinding	Unwinding of discount	Total interest income	Interest income excl. unwinding	Unwinding of discount	Total interest income
Retail lending	708	190	898	796	201	997
Corporate Lending	902	75	977	949	21	970
Public sector Lending	187	—	187	193	—	193
Total interest income	1,797	265	2,062	1,938	222	2,160

Forbearance

Forbearance measures occur in situations in which the borrower is considered to be unable to meet the terms and conditions of the contract due to financial difficulties. Taking into consideration these difficulties, the Bank decides to modify the terms and conditions of the contract to provide the borrower the ability to service the debt or refinance the contract, either totally or partially.

Forbearance programs applied in the Retail portfolio (mortgages, consumer loans, credit cards, SBL) mainly comprise of extension of the loan term combined with a reduction of the installment either through fractional payment scheme, whereby the customer pays a proportion, ranging from 10% to 70%, of the installment due for the first years of the forbearance, or through an interest only payment period of a maximum of 24 months. Those programs also offer a reduction of the off balance sheet interest accounted for.

For Corporate loans, the types of forbearance measures usually include a mix of a new amortization schedule tailored to current conditions and the borrower’s projected cash flows, an extension of the tenor, depending on the borrower and its needs, as well as a shift from short-term to long-term financing.

The Bank’s Credit Policy for both Retail and Corporate portfolios provides clear instructions and guidelines regarding the full range of forbearance products offered to customers, the requirements to be filled for the participation in the said product, the handling and monitoring of restructured loans after approval and until the stage of termination of the loan contract. The approval rights of every credit division are also described by the Bank’s Credit Policy documents.

Forborne loans are separately managed and monitored by Management. For example, re-default trends are closely monitored and analyzed in order to identify their drivers. In certain cases, monitoring and assessment of the payment history of modified loans can lead to a modification of the forbearance policy.

A forborne loan that is impaired is considered cured when delays are less than 30 days for 12 consecutive months after forbearance has occurred. Whenever, during this period, a breach of the terms of the forbearance program occurs, the curing period restarts and the loan is still considered as impaired.

For the purposes of impairment calculation not cured forborne loans are assessed as a separate group within each portfolio. The allowance for impairment on forborne loans is calculated based on a present value of expected future cash flows methodology, considering all available evidence at the time of the assessment. Typically, allowance for retail forborne loans and advances to customers

Notes to the Financial Statements

Group and Bank

is calculated using the average of yearly default frequencies of those specific products, while allowance for loan loss for forborne corporate loans is usually calculated on an individual basis because the forbearance is an impairment trigger for individual assessment. For corporate borrowers that do not satisfy the quantified criterion for individual assessment (that is, the individually non—significant borrowers), a collective allowance for loan loss is calculated using the probability of default corresponding to their internal credit rating.

Forbearance measures do not lead to derecognition unless changes to the original contractual terms, result in a substantially different loan i.e the loan is altered in a manner that the terms under the modified contract are substantially different from those under the original contract. Cases when modification leads to derecognition typically apply to an uncollateralised loan which becomes fully collateralized following terms modification. In those instances, the new asset would be recognised at its fair value and the difference between the carrying amount of the original assets and the fair value of the newly recognised asset, if any, is recognised immediately in the statement of comprehensive income.

During 2014, the management of the Bank revised its estimates regarding the triggers used to determine whether an exposure is forborne. More specifically, the Group as at December 31, 2014 applied new criteria in order to estimate if a customer is in financial difficulty or not, taking into consideration the credit quality indicators of its loans portfolio i.e. the delinquency status of its Mortgage, Consumer and Credit Cards portfolio and the delinquency status and the credit rating for Small Business Lending and Corporate Lending.

Furthermore, following the release of the Final Draft ITS on Forbearance and Non Performing Exposures the Group applies a common definition of forbearance for regulatory and IFRS reporting purposes. Thus the Group implemented as at 31 December 2014, a 2 year probation period from the date the forborne exposure was considered performing, before the exposure exits forborne status.

Based on the above, the Group redefined the forbearance perimeter.

The type of forbearance measures extended are summarized in the following table:

Forborne Loans and Advances to Customers by Type of Forbearance Measure

	Group	Bank
Forbearance measures:	31.12.2014	31.12.2014
Reduced payment schedule	3,704	3,368
Hybrid modifications	704	348
Term extension	915	815
Interest only schedule	425	409
Other type of forbearance measures	190	36
Total net amount	5,938	4,976

Credit Quality of Forborne Loans

	Group			Bank
	31.12.2014			31.12.2014
	Loans and advances to customers	Forborne loans	% of forborne loans	Loans and advances to customers	Forborne loans	% of forborne loans
Neither past due nor impaired	51,626	2,193	4%	32,043	1,637	5%
Past due but not impaired	6,297	830	13%	3,251	555	17%
Impaired	20,760	4,298	21%	16,977	3,933	23%
Total before allowance for impairment	78,683	7,321	9%	52,271	6,125	12%
Allowance for impairment- Individual	(3,889)	(715)	18%	(2,894)	(606)	21%
Allowance for impairment-Collective	(6,685)	(668)	10%	(5,846)	(543)	9%
Total	68,109	5,938	9%	43,531	4,976	11%
Collateral received	40,730	4,844	12%	28,068	4,390	16%

Impaired loans and advances to customers subject to forbearance measures include loans with delays less than 90 days (180 days for mortgages)

	31.12.2014
	Group	Bank
Mortgages	1,434	1,416
Consumer loans	306	277
Credit cards	109	—
Small Business Lending	247	239
Corporate Lending	879	572
Total	2,975	2,504

Notes to the Financial Statements

Group and Bank

Forborne Loans net of allowance for impairment by Product Line

	Group	Bank
	31.12.2014	31.12.2014
Retail Lending	4,473	3,996
Mortgages	3,002	2,936
Consumer loans	576	562
Credit cards	158	—
Small Business Lending	737	498
Corporate Lending	1,436	951
Large	799	601
SMEs	637	350
Public Sector Lending	29	29
Greece	29	29
Total net amount	5,938	4,976

Forborne Loans net of allowance for impairment by Geographical Region

	Group	Bank
	31.12.2014	31.12.2014
Greece	5,100	4,925
Turkey	281	—
SEE	222	51
Other countries	335	—
Total net amount	5,938	4,976

Forborne Loans and Advances to Customers by Type of Forbearance Measure

	Group	Bank
Forbearance measures:	31.12.2013	31.12.2013
Reduced payment schedule	3,666	3,389
Hybrid modifications	3,268	2,657
Term extension	564	425
Interest only schedule	455	447
Other type of forbearance measures	99	25
Total net amount	8,052	6,943

Credit Quality of Forborne Loans

	Group			Bank
	31.12.2013			31.12.2013
	Loans and advances to customers	Forborne loans	% of forborne loans	Loans and advances to customers	Forborne loans	% of forborne loans
Neither past due nor impaired	48,163	—	—	32,200	—	—
Past due but not impaired	6,174	—	—	3,669	—	—
Impaired	21,766	10,229	47%	17,596	8,948	51%
Total before allowance for impairment	76,103	10,229	13%	53,465	8,948	17%
Allowance for impairment- Individual	(3,293)	(954)	29%	(2,411)	(827)	34%
Allowance for impairment-Collective	(5,560)	(1,223)	22%	(4,727)	(1,178)	25%
Total	67,250	8,052	12%	46,327	6,943	15%
Collateral received	41,579	6,843	16%	29,059	6,191	21%
Impairment charge for credit losses	1,135	73	6%	691	52	8%

Impaired loans and advances to customers subject to forbearance measures include loans with delays less than 90 days (180 days for mortgages)

	31.12.2013
	Group	Bank
Mortgages	2,643	2,598
Consumer loans	727	634
Credit cards	319	—
Small Business Lending	540	489
Corporate Lending	1,504	1,131
Total	5,733	4,852

Notes to the Financial Statements

Group and Bank

Movement in Forborne Loans net of allowance for impairment

	Group	Bank
	31.12.2013	31.12.2013
Opening balances	5,863	5,103
Loans acquired	282	273
New forborne assets	2,968	1,971
Interest income	182	179
Repayments	(456)	(97)
Exposures that exited forbearance status	(531)	(381)
Write - offs	(60)	(53)
Impairment charge for credit losses	(73)	(52)
Exchange differences	(123)	—
Closing balance	8,052	6,943

Forborne Loans net of allowance for impairment by Product Line

	Group	Bank
	31.12.2013	31.12.2013
Retail Lending	6,202	5,669
Mortgages	3,974	3,918
Consumer loans	1,040	938
Credit cards	315	—
Small Business Lending	873	813
Corporate Lending	1,767	1,191
Large	915	638
SMEs	852	553
Public Sector Lending	83	83
Greece	83	83
Total net amount	8,052	6,943

Forborne Loans net of allowance for impairment by Geographical Region

	Group	Bank
	31.12.2013	31.12.2013
Greece	7,067	6,891
Turkey	608	—
SEE	375	52
Other countries	2	—
Total net amount	8,052	6,943

Repossessed collateral

As at 31 December 2014, repossessed collateral amounted to € 261 million (2013: €270 million). The corresponding figures for the Bank are €89 million at 31 December 2014 (2013: €105 million).

During 2014, the Group obtained assets by taking possession of collateral held as security of €22 million (2013: €50 million). The corresponding figures for the Bank are €1 million at 31 December 2014 (2013: €30 million).

Almost all repossessed assets relate to properties. Repossessed properties are sold as soon as practicable. Repossessed assets are classified in the Statement of Financial Position within other assets, except for those properties that are held for capital appreciation or rental income, which are classified within Investment Property.

Notes to the Financial Statements

Group and Bank

4.2.8           Credit risk concentration of loans and advances to customers and credit commitments

The geographical and industry sector concentration of the Group’s and Bank’s loans and advances to customers and credit commitments is summarised in the following tables:

Loans and advances to customers, Impaired loans and allowance for impairment by Product Line, Industry and Geographical Region — Group

As at 31 December	Greece			Turkey			South East			Other countries			Total
2014	Gross	Impaired	Allowance	Gross	Impaired	Allowance	Gross	Impaired	Allowance	Gross	Impaired	Allowance	Gross	Impaired	Allowance

Retail Lending	28,067	11,937	(5,576)	11,124	922	(554)	3,020	432	(275)	271	96	(55)	42,482	13,387	(6,460)
Mortgages	18,220	6,084	(1,325)	2,094	12	(3)	1,524	165	(71)	118	35	(13)	21,956	6,296	(1,412)
Consumer loans	4,365	2,549	(1,993)	3,053	247	(176)	1,278	256	(125)	84	53	(87)	8,780	3,105	(2,381)
Credit cards	1,322	728	(671)	3,408	489	(270)	158	1	(70)	7	4	52	4,895	1,222	(959)
Small Business Lending	4,160	2,576	(1,587)	2,569	174	(105)	60	10	(9)	62	4	(7)	6,851	2,764	(1,708)
Corporate Lending	16,263	4,990	(3,058)	8,068	596	(190)	3,087	1,253	(562)	1,315	444	(241)	28,733	7,283	(4,051)
Industry & mining	3,733	1,070	(719)	1,365	106	(41)	345	156	(82)	202	34	(15)	5,645	1,366	(857)
Small scale industry	668	372	(213)	1,158	60	(41)	178	110	(66)	231	39	(20)	2,235	581	(340)
Trade and services (excl. tourism)	4,794	1,764	(1,176)	1,064	132	(42)	813	384	(144)	269	144	(75)	6,940	2,424	(1,437)
Construction and real estate development	979	513	(361)	609	64	(18)	723	372	(131)	351	173	(34)	2,662	1,122	(544)
Energy	1,167	43	(23)	78	2	—	105	13	(10)	47	2	(1)	1,397	60	(34)
Tourism	658	301	(146)	83	22	(1)	75	33	(13)	54	17	(7)	870	373	(167)
Shipping	2,262	363	(226)	125	64	(6)	3	8	(6)	15	7	(6)	2,405	442	(244)
Transportation and telecommunications	280	76	(69)	224	19	(2)	140	38	(13)	36	6	(4)	680	139	(88)
Other	1,722	488	(125)	3,362	127	(39)	705	139	(97)	110	22	(79)	5,899	776	(340)
Public Sector	7,340	90	(63)	58	—	—	56	—	—	14	—	—	7,468	90	(63)
Greece	7,238	90	(63)	—	—	—	—	—	—	—	—	—	7,238	90	(63)
Other countries	102	—	—	58	—	—	56	—	—	14	—	—	230	—	—
Total	51,670	17,017	(8,697)	19,250	1,518	(744)	6,163	1,685	(837)	1,600	540	(296)	78,683	20,760	(10,574)

Loans and advances to customers, Impaired loans and allowance for impairment by Product Line, Industry and Geographical Region — Group

As at 31 December	Greece			Turkey			South East			Other countries			Total
2013	Gross	Impaired	Allowance	Gross	Impaired	Allowance	Gross	Impaired	Allowance	Gross	Impaired	Allowance	Gross	Impaired	Allowance

Retail Lending	29,203	13,114	(4,549)	10,715	1,152	(528)	3,019	562	(263)	252	108	(57)	43,189	14,936	(5,397)
Mortgages	18,575	6,800	(933)	2,256	12	(6)	1,552	199	(65)	122	43	(9)	22,505	7,054	(1,013)
Consumer loans	4,895	3,003	(1,831)	2,403	272	(183)	1,258	320	(165)	77	54	(42)	8,633	3,649	(2,221)
Credit cards	1,395	678	(644)	4,132	720	(270)	157	18	(16)	7	5	(4)	5,691	1,421	(934)
Small Business Lending	4,338	2,633	(1,141)	1,924	148	(69)	52	25	(17)	46	6	(2)	6,360	2,812	(1,229)
Corporate Lending	16,244	4,423	(2,482)	5,451	438	(141)	3,122	1,148	(509)	993	645	(245)	25,810	6,654	(3,377)
Industry & mining	3,812	1,050	(618)	939	121	(42)	487	171	(79)	129	55	(21)	5,367	1,397	(760)
Small scale industry	668	362	(171)	657	4	(6)	349	118	(58)	105	50	(24)	1,779	534	(259)
Trade and services (excl. tourism)	5,457	1,496	(820)	2,145	188	(36)	752	353	(141)	289	267	(116)	8,643	2,304	(1,113)
Construction and real estate development	1,074	351	(237)	704	34	(34)	870	279	(118)	324	222	(61)	2,972	886	(450)
Energy	1,419	27	(11)	268	—	—	104	13	(7)	40	1	(1)	1,831	41	(19)
Tourism	673	259	(111)	66	44	(7)	91	22	(12)	39	18	(8)	869	343	(138)
Shipping	1,968	435	(202)	11	10	(3)	16	15	(12)	—	—	—	1,995	460	(217)
Transportation and telecommunications	244	61	(28)	232	14	(3)	160	37	(15)	55	19	(4)	691	131	(50)
Other	929	382	(284)	429	23	(10)	293	140	(67)	12	13	(10)	1,663	558	(371)
Public Sector	6,966	174	(79)	51	—	—	85	2	—	2	—	—	7,104	176	(79)
Greece	6,852	174	(79)	—	—	—	—	—	—	—	—	—	6,852	174	(79)
Other countries	114	—	—	51	—	—	85	2	—	2	—	—	252	2	—
Total	52,413	17,711	(7,110)	16,217	1,590	(669)	6,226	1,712	(772)	1,247	753	(302)	76,103	21,766	(8,853)

Loans and advances to customers, impaired loans and allowance for impairment by Product Line, Industry and Geographical Region — Bank

Notes to the Financial Statements

Group and Bank

As at 31 December	Greece			Turkey			South East			Other countries			Total
2014	Gross	Impaired	Allowance	Gross	Impaired	Allowance	Gross	Impaired	Allowance	Gross	Impaired	Allowance	Gross	Impaired	Allowance

Retail Lending	27,965	11,888	(5,555)	—	—	—	—	—	—	18	1	(1)	27,983	11,889	(5,556)
Mortgages	18,204	6,071	(1,325)	—	—	—	—	—	—	—	—	—	18,204	6,071	(1,325)
Consumer loans	4,354	2,548	(1,992)	—	—	—	—	—	—	18	1	(1)	4,372	2,549	(1,993)
Credit cards	1,322	727	(671)	—	—	—	—	—	—	—	—	—	1,322	727	(671)
Small Business Lending	4,085	2,542	(1,567)	—	—	—	—	—	—	—	—	—	4,085	2,542	(1,567)
Corporate Lending	16,212	4,830	(3,065)	70	—	—	499	163	(52)	124	5	(4)	16,905	4,998	(3,121)
Industry & mining	3,606	1,070	(719)	—	—	—	79	2	(2)	37	1	(1)	3,722	1,073	(722)
Small scale industry	637	369	(213)	—	—	—	—	—	—	1	—	—	638	369	(213)
Trade and services (excl. tourism)	5,170	1,619	(1,092)	—	—	—	15	13	(6)	24	2	(2)	5,209	1,634	(1,100)
Construction and real estate development	936	504	(361)	—	—	—	193	137	(41)	38	—	—	1,167	641	(402)
Energy	1,160	42	(23)	66	—	—	9	—	—	4	—	—	1,239	42	(23)
Tourism	644	298	(146)	—	—	—	12	11	(3)	9	2	(1)	665	311	(150)
Shipping	2,262	363	(226)	—	—	—	—	—	—	—	—	—	2,262	363	(226)
Transportation and telecommunications	273	75	(69)	4	—	—	20	—	—	—	—	—	297	75	(69)
Other	1,524	490	(216)	—	—	—	171	—	—	11	—	—	1,706	490	(216)
Public Sector	7,342	90	(63)	—	—	—	41	—	—	—	—	—	7,383	90	(63)
Greece	7,238	90	(63)	—	—	—	—	—	—	—	—	—	7,238	90	(63)
Other countries	104	—	—	—	—	—	41	—	—	—	—	—	145	—	—
Total	51,519	16,808	(8,683)	70	—	—	540	163	(52)	142	6	(5)	52,271	16,977	(8,740)

Loans and advances to customers, impaired loans and allowance for impairment by Product Line, Industry and Geographical Region — Bank

As at 31 December	Greece			Turkey			South East			Other countries			Total
2013	Gross	Impaired	Allowance	Gross	Impaired	Allowance	Gross	Impaired	Allowance	Gross	Impaired	Allowance	Gross	Impaired	Allowance

Retail Lending	29,102	13,081	(4,538)	—	—	—	—	—	—	7	—	(1)	29,109	13,081	(4,539)
Mortgages	18,558	6,798	(933)	—	—	—	—	—	—	—	—	—	18,558	6,798	(933)
Consumer loans	4,874	3,003	(1,830)	—	—	—	—	—	—	7		(1)	4,881	3,003	(1,831)
Credit cards	1,396	678	(645)	—	—	—	—	—	—	—	—	—	1,396	678	(645)
Small Business Lending	4,274	2,602	(1,130)	—	—	—	—	—	—	—	—	—	4,274	2,602	(1,130)
Corporate Lending	16,732	4,165	(2,469)	85	—	—	275	117	(45)	254	59	(6)	17,346	4,341	(2,520)
Industry & mining	3,585	990	(601)	—	—	—	23	—	—	95	4	(4)	3,703	994	(605)
Small scale industry	661	362	(171)	—	—	—	—	—	—	1	—	—	662	362	(171)
Trade and services (excl. tourism)	6,373	1,337	(785)	6	—	—	25	13	(5)	80	55	(2)	6,484	1,405	(792)
Construction and real estate development	1,006	336	(287)	—	—	—	208	94	(37)	41	—	—	1,255	430	(324)
Energy	1,371	26	(11)	77	—	—	—	—	—	7	—	—	1,455	26	(11)
Tourism	662	253	(109)	—	—	—	12	10	(3)	—	—	—	674	263	(112)
Shipping	1,968	435	(202)	—	—	—	—	—	—	—	—	—	1,968	435	(202)
Transportation and telecommunications	241	61	(28)	—	—	—	7	—	—	29	—	—	277	61	(28)
Other	865	365	(275)	2	—	—	—	—	—	1	—	—	868	365	(275)
Public Sector	6,963	174	(79)	—	—	—	47	—	—	—	—	—	7,010	174	(79)
Greece	6,848	174	(79)	—	—	—	—	—	—	—	—	—	6,848	174	(79)
Other countries	115	—	—	—	—	—	47	—	—	—	—	—	162	—	—
Total	52,797	17,420	(7,086)	85	—	—	322	117	(45)	261	59	(7)	53,465	17,596	(7,138)

Notes to the Financial Statements

Group and Bank

4.2.9           Debt securities

The tables below present an analysis of debt securities, treasury bills and other eligible bills by rating agency designation at 31 December 2014 and 2013, based on the lower rating between Moody’s and S&P ratings expressed in Moody’s equivalent:

Ratings — Group

As at 31 December 2014	Trading securities	Designated as at fair value through profit or loss	Available for sale	Held to maturity	Loans-and- receivables	Total

Aaa	4	—	56	—	—	60
Aa1 to A3	128	—	440	56	9,131	9,755
Baa1 to Ba3	359	—	3,046	1,307	—	4,712
Lower than Ba3	1,899	—	820	190	1,255	4,164
Of which: Greek sovereign debt	1,800	—	670	73	963	3,506
Unrated	7	—	40	—	1	48
Total	2,397	—	4,402	1,553	10,387	18,739

As at 31 December 2013	Trading securities	Designated as at fair value through profit or loss	Available for sale	Held to maturity	Loans-and- receivables	Total

Aaa	4	—	25	—	—	29
Aa1 to A3	392	—	272	57	9,162	9,883
Baa1 to Ba3	443	—	2,932	981	34	4,390
Lower than Ba3	2,199	—	531	177	2,758	5,665
Of which: Greek sovereign debt	2,086	—	214	67	2,467	4,834
Unrated	9	—	16	22	1	48
Total	3,047	—	3,776	1,237	11,955	20,015

Ratings — Bank

As at 31 December 2014	Trading securities	Designated as at fair value through profit or loss	Available for sale	Held to maturity	Loans-and- receivables	Total

Aaa	4	—	—	—	—	4
Aa1 to A3	128	—	99	—	9,121	9,348
Baa1 to Ba3	13	—	134	750	—	897
Lower than Ba3	1,899	—	475	160	995	3,529
Of which: Greek sovereign debt	1,800	—	465	—	963	3,228
Unrated	4	—	—	51	1	56
Total	2,048	—	708	961	10,117	13,834

As at 31 December 2013	Trading securities	Designated as at fair value through profit or loss	Available for sale	Held to maturity	Loans-and- receivables	Total

Aaa	4	—	—	—	—	4
Aa1 to A3	220	—	65	—	9,153	9,438
Baa1 to Ba3	—	—	629	660	34	1,323
Lower than Ba3	2,179	—	81	169	2,473	4,902
Of which: Greek sovereign debt	2,086	—	52	—	2,467	4,605
Unrated	8	—	—	73	—	81
Total	2,411	—	775	902	11,660	15,748

Notes to the Financial Statements

Group and Bank

Cypriot treasury bills of €99 million held by our Cypriot subsidiary in the held-to-maturity portfolio at 31 December 2014 were not impaired and have been repaid in full in accordance with their contractual terms.

4.3                     Market risk

Market risk is the current or prospective risk to earnings and capital arising from adverse movements in interest rates, equity and commodity prices and exchange rates, and their levels of volatility. The Group engages in moderate trading activities in order to enhance profitability and service its clientele. These trading activities create market risk, which the Group seeks to identify, estimate, monitor and manage effectively through a framework of principles, measurement processes and a valid set of limits that apply to all of the Group’s transactions. The most significant types of market risk for the Group are interest rate, equity and foreign exchange risk.

Interest rate risk is the risk related to the potential loss on the Group’s portfolio due to adverse movements in interest rates.  A principal source of interest rate risk exposure arises from its trading and available-for-sale bond portfolios, as well as from the interest rate exchange traded and over-the-counter (OTC) derivative transactions.

More specifically, the Bank retains a portfolio of EFSF bonds, Greek T-Bills and government bonds and other EU sovereign debt, as well as moderate positions in Greek and international corporate bonds. Additionally, the Bank is active in the swap market and engages in vanilla and more sophisticated transactions for hedging and proprietary purposes and it maintains positions in bond and interest rate futures, mainly as a means of hedging and to a lesser extent for speculative purposes.

Another entity that is a significant contributor to market risk in the Group is Finansbank, through its trading and available-for-sale portfolios. Finansbank is mostly exposed to interest rate risk that arises from the positions it retains in Turkish government bonds, denominated mainly in TRY, USD and EUR and enters into swap transactions either for hedging the interest rate risk of its bond portfolio, or for proprietary trading.

Moreover, Finansbank draws liquidity in US dollars which are then converted into TRY through Cross Currency Interest Rate Swaps, in order to offer loans to its clientele. These Cross Currency Interest Rate Swaps also act as a hedge of the interest rate risk of Finansbank’s instalment loan portfolio.

Equity risk is the risk related to the potential loss due to adverse movements in the prices of stocks and equity indices. The Group holds a limited portfolio of stocks, the majority of which are traded on the Athens Exchange (the “ATHEX”) and retains positions in stock and equity index derivatives traded on the ATHEX, as well as, on international exchanges. The cash portfolio comprises of trading (i.e. short-term) and available-for-sale (i.e. long-term) positions. The portfolio of equity derivatives is used for proprietary trading, as well as, for the hedging of equity risk arising from the Group’s cash position and equity-linked products offered to its clientele.  In the same context and to a lesser extent, the Group enters into OTC equity derivative transactions for trading and hedging purposes.

Foreign exchange risk is the risk related to the potential loss due to adverse movements in foreign exchange rates. The Open Currency Position (“OCP”) of the Bank primarily arises from foreign exchange spot and forward transactions. The OCP is distinguished between Trading and Structural. The Structural OCP contains all of the Bank’s assets and liabilities in foreign currency (for example loans, deposits, etc.), along with the foreign exchange transactions performed by the Treasury Division.

Foreign exchange risk on a Group level is mainly attributed to the Turkish Lira exposure, due to the investment in Finansbank, whereas the foreign exchange risk undertaken by the rest of the subsidiaries is insignificant.

The Group trades in all major currencies, holding mainly short-term positions for trading purposes and for servicing its institutional/corporate, domestic and international clientele. According to the Bank’s policy, the OCP should remain within the limits set by the Treasury Division and the GMORMD at the end of each trading day. The same policy applies to all of the Group’s subsidiaries.

4.3.1                     Market risk on trading and available-for-sale portfolios - Value-at-Risk (“VaR”)

The Bank estimates the market risk of its trading and available-for-sale portfolios using the VaR methodology. This has been implemented through RiskWatch by Algorithmics (currently IBM). In particular, due to the linear nature of its portfolio, the Bank has adopted the variance-covariance (VCV) methodology, with a 99% confidence interval and a 1-day holding period. The VaR is calculated on a daily basis for the Bank’s trading and available-for-sale portfolios, along with the VaR per risk type (interest rate, equity and foreign exchange risk). The whole framework and the VaR calculations have been thoroughly examined and approved by the Bank of Greece, as well as by external consultants. Also, the Internal Audit assesses the effectiveness of the relevant internal controls on a regular basis.

The VaR estimates are used internally as a risk management tool, as well as for regulatory purposes. For internal use, the GMORMD calculates the VaR of the Bank’s trading and available-for-sale portfolios, on a daily basis, using the latest 75 exponentially weighted daily observations to construct the VCV matrices. The risk factors relevant to the financial products in the Bank’s portfolio are interest rates, equity indices, foreign exchange rates and commodity prices. Currently the number of risk factors involved in the VaR calculations is around 1,120. Additionally, the GMORMD calculates the VaR of the Bank’s portfolios by applying the Historical Simulation approach, for comparative purposes.

Notes to the Financial Statements

Group and Bank

The Bank has also established a framework of VaR limits in order to control and manage the risks to which it is exposed in a more efficient way. These limits have been determined by reference to worldwide best practices; they refer not only to specific types of market risk, such as interest rate, foreign exchange and equity risk, but also to the overall market risk of the Bank’s trading and available-for-sale portfolios.

The tables below present the Bank’s VaR (99%, 1-day) for the years ended on December 2014 and 2013 respectively:

2014 (in € 000)	Total VaR	Interest Rate Risk VaR	Equity Risk VaR	Foreign Exchange Risk VaR
31 December	32,354	30,484	2,345	342
Average (daily value)	8,751	7,444	1,932	472
Max (daily value)	32,780	30,790	3,268	1,273
Min (daily value)	3,395	2,516	1,198	105

2013 (in € 000)	Total VaR	Interest Rate Risk VaR	Equity Risk VaR	Foreign Exchange Risk VaR
31 December	5,094	3,690	2,110	1,087
Average (daily value)	6,986	5,361	2,232	1,874
Max (daily value)	13,201	11,305	4,730	3,429
Min (daily value)	3,296	2,488	1,383	822

The level of interest rate risk VaR mostly depends on the level and volatility of the underlying interest rates as well as on the positions of the portfolios.

During the first nine months of 2014, the Bank’s interest rate (IR) and total VAR had minor fluctuations, which are mostly attributed to the changes of the underlying interest rates and their volatilities. In the beginning of the fourth quarter, there was a sharp rise in the Greek Government bond yields that led a substantial increase of the respective volatilities and to higher VaR estimates for the Bank. Since then, the interest rates remained at almost the same level, the volatilities gradually decreased, resulting to lower IR and VaR estimates. However, near the end of the year, mainly due to political concerns, the spreads between the Greek and the German government bond yields suddenly widened, which in turn caused the IR and the total VaR to increase significantly.

On a Group level, Finansbank is the other main contributor of market risk, through its positions held in the trading and available for sale portfolios. In order to monitor and efficiently manage market risk, Finansbank calculates VaR on a daily basis for both its trading and available for sale portfolios, as well as the VaR per risk type (interest rate, equity and foreign exchange risk). These calculations are based on a 99% confidence interval and 1-day holding period. The engine used for all the calculations is the same as that of the Bank (i.e. RiskWatch).

Finansbank has also established a framework of VaR limits, similar to the one that the Bank has in place.

The tables below present Finansbank’s VaR (99%, 1-day) for the years ended 31 December 2014 and 2013 respectively:

2014 (in € 000)	Total VaR	Interest Rate Risk VaR	Equity Risk VaR	Foreign Exchange Risk VaR
31 December	14,267	13,419	10	1,172
Average (daily value)	11,373	11,237	89	1,060
Max (daily value)	20,335	20,058	475	3,394
Min (daily value)	5,945	5,898	—	68

2013 (in € 000)	Total VaR	Interest Rate Risk VaR	Equity Risk VaR	Foreign Exchange Risk VaR
31 December	16,563	16,495	327	43
Average (daily value)	16,746	16,687	175	442
Max (daily value)	35,079	35,306	521	2,385
Min (daily value)	5,612	5,735	13	24

The change in Finansbank’s Total VaR is mainly attributed to the change in the interest rate risk. During 2014, the Turkish interest rates and the respective volatilities gradually decreased, leading to lower VaR estimates. However, in December, due to concerns about the

Notes to the Financial Statements

Group and Bank

economic developments in Turkey, interest rates suddenly jumped, which resulted to significantly higher IR and Total VaR estimates for the subsidiary as compared to previous months.

Moreover, the Bank calculates the Group VaR on a daily basis, taking into account both its own portfolios and the respective portfolios of Finansbank. The tables below present the VaR on a Group level (99%, 1-day) for the years ended 31 December 2014 and 2013 respectively:

2014 (in € 000)	Total VaR	Interest Rate Risk VaR	Equity Risk VaR	Foreign Exchange Risk VaR
31 December	39,656	36,992	2,349	2,032
Average (daily value)	15,166	14,058	1,979	1,122
Max (daily value)	41,713	37,764	3,266	3,065
Min (daily value)	7,273	6,491	1,231	209

2013 (in € 000)	Total VaR	Interest Rate Risk VaR	Equity Risk VaR	Foreign Exchange Risk VaR
31 December	12,686	13,178	2,308	1,057
Average (daily value)	17,410	15,700	2,281	2,089
Max (daily value)	34,910	33,082	4,757	4,117
Min (daily value)	9,593	8,492	1,388	793

Back-testing

The Bank performs back-testing on a daily basis, in order to verify the predictive power of the VaR model. In accordance with the guidelines set out by the Bank of Greece, the calculations only refer to the Bank’s trading portfolio and involve the comparison of the hypothetical and actual daily gains/losses of the portfolio with the respective estimates of the VaR model used for regulatory purposes. The hypothetical gains/losses is the change in the value of the portfolio between days t and t+1, assuming that the portfolio remains the same between the two days. In the same context, the actual gains/losses is the change in the value of the portfolio between days t and t+1, including all the transactions that took place in day t+1, excluding fees, commissions and net interest income.

Any excess of the hypothetical / actual losses over the VaR estimate is reported to the Bank of Greece no later than within five business days. During 2014, there were three (3) cases in which the back-testing result exceeded the respective VaR calculation.

Finansbank also performs back-testing on a daily basis, following a procedure similar to the one that the Bank has established. During 2014, there were two (2) exceptions, in which the back-testing result exceeded the respective VaR calculation.

Stress Testing

The VaR model is based on certain theoretical assumptions, which do not fully capture the potential “tail events” in the markets.

To enhance the predictability of our VaR model and minimize the effect of the aforementioned limitations, we perform stress testing on a weekly basis. The aim of stress testing is to evaluate the gains or losses that may occur under extreme market conditions. Stress testing applies on both, trading and available-for-sale portfolios and the scenarios used have been approved by the relevant regulatory authorities. These scenarios are presented in the following tables:

Interest rate-related scenarios:

Scenario	Description	0-3 Months		3 Months- 5 Years		>5 Years
1	Parallel Curve Shift	+200	bp	+200	bp	+200	bp
2	Parallel Curve Shift	-200	bp	-200	bp	-200	bp
3	Steepening	0	bp	+100	bp	+200	bp
4	Flattening	+200	bp	+100	bp	0	bp

Stock market indices-related scenarios:

Scenario	Description
1	-30% for all indices

Foreign exchange rate-related scenarios:

Scenario	Description
1	€ depreciation by 30%

Notes to the Financial Statements

Group and Bank

Moreover, stress test analysis is performed by Finansbank on its trading and banking book, on a monthly basis. The scenarios refer to extreme movements of interest rates and foreign exchange prices and are based on the latest financial crises which have taken place in Turkey. These scenarios are presented in the following tables:

Interest rate-related scenarios:

a.              Trading Book

Description	Turkish Sovereign & Swap Curves in TRY		Sovereign Eurobond Curves in EUR & USD		Non Turkish Curves
June-December 2013 Crisis	0-6 Months 6 Months – 2 Years >2 Years	+250 bp +350 bp +300 bp	0-6 Months 6 Months – 5 Years >5Years	+80 bp +150 bp +200 bp	0	bp

Severe Parallel Shift	+400 bp			+200 bp	+200	bp

b.              Banking book

Description	Turkish Sovereign & Swap Curves in TRY		Sovereign Eurobond Curves in EUR & USD		Non Turkish Curves
Basel Scenario	+500	bp	+400	bp	+200	bp

Foreign exchange rate-related scenarios:

Description	Shock
TRY depreciation against FX	5%, 10%, 40%

4.3.2                     Limitation of the VAR model

The VaR model is based on certain theoretical assumptions, which under extreme market conditions might not capture the maximum loss the Bank may suffer. The restrictions of this methodology are summarized as follows:

·                  The use of volatilities and correlations as predictive measures for the behaviour of risk factors in the future might prove insufficient in periods of intense volatility in financial markets;

·                  The one-day holding period for VaR calculations (or ten days for regulatory purposes) implies that the Bank will be able to liquidate all its trading positions within time period. This assumption might underestimate market risk in periods of insufficient liquidity in financial markets;

·                  VaR refers to the plausible loss at a 99% confidence interval, without taking into account any losses beyond that level;

·                  All calculations are based on the Bank’s positions at the end of each business day, without taking into account the intra-day transactions or any realized losses that have been incurred;

·                  VaR estimates rely on small changes in the level of the relevant risk factors. For bigger movements (tail events), this metric might not fully capture the impact on the value of the portfolio; and

·                  Returns on individual risk factors are assumed to follow a normal distribution. If this assumption does not hold, the probability of extreme market movements could be underestimated.

4.3.3           Interest rate risk in the banking book

Interest rate risk in the banking book is the current or prospective risk to earnings (net interest income) and capital due to adverse movements in interest rates affecting the banking book positions. Exposure to interest rate risk in the banking book arises from re-pricing mismatches between assets and liabilities. The Group’s banking book consists mainly of loans and advances to customers, cash and balances with central banks, due from banks, securities classified as loans-and-receivables and held-to-maturity, due to customers, due to banks, debt securities in issue and other borrowed funds that are measured at amortised cost. The Group maintains adequate measurement, monitoring, and control functions for interest rate risk in the banking book, including:

·                  measurement systems of interest rate risk that capture all material sources of interest rate risk and that assess the effect of interest rate changes in ways that are consistent with the scope of the Group’s activities;

·                  measurement of vulnerability to loss under stressful market conditions;

·                  processes and information systems for measuring, monitoring, controlling, and reporting interest rate risk exposures in the banking book and

·                 a documented policy regarding the management of interest rate risk in the banking book.

Notes to the Financial Statements

Group and Bank

4.3.4                     Interest rate risk based on next re-pricing date

The Group’s interest rate risk relating to financial instruments based on next re-pricing date is summarised as follows:

Interest re-pricing dates - Group

As at 31 December 2014	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Non interest bearing	Total
Assets
Cash and balances with central banks	642	43	5	—	—	5,147	5,837
Due from banks	1,464	958	292	56	2	552	3,324
Financial assets at FV through profit or loss	391	908	789	192	118	10	2,408
Loans and advances to customers	30,197	8,249	9,507	8,228	8,683	3,245	68,109
Investment securities - Available-for-sale	1,183	518	664	867	1,086	457	4,775
Investment securities - Held-to-maturity	56	474	620	238	145	20	1,553
Investment securities — Loans-and-receivables	179	154	9,092	—	962	—	10,387
Insurance related assets and receivables	112	7	9	22	253	403	806
Other assets	7	—	—	4	—	2,130	2,141
Total	34,231	11,311	20,978	9,607	11,249	11,964	99,340

Liabilities
Due to banks	19,157	1,175	122	1,644	120	8	22,226
Due to customers	41,730	8,101	10,383	1,850	2	2,863	64,929
Debt securities in issue & other borrowed funds	231	1,247	1,759	1,923	764	67	5,991
Insurance related reserves and liabilities	18	16	71	322	608	1,497	2,532
Other liabilities	47	1	218	—	—	2,337	2,603
Total	61,183	10,540	12,553	5,739	1,494	6,772	98,281

Total interest sensitivity gap	(26,952)	771	8,425	3,868	9,755	5,192	1,059

Interest re-pricing dates - Group

As at 31 December 2013	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Non interest bearing	Total
Assets
Cash and balances with central banks	1,024	19	—	—	—	4,867	5,910
Due from banks	2,119	54	70	215	2	387	2,847
Financial assets at FV through profit or loss	905	1,109	626	226	180	41	3,087
Loans and advances to customers	32,371	7,335	8,209	7,674	7,553	4,108	67,250
Investment securities - Available-for-sale	564	920	562	814	916	509	4,285
Investment securities - Held-to-maturity	110	280	517	211	119	—	1,237
Investment securities — Loans-and-receivables	265	284	10,545	—	861	—	11,955
Insurance related assets and receivables	149	11	3	7	64	448	682
Other assets	3	1	2	5	—	2,296	2,307
Total	37,510	10,013	20,534	9,152	9,695	12,656	99,560

Liabilities
Due to banks	27,159	540	22	71	99	6	27,897
Due to customers	38,046	11,453	9,753	382	13	3,229	62,876
Debt securities in issue & other borrowed funds	446	480	1,841	1,001	26	12	3,806
Insurance related reserves and liabilities	204	16	65	257	466	1,396	2,404
Other liabilities	21	2	437	14	—	1,827	2,301
Total	65,876	12,491	12,118	1,725	604	6,470	99,284

Total interest sensitivity gap	(28,366)	(2,478)	8,416	7,427	9,091	6,186	276

Notes to the Financial Statements

Group and Bank

Interest re-pricing dates - Bank

As at 31 December 2014	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Non interest bearing	Total
Assets
Cash and balances with central banks	449	33	5	—	—	1,383	1,870
Due from banks	1,997	1,200	308	54	—	231	3,790
Financial assets at FV through profit or loss	363	895	676	78	36	1	2,049
Loans and advances to customers	22,419	4,836	3,529	3,131	6,726	2,890	43,531
Investment securities - Available-for-sale	117	185	18	378	10	70	778
Investment securities - Held-to-maturity	—	210	750	1	—	—	961
Investment securities — Loans-and-receivables	31	5	9,091	—	990	—	10,117
Other assets	—	—	—	—	—	1,640	1,640
Total	25,376	7,364	14,377	3,642	7,762	6,215	64,736

Liabilities
Due to banks	17,648	853	212	1,644	120	4	20,481
Due to customers	30,176	4,633	7,442	1,517	—	362	44,130
Debt securities in issue & other borrowed funds	20	23	31	1,618	18	33	1,743
Other liabilities	5	—	—	—	—	954	959
Total	47,849	5,509	7,685	4,779	138	1,353	67,313

Total interest sensitivity gap	(22,473)	1,855	6,692	(1,137)	7,624	4,862	(2,578)

Interest re-pricing dates - Bank

As at 31 December 2013	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Non interest bearing	Total
Assets
Cash and balances with central banks	589	6	—	—	—	1,600	2,195
Due from banks	2,892	61	115	211	—	199	3,478
Financial assets at FV through Profit or Loss	755	975	500	71	110	—	2,411
Loans and advances to customers	26,420	3,708	3,120	3,482	6,256	3,341	46,327
Investment securities - Available-for-sale	54	208	64	79	14	489	908
Investment securities - Held-to-maturity	113	126	663	—	—	—	902
Investment securities - Loans-and-receivables	109	144	10,545	—	861	1	11,660
Other assets	—	—	—	—	—	2,102	2,102
Total	30,932	5,228	15,007	3,843	7,241	7,732	69,983

Liabilities
Due to banks	25,181	631	486	71	99	5	26,473
Due to customers	29,610	7,333	6,875	142	12	1,318	45,290
Debt securities in issue & other borrowed funds	19	23	29	813	18	10	912
Other liabilities	1	—	250	—	—	1,779	2,030
Total	54,811	7,987	7,640	1,026	129	3,112	74,705

Total interest sensitivity gap	(23,879)	(2,759)	7,367	2,817	7,112	4,620	(4,722)

4.3.5                     Foreign exchange risk

The Group’s and the Bank’s exposure to foreign exchange risk, before taking into consideration the effect of hedging, is presented in the following tables. As described above, at the end of day OCP has to comply with the limits set by the Treasury Division and the GMORMD. Compliance is achieved by entering into appropriate offsetting positions. Consequently, the net exposure to each foreign currency is maintained at low levels and within the pre-approved limits.

The Group’s foreign exchange risk concentration as at 31 December 2014 and 2013 was as follows:

Notes to the Financial Statements

Group and Bank

Foreign exchange risk concentration - Group

As at 31 December 2014	EURO	USD	GBP	JPY	CHF	TL	Other	Total
Assets
Cash and balances with central banks	2,628	1,551	10	—	10	531	1,107	5,837
Due from banks	2,542	505	78	19	23	100	57	3,324
Financial assets at FV through Profit or Loss	2,146	35	8	—	—	16	203	2,408
Derivative financial instruments	4,593	127	12	10	106	1,093	2	5,943
Loans and advances to customers	45,686	4,556	143	8	1,166	14,535	2,015	68,109
Investment securities — Available-for-sale	2,258	461	84	—	—	1,376	596	4,775
Investment securities — Held-to-maturity	250	231	—	—	—	1,072	—	1,553
Investment securities — Loans-and-receivables	10,387	—	—	—	—	—	—	10,387
Investment property	890	—	—	—	—	—	22	912
Equity method investments	53	—	—	—	—	80	8	141
Goodwill, software & other intangibles	165	—	95	—	—	1,454	42	1,756
Property & equipment	1,423	—	55	—	—	526	105	2,109
Insurance related assets and receivables	838	6	—	—	—	—	4	848
Other assets	6,647	173	80	—	1	364	97	7,362
Total assets	80,506	7,645	565	37	1,306	21,147	4,258	115,464

As at 31 December 2014	EURO	USD	GBP	JPY	CHF	TL	Other	Total
Liabilities
Due to banks	19,947	1,089	18	—	66	1,050	56	22,226
Derivative financial instruments	5,355	391	37	2	8	464	1	6,258
Due to customers	44,475	6,301	279	2	74	9,526	4,272	64,929
Debt securities in issue & Other borrowed funds	2,676	2,213	7	—	—	995	100	5,991
Insurance related reserves and liabilities	2,521	6	—	—	—	—	5	2,532
Other liabilities	1,404	112	138	1	2	1,021	47	2,725
Retirement benefit obligations	284	—	—	—	—	45	8	337
Total liabilities	76,662	10,112	479	5	150	13,101	4,490	104,998

Net on balance sheet position	3,844	(2,467)	86	32	1,156	8,046	(232)	10,466

Foreign exchange risk concentration - Group

As at 31 December 2013	EURO	USD	GBP	JPY	CHF	TL	Other	Total
Assets
Cash and balances with central banks	3,354	1,071	141	—	11	300	1,033	5,910
Due from banks	2,216	417	93	18	29	3	71	2,847
Financial assets at FV through Profit or Loss	2,733	108	14	—	—	72	160	3,087
Derivative financial instruments	2,416	225	6	41	1	982	—	3,671
Loans and advances to customers	47,701	3,661	144	34	1,220	12,612	1,878	67,250
Investment securities - Available-for-sale	1,674	460	5	—	—	1,556	590	4,285
Investment securities - Held-to-maturity	253	128	—	—	—	856	—	1,237
Investment securities - Loans-and-receivables	11,955	—	—	—	—	—	—	11,955
Investment property	527	—	—	—	—	—	8	535
Equity method investments	53	—	—	—	—	81	9	143
Goodwill, software & other intangibles	198	—	81	—	—	1,383	47	1,709
Property & equipment	1,424	—	44	—	—	187	111	1,766
Insurance related assets and receivables	711	6	1	—	—	—	3	721
Other assets	5,287	63	67	2	—	305	90	5,814
Total assets	80,502	6,139	596	95	1,261	18,337	4,000	110,930

As at 31 December 2013	EURO	USD	GBP	JPY	CHF	TL	Other	Total
Liabilities
Due to banks	25,722	1,064	14	—	85	988	24	27,897
Derivative financial instruments	2,433	139	22	2	54	379	—	3,029
Due to customers	44,035	5,590	238	2	66	8,786	4,159	62,876
Debt securities in issue & Other borrowed funds	1,631	1,242	—	—	1	905	27	3,806
Insurance related reserves and liabilities	2,395	5	—	—	—	—	4	2,404
Other liabilities	1,191	286	124	3	—	864	46	2,514
Retirement benefit obligations	491	—	—	—	—	32	7	530
Total liabilities	77,898	8,326	398	7	206	11,954	4,267	103,056

Net on balance sheet position	2,604	(2,187)	198	88	1,055	6,383	(267)	7,874

Notes to the Financial Statements

Group and Bank

Foreign exchange risk concentration - Bank

As at 31 December 2014	EURO	USD	GBP	JPY	CHF	TL	Other	Total
Assets
Cash and balances with central banks	1,817	12	2	—	1	—	38	1,870
Due from banks	3,119	416	37	18	162	2	36	3,790
Financial assets at FV through Profit or Loss	1,975	2	—	—	—	—	72	2,049
Derivative financial instruments	4,578	93	7	10	106	—	2	4,796
Loans and advances to customers	40,378	2,122	139	2	842	—	48	43,531
Investment securities — Available-for-sale	663	33	81	—	—	—	1	778
Investment securities — Held-to-maturity	211	750	—	—	—	—	—	961
Investment securities — Loans-and-receivables	10,117	—	—	—	—	—	—	10,117
Investment in subsidiaries	7,300							7,300
Investment property	6	—	—	—	—	—	—	6
Equity method investments	10	—	—	—	—	—	—	10
Goodwill, software & other intangibles	119	—	—	—	—	—	—	119
Property & equipment	257	—	—	—	—	—	3	260
Other assets	6,207	154	1	—	—	—	(3)	6,359
Total assets	76,757	3,582	267	30	1,111	2	197	81,946

As at 31 December 2014	EURO	USD	GBP	JPY	CHF	TL	Other	Total
Liabilities
Due to banks	20,180	174	84	2	34	—	7	20,481
Derivative financial instruments	5,331	332	33	2	8	—	—	5,706
Due to customers	40,585	2,414	195	1	37	1	897	44,130
Debt securities in issue & Other borrowed funds	1,720	12	11	—	—	—	—	1,743
Other liabilities	941	13	2	1	—	—	6	963
Retirement benefit obligations	270	—	—	—	—	—	—	270
Total liabilities	69,027	2,945	325	6	79	1	910	73,293

Net on balance sheet position	7,730	637	(58)	24	1,032	1	(713)	8,653

Foreign exchange risk concentration - Bank

As at 31 December 2013	EURO	USD	GBP	JPY	CHF	TL	Other	Total
Assets
Cash and balances with central banks	2,033	12	133	—	1	—	16	2,195
Due from banks	2,847	305	62	13	205	1	45	3,478
Financial assets at FV through Profit or Loss	2,336	22	—	—	—	—	53	2,411
Derivative financial instruments	2,374	162	2	41	2	—	—	2,581
Loans and advances to customers	43,143	2,129	136	19	870	—	30	46,327
Investment securities - Available-for-sale	804	102	—	—	—	—	2	908
Investment securities - Held-to-maturity	242	660	—	—	—	—	—	902
Investment securities - Loans-and-receivables	11,660	—	—	—	—	—	—	11,660
Investments in subsidiaries	8,082	116	12	—	—	—	6	8,216
Equity method investments	7	—	—	—	—	—	—	7
Software & other intangible assets	111	—	—	—	—	—	—	111
Property & equipment	260	—	—	—	—	—	3	263
Other assets	5,095	41	—	2	—	—	—	5,138
Total assets	78,994	3,549	345	75	1,078	1	155	84,197

As at 31 December 2013	EURO	USD	GBP	JPY	CHF	TL	Other	Total
Liabilities
Due to banks	25,811	429	186	3	35	—	9	26,473
Derivative financial instruments	2,397	85	21	2	54	—	—	2,559
Due to customers	41,561	2,644	179	1	37	1	867	45,290
Debt securities in issue & Other borrowed funds	891	10	11	—	—	—	—	912
Other liabilities	1,851	234	2	3	—	—	3	2,093
Retirement benefit obligations	487	—	—	—	—	—	—	487
Total liabilities	72,998	3,402	399	9	126	1	879	77,814

Net on balance sheet position	5,996	147	(54)	66	952	—	(724)	6,383

Notes to the Financial Statements

Group and Bank

4.4                     Country risk

Country risk is the current or prospective risk to earnings and capital, caused by events in a particular country which are at least to some extent under the control of the government but definitely not under the control of a private enterprise or individual. The main categories of country risk consist of sovereign risk, convertibility risk and transfer risk. Sovereign risk stems from a foreign government’s lack of capacity and/or willingness to repay its debt or other obligations. Convertibility and transfer risk arise when a borrower is unable to convert funds from local to foreign currency in order to repay external obligations. Therefore, country risk refers to all cross border transactions, either with a central government, or with a financial institution, a corporate or a retail client.

The on and off balance sheet items which potentially entail country risk are the following:

·                  participation in the equity of the Group’s subsidiaries, which operate in other countries;

·                  interbank secured and unsecured placements and risk that arises from OTC transactions, with financial institutions which operate abroad;

·                  loans to corporations or financial institutions, positions in corporate bonds and project finance loans;

·                  funded and unfunded commercial transactions; and

·                  holdings in sovereign debt and the sale of protection through Credit Default Swaps, where the underlying reference entity is a sovereign.

In this context, the GMORMD monitors the country risk arising from the Bank’s operations on a daily basis, mainly focusing on Turkey, the countries of South East Europe, Cyprus, Egypt, Malta and South Africa, where the Group has presence.

4.5                     Liquidity risk

4.5.1           Liquidity risk management

Liquidity risk is defined as the current or prospective risk to earnings and capital arising from the institution’s inability to meet its liabilities when they come due without incurring unacceptable losses.

It reflects the potential mismatch between incoming and outgoing payments, taking into account unexpected delays in repayments (term liquidity risk) or unexpectedly high outflows (withdrawal/call risk). Liquidity risk involves both the risk of unexpected increases in the cost of funding of the portfolio of assets at appropriate maturities and rates, and the risk of being unable to liquidate a position in a timely manner on reasonable terms.

The Bank’s Senior Executive Committee has the responsibility to implement the liquidity risk strategy approved by the BRC and to develop the policies, methodologies and procedures for identifying, measuring, monitoring and controlling liquidity risk, consistent with the nature and complexity of the relevant activities. The Bank’s Senior Executive Committee is informed on a daily basis about current liquidity risk exposures ensuring that the Group’s liquidity risk profile stays within approved levels. In addition, Management receives a liquidity report on a daily basis, which presents a detailed analysis of the Group’s funding sources and counterbalancing capacity. Moreover, the ALCO monitors the gap in maturities between assets and liabilities as well as the Bank’s funding requirements based on various assumptions, including conditions that might have an adverse impact on the Bank’s ability to liquidate investments and trading positions and its ability to access the capital markets. On a long term perspective, the Group and the Bank also monitor their Loans-to-Deposits ratio, which as at 31 December 2014, stood at 94.7% and 83.4% respectively.

Since liquidity risk management seeks to ensure that the respective risk of the Group is measured properly and is maintained within acceptable levels and that, even under adverse conditions, the Group must has access to funds necessary to cover customer needs, maturing liabilities and other capital needs by maintaining the counterbalancing capacity. In addition to the Bank’s liquidity pool, Finansbank maintains a ratio of available funds through repurchase agreements (AFTR) over total deposits at a minimum level of 9%. As of 31 December 2014, AFTR stood at TRY 4.0 billion and the ratio was 9.8%. The same limit of 9% also applies to the rest of the subsidiaries.

4.5.2           Sources of liquidity

The Bank’s principal sources of liquidity are its deposit base, Eurosystem funding in the form of repurchase agreements with the ECB, repurchase agreements in the interbank market and long-term debt. As of 31 December 2014, ECB funding was collateralized mainly by EFSF bonds received from HFSF and notes issued by the Bank and guaranteed by the Hellenic Republic in the context of the Bank’s

Notes to the Financial Statements

Group and Bank

participation in the Hellenic Republic Bank Support Plan. As at 31 December 2014, funding from ECB amounted to EUR 14.2 billion and there was no funding from ELA.

However, due to the on going negotiation between the new Greek Government and the Institutions towards reaching a permanent agreement, in February 2015, the ECB lifted the waiver on the eligibility as collateral for ECB funding of the Greek government and government guaranteed bonds, until persuasive positive signs that the new Greek government will reach an agreement with the Institutions. As a consequence, the Bank was forced to reduce its funding from ECB and restart funding from ELA which as at 17 March 2015 amounted to €9.7 billion and €13.3 billion respectively. This constitutes an increase in Eurosystem exposure compared to the respective figure as of 31 December 2013 (€20.7 billion), caused mainly by the significant outflow of customer deposits since 1 January and up to 17 March 2015 of €4.2 billion and the non-renewal of repurchase agreements with other financial and non-financial institutions. Despite the increase of the Eurosystem exposure, the Bank retains a significant buffer of ELA eligible collateral, of €14.7 billion (cash value) as at 17 March 2015, of which currently €14.4 billion can only be used to increase ELA funding conditional on ECB approval.

Regarding the Group’s subsidiaries, Finansbank is mostly self-funded through customer deposits, repurchase agreements with the Central Bank of Turkey and funds borrowed through the capital markets. The rest of the subsidiaries are also mostly self-funded, except from Banca Romaneasca, which receives around €300 million from the Bank, through interbank transactions.

4.5.3           Financing under the Hellenic Republic Bank Support Plan

Under the government-guaranteed borrowings facility, the Bank participated in the second and third pillars of Law 3723/2008 “Hellenic Republic’s Bank Support Plan” as follows:

Pillar II

Description	Issue date	Maturity date	Nominal amount	Interest rate
Floating Rate Notes	2 May 2013	May 2016	4,500	Paid quarterly at a rate of three-month Euribor plus 1,200 bps
Floating Rate Notes	26 June 2013	June 2015	4,266	Paid quarterly at a rate of three-month Euribor plus 800 bps
Total			8,766

The Notes described above are held by the Bank and therefore, are not presented as liabilities on the Group’s and the Bank’s Statement of Financial Position. For more information on debt securities in issue and other borrowed funds see Note 33 and Note 34.

Subsequent to 2014, under the same Pillar the Bank issued the following notes:

Description	Issue date	Maturity date	Nominal amount	Interest rate
Floating Rate Notes	7 January 2015	April 2015	4,100	Paid quarterly at a rate of three-month Euribor plus 600 bps
Floating Rate Notes	23 January 2015	May 2015	1,900	Paid quarterly at a rate of one-month Euribor plus 600 bps
Total			6,000

Pillar III

On 6 August 2013, 16 September 2013 and 17 July 2014, the Bank received from Public Debt Management Agency, new three-year zero coupon special Greek Government bonds of €787 million, €60 million and €1,262 million, respectively, collateralized with customer loans. These bonds can only be used as collateral for financing and therefore are reflected in off-balance sheet items.

4.5.4           Contractual undiscounted cash flows

The contractual undiscounted cash outflows of the Group’s and the Bank’s non-derivative financial liabilities are presented in the tables below. Liquidity risk arising from derivatives is not considered significant.

Contractual undiscounted cash outflows - Group

As at 31 December 2014	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Total

Due to banks	19,174	1,084	97	1,788	144	22,287
Due to customers	44,437	8,202	10,594	2,057	6	65,296
Debt securities in issue & Other borrowed funds	188	582	2,165	3,598	113	6,646
Insurance related reserves and liabilities	37	66	358	741	1,330	2,532
Other liabilities	996	451	385	330	101	2,263
Total — on balance sheet	64,832	10,385	13,599	8,514	1,694	99,024
Credit commitments *	2,305	733	1,701	784	1,782	7,305

Notes to the Financial Statements

Group and Bank

Contractual undiscounted cash outflows - Group

As at 31 December 2013	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Total

Due to banks	27,129	294	68	341	108	27,940
Due to customers	41,073	11,043	10,527	649	19	63,311
Debt securities in issue & Other borrowed funds	453	311	1,294	2,007	81	4,146
Insurance related reserves and liabilities	235	67	372	623	1,107	2,404
Other liabilities	822	100	816	206	83	2,027
Total — on balance sheet	69,712	11,815	13,077	3,826	1,398	99,828
Credit commitments*	1,920	480	1,500	454	1,914	6,268

Contractual undiscounted cash outflow - Bank

As at 31 December 2014	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Total

Due to banks	17,663	759	184	1,788	143	20,537
Due to customers	30,457	4,617	7,557	1,610	—	44,241
Debt securities in issue & Other borrowed funds	—	1	70	1,781	155	2,007
Other liabilities	26	371	188	—	67	652
Total — on balance sheet	48,146	5,748	7,999	5,179	365	67,437
Credit commitments*	924	357	597	430	2,057	4,365

Contractual undiscounted cash outflow - Bank

As at 31 December 2013	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Total

Due to banks	25,188	385	495	341	107	26,516
Due to customers	30,871	6,978	7,477	158	14	45,498
Debt securities in issue & Other borrowed funds	—	1	36	932	157	1,126
Other liabilities	1,071	—	617	—	70	1,758
Total — on balance sheet	57,130	7,364	8,625	1,431	348	74,898
Credit commitments*	793	261	631	379	2,134	4,198

* Commitments to extend credit at 31 December 2014 include amount, which cannot be cancelled without certain conditions being met at any time and without notice, or for which automatic cancellation due to credit deterioration of the borrower is not allowed.Such commitments are used in the Risk Weighted Assets calculation for capital adequacy purposes under regulatory rules currently in force. The total commitments to extend credit at 31 December 2014 are €15,694 million (2013: €12,327 million)  and €6,417  million for the Bank (2013: €4,174 million)

Other liabilities mainly include accrued interest and commissions, payables to suppliers, amounts due to government agencies, taxes payable (other than income taxes), and accrued expense.

4.6                     Insurance risk

The insurance policies issued by the Group carry a degree of risk.  The risk under any insurance policy is the possibility of the insured event resulting in a claim.  By the very nature of an insurance policy, risk is based on fortuity and is therefore unpredictable.

The principal risk that the Group may face under its insurance policies are that the actual claims and benefit payments or the timing thereof, differ from expectations.  This could occur because the frequency or severity of claims is greater than estimated. Depending on the insurance product, this risk is influenced by macroeconomic changes, changes in customer behavior, changes in public health, pandemics and catastrophic events such as earthquakes, industrial disasters, fires, riots or terrorism.

The above risk exposure is mitigated by diversification across a large portfolio of insurance policies.  The variability of risks is also improved by the careful selection and implementation of the Group’s underwriting policy, reinsurance strategy and internal guidelines, within an overall risk management framework.  Pricing is based on assumptions and statistics and the Group’s empirical data, taking into consideration current trends and market conditions.

Reinsurance arrangements include proportional, optional facultative, excess of loss and catastrophe coverage.

Life insurance

Life insurance policies written by the Group include whole life, endowment, term assurance, term assurance with survival benefit, pension, unit-linked, rider benefits attached to insurance policies and mortgage endowments.

Notes to the Financial Statements

Group and Bank

Traditional Life insurance contracts

These policies insure events associated with insured persons’ life (for example, death or survival).  Guaranteed benefits paid on occurrence of the specified insurance event are either fixed or linked to the financial loss suffered by the policyholder.

The main risks that the Group is exposed to under Life insurance policies are the following:

·                  Mortality risk: risk of loss arising due to policyholder actual death experience being different than expected.

·                  Longevity risk: risk of loss arising due to the annuitant living longer than expected.

·                  Investment return risk: risk of loss arising from actual returns being different than expected.

·                  Expense risk: risk of loss arising from expense experience being different than expected.

·                  Lapse/Surrender risk: risk of loss arising due to policyholder behaviour (lapses and surrenders) being different than expected.

Key assumptions

Professional judgment is required in determining the liabilities and in the choice of assumptions.  Assumptions in use are based on past experience, current internal data, external market indices and benchmarks which reflect current observable market prices and other published information.

Life insurance policy estimates are initially made at inception of the policy, where the Group determines the key assumptions applicable to the type of life insurance policy, such as future deaths, voluntary terminations, investment returns and administration expenses. Subsequently, new estimates are developed at each reporting date to determine whether the liabilities are adequate in the light of the current experience.  The key assumptions to which the estimation of liabilities is particularly sensitive are as follows:

·                  Mortality: Assumptions are based on appropriate standard industry and national tables, according to the type of policy written, reflecting the recent historical experience of the Group and thus reflecting the best estimate for that year.  Assumptions are differentiated by sex.

·                  Investment return: Estimates for investment returns that affect the level of future benefits due to the policyholders are based on current market returns as well as expectations about future economic and financial developments.

·                  Expenses: Operating expenses assumptions reflect the projected costs of maintaining and servicing in-force policies. The current level of expenses is taken as an appropriate expense base, adjusted for expected expense inflation if appropriate.

·                  Lapse and surrender rates: Lapses relate to the termination of policies due to non-payment of premiums.  Surrenders relate to the voluntary termination of policies by policyholders.  Policy termination assumptions are determined using statistical measures based on the Group’s experience and vary by product type.

·                  Discount rate: The liability adequacy test is based on future Group cash inflows and outflows of insurance contracts. Future cash flows are discounted using investment yield curves at the end of the reporting period, taking into account company projected investment yields and the risk free curve.

·                  Rate that option to surrender is exercised at the beginning of retirement:  The percentage of insured in individual insurance programs which elect for a lump-sum benefit (surrender value) instead of a monthly pension benefit, which is estimated based on past experience.

Liability adequacy test

Life business comprises of the following three main categories depending on the nature of the cover:

i.                  Individual traditional policies (whole life, endowment, pure endowment, term, pension plans etc): The test was based on the projection of the future cash flows using current assumptions in terms of mortality, lapses, interest rate and expenses for the expected remaining term of insurance policies.  The aforementioned test resulted in additional reserves.

ii.               Unit-linked policies: Analysis considered both risks associated to parameters (mortality, lapses, interest rate, expenses) and risks associated to guaranteed return at the end of the policy terms.  Despite the increase in the value of the funds during the last year an additional liability was necessary to cover the guaranteed return to policyholders.

iii.            Pension beneficiaries that stem from Deposit Administration Funds (“DAF”): The process followed was similar to that of individual traditional policies.  The test produced a liability that exceeded reserves to cover longevity risk.

Sensitivity analysis

The sensitivity analysis set out below is calculated for those factors which are considered significant (discount rate and lapse rates) as regards the effect of their change in the recorded reserves.

The results of the sensitivity analysis refer to the liabilities which relate to the portfolio of individual traditional policies, to benefits to pensioners who previously held DAF policies as well as to the portfolio of Unit Linked policies.

Notes to the Financial Statements

Group and Bank

Sensitivity analysis

2014	Change in Assumptions	Impact on Insurance Liabilities
Discount Rate	+0,5%	(49)
	-0,5%	53
Lapse / Surrender Rates	Increase by +10%	(4)
	Decrease by -10%	4

2013	Change in Assumptions	Impact on Insurance Liabilities
Discount Rate	+0,5%	(41)
	-0,5%	45
Lapse / Surrender Rates	Increase by +10%	(1)
	Decrease by -10%	1

Riders on Life insurance contracts

Life insurance contracts may include personal accident and hospitalization riders, which protect the Group’s clients from the consequences of disability or hospital treatment due to an accident or illness of the insured or their dependants.

The main risks that the Group is exposed to under Life insurance policies are the following:

·                  Morbidity risk: risk of loss arising due to policyholder health experience being different than expected.

·                  Expense risk: risk of loss arising from expense experience being different than expected.

·                  Lapse/Surrender risk: risk of loss arising due to policyholder behaviour (lapses and surrenders) being different than expected.

Key assumptions

The key assumptions to which the estimation of liabilities is particularly sensitive are as follows:

·                  Morbidity rates: Rates of hospitalization, by age and type of coverage, derived from the historical experience.

·                  Disability: Disability percentages for life riders with benefits in the event of disability of the insured are based mainly on the corresponding rates of reinsurance contracts currently in force.

·                  Lapse and surrender rates: Lapses relate to the termination of policies due to non-payment of premiums.  Surrenders relate to the voluntary termination of policies by policyholders.  Policy termination assumptions are determined using statistical measures based on the Group’s experience and vary by product type.

·                  Discount rate: The liability adequacy test is based on future Group cash inflows and outflows of insurance contracts. Future cash flows are discounted using investment yield curves at the end of the reporting period, taking into account company projected investment yields and the risk free curve.

Liability adequacy test

Life business comprises of the following two main categories depending on the nature of the cover:

i.                 Hospitalisation riders: The test was based on current assumptions for discount rate, morbidity, medical claim inflation, lapses, expenses and annual premium increase.  The aforementioned test did not result in additional reserves.

ii.             Other riders: The test was based on current assumptions for discount rate, disability rates, lapses and expenses. The test resulted in additional reserves.

Sensitivity analysis

The sensitivity analysis set out below is calculated for those factors which are considered significant (discount rate, lapse rates and morbidity rates) as regards the effect of their change in the recorded reserves.

Notes to the Financial Statements

Group and Bank

Sensitivity analysis

2014	Change in Assumptions	Impact on Insurance Liabilities
Discount Rate	+0,5%	15
	-0,5%	(17)
Lapse / Surrender Rates	Increase by +10%	63
	Decrease by -10%	(78)
Morbidity Rates	Increase by +5%	69
	Decrease by -5%	(68)

2013	Change in Assumptions	Impact on Insurance Liabilities
Discount Rate	+0,5%	(14)
	-0,5%	16
Lapse / Surrender Rates	Increase by +10%	40
	Decrease by -10%	(54)
Morbidity Rates	Increase by +5%	76
	Decrease by -5%	(76)

Property and casualty insurance

The Group provides products that cover a large range of risks such as personal, commercial, industrial risks and other risks related to property damage and third party liability.

The above risk exposure is mitigated by diversification across a large portfolio of insurance policies.  The diversity of risks is also improved by careful selection and implementation of underwriting policy, reinsurance strategy and internal guidelines, within an overall risk management framework.  Pricing is based on past experience taking into consideration current trends and market conditions.

For specific risks arising from an unexpected number of claims or unusually large claims, an appropriate proactive policy is applied to all business units:

·                  Underwriting process:  The criteria for the acceptance of insurance risk are such that a geographical dispersion of risks and their diversification to different activity sectors are ensured.  Furthermore where necessary, policy limits and claim deductibles are applied in order to reduce the Group’s share of the risk.  In addition, in many cases insurance policies include exclusion clauses for risks whose probability of occurrence and financial consequences are difficult to estimate (such as general third party liability or environmental risks with discernable causing events).

·                  Claims handling:  The Group’s policy for claims handling is focused on the timely settlement of claims and the prevention of fraudulent cases being accepted by the Group.  This is achieved by appropriate information systems, reliable claim assessment procedures and qualified personnel with a high degree of ethical standing.

·                 Provisions for Outstanding Claims:  In addition to the claim-by-claim procedure, a number of statistical and actuarial techniques are employed for the estimation of the ultimate cost of claims incurred and the calculation of the corresponding reserves.  This process includes the calculation of the provision for claims that have not been reported to the Group until the valuation date.

·                  Reinsurance Policy:  The selection of the optimal reinsurance coverage varies depending on the nature of the risks involved, the Group’s solvency and its capacity to absorb losses arising from extreme events.  The structure of the reinsurance program ensures the protection against high frequency of claims, exceptional claims or concentration of claims.  The Group places particular emphasis on the coverage of catastrophic events, arising from natural perils, such as earthquakes by selecting reinsurance programs that cover events with a small probability of incurrence.

Liability adequacy test

For all lines of businesses a liability adequacy test is performed for the adequacy of the technical provisions. With regards to the motor line of business (the largest lines of business), historical data was examined on a per nature of claim basis, for each accident year after 2000 and the following methods were applied in order to estimate the ultimate cost for each accident year: cumulative payments, incurred claims, average claim cost projections and the Bornhuetter-Ferguson method of which the results were selected for the estimation of the total cost for each accident year.

Notes to the Financial Statements

Group and Bank

Claims development tables

The tables below present the development of the incurred claims cost for each accident year from 2008 to 2014.  In addition, the corresponding amounts of the cumulative actual claims payments are included, in order for there to be a distinction between actual payments and reserves.  Outstanding claims estimates for years prior to 2008 are presented for reconciliation reasons.  Note that for Motor TPL, where additional reserves, resulted from the LAT performed (for both IBNR claims and adverse future deviation of the case estimates for reported claims) are included in the estimates presented.

For the Fire business (the second largest property and casualty line of business after Motor), the total cost per year is the sum of the cumulative payments and the reserves per case (no additional reserves resulted from the LAT performed).

The Motor and Fire lines of business account for over 85% of the outstanding claim reserves balances.

Motor TPL claims development

	Reserves prior to 2008	Group
Accident year		2008	2009	2010	2011	2012	2013	2014	Total reserves
Accident year		113	136	200	140	82	64	61
One year later		107	138	192	138	83	63	—
Two years later		105	139	196	147	82	—	—
Three years later		100	139	199	145	—	—	—
Four years later		99	132	187	—	—	—	—
Five years later		93	123	—	—	—	—	—
Six years later		91	—	—	—	—	—	—
Current estimate of cumulative claims		91	123	187	145	82	63	61
Accident year		(33)	(39)	(60)	(34)	(21)	(16)	(12)
One year later		(53)	(65)	(87)	(58)	(33)	(24)	—
Two years later		(60)	(73)	(98)	(66)	(38)	—	—
Three years later		(66)	(81)	(108)	(75)	—	—	—
Four years later		(71)	(89)	(117)	—	—	—	—
Five years later		(75)	(95)	—	—	—	—	—
Six years later		(77)	—	—	—	—	—	—
Cumulative payments		(77)	(95)	(117)	(75)	(38)	(24)	(12)
Total outstanding claims reserve	58	14	28	70	70	44	39	49	372

Fire claims development

	Reserves prior to 2008	Group
Accident year		2008	2009	2010	2011	2012	2013	2014	Total reserves
Accident year		26	33	24	19	16	10	15
One year later		41	34	22	18	15	9	—
Two years later		41	35	22	17	14	—	—
Three years later		41	34	22	17	—	—	—
Four years later		38	33	21	—	—	—	—
Five years later		38	32	—	—	—	—	—
Six years later		38	—	—	—	—	—	—
Current estimate of cumulative claims		38	32	21	17	14	9	15
Accident year		(7)	(17)	(5)	(7)	(5)	(3)	(6)
One year later		(20)	(25)	(15)	(14)	(10)	(7)	—
Two years later		(27)	(29)	(18)	(15)	(10)	—	—
Three years later		(34)	(30)	(18)	(15)	—	—	—
Four years later		(36)	(30)	(19)	—	—	—	—
Five years later		(36)	(30)	—	—	—	—	—
Six years later		(36)	—	—	—	—	—	—
Cumulative payments		(36)	(30)	(19)	(15)	(10)	(7)	(6)
Total outstanding claims reserve	5	2	2	2	2	4	2	9	28

Notes to the Financial Statements

Group and Bank

4.7       Capital adequacy

Quantitative measures established by regulation to ensure capital adequacy require the Group and the Bank to maintain minimum amounts and ratios, determined on a risk-weighted basis, of capital (as defined) to assets, certain off-balance sheet items, and the notional credit equivalent arising from the total capital requirements against market risk. In June 2013, the European Parliament and the Council of Europe issued a new Directive 2013/36/EU and Regulation (EU) No 575/2013, (known as CRD IV), which incorporate the key amendments that have been proposed by the Basel Committee for Banking Supervision (known as Basel III). The new regulations have been directly applicable to all EU Member States since 1 January 2014, but some changes under CRD IV will be implemented gradually, mainly between 2014 and 2019.

CRD IV revised the definition of regulatory capital and its components at each level.

On 6 March 2014 BoG announced the results of the BlackRock stress-test exercise as extended by BoG, and BoG’s very conservative assessment of the pre-provision income of the draft restructuring plan. BoG assessed the 3.5 year’s capital requirements (using 30 June 2013 as relevant reference date) at €2,185 million, with the bulk stemming from an extremely pessimistic and loss-making stressed scenario for Finansbank. The Bank presented a capital plan to the Bank of Greece, describing the actions it intends to take to address the capital shortfall, within the timing and other constraints set in April 2014 by BoG. The Bank of Greece approved this plan on 11 April 2014. This capital plan included the completed share capital increase of €2,500 million (see Note 38) and certain capital actions amounting to €1,040 million.

The capital adequacy ratios for the Group and the Bank, according to the CRD IV transitional provisions in 2014, are presented in the table below:

	Group			Bank
	31.12.2014	31.12.2014(2)	31.12.2013	31.12.2014	31.12.2013
	Pro-forma(3)		Pro-forma(1)		Pro-forma(1)

Common Equity Tier 1	13.6%	13.5%	10.5%	21.1%	15.3%
Tier I	13.6%	13.5%	10.5%	21.4%	15.3%
Total	13.7%	13.6%	10.6%	21.8%	15.8%

(1) The 31.12.2013 figures have been calculated on a pro-forma basis in accordance with E.U. Regulation 575/2013.

(2) The 31.12.2014 figures have been calculated excluding year-end profits as per Article 26-2 of E.U. Regulation 575/2013.

(3) Pro-forma figures have been calculated including year-end profits.

On 23 July 2014, the European Commission announced the approval of the Bank’s restructuring plan (the “Restructuring Plan”) as submitted to the EC by the Ministry of Finance on 25 June 2014. This Restructuring Plan includes, inter alia, the sale of a minority stake in Finansbank, the sale of the Astir hotel complex, and the sale of 100% of NBGI (Private Equity).

Article 27A, issued on 17 October 2014 (Law 4303/2014, “DTC Law”) allows, under certain conditions, and from 2016 onwards Credit Institutions to convert DTAs arising from PSI losses and accumulated provisions for credit losses on loans existing at 31 December 2014 to a receivable (Tax Credit) from the Greek State. The main condition is the existence of an accounting loss of a respective year, starting from accounting year 2015 and onwards. The Tax Credit is offsettable against income taxes payable. The non-offset part of the Tax Credit is immediately recognized as a receivable from the Greek State. In such case the Bank will issue conversion rights for an amount of 110% of the Tax Credit receivable in favour of the Greek State and create a specific reserve for an equal amount. Common shareholders have pre-emption rights on these rights. The reserve will be capitalised with the issuance of common shares in favour of the Greek State. This new legislation allows Credit Institutions to treat such DTA as not “relying on future profitability” according to CRD IV, and as a result such DTA are not deducted from CET1, hence improving their capital position.

On 7 November 2014 the Bank convened an extraordinary General Shareholders Meeting which resolved upon the inclusion of the Bank in the DTC Law. In order for the Bank to exit the provisions of the DTC Law it requires regulatory approval and a General Shareholders meeting resolution.

As of 31 December 2014, the amount of DTA that was eligible for conversion to a receivable from the Greek State subject to the DTC Law was €3.3 billion.

As of 1 November 2014, all systemic Eurozone banks are under the direct supervision of the ECB (Single Supervision Mechanism — SSM). Before ECB assumed its supervisory responsibilities, NBG as all systemic European banks were subject to an EU-wide Comprehensive Assessment including an Asset Quality Review (AQR) and Stress Test with 31 December 2013 as the reference date, whose results were announced on 26 October 2014. The AQR and Baseline Stress Test required a minimum CET1 Ratio of 8% and the Adverse Stress Test a minimum CET1 Ratio of 5.5%.

Notes to the Financial Statements

Group and Bank

The Adverse Dynamic Balance Sheet stress test, which is based on NBG’s approved Restructuring Plan resulted in a CET1 ratio of 8.9%, and a capital surplus of €2.0 billion. In line with ECB’s guidelines, the Bank submitted on 7 November 2014 as a capital plan the above approved Adverse Dynamic Balance Sheet scenario and the result for the nine month period ended 30 September 2014, which result in a capital surplus of more than €2.0 billion and no further capital action is required.

4.8                     Fair values of financial assets and liabilities

a. Financial instruments not measured at fair value

The table below summarises the carrying amounts and the fair values of those financial assets and liabilities that are not presented on the Group’s and the Bank’s Statement of Financial Position at fair value and the fair value is materially different from the carrying amount.

Financial instruments not measured at fair value - Group

	Carrying amounts	Fair values
	31.12.2014	31.12.2014	Level 1	Level 2	Level 3

Financial Assets
Loans and advances to customers	68,067	67,050	—	—	67,050
Held-to-maturity investment securities	1,553	1,690	1,231	440	19
Loans-and-receivables investment securities	10,387	9,808	—	9,562	246

Financial Liabilities
Due to customers	64,913	64,895	26,860	38,035	—
Debt securities in issue	3,068	2,932	—	2,932	—
Other borrowed funds	2,051	2,048	—	2,048	—

	Carrying amounts	Fair values
	31.12.2013	31.12.2013	Level 1	Level 2	Level 3

Financial Assets
Loans and advances to customers	67,174	66,483	—	—	66,483
Held-to-maturity investment securities	1,237	1,270	812	433	25
Loans-and-receivables investment securities	11,955	11,507	—	11,239	268

Financial Liabilities
Due to customers	62,594	62,535	10,338	52,197	—
Debt securities in issue	1,389	1,377	—	1,377	—
Other borrowed funds	1,607	1,602	—	1,602	—

Financial instruments not measured at fair value - Bank

	Carrying amounts	Fair values
	31.12.2014	31.12.2014	Level 1	Level 2	Level 3

Financial Assets
Loans and advances to customers	43,531	42,535	—	—	42,535
Held-to-maturity investment securities	961	1,082	—	1,057	25
Loans-and-receivables investment securities	10,117	9,574	—	9,336	238

Financial Liabilities
Due to customers	44,114	44,094	22,366	21,728	—
Other borrowed funds	871	646	—	605	41

Notes to the Financial Statements

Group and Bank

	Carrying amounts	Fair values
	31.12.2013	31.12.2013	Level 1	Level 2	Level 3

Financial Assets
Loans and advances to customers	46,327	45,749	—	—	45,749
Held-to-maturity investment securities	902	965	—	935	31
Loans-and-receivables investment securities	11,660	11,183	—	10,915	268

Financial Liabilities
Due to customers	45,008	45,030	6,626	38,404	—
Other borrowed funds	102	43	—	—	43

The following methods and assumptions were used to estimate the fair values of the above financial instruments at 31 December 2014 and 31 December 2013:

The carrying amount of cash and balances with central banks, due from and due to banks as well as accrued interest, approximates their fair value.

Loans and advances to customers: The fair value of loans and advances to customers is estimated using discounted cash flow models. The discount rates are based on current market interest rates offered for instruments with similar terms to borrowers of similar credit quality.

Held-to-maturity investment securities and loans-and-receivables investment securities: The fair value of held-to-maturity and loans and receivables investment securities is estimated using market prices, or using discounted cash flow models based on current market interest rates offered for instruments with similar credit quality.

Due to customers: The fair value for demand deposits and deposits with no defined maturity is determined to be the amount payable on demand at the reporting date. The fair value for fixed-maturity deposits is estimated using discounted cash flow models based on rates currently offered for the relevant product types with similar remaining maturities.

Debt securities in issue: Fair value is estimated using market prices, or if such are not available, using a discounted cash flow analysis, based on current market rates of similar maturity debt securities.

Other borrowed funds: Fair value of other borrowed funds is estimated using market prices, or if such are not available, either based on the prices with which the issuers completed tender offers with respect to these or similar instruments, or discounted cash flow analysis based on the Group’s current incremental borrowing rates for similar types of borrowings arrangements.

b. Financial instruments measured at fair value

The tables below present the fair values of those financial assets and liabilities presented on the Group’s and the Bank’s Statement of Financial Position at fair value by fair value measurement level at 31 December 2014 and 31 December 2013:

Financial instruments measured at fair value - Group

				Total asset/
	Fair value measurement using			liability at
As at 31 December 2014	Level 1	Level 2	Level 3	Fair value
Assets
Financial assets at fair value through profit or loss	142	2,251	15	2,408
Derivative financial instruments	3	5,912	28	5,943
Loans and advances to customers designated as at fair value through profit or loss	—	—	42	42
Available-for-sale investment securities	2,651	2,022	50	4,723
Insurance related assets and receivables	266	291	11	568
Total	3,062	10,476	146	13,684

Liabilities
Due to customers designated as at fair value through profit or loss	—	16	—	16
Derivative financial instruments	1	6,256	1	6,258
Debt securities in issue designated as at fair value through profit or loss	—	872	—	872
Liabilities relating to unit-linked investment contracts	—	252	—	252
Other liabilities	4	—	—	4
Total	5	7,396	1	7,402

Notes to the Financial Statements

Group and Bank

				Total asset/
	Fair value measurement using			liability at
As at 31 December 2013	Level 1	Level 2	Level 3	Fair value
Assets
Financial assets at fair value through profit or loss	333	2,730	24	3,087
Derivative financial instruments	1	3,649	21	3,671
Loans and advances to customers designated as at fair value through profit or loss	—	—	76	76
Available-for-sale investment securities	2,463	1,710	46	4,219
Insurance related assets and receivables	301	70	11	382
Total	3,098	8,159	178	11,435

Liabilities
Due to customers designated as at fair value through profit or loss	—	282	—	282
Derivative financial instruments	4	3,023	2	3,029
Debt securities in issue designated as at fair value through profit or loss	—	810	—	810
Liabilities relating to unit-linked investment contracts	—	64	—	64
Other liabilities	2	250	—	252
Total	6	4,429	2	4,437

Financial instruments measured at fair value - Bank

				Total asset/
	Fair value measurement using			liability at
As at 31 December 2014	Level 1	Level 2	Level 3	Fair value
Assets
Financial assets at fair value through profit or loss	116	1,919	14	2,049
Derivative financial instruments	3	4,765	28	4,796
Available-for-sale investment securities	42	700	8	750
Total	161	7,384	50	7,595

Liabilities
Due to customers designated as at fair value through profit or loss	—	16	—	16
Derivative financial instruments	1	5,704	1	5,706
Debt securities in issue designated as at fair value through profit or loss	—	872	—	872
Total	1	6,592	1	6,594

				Total asset/
	Fair value measurement using			liability at
As at 31 December 2013	Level 1	Level 2	Level 3	Fair value
Assets
Financial assets at fair value through profit or loss	205	2,182	24	2,411
Derivative financial instruments	1	2,559	21	2,581
Available-for-sale investment securities	130	380	7	517
Total	336	5,121	52	5,509

Liabilities
Due to customers designated as at fair value through profit or loss	—	282	—	282
Derivative financial instruments	4	2,553	2	2,559
Debt securities in issue designated as at fair value through profit or loss	—	810	—	810
Other liabilities	—	250	—	250
Total	4	3,895	2	3,901

Notes to the Financial Statements

Group and Bank

Transfers from Level 1 to Level 2

No transfers of financial instruments from Level 1 to level 2 occurred in 2014 and 2013.

Level 3 financial instruments

Level 3 financial instruments at 31 December 2014 include:

(a)         Derivative products, which are valued using valuation techniques with significant unobservable inputs, including certain correlation products, such as correlation between various interest indices or correlation between various currencies. They also include products where implied volatility represents a significant input and derivatives for which the CVA is based on significant unobservable inputs and the amount of the CVA is significant relative to the total fair value of the derivative.

(b)         Securities at fair value through profit or loss and available-for-sale securities, which are price-based, and the price is obtained from the issuers of the securities.

(c)          Available-for-sale non-marketable equity securities, which are valued by independent evaluators based on inputs such as earnings forecasts, comparable multiples of Economic Value to EBITDA and other parameters which are not market observable. Additionally it includes, Private equity investments, the prices of which are determined by the price of the most recent investment. Available-for-sale investments also include debt securities whose fair value is determined by the value of the underlying collateral.

(d)         Loans which are carried at fair value through profit or loss and which are valued using discounted cash flow valuation techniques incorporating unobservable credit spreads.

(e)          Investments on behalf of policyholders who bear the investment risk (unit linked products) which comprise of debt securities issued by foreign financial institutions, for which there is no active market available and the valuation is based on prices obtained from issuers.

The table below presents a reconciliation of all Level 3 fair value measurements for the period ended 31 December 2014 and 31 December 2013, including realized and unrealized gains/(losses) included in the “income statement” and “statement of other comprehensive income”.

Transfers into or out of Level 3

The Group conducts a review of the fair value hierarchy classifications on a quarterly basis. For the period ended 31 December 2014 transfers from Level 2 into Level 3 include derivative instruments for which the bilateral “CVA” adjustment is significant to the base fair value of the respective instruments.

Transfers from Level 2 into Level 3 for the year ended 31 December 2013 include loans at fair value through profit or loss, private equity investments classified as available for sale, for which the price of the most recent investment, available to value these companies is more than a year old and derivative instruments for which the bilateral “CVA” adjustment is significant to the base fair value of the respective instruments.

The main transfer out of Level 3 relates to debt securities in issue which, as at 30 June 2013, were valued based, primarily, on market observable CDS data and are no longer valued based on the price with which the Bank completed a tender offer.

All transfers are assumed to occur at the end of the reporting period.

Reconciliation of fair value measurements in Level 3 — Group

	2014
	Financial assets at fair value through profit or loss	Net Derivative financial instruments	Available- for-sale investment securities	Insurance related assets and receivables	Loans and advances to customers designated as at Fair Value through profit or loss
Balance at 1 January	24	19	46	11	76
Gain / (losses) included in Income statement	18	(8)	1	—	3
Purchases	—	4	—	—	—
Settlements	(27)	—	—	—	(37)
Transfer into/ (out of) level 3	—	12	3	—	—
Balance at 31 December	15	27	50	11	42

Notes to the Financial Statements

Group and Bank

	2013
	Financial assets at fair value through profit or loss	Net Derivative financial instruments	Available- for-sale investment securities	Insurance related assets and receivables	Loans and advances to customers designated as at Fair Value through profit or loss	Debt securities in issue designated as at fair value through profit or loss
Balance at 1 January	33	8	95	11	—	600
Gain / (losses) included in Income statement	7	16	11	—	(36)	56
Gain / (losses) included in OCI	—	—	(4)	—	—	—
Purchases	—	—	14	—	—	—
Settlements	(16)	(13)	(96)	—	(69)	—
Transfer into/ (out of) level 3	—	8	26	—	181	(656)
Balance at 31 December	24	19	46	11	76	—

Reconciliation of fair value measurements in Level 3— Bank

	2014
	Financial assets at fair value through profit or loss	Net Derivative financial instruments	Available- for-sale investment securities
Balance at 1 January	24	19	7
Gain / (losses) included in Income statement	18	(8)	1
Purchases	—	4	—
Settlements	(28)	—	—
Transfer into/ (out of) level 3	—	12	—
Balance at 31 December	14	27	8

	2013
	Financial assets at fair value through profit or loss	Net Derivative financial instruments	Available- for-sale investment securities	Debt securities in issue designated as at fair value through profit or loss
Balance at 1 January	33	19	70	600
Gain / (losses) included in Income statement	7	5	11	56
Gain / (losses) included in OCI	—	—	(3)	—
Settlements	(16)	(13)	(71)	—
Transfer into/ (out of) level 3	—	8	—	(656)
Balance at 31 December	24	19	7	—

Gains and losses included in the income statement have been reported in Net trading income / (loss) and results from investment securities except for bonds’ amortisation of premium / discount which amounts to Nil for the period ended 31 December 2014 and to €1 million, for the year ended 31 December 2013 which has been reported in “Net interest income” at Bank and Group level.

Changes in unrealised gains/ (losses) included in the income statement of financial instruments measured at fair value using significant unobservable inputs (level 3) relating to financial assets at fair value through profit or loss, net derivative financial instruments and loans and advances to customers amount for the period ended 31 December 2014 for the Group to €(1) million, €1 million and Nil respectively (31 December 2013: Nil, €5 million and €(36) million respectively). Changes in unrealised gains/ (losses) included in the income statement of debt securities in issue for 2013 amount to Nil.

At Bank level changes in unrealised gains/ (losses) included in the income statement of financial instruments measured at fair value using significant unobservable inputs (level 3) relating to financial assets at fair value through profit or loss and net derivative financial instruments, for the period ended 31 December 2014 amount to €(1) million and €1 million respectively (31 December 2013: Nil and €5

Notes to the Financial Statements

Group and Bank

million respectively). Changes in unrealised gains/ (losses) included in the income statement of debt securities in issue for 2013 amount to Nil.

Valuation Process and Control Framework

The Group has various processes in place to ensure that the fair values of its assets and liabilities are reasonably estimated and has established a control framework which is designed to ensure that fair values are validated by functions independent of the risk-taker. To that end, the Group utilizes various sources for determining the fair values of its financial instruments and uses its own independent functions to validate these results where possible.

Fair values of debt securities are determined either by reference to prices for traded instruments in active markets, to external quotations or widely accepted financial models, which are based on market observable or unobservable information where the former is not available, as well as relevant market-based parameters such as interest rates, option volatilities, currency rates, etc., and may also include a liquidity risk adjustment where the Group considers it appropriate.

The Group may, sometimes, also utilize third-party pricing information, and perform validating procedures on this information or base its fair value on the latest transaction prices available, given the absence of an active market or similar transactions. All such instruments, including financial instruments which are subject to material liquidity adjustments are categorized within the lowest level of fair value hierarchy (i.e. Level 3).

Generally, fair values of debt securities, including significant unobservable inputs on the valuation models are independently checked and validated by the Middle Office and Risk Management function on a systematic basis.

Fair values of derivatives are determined by Management using valuation models which include discounted cash-flow models, option pricing models or other appropriate models. Adequate control procedures are in place for the validation of these models, including the valuation inputs, on a systematic basis. Middle Office and Risk Management function provide the control valuation framework necessary to ensure that the fair values are reasonably determined, reflecting current market circumstances and economic conditions. Furthermore, over-the-counter derivatives are also compared on a daily basis with counterparties’ valuations, under the daily collateral management process.

Market Valuation Adjustments

Counterparty credit risk-adjustments are applied to all over-the-counter derivatives. Own credit-risk adjustments are applied to reflect the Group’s own credit risk when valuing derivatives. Bilateral credit-risk adjustments consider the expected cash flows between the Group and its counterparties under the relevant terms of the derivative instruments and the effect of the credit-risk profile of the counterparties on the valuation of these cash flows. Where appropriate, we take into consideration the credit-risk mitigating arrangements including collateral agreements and master netting arrangements into estimating own and counterparty credit risk valuation adjustments.

The liquidity risk adjustment reflects, among other things, the illiquid nature of certain financial instruments and the cost that would be incurred to close out certain financial positions of the Group either by unwinding or disposing the actual market risk that the Group has undertaken.

Quantitative Information about Level 3 Fair Value Measurements 31 December 2014

	Fair		Significant Unobservable	Range of Inputs
Financial Instrument	Value	Valuation Technique	Input	Low	High

Financial assets at fair value through profit or loss	15	Price Based	Price	28.90	103.01
Available-for-Sale investment securities	8	Price Based	Price	93.76	93.76
	6	Collateral Based	Factor of Collateral Realization	42%	65%
	6	Comparable Multiples	Multiples on EV/EBITDA	5.50	7.40
	30	Price of Recent Investment	n/a (1)	n/a	n/a
Loans and advances to customers designated as at fair value through profit or Loss	42	Discounted Cash Flows	Credit Spread	200bps	1300bps
Interest Rate Derivatives	18	Discounted Cash Flows - Internal Model for CVA/DVA	Credit Spread	80bps	1000bps
	4	Discounted Cash Flows	Constant Maturity Swap correlation between different tenors (eg 2yr 10 yr)	67.79%	94.64%
Other Derivatives	4	Market Standard Black Scholes Model	FX Pair Correlation	-37.20%	88.75%
	1	Discounted Cash Flows Internal Model (for CVA/DVA)	Credit Spread	80bps	1000bps
Insurance related assets and receivables	11	Price Based	Price	100.34	100.34

Notes to the Financial Statements

Group and Bank

(1): Private equity investments of the Group, classified as available for sale, are not traded in active markets. In the absence of an active market we estimate the fair value of these entities, using a market approach and specifically the price of recent investment method. Given the bespoke nature of the analysis in respect of each holding as well as the different financing structure of each entity, is not practical to quote a range of key unobservable inputs.

Quantitative Information about Level 3 Fair Value Measurements 31 December 2013

	Fair		Significant Unobservable	Range of Inputs
Financial Instrument	Value	Valuation Technique	Input	Low	High

Financial assets at fair value through profit or loss	16	Price Based	Price	26.44	98.69
	8	Price Based	Liquidity Factor Adjustment	40.00%	40.00%
Available-for-Sale investment securities	7	Price Based	Price	93.76	93.76
	8	Collateral Based	Factor of Collateral Realization	42%	65%
	6	Comparable Multiples	Multiples on EV/EBITDA	5.50	7.40
	25	Price of Recent Investment	n/a (1)	n/a (1)	n/a (1)
Loans and advances to customers designated as at fair value through profit or Loss	76	Discounted Cash Flows	Credit Spread	200bps	1500bps
Interest Rate Derivatives	7	Discounted Cash Flows - Internal Model for CVA/DVA	Credit Spread	100bps	1000bps
	4	Discounted Cash Flows	Constant Maturity Swap correlation between different tenors (eg 2yr 10 yr)	67.79%	92.50%
Other Derivatives	5	Market Standard Black Scholes Model	Index volatility	5.00%	30.00%
	3	Market Standard Black Scholes Model	FX pair correlation	28.00%	68.00%
Insurance related assets and receivables	11	Price Based	Price	100.60	100.60

(1): Private equity investments of the Group, classified as available for sale, are not traded in active markets. In the absence of an active market we estimate the fair value of these entities, using a market approach and specifically the price of recent investment method. Given the bespoke nature of the analysis in respect of each holding as well as the different financing structure of each entity, is not practical to quote a range of key unobservable inputs.

Sensitivity of Fair Value Measurements to Changes in Unobservable Inputs

For structured interest rate derivatives a significant change in the correlation inputs (e.g. the degree of correlation between two different interest rates, or between interest rates and foreign exchange rates) would result in a significant impact to the fair value of the individual instrument; however the magnitude and the direction of the impact depends on whether the Group is long or short the exposure among other factors.  Due to the limited exposure the Group has related to these instruments a reasonable change in the above unobservable inputs would not be significant to the Group. Additionally, interest rate derivatives include, interest rate swaps for which the bilateral credit risk adjustment is significant in comparison to the fair value.  The counterparty credit-risk adjustment in these cases is mainly driven by the internal ratings of the counterparty. A reasonable increase in the credit spread of these entities would result in an

Notes to the Financial Statements

Group and Bank

insignificant change in the fair value of the Group’s financial instruments.

Within other derivatives are derivatives whose valuation is dependent on an FX pair correlation or on the volatility of an index. A reasonable increase in the correlation or the volatility of the index would not result in a material change in the financial instruments fair value for the Group.

For loans and advances to customers which the Group has elected the fair value option, the valuation includes a parameter which is not observable in the market, i.e. the credit spread of the client. A reasonable increase in the respective credit spreads used would not have a significant effect to their fair value for the Group.

4.9                     Offsetting financial assets and financial liabilities

Financial assets and liabilities are offset and the net amount is reported in the Statement of Financial Position where the Group and the Bank currently have a legally enforceable right to set-off the recognised amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. The Group and the Bank enter into various master netting arrangements or similar agreements that do not meet the criteria set by the applicable accounting guidance for offsetting in the Statement of Financial Position but still allow for the related amounts to be set off in the event of a default by the counterparty (such as bankruptcy or a failure to pay or perform). The table below presents the recognised financial instruments that are either offset or subject to master netting arrangements or similar agreements but not offset, as at 31 December 2014 and 2013, and shows under ‘Net amount’ what the net impact would be on the Group’s and the Bank’s Statement of Financial Position if all set-off rights were exercised.

a. Financial assets subject to offsetting, enforceable netting arrangements and similar agreements

		Group				Bank
At 31 December 2014		Derivative instruments (1)	Reverse repurchase agreements (2)	Loan receivables (3)	Total	Derivative instruments (1)	Reverse repurchase agreements (2)	Loan receivables (3)	Total

Gross amounts of recognised financial assets		5,892	95	401	6,388	4,746	—	401	5,147
Gross amounts of recognised financial liabilities set off in the Statement of Financial Position		—	—	(400)	(400)	—	—	(400)	(400)
Net amounts of financial assets presented in the Statement of Financial Position		5,892	95	1	5,988	4,746	—	1	4,747

Related amounts not set off in the Statement of Financial Position	Financial instruments collateral received	(952)	(95)	—	(1,047)	(949)	—	—	(949)
	Cash collateral received	(1,421)	—	—	(1,421)	(745)	—	—	(745)
Net amount		3,519	—	1	3,520	3,052	—	1	3,053

(1)  Included in Derivative assets in the Statement of Financial Position of the Group and the Bank as at 31 December 2014.

(2)  Of which, €71 million and nil included in Due from banks and €24 million and nil included in Loans and advances to customers in the Statement of Financial Position of the Group and the Bank respectively, as at 31 December 2014.

(3)   Included in Loans and advances to customers in the Statement of Financial Position of the Group and the Bank as at 31 December 2014.

		Group				Bank
At 31 December 2013		Derivative instruments (1)	Reverse repurchase agreements (2)	Loan receivables	Total	Derivative instruments (1)	Reverse repurchase agreements (2)	Loan receivables	Total

Gross amounts of recognised financial assets		3,598	36	—	3,634	2,514	418	—	2,932
Gross amounts of recognised financial liabilities set off in the Statement of Financial Position		—	—	—	—	—	—	—	—
Net amounts of financial assets presented in the Statement of Financial Position		3,598	36	—	3,634	2,514	418	—	2,932

Related amounts not set off in the Statement of Financial Position	Financial instruments collateral received	(619)	(22)	—	(641)	(617)	(418)	—	(1,035)
	Cash collateral received	(943)	—	—	(943)	(298)	—	—	(298)
Net amount		2,036	14	—	2,050	1,599	—	—	1,599

(1)  Included in Derivative assets in the Statement of Financial Position of the Group and the Bank as at 31 December 2013.

Notes to the Financial Statements

Group and Bank

(2)  Of which, €1 million and €12 million included in Due from banks and €35 million and €406 million included in Loans and advances to customers in the Statement of Financial Position of the Group and the Bank respectively, as at 31 December 2013.

b. Financial liabilities subject to offsetting, enforceable netting arrangements and similar agreements

		Group				Bank
At 31 December 2014		Derivative instruments (1)	Repurchase agreements (2)	Due to customers (3)	Total	Derivative instruments (1)	Repurchase agreements (2)	Due to customers (3)	Total

Gross amounts of recognised financial liabilities		6,272	5,056	400	11,728	5,700	3,545	400	9,645
Gross amounts of recognised financial assets set off in the Statement of Financial Position		—	—	(400)	(400)	—	—	(400)	(400)
Net amounts of financial liabilities presented in the Statement of Financial Position		6,272	5,056	—	11,328	5,700	3,545	—	9,245

Related amounts not set off in the Statement of Financial Position	Financial instruments collateral pledged	(1,426)	(5,039)		(6,465)	(1,426)	(3,545)	—	(4,971)
	Cash collateral pledged	(1,246)			(1,246)	(1,218)	—	—	(1,218)
Net amount		3,600	17	—	3,617	3,056	—	—	3,056

(1)  Included in Derivative liabilities in the Statement of Financial Position of the Group and the Bank as at 31 December 2014.

(2)  Of which, €4,968 million and €3,498 million included in Due to Banks, €84 million and €47 million included in Due to Customers and €4 million and nil included in Other liabilities in the Statement of Financial Position of the Group and the Bank respectively, as at 31 December 2014.

(3)  Included in Due to customers in the Statement of Financial Position of the Group and the Bank as at 31 December 2014.

		Group				Bank
At 31 December 2013		Derivative instruments (1)	Repurchase agreements (2)	Due to customers	Total	Derivative instruments (1)	Repurchase agreements (2)	Due to customers	Total

Gross amounts of recognised financial liabilities		3,026	4,736	—	7,762	2,552	3,435	—	5,987
Gross amounts of recognised financial assets set off in the Statement of Financial Position		—	—	—	—	—	—	—	—
Net amounts of financial liabilities presented in the Statement of Financial Position		3,026	4,736	—	7,762	2,552	3,435	—	5,987

Related amounts not set off in the Statement of Financial Position	Financial instruments collateral pledged	(542)	(4,736)	—	(5,278)	(542)	(3,435)	—	(3,977)
	Cash collateral pledged	(769)	—	—	(769)	(731)		—	(731)
Net amount		1,715	—	—	1,715	1,279	—	—	1,279

(1)  Included in Derivative liabilities in the Statement of Financial Position of the Group and the Bank as at December 31, 2013.

(2)  Of which, €4,713 million and €3,434 million included in Due to Banks and €23 million and €1 million included in Due to Customers in the Statement of Financial Position of the Group and the Bank respectively, as at 31 December 2013.

NOTE 5:  Segment reporting

NBG Group manages its business through the following business segments:

Retail banking

Retail banking includes all individual customers, professionals, small-medium and small sized companies (companies with annual turnover of up to €2,5 million). The Bank, through its extended network of branches, offers to its retail customers various types of loans, deposit and investment products, as well as a wide range of other traditional services and products.

Corporate & investment banking

Corporate & investment banking includes lending to all large and medium-sized companies, shipping finance and investment banking activities. The Group offers its corporate customers a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both euro and foreign currency), foreign exchange and trade service activities.

In order to (a) manage more effectively delinquent, non-performing and denounced loans to legal entities, and (b) ensure compliance with the provisions of Bank of Greece Executive Committee Act 42/30.5.2014 and Act 47/9.2.2015 and the Code of Conduct (referred to in Article 1(2) of Greek Law 4224/2013, the Bank established a Special Assets Unit (“SAU”), which has the overall responsibility for the management of €5.7 billion loans to legal entities (end-to-end responsibility).

Notes to the Financial Statements

Group and Bank

Global markets and asset management

Global markets and asset management includes all treasury activities, private banking, asset management (mutual funds and closed end funds), custody services, private equity and brokerage.

Insurance

The Group offers a wide range of insurance products through its subsidiary company, Ethniki Hellenic General Insurance Company S.A. (“EH”) and other subsidiaries in SEE and an associate in Turkey.

International banking operations

The Group’s international banking activities, other than its Turkish operations, include a wide range of traditional commercial banking services, such as commercial and retail credit, trade financing, foreign exchange and taking of deposits. In addition, the Group offers shipping finance, investment banking and brokerage services through certain of its foreign branches and subsidiaries.

Turkish banking operations

The Group’s banking activities in Turkey through Finansbank and its subsidiaries, include a wide range of traditional commercial banking services, such as commercial and retail credit, trade financing, foreign exchange and taking of deposits.

Other

Includes proprietary real estate management, hotel and warehousing business as well as unallocated income and expense of the Group (interest expense of subordinated debt, loans to personnel etc.) and intersegment eliminations.

12 month period ended 31.12.2014	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International Banking Operations	Turkish Banking Operations	Other	Group
Net interest income	573	743	189	55	315	1,139	115	3,129
Net fee and commission income	72	98	(125)	5	93	393	(5)	531
Other	23	(63)	(106)	103	14	(24)	(43)	(96)
Total income	668	778	(42)	163	422	1,508	67	3,564
Direct costs	(456)	(47)	(50)	(90)	(253)	(764)	(52)	(1,712)
Allocated costs and provisions(1)	(1,569)	(755)	(66)	(9)	(125)	(347)	(404)	(3,275)
Share of profit of equity method investments	—	—	(2)	1	1	1	—	1
Profit / (loss) before tax	(1,357)	(24)	(160)	65	45	398	(389)	(1,422)
Tax benefit / (expense)								1,528
Profit for the period								106
Non-controlling interests								40
Profit attributable to NBG equity shareholders								66

Segment assets as at 31 December 2014
Segment assets	22,821	14,170	11,261	2,865	9,427	27,220	23,154	110,918
Deferred tax assets and Current income tax advance								4,546
Total assets								115,464

Segment liabilities as at 31 December 2014
Segment liabilities	38,014	909	25,127	2,344	7,582	22,754	8,149	104,879
Current income and deferred tax liabilities								119
Total liabilities								104,998

Depreciation and amortisation(1)	14	3	1	8	24	75	81	206
Credit provisions and other impairment charges	1,287	694	—	61	128	342	353	2,865
Non current asset additions	5	13	32	4	37	418	340	849

(1) Includes depreciation and amortisation on investment property, property & equipment, software & other intangible assets and amortisation and write-offs of intangible assets recognised on business combinations.

Notes to the Financial Statements

Group and Bank

Breakdown by business segment

12 month period ended 31 December 2013	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International Banking Operations	Turkish Banking Operations	Other	Group
Net interest income	619	696	(101)	84	299	1,299	261	3,157
Net fee and commission income	75	90	(140)	7	90	401	6	529
Other	—	(46)	28	102	15	44	(58)	85
Total income	694	740	(213)	193	404	1,744	209	3,771
Direct costs	(569)	(50)	(55)	(98)	(260)	(859)	(286)	(2,177)
Allocated costs and provisions(1)	(1,114)	(421)	528	14	(117)	(338)	(320)	(1,768)
Share of profit of equity method investments	—	—	(4)	1	1	(3)	—	(5)
Profit / (loss) before tax	(989)	269	256	110	28	544	(397)	(179)
Tax benefit / (expense)								986
Profit for the period								807
Non-controlling interests								(2)
Profit attributable to NBG equity shareholders								809

Segment assets as at 31 December 2013
Segment assets	24,901	14,115	16,048	3,365	9,505	23,373	16,768	108,075
Deferred tax assets and Current income tax advance								2,855
Total assets								110,930

Segment liabilities as at 31 December 2013
Segment liabilities	37,724	1,252	31,758	2,916	7,055	19,641	2,611	102,957
Current income and deferred tax liabilities								99
Total liabilities								103,056

Depreciation and amortisation(1)	17	3	2	8	27	67	102	226
Credit provisions and other impairment charges	796	375	(548)	(17)	114	339	314	1,373
Non current asset additions	4	27	—	3	22	102	54	212

(1) Includes depreciation and amortisation on investment property, property & equipment, software & other intangible assets and amortisation and write-offs of intangible assets recognised on business combinations.

Notes to the Financial Statements

Group and Bank

Breakdown by location

12 month period ended 31 December 2014	Greece	S.E. Europe	Turkey	Other	Group
Net interest income	1,676	273	1,139	41	3,129
Net fee and commission income	44	83	393	11	531
Other	(85)	3	(24)	10	(96)
Total income	1,635	359	1,508	62	3,564
Direct costs	(695)	(213)	(766)	(39)	(1,713)
Allocated costs and provisions	(2,805)	(95)	(345)	(29)	(3,274)
Share of profit of equity method investments	(1)	1	1	—	1
Profit / (loss) before tax	(1,866)	52	398	(6)	(1,422)
Tax benefit / (expense)					1,528
Profit for the period					106
Non-controlling interests					40
Profit attributable to NBG equity shareholders					66

Depreciation and amortisation	106	22	75	3	206
Credit provisions and other impairment charges	2,396	95	345	29	2,865
Non-current asset additions	394	34	418	3	849

Breakdown by location

12 month period ended 31 December 2013	Greece	S.E. Europe	Turkey	Other	Group
Net interest income	1,559	252	1,299	47	3,157
Net fee and commission income	37	79	401	12	529
Other	26	8	44	7	85
Total income	1,622	339	1,744	66	3,771
Direct costs	(1,058)	(218)	(859)	(42)	(2,177)
Allocated costs and provisions(1)	(1,314)	(89)	(338)	(27)	(1,768)
Share of profit of equity method investments	(3)	1	(3)	—	(5)
Profit / (loss) before tax	(753)	33	544	(3)	(179)
Tax benefit / (expense)					986
Loss for the period					807
Non-controlling interests					(2)
Loss attributable to NBG equity shareholders					809

Depreciation and amortisation(1)	132	25	67	2	226
Credit provisions and other impairment charges	918	89	338	28	1,373
Non-current asset additions	88	20	102	2	212
Non-current assets	3,720	215	314	20	4,269

(1)                                 Includes depreciation and amortisation on investment property, property & equipment, software & other intangible assets and amortisation and write-offs of intangible assets recognised on business combinations

NOTE 6:  Net interest income

	Group		Bank
	31.12.2014	31.12.2013	31.12.2014	31.12.2013
Interest earned on:
Amounts due from banks	37	37	36	50
Financial assets at fair value through profit or loss	72	130	63	110
Investment securities	534	469	194	197
Loans and advances to customers	4,642	4,884	2,062	2,160
Interest and similar income	5,285	5,520	2,355	2,517

Interest payable on:
Amounts due to banks	(175)	(303)	(96)	(251)
Amounts due to customers	(1,776)	(1,907)	(645)	(812)
Debt securities in issue	(143)	(104)	—	—
Other borrowed funds	(62)	(49)	(29)	(6)
Interest expense and similar charges	(2,156)	(2,363)	(770)	(1,069)

Net interest income	3,129	3,157	1,585	1,448

Notes to the Financial Statements

Group and Bank

NOTE 7:  Net fee and commission income

	Group		Bank
	31.12.2014	31.12.2013	31.12.2014	31.12.2013

Custody, brokerage & investment banking	83	90	7	6
Retail lending fees	217	201	11	14
Corporate lending fees	145	138	106	104
Banking fees & similar charges	230	266	55	55
Commissions on issues of Hellenic Republic Bank Support Plan (Law 3723/2008) — Pillar II and to ELA for liquidity purposes	(161)	(183)	(161)	(183)
Fund management fees	17	17	5	5
Net fee and commission income	531	529	23	1

NOTE 8:  Earned premia net of claims and commissions

	Group
	31.12.2014	31.12.2013

Gross written premia	550	563
Less: Premia ceded to reinsurers	(74)	(62)
Net written premia	476	501

Change in unearned premium reserve	3	20
Reinsurers’ share of change in unearned premium reserve	(4)	(7)
Change in unearned premium reserve — Group share	(1)	13

Net earned premia	475	514
Other (incl. net gains / (losses) on unit-linked assets)	44	16
Earned premia net of reinsurance	519	530

Benefits and claims incurred	(372)	(406)
Less: Reinsurers’ share of benefits and claims incurred	6	(7)
Benefits and claims incurred— Group share	(366)	(413)

Change in actuarial and other reserves	(4)	27
Less: Change in reinsurance asset of actuarial and other reserves	2	—
Change in actuarial and other reserves — Group share	(2)	27

Commission expense	(70)	(70)
Commission income from reinsurers	17	8
Net commission expense	(53)	(62)
Net return to DAF contract holders	(8)	(5)
Other	(4)	(10)
Net claims incurred	(433)	(463)

Earned premia net of claims and commissions	86	67

Notes to the Financial Statements

Group and Bank

NOTE 9:  Net trading income / (loss) and results from investment securities

	Group		Bank
	31.12.2014	31.12.2013	31.12.2014	31.12.2013

Net trading result and other net unrealized gains / (losses) from financial instruments	(243)	(286)	(239)	(304)
Net gain / (loss) from disposal of investment debt securities	18	104	15	82
Net gain / (loss) from disposal of investment equity securities	28	42	—	7
Net gain / (loss) from disposal of investment mutual funds	10	45	2	46
Total	(187)	(95)	(222)	(169)

Net gain / (loss) from financial instruments designated as at fair value through profit or loss for the year ended 31 December 2014 amounts to €(102) million (2013: €(354) million) for the Group and €(102) million (2013: €(342) million) for the Bank and are included in “Net trading result and other net unrealized gains/(losses) from financial instruments”.

NOTE 10:  Net other income / (expenses)

Net other income/(expense) includes dividends, statutory contributions for deposit and loan balances and non-banking income/(expense) such as real estate gains/(losses) and rentals, hotel and warehouse fees, other income from various sources, Group’s share in investees’ business and net results from disposals of private equity investments. In 2013, net other income/(expense) for the Bank includes dividend income from subsidiaries of €356 million and a gain of €155 million from the disposal of a non-controlling participation interest in NBG Pangaea REIC (see Note 46).

NOTE 11:  Personnel expenses

	Group		Bank
	31.12.2014	31.12.2013	31.12.2014	31.12.2013

Salaries and other staff related benefits	1,133	1,314	577	712
Pension costs: defined benefit plans (see Note 12)	30	216	11	203
Total	1,163	1,530	588	915

Salaries and other staff related benefits include the amount of €26 million (2013: €26 million) paid to IKA-ETAM in accordance to Law 3655/2008, after the incorporation of the Bank’s main pension fund into the main pension branch of the state sponsored social security fund IKA—ETAM as of 1 August 2008. This amount will be paid annually to IKA-ETAM for the next 9 years up to 2024 (see Note 12).

The average number of employees for the Group during the period to 31 December 2014 was 34,628 (2013: 36,306) and for the Bank was 10,073 (2013: 12,020). The strong net decrease in the Bank’s average number of employees was mainly due to the exit of approximately 2,500 employees of the Bank in December 2013 through the VRS (see Note 12).

NOTE 12:  Retirement benefit obligation

I. Defined Contribution Plans

National Bank of Greece Pension Plan

In accordance with Law 3655/2008, applicable from April 2008, the Bank’s main pension plan, which was a defined-contribution plan, has been incorporated into the main pension branch of the state sponsored social security fund IKA—ETAM as of 1 August 2008. Pursuant to Law 3655/2008, the Bank will contribute €26 million per annum into IKA—ETAM for 15 years starting from December 2009. This legislation also prescribes that employer contributions made by the Bank will be reduced every three years in equal increments starting from 2013 from 26.5% until they reach 13.3% for employees who joined any social security plan prior to 1 January 1993. Employer contributions for employees who joined any social security fund post 1 January 1993, will remain at 13.3%.

National Bank of Greece Auxiliary Pension Plan

In 2005 and 2006, the Hellenic Republic passed legislation permitting bank employee auxiliary pension schemes to merge with the new Insurance Fund of Bank Employees (‘‘ETAT’’). The relevant legislation provides that, in connection with the merger of auxiliary schemes with ETAT, the relevant employer shall make a payment to ETAT solely in an amount to be determined by a special financial report commissioned by the Ministry of Finance pursuant to this legislation.

The Bank’s employees’ Auxiliary Pension Plan provides for defined contributions to be made by the Bank at a rate of 9% of the employee’s salary. Benefits paid are determined by years of service with the Bank and the employee’s final pensionable pay. Under Law

Notes to the Financial Statements

Group and Bank

3371/2005 employees hired after 1 January 2005 are insured in the singe auxiliary social security fund (“ETEAM”).  The Bank pays its contributions to ETEAM since 1 May 2007.

In accordance with Law 4052/2012 (GG A’ 41) a new auxiliary fund called Integrated Auxiliary Pension Fund (“ETEA”) was established and started on 1 July 2012. ETEA includes, among others, ETEAM and according to transitional provisions of the same law (GG A’ 256/2012), from 1 January 2013, the ETAT regarding the auxiliary schemes is mandatorily included.

In April 2006 the Bank applied under Law 3371/2005, as amended, to merge its Auxiliary Pension Fund, a defined-contribution plan, into ETAT. Consequently, the Bank may have to contribute a significant amount to ETEA in relation to this merger.

Ethniki Hellenic General Insurance Company Benefit Plan

As for the Bank’s main pension plan, following legislation passed in April 2008, the post-retirement plan of EH, has been incorporated into the main pension branch of the state sponsored social security fund IKA—ETAM as of 1 August 2008. Employer contributions made by EH will be reduced every three years in equal increments starting from 2013, until they reach 13.3% from 20.0%. Employer contributions for employees who joined any social security fund post 1 January 1993, will remain at 13.3%.

Other Defined Contribution Pension Plans

The London branch of the Bank and Group companies among which Finansbank, UBB, SABA, NBG Asset Management Mutual Funds, EH, NBGI Private Equity Ltd, NBGI Private Equity Funds and NBG Cyprus also make contributions to other defined contribution pension plans and funds for their employees.

Defined contribution health plans

Contributions by the Bank to the National Bank of Greece Health Plan (“T.Y.P.E.T.”) amount to 6.25% of employees’ salaries. Employees’ contributions amount to 2.5% of their salaries. Additional contributions are paid for insured members of the employees’ families (such as spouse that does not work and children), and are increased further in the event that the insured spouse is employed or that members of the paternal family are also insured. Contributions of retired employees amount to 4% of their pensions, while additional contributions are paid for other insured members of their families.  T.Y.P.E.T. offers health benefits to employees before and after their retirement, and to insured members of their families.

Total contributions to social security funds, state run plans and defined contribution plans for 2014 and 2013 were €271 million and €315 million respectively.  The respective figures for the Bank were €185 million and €229 million respectively. As mentioned above, as of 1 August 2008, the Bank’s pension plan and the pension branch of EH post-retirement and health plan were incorporated into IKA-ETAM and therefore ceased to exist as separate defined contribution plans.

National Bank of Greece Lump Sum Benefit Plan

Up to 2013, the Bank did not contribute to the aforementioned plan. Following the amendment of the aforementioned plan’s regulation, from 1 January 2014 the Bank pays contribution of 2% only for the active employees as of 31 December 2013.

II. Defined Benefit Plans

Retirement indemnities

Most Group companies are required by local law to offer retirement indemnities to employees leaving service to retire. Such retirement indemnities are in the form of a lump sum based usually on final salary and years of service, the calculation of which depends on the jurisdiction in which the company operates and the employee’s profession (e.g. Greek law provides for different indemnities for salaried employees, wage earners and lawyers). In some cases, Group company regulations provide for additional benefits to employees above the statutory minimum.

In accordance with Law 4046/2012 and Board of Ministers’ Decision (6/28.2.2012), from 14 February 2012 onwards, the employment contracts that lapse on attainment of the normal retirement age or based on the particular retirement conditions, are considered as indefinite duration employment contracts and therefore, the provisions for employees statutory retirement indemnity of Law 2112/1920, are applied.

Prior to the enactment of the above Law, the Bank considered the employment contracts with its employees as finite duration contracts; therefore no provision for staff leaving indemnity was recognized.

On 12 November 2012, the new Law 4093/2012 (GG A’ 222) decreased the Law 2112/1920 statutory indemnity scale in case of employee dismissal or normal retirement. The new law restricts the maximum indemnity payable to an employee upon dismissal or retirement, to 12 monthly salaries instead of 24.

The transitional provisions of the law state that for employees who on 12 November 2012 had 17 or more full years of service to the same employer there is an additional monthly salary as indemnity per year and up to 24 monthly salaries. In case of dismissal the additional monthly salary is restricted to 2,000 euros.

Notes to the Financial Statements

Group and Bank

Lump sum and annuity benefits

Most EH and former Ethnokarta employees are entitled to benefits from DAF type policies, which offer lump sum benefits and pension benefits additional to those offered by social security funds or main pension plans. Such benefits are usually based on the employees’ salary and years of service, and vary depending on the provisions of each policy.

Benefits for the employees’ children

Benefits to employees’ children are lump sum and are also based on the parents’ salary and pension where applicable and on the age at which the child receives the benefits. Such benefits are offered to former Ethnokarta employees’ children through a DAF type policy, as well as to the Bank’s employees’ children through a separate fund.

Pension costs for these defined benefit plans and termination indemnities include the following components which are recognised in the income statement for the periods ended:

Pension costs — defined benefit plans

	Group		Bank
	31.12.2014	31.12.2013	31.12.2014	31.12.2013

Service cost	13	13	6	5
Net interest expense on the net defined benefit liability/(asset)	11	13	8	10
Recognition of past service cost	1	—	1	—
Losses / (income) on curtailments /settlements and other expense/ (income)	5	190	(4)	188
Total	30	216	11	203

In 2014, losses / (income) on curtailments / settlements and other expense / (income) includes mainly the additional cost of extra benefits in excess of the benefits provided for Finansbank amounting to €4 million.

In 2013, losses / (income) on curtailments / settlements and other expense / (income) mainly included the cost of the VRS for the Bank’s employees. More specifically, on 19 December 2013, the Bank announced to its employees terms of the VRS. The deadline for applications was on 30 December 2013. Approximately, 2.500 employees participated in the VRS and the total cost amounted to €188 million. By taking into account the unpaid leave for these employees, the total cost of the VRS amounted to €193 million. Additionally, losses / (income) on curtailments / settlements and other expense / (income) includes the additional cost of extra benefits in excess of the benefits provided for Finansbank amounting to €2 million.

Net liability in Statement of Financial Position

	Group		Bank
	31.12.2014	31.12.2013	31.12.2014	31.12.2013

Present value of funded obligations	212	187	167	149
Fair value of plan assets	(63)	(67)	(19)	(20)
	149	120	148	129
Present value of unfunded obligations	188	410	122	358
Total	337	530	270	487

Movement in net liability

	Group		Bank
	2014	2013	2014	2013

Net liability at the beginning of the period	530	388	487	328
Acquisition/Merger of subsidiaries	1	—	1	—
Actual employer contributions paid	(13)	(15)	(11)	(13)
Benefits paid directly	(272)	(14)	(259)	(6)
Total expense recognised in the income statement	30	216	11	203
Amount recognized in the OCI	60	(37)	41	(25)
Foreign exchange rate changes	1	(8)	—	—
Net liability at the end of the period	337	530	270	487

Notes to the Financial Statements

Group and Bank

In 2014, the Bank paid benefits of €258 million for indemnities as part of the VRS for the Bank’s employees that took place in 2013.

Remeasurements on the net liability

	Group		Bank
	2014	2013	2014	2013

Liability (gain)/loss due to changes in assumptions	54	(21)	38	(13)
Liability experience (gain)/loss arising during the year	7	(19)	3	(17)
Return on plan assets (excluding amounts included in interest income)	(1)	3	—	5
Total amount recognised in OCI	60	(37)	41	(25)

In 2015, the Group and the Bank are expected to make €11 million and €9 million respectively in contributions to funded plans, and pay €36 million and €28 million respectively in retirement indemnities. The employer contributions paid by the Bank, are in excess of the expected contribution of €7 million for 2014.

Reconciliation of defined benefit obligation

	Group		Bank
	2014	2013	2014	2013

Defined benefit obligation at the beginning of the period	597	457	507	354
Acquisition/ mergers of subsidiaries	1	—	1	—
Service cost	13	13	6	5
Interest cost	14	16	9	11
Employee contributions	3	4	3	3
Benefits paid from the Fund	(24)	(21)	(16)	(18)
Benefits paid directly	(272)	(14)	(259)	(6)
Losses/(gains) on curtailments / settlements	5	190	(4)	188
Past service cost arising over the last period	1	—	1	—
Remeasurements (gains)/losses:
Loss/(Gain) - financial assumptions	54	(21)	38	(13)
Loss/(Gain) - demographic assumptions	—	—	—	—
Loss/(Gain) - experience	7	(19)	3	(17)
Foreign exchange rate differences	1	(8)	—	—
Defined benefit obligation at the end of the period	400	597	289	507

Reconciliation of plan assets

	Group		Bank
	2014	2013	2014	2013

Fair value of plan assets at the beginning of the period	67	69	20	26
Expected return on plan assets	3	3	1	1
Employer contributions	13	15	11	13
Employee contributions	3	4	3	3
Benefits paid from the fund	(24)	(21)	(16)	(18)
Remeasurements gains/(losses):
Return on plan assets (excluding amounts included in interest income)	1	(3)	—	(5)
Fair value of plan assets at the end of the period	63	67	19	20

The weighted average assumptions used to determine the pension costs for these defined benefit obligations, for the years ended 31 December 2014 and 31 December 2013 are:

Notes to the Financial Statements

Group and Bank

Weighted average assumptions at the end of the reporting period

	Group		Bank
	2014	2013	2014	2013

Discount rate	2.7%	3.9%	2.0%	3.6%
Price inflation	2.0%	2.0%	1.5%	1.8%
Rate of compensation increase	2.2%	2.1%	1.5%	1.8%
Plan duration	12.4	12.1	11.6	11.2

The following table presents a sensitivity analysis for each significant actuarial assumption showing how the defined benefit obligation would have been affected by changes in the relevant actuarial assumption that were reasonably possible at the balance sheet date.

Sensitivity analysis of significant actuarial assumptions-Group

		31 December 2014
Actuarial assumption	Change in Assumptions	Increase / (decrease) in defined benefit obligation
Discount rate	Increase by 50 basis points	(5.4)%
	Decrease by 50 basis points	6.0%
Price inflation	Increase by 50 basis points	1.2%
	Decrease by 50 basis points	(1.1)%
Rate of compensation increase	Increase by 50 basis points	3.0%
	Decrease by 50 basis points	(2.8)%
Pension growth rate	Increase by 50 basis points	1.3%
	Decrease by 50 basis points	(1.2)%
Life Expectancy	Plus 1 year	0.6%
	Minus 1 year	(0.7)%

Sensitivity analysis of significant actuarial assumptions-Bank

		31 December 2014
		Increase / (decrease)
		in defined benefit
Actuarial assumption	Change in Assumptions	obligation
Discount rate	Increase by 50 basis points	(5.3)%
	Decrease by 50 basis points	5.8%
Price inflation	Increase by 50 basis points	0.4%
	Decrease by 50 basis points	(0.4)%
Rate of compensation increase	Increase by 50 basis points	3.2%
	Decrease by 50 basis points	(2.9)%
Pension growth rate	Increase by 50 basis points	1.8%
	Decrease by 50 basis points	(1.7)%
Life Expectancy	Plus 1 year	0.7%
	Minus 1 year	(0.8)%

Allocation of plan assets

	Group				Bank
	2014		2013		2014		2013
	Amount	Proportion	Amount	Proportion	Amount	Proportion	Amount	Proportion
Equity securities	—	—	—	—	—	—	—	—
Cash and cash equivalents	2	3.2%	2	3.0%	2	10.5%	2	10.0%
Other	61	96.8%	65	97.0%	17	89.5%	18	90.0%
Total	63	100.0%	67	100.0%	19	100.0%	20	100.0%

Other relates mainly to assets of DAF policies issued by the Group’s main insurance company EH.

NOTE 13:  General, administrative & other operating expenses

	Group		Bank
	31.12.2014	31.12.2013	31.12.2014	31.12.2013

Duties and taxes	70	106	13	51
Utilities and rentals	306	314	171	168
Maintenance and other related expenses	47	43	17	16
Other administrative expenses	327	348	133	104
Total	750	811	334	339

Notes to the Financial Statements

Group and Bank

NOTE 14:  Credit provisions and other impairment charges

	Group		Bank
	31.12.2014	31.12.2013	31.12.2014	31.12.2013
a. Impairment charge for credit losses
Due from banks	—	1	—	—
Loans and advances to customers	2,441	1,135	1,987	691
Other Greek State exposure	—	(21)	—	(21)
	2,441	1,115	1,987	670
b. Impairment charge for securities
AFS and loans-and-receivables debt securities	1	(99)	—	(75)
Impairment of Eurobank	—	265	—	265
Equity securities	7	12	6	3
	8	178	6	193
c. Other provisions and impairment charges
Impairment of investment property, property and equipment, software & other intangible assets and other assets	32	16	12	—
Impairment of goodwill / Investment in subsidiaries and equity method investments	58	9	45	120
Legal and other provisions	326	55	320	43
	416	80	377	163

Total	2,865	1,373	2,370	1,026

NOTE 15:  Tax benefit /(expense)

	Group		Bank
	31.12.2014	31.12.2013	31.12.2014	31.12.2013

Current tax	(89)	(133)	4	15
Deferred tax	1,617	1,119	1,664	1,104
Tax benefit / (expense)	1,528	986	1,668	1,119

The nominal corporation tax rate for the Bank for 2014 and 2013 is 26%.

The unaudited tax years of the Group’s equity method investments and subsidiaries are presented in Note 24 and Note 47 respectively.

During 2014 the Bank regognised additional DTA following the revision of its assessment regarding the recoverability of the DTA (see Note 3).

	Group		Bank
	31.12.2014	31.12.2013	31.12.2014	31.12.2013
Profit / (loss) before tax	(1,422)	(179)	(2,050)	(501)

Tax calculated based on the current tax rate of 26% (2013: 26%)	370	47	533	130
Adjustments in respect of income tax of previous years	(1)	35	5	16
Effect of changes in tax rates (from 20% to 26%)	—	372	—	326
Effect of different tax rates in other countries	33	18	—	—
Income not subject to taxation	161	160	145	130
Expenses not deductible for tax purposes	(27)	(148)	(23)	(137)
Effect of unused tax losses and deductible temporary differences not recognised as deferred tax assets	(667)	(146)	(309)	(84)
Deferred tax asset on tax losses carried forward and previously unrecognised and unused temporary differences now recognised as deferred tax assets	1,665	741	1,317	739
Intragroup dividends	—	(93)	—	—
Non off-settable taxes with current year income taxes	(2)	(1)	—	(1)
Other	(4)	1	—	—
Income tax (expense) / benefit	1,528	986	1,668	1,119
Effective tax rate for the period	n/a	n/a	n/a	n/a

Notes to the Financial Statements

Group and Bank

NOTE 16:  Earnings / (losses) per share

	Group		Bank
	31.12.2014	31.12.2013	31.12.2014	31.12.2013

Profit/(loss) for the period attributable to NBG equity shareholders	66	809	(382)	618
Plus: gain on redemption of preferred securities, net of tax	—	55	—	—
Earnings/(losses) for the period attributable to NBG ordinary shareholders	66	864	(382)	618

Weighted average number of ordinary shares outstanding for basic and diluted EPS	3,123,422,064	1,386,902,697	3,123,814,342	1,387,081,422

Earnings/(losses) per share - Basic and diluted	0.02	0.62	(0.12)	0.45

NOTE 17:  Cash and balances with central banks

	Group		Bank
	31.12.2014	31.12.2013	31.12.2014	31.12.2013

Cash in hand	1,246	1,205	743	669
Balances with central banks	4,591	4,705	1,127	1,526
Total	5,837	5,910	1,870	2,195
Of which
Obligatory balances with central banks	3,583	3,454	463	598

The Bank is required to maintain a current account with the BoG to facilitate interbank transactions with the central bank, its member banks, and other financial institutions through the Trans-European Automated Real-Time Gross Settlement Express Transfer system (TARGET).  BoG requires all banks established in Greece to maintain deposits with the central bank equal to 1% of total customer deposits as these are defined by the ECB.  Similar requirements apply to the other banking subsidiaries of the Group.  The Bank’s deposits at BoG bear interest at the refinancing rate as set by the ECB of 0.05% at 31 December 2014 while the corresponding deposits of Finansbank, UBB and certain other subsidiaries are non-interest bearing.

NOTE 18:  Due from banks

	Group		Bank
	31.12.2014	31.12.2013	31.12.2014	31.12.2013

Sight deposits with banks	664	428	258	223
Time deposits with banks	355	460	1,325	1,325
Securities purchased under agreements to resell	71	1	—	12
Deposits in margin accounts	1,875	1,587	1,875	1,587
Other	370	382	333	332
	3,335	2,858	3,791	3,479
Less: Allowance for losses on amounts due from banks	(11)	(11)	(1)	(1)
Total	3,324	2,847	3,790	3,478

Notes to the Financial Statements

Group and Bank

NOTE 19:  Financial assets at fair value through profit or loss

	Group		Bank
	31.12.2014	31.12.2013	31.12.2014	31.12.2013

Trading Securities:
Government bonds	313	304	22	19
Treasury bills	1,932	2,213	1,932	2,212
Other debt securities	152	530	94	180
Equity securities	9	33	1	—
Mutual funds units	2	7	—	—
Total	2,408	3,087	2,049	2,411

NOTE 20:  Derivative financial instruments

	Group			Bank
	31.12.2014			31.12.2014
	Notional	Fair values	Fair values	Notional	Fair values	Fair values
	amounts	Assets	Liabilities	amounts	Assets	Liabilities
Derivatives held for trading
Interest rate derivatives — OTC	48,013	3,472	3,419	38,354	3,109	3,074
Foreign exchange derivatives — OTC	12,630	120	102	4,572	41	19
Other types of derivatives — OTC	1,033	75	72	1,033	75	72
Interest rate derivatives — Exchange traded	1,502	3	1	1,502	3	1
Foreign exchange derivatives — Exchange traded	7	—	—	—	—	—
Other types of derivatives - Exchange traded	3,159	22	—	2,920	20	—
Total	66,344	3,692	3,594	48,381	3,248	3,166

Derivatives held for fair value hedging
Interest rate derivatives — OTC	15,038	2,072	2,618	11,438	1,548	2,540
Total	15,038	2,072	2,618	11,438	1,548	2,540

Derivatives held for cash flow hedging
Interest rate derivatives — OTC	2,012	179	46	—	—	—
Total	2,012	179	46	—	—	—

Total	83,394	5,943	6,258	59,819	4,796	5,706

	Group			Bank
	31.12.2013			31.12.2013
	Notional	Fair values	Fair values	Notional	Fair values	Fair values
	amounts	Assets	Liabilities	amounts	Assets	Liabilities
Derivatives held for trading
Interest rate derivatives — OTC	44,504	2,169	1,958	38,618	1,844	1,691
Foreign exchange derivatives — OTC	9,741	129	194	2,851	19	20
Other types of derivatives — OTC	545	20	10	545	20	10
Interest rate derivatives — Exchange traded	1,046	1	4	1,046	1	4
Foreign exchange derivatives — Exchange traded	7	—	—	—	—	—
Other types of derivatives - Exchange traded	3,703	44	—	3,464	41	—
Total	59,546	2,363	2,166	46,524	1,925	1,725

Derivatives held for fair value hedging
Interest rate derivatives — OTC	14,270	1,180	860	11,288	656	834
Total	14,270	1,180	860	11,288	656	834

Derivatives held for cash flow hedging
Interest rate derivatives — OTC	1,117	128	3	—	—	—
Total	1,117	128	3	—	—	—

Total	74,933	3,671	3,029	57,812	2,581	2,559

Notes to the Financial Statements

Group and Bank

Credit risk

The Group calculates a separate CVA for each counterparty to which the Group has exposure. The CVA is estimated considering expected exposures generated using simulation techniques, as well as netting agreements and collateral postings. Furthermore, the CVA is based on expected loss rates derived from CDS rates observed in the market, or, if these are not available, the probability of default of the counterparty derived from internal rating models, or otherwise the regulatory risk weight is applied.

With respect to own credit risk, the Group estimates a Debit Value Adjustment (“DVA”) by applying a methodology symmetric to the one applied for CVA. The bilateral CVA for the Group and the Bank at 31 December 2014 amounted to a cumulative gain of €81 million and €79 million, respectively (2013: gain €30 million and €28 million, respectively). This increase is mainly attributable to the increase of the expected negative exposure on derivatives with the Hellenic Republic as a result of the significant decrease of interest rates between December 2014 and December 2013.

Fair value hedges

The Group’s and the Bank’s fair value hedges consist of interest rate swaps that are used to protect against changes in the fair value of fixed-rate, long-term financial instruments due to movements in market interest rates.

At 31 December 2014, the fair values of the outstanding derivatives of the Group and the Bank, designated under fair value hedge accounting, amounted to €(546) million and €(992) million respectively, presented in the Statement of Financial Position of the Group and the Bank as €2,072 million and €1,548 million positive fair values under derivative assets and €(2,618) million and €(2,540) million negative fair values under derivative liabilities respectively. For those derivatives at 31 December 2014, the Group and the Bank recognized in the income statement €(799) million and €(697) million respectively, fair value changes on derivatives designated under fair value hedge accounting. This amount was offset by €1,004 million and €891 million fair value changes recognized on hedged items of the Group and the Bank respectively.

At 31 December 2013, the fair values of the outstanding derivatives of the Group and the Bank, designated under fair value hedge accounting, amounted to €320 million and €(178) million respectively, presented in the Statement of Financial Position of the Group and the Bank as €1,180 million and €656 million positive fair values under derivative assets and €(860) million and €(834) million negative fair values under derivative liabilities respectively.

For derivatives designated as hedging instruments in fair value hedges at 31 December 2013, the Group and the Bank recognized in the income statement €622 million and €364 million respectively, fair value changes on derivatives designated under fair value hedge accounting. This amount was offset by €(562) million and €(305) million fair value changes recognized on hedged items of the Group and the Bank respectively.

Cash flow hedges

As at 31 December 2014, the Group’s cash flow hedges consist of a) cross currency and interest rate swaps, used to hedge the variability in cash flows of customers’ deposits in USD and TL respectively that are attributable to changes in the market interest rates and b) foreign currency denominated liabilities used to hedge the variability in the proceeds of a highly probable forecast sale of fixed assets, denominated in foreign currency. The hedged highly probable forecast transactions are expected to occur at various dates within the first quarter of 2015. For the year ended 31 December 2014, the Group recognized in other comprehensive income a loss on cash flow hedging instruments of €(49) million (2013: gain €52 million) and reclassified from other comprehensive income into the income statement an amount of €1 million, relating to terminated hedge relationships. As at 31 December 2014, there was no hedge ineffectiveness to be recorded.

NOTE 21:  Loans and advances to customers

	Group		Bank
	31.12.2014	31.12.2013	31.12.2014	31.12.2013
Mortgages	21,956	22,505	18,204	18,558
Consumer loans	8,780	8,633	4,372	4,881
Credit cards	4,895	5,691	1,322	1,396
Small business lending	6,851	6,360	4,085	4,274
Retail lending	42,482	43,189	27,983	29,109
Corporate and public sector lending	36,201	32,914	24,288	24,356
Total before allowance for impairment on loans and advances to customers	78,683	76,103	52,271	53,465
Less: Allowance for impairment on loans and advances to customers	(10,574)	(8,853)	(8,740)	(7,138)
Total	68,109	67,250	43,531	46,327

Notes to the Financial Statements

Group and Bank

Included in the Group’s loans and advances to customers, as at 31 December 2014, are mortgage loans and corporate loans designated at fair value through profit or loss amounting to €42 million (31 December 2013: €76 million). The Bank has no loans and advances to customers designated at fair value through profit or loss.

As at 31 December 2014, corporate and public sector lending for the Group and the Bank includes a loan to the Greek state of €6,628 million (31 December 2013: €5,959 million). The whole agreement with the Greek state relating to this loan also includes an embedded derivative that has been bifurcated and accounted for as a separate derivative.

Movement in the allowance for impairment on loans and advances to customers

Group

	31.12.2014				31.12.2013
	Retail Lending	Corporate Lending	Public sector Lending	Total	Retail Lending	Corporate Lending	Public sector Lending	Total
Balance at 1 January	5,386	3,387	80	8,853	4,695	2,460	615	7,770
Increase due to acquisitions	—	—	—	—	207	552	—	759
Impairment charge for credit losses (see Note 14)	1,603	855	(17)	2,441	1,108	542	(515)	1,135
Loans written off	(141)	(62)	—	(203)	(83)	(136)	(20)	(239)
Amounts recovered	75	3	—	78	54	4	—	58
Unwind of the discount	(191)	(112)	—	(303)	(239)	(5)	—	(244)
Sale of impaired loans	(311)	(25)	—	(336)	(216)	—	—	(216)
Foreign exchange rate differences	39	5	—	44	(140)	(30)	—	(170)
Balance at 31 December	6,460	4,051	63	10,574	5,386	3,387	80	8,853

Bank

	31.12.2014				31.12.2013
	Retail Lending	Corporate Lending	Public sector Lending	Total	Retail Lending	Corporate Lending	Public sector Lending	Total
Balance at 1 January	4,539	2,520	79	7,138	3,747	1,676	614	6,037
Increase due to acquisitions	—	—	—	—	215	520		735
Impairment charge for credit losses (see Note 14)	1,287	716	(16)	1,987	815	391	(515)	691
Loans written off	(82)	(33)	—	(115)	(40)	(46)	(20)	(106)
Amounts recovered	2	4	—	6	3	—	—	3
Unwind of the discount	(190)	(75)	—	(265)	(201)	(21)	—	(222)
Sale of impaired loans	—	(25)	—	(25)	—	—	—	—
Foreign exchange rate differences	—	14	—	14	—	—	—	—
Balance at 31 December	5,556	3,121	63	8,740	4,539	2,520	79	7,138

Included in the allowance for impairment on loans and advances to customers for 2014 and 2013 are amounts of €50 million and €51 million (Bank: €136 million and €122 million respectively), which relate to credit risk amounts for Letter of Credits and Letter of Guarantees granted to Group customers.

Securitisation of loans and Covered Bonds

Loans and advances to customers include securitised loans and loans used as collateral in the covered bonds program, as follows:

Securitised loans

	Group		Bank
	31.12.2014	31.12.2013	31.12.2014	31.12.2013

Consumer loans (Revolver 2008 — 1 Plc — December 2008)	—	800	—	800
Credit cards (Revolver 2008 — 1 Plc — December 2008)	—	974	—	974
Receivables from Public sector (Titlos Plc — February 2009)	6,628	5,959	6,628	5,959
Mortgages (Spiti Plc - September 2011)	1,253	1,403	1,253	1,403
Auto loans (Autokinito Plc - September 2011)	83	156	83	156
Consumer loans (Agorazo Plc — September 2011)	888	1,134	888	1,134
Total securitized loans	8,852	10,426	8,852	10,426

During 2014, the securitised loans from the special purpose entity Revolver 2008-1 Plc were repurchased by the Bank.

Notes to the Financial Statements

Group and Bank

The Bank, through its special purpose entities, has the following securitized notes in issue as at 31 December 2014:

Issuer	Description	Type of collateral	Issue date	Maturity date	Nominal amount in million €		Interest rate
Titlos Plc	Floating Rate Asset Backed Notes	Receivables from Public sector	26 February 2009	September 2039	5,100	(2)	Paid semi-annually at a rate of six month Euribor plus 50 bps
Spiti Plc	Asset Backed Floating Rate Notes- Class A	Residential mortgages	20 September 2011	September 2058	1,500	(1), (3)	Paid semi-annually at a rate of six month Euribor plus a margin of 200 bps
Spiti Plc	Asset Backed Floating Rate Notes- Class B	Residential mortgages	20 September 2011	September 2058	250	(1)	Paid semi-annually at a rate of six month Euribor plus a margin of 400 bps
Autokinito Plc	Asset Backed Floating Rate Notes- Class A	Auto loans	23 September 2011	September 2023	400	(1), (3)	Paid semi-annually at a rate of six month Euribor plus a margin of 200 bps
Autokinito Plc	Asset Backed Floating Rate Notes- Class B	Auto loans	23 September 2011	September 2023	97	(1)	Paid semi-annually at a rate of six month Euribor plus a margin of 350 bps
Agorazo Plc	Asset Backed Floating Rate Notes- Class A	Consumer loans	23 September 2011	September 2033	1,250	(1), (4)	Paid semi-annually at a rate of six month Euribor plus a margin of 300 bps
Agorazo Plc	Asset Backed Floating Rate Notes- Class B	Consumer loans	23 September 2011	September 2033	413	(1)	Paid semi-annually at a rate of six month Euribor plus a margin of 450 bps

(1) The Bank retains the option to call the notes on any interest payment date issue new notes, or sell them as is to investors.

(2) The Bank retains the option to call the notes on any re-novation date or on any optional redemption date and issue new notes or sell them as is to investors. The outstanding balance of Titlos Plc as at 31 December 2014 is €4.537 million and has been rated Caa1 by Moody’s.

(3) On 20 March 2014, Spiti Plc and Autokinito Plc proceeded with the partial redemption of class A notes of €116 million and of €50 million, respectively. Furthermore, on 22 September 2014, Spiti Plc and Autokinito Plc proceeded with the partial redemption of class A notes of €89 million and of €38 million, respectively. The outstanding amounts of Spiti Plc and Autokinito Plc as at 31 December 2014 are €1,006 million and €1 million respectively.

(4) Agorazo Plc proceeded with the partial redemption of class A notes of €159 million on 17 March 2014 and €132 million on 15 September 2014. The outstanding amount of Agorazo Plc as at 31 December 2014 is €546 million.

Revolver 2008-1 Plc, by 15 April 2014, proceeded with the full redemption of the remaining €265 million Class A Notes and the €269 million Class B Notes and from 29 January 2015 is under liquidation.

The above notes are held by the Bank and therefore are not presented as liabilities on the Statement of Financial Position.

Covered bonds

	Group		Bank
	31.12.2014	31.12.2013	31.12.2014	31.12.2013

Mortgages	9,403	11,489	9,403	11,489
of which eligible collateral	9,121	10,388	9,121	10,388

Under the covered bond Programs I and II, the Bank has the following covered bond series in issue as at 31 December 2014:

Program	Series number	Type of collateral	Issue date	Maturity date	Nominal amount in million €		Interest rate
Program I(1)	Series 3	Residential mortgage loans	7 October 2009	October 2016	846	(3)	Paid annually at a fixed coupon rate of 3.875%
Program II(2)	Series 1	Residential mortgage loans	24 June 2010	June 2021(5)	1,150	(5)	Paid quarterly at rate of three month Euribor plus a margin of 250 bps(5)
Program II(2)	Series 2	Residential mortgage loans	24 June 2010	June 2020(6)	1,200	(6)	Paid quarterly at rate of three month Euribor plus a margin of 240 bps(6)
Program II(2)	Series 3	Residential mortgage loans	24 June 2010	June 2019	1,350	(7)	Paid quarterly at rate of three month Euribor plus a margin of 230 bps(7)
Program II (2)	Series 4	Residential mortgage loans	25 November 2010	December 2018	1,100	(4)	Paid quarterly at rate of three month Euribor plus a margin of 210 bps

Notes to the Financial Statements

Group and Bank

(1) €10 billion global covered bonds program (“Program I”) established on 26 November 2008. The issue under this Program is currently rated B1 by Moody’s and BB by Fitch.

(2) €15 billion covered bonds program (“Program II”) established on 21 June 2010. The issues under this Program are currently rated Ba3 by Moody’s and B+ by Fitch.

(3) On 1 August 2012, the Bank proceeded with cancellation of the repurchase of covered bonds of €654 million. This issue is presented within “Debt securities in issue” (see Note 33) since all bonds were sold to domestic and foreign investors.

(4) On 9 March, 11 April and 14 May 2012, the Bank proceeded with the cancellation of covered bonds of €170 million, €70 million and €160 million respectively.

(5) On 7 November 2014, the Bank proceeded with the cancellation of €350 million. On 10 November 2014, the Bank amended the maturity from June 2015 to June 2021 and interest rate from ECB rate plus 170 bps to three month Euribor plus 250 bps.

(6) On 7 November 2014, the Bank proceeded with the cancellation of €300 million. On 10 November 2014, the Bank amended the maturity from June 2017 to June 2020 and interest rate from ECB rate plus 200 bps to three month Euribor plus 240 bps.

(7) On 7 November 2014, the Bank proceeded with the cancellation of €150 million. On 10 November 2014, the Bank amended the interest rate from ECB rate plus 230 bps to three month Euribor plus 230 bps.

On 9 April 2014, Series 6 of Program II of €1,300 million was cancelled.

Other than the Series 3 of Program I, all the above issues have not been sold to institutional investors, are held by the Bank and therefore are not presented within “Debt securities in issue”.

Information regarding covered bonds and securitizations can be found at the Bank’s site (www.nbg.gr) under “Investor Relations\Debt Investors”.

Loans and advances to customers include finance lease receivables:

	Group
	2014	2013
Maturity
Not later than 1 year	709	610
Later than 1 year but not later than 5 years	761	636
Later than 5 years	382	277
	1,852	1,523
Unearned future finance income on finance leases	(269)	(179)
Net investment in finance leases	1,583	1,344

Allowance for impairment on finance lease receivables in 2014 amounts to €303 million (2013: €213 million).

The net investment in finance leases may be analysed as follows:

	Group
	2014	2013
Maturity
Not later than 1 year	633	554
Later than 1 year but not later than 5 years	634	551
Later than 5 years	316	239
Net investment in finance leases	1,583	1,344

Notes to the Financial Statements

Group and Bank

NOTE 22: Investment securities

	Group		Bank
	31.12.2014	31.12.2013	31.12.2014	31.12.2013
Available-for-sale investment securities:
Debt securities
Greek government bonds	501	52	465	52
Treasury bills and other eligible bills	440	491	—	—
Debt securities issued by other governments and public sector entities	3,023	2,669	101	93
Corporate bonds incorporated in Greece	147	177	9	19
Corporate bonds incorporated outside Greece	68	80	3	7
Debt securities issued by Greek financial institutions	1	—	—	—
Debt securities issued by foreign financial institutions	222	307	130	604
Total debt securities	4,402	3,776	708	775
Equity securities	157	235	55	102
Mutual funds units	216	274	15	31
Total available-for-sale investment securities	4,775	4,285	778	908

Held-to-maturity investment securities:
Greek government bonds	73	67	—	—
Treasury bills and other eligible bills	99	110	—	—
Debt securities issued by other government and public sector entities	1,177	941	17	19
Corporate bonds incorporated outside Greece	11	10	—	—
Debt securities issued by foreign financial institutions	193	109	—	—
Debt securities issued by companies of the Group	—	—	944	883
Total held-to-maturity investment securities	1,553	1,237	961	902

Loans-and-receivables investment securities:
Greek government bonds	963	2,467	963	2,467
EFSF bonds received by HFSF	9,091	9,123	9,091	9,123
Debt securities issued by Greek financial institutions	293	292	5	6
Debt securities issued by foreign financial institutions	40	73	30	63
Debt securities issued by companies of the Group	—	—	28	1
Total loans and receivable securities	10,387	11,955	10,117	11,660

Total investment securities	16,715	17,477	11,856	13,470

During 2014, the Group’s and the Bank’s positions in Greek government bonds were reduced due to following repayments within the year:

a)   two Greek Government bonds in the loans-and-receivables investment securities with nominal amount €1,435 million and €50 million which were received by the Bank in exchange of the Redeemable Preference Shares issued to the Greek State in accordance with the Law 3723/2008 matured in May and July 2014, respectively, and

b)        a Greek Government bond guaranteed by ETEAN Fund (formerly known as TEMPME) in the loans-and-receivables investment securities with nominal amount €175 million matured in August 2014.

At 31 December 2014 Greek government bonds held by the Group and the Bank, and for which no impairment has been recognised comprised mainly of:

a)        Hellenic Republic Treasury bills held by the Group in the Available for Sale investment securities, maturing within 2015, with nominal amount €170 million and carrying amount €169 million.

b)        a Greek Government bond held by the Bank in the loans-and-receivables investment securities, maturing in 2057, with nominal amount €550 million and carrying value €963 million,

c)         New Greek government bonds in the Available for Sale investment securities maturing between 2017 and 2019 held by the Group with nominal value €499 million and carrying value of €397 million and by the Bank with nominal value €454 million and carrying value of €361 million.

d)        New Greek government bonds issued in the context of the PSI, maturing between 2023 and 2042 held by the Bank in the Available for Sale investment securities with nominal value €190 million and carrying value of €104 million and additional such bonds held by subsidiaries of the Bank in the held to maturity investment securities with nominal value €239 million and carrying value of €73 million.

The Group has concluded that there is no objective evidence of impairment with respect to these bonds described in (a)-(d) above, because although there are some impairment indications at the date these financial statements were authorized for issue, there is no expectation that the estimated future cash flows associated with these bonds, hence that the future cash flows will not be recovered in accordance with the contractual terms.

In 2013, the Group reclassified certain bonds of a carrying amount €617 million from available-for-sale into held to maturity as it now intends to hold these bonds until maturity.

In 2010, the Group and the Bank reclassified certain available-for-sale and trading securities as loans-and-receivables, and certain trading securities to the available-for-sale and held-to-maturity categories. On 31 December 2014, the carrying amount of the securities reclassified in 2010 and still held by the Group and the Bank, is €1,021 million and €964 million respectively. The market value of these securities is €286 million for the Group and €237 million for the Bank. During the period ended 31 December 2014, €16 million and €13 million of interest income were recognised by the Group and the Bank respectively. Had these securities not been reclassified, the available-for-sale securities reserve of the Group, net of tax, would have been lower by €26 million.  Respectively, the available-for-sale securities reserve for the Bank would have been lower by €28 million.

Notes to the Financial Statements

Group and Bank

The movement of investment securities may be summarised as follows:

	Group		Bank
	31.12.2014	31.12.2013	31.12.2014	31.12.2013
Available-for-sale investment securities:
Balance at 1 January	4,285	5,214	908	1,045
Additions within the period	5,314	7,778	1,218	575
Acquisitions / Acquisitions of business	—	387	—	202
Disposals (sales and redemptions) within the period	(5,003)	(7,810)	(884)	(795)
Transfers between portfolios / Transfers to subsidiaries & associates	(4)	(617)	(360)	—
Gains / (losses) from changes in fair value	126	(635)	(105)	(119)
Amortisation of premiums / discounts	57	(32)	1	—
Balance at 31 December	4,775	4,285	778	908

Held-to-maturity investment securities:
Balance at 1 January	1,237	356	902	1,030
Additions within the period	1,065	983	2	6
Acquisitions / Acquisitions of business	—	2	—	2
Disposals (sales and redemptions) within the period	(943)	(603)	(35)	(107)
Transfers between portfolios / Transfers to subsidiaries & associates	—	617	—	—
Amortisation of premiums / discounts	44	8	2	3
Foreign exchange differences	150	(126)	90	(32)
Balance at 31 December	1,553	1,237	961	902

Loans-and-receivables investment securities
Balance at 1 January	11,955	2,745	11,660	2,465
Additions within the period	121	9,121	149	9,121
Acquisitions / Acquisitions of business	—	89	—	89
Disposals (sales and redemptions) within the period	(1,715)	(191)	(1,715)	(160)
Impairment charge	—	110	—	82
Amortisation of premiums / discounts	26	82	23	64
Foreign exchange differences	—	(1)	—	(1)
Balance at 31 December	10,387	11,955	10,117	11,660

NOTE 23: Investment property

	Group
	Land	Buildings	Leased Properties	Total
Cost
At 1 January 2013	92	269	—	361
Transfers	—	—	10	10
Additions	105	150	—	255
At 31 December 2013	197	419	10	626

Accumulated depreciation & impairment
At 1 January 2013	(5)	(76)	—	(81)
Transfers	(1)	1	—	—
Depreciation charge	—	(6)	—	(6)
Impairment charge	1	(5)	—	(4)
At 31 December 2013	(5)	(86)	—	(91)

Net book amount at 31 December 2013	192	333	10	535

Cost
At 1 January 2014	197	419	10	626
Transfers	1	24	—	25
Additions	177	203	—	380
At 31 December 2014	375	646	10	1,031

Accumulated depreciation & impairment
At 1 January 2014	(5)	(86)	—	(91)
Foreign exchange differences	—	(2)	—	(2)
Transfers	—	(5)	—	(5)
Depreciation charge	—	(9)	—	(9)
Impairment charge	(3)	(9)	—	(12)
At 31 December 2014	(8)	(111)	—	(119)

Net book amount at 31 December 2014	367	535	10	912

The fair value of investment property as at 31 December 2014 exceeded the carrying amount. Rental income for the year ended 31 December 2014 amounts to €28 million (2013: €12 million).

NOTE 24: Equity method investments

	Group		Bank
	2014	2013	2014	2013

At 1 January	143	159	7	7
Additions/ transfers	6	17	3	—
Disposals/ transfers	(5)	(1)	—	—
Transfers to non-current assets held for sale	(2)	—	—	—
Share of profits/(losses) of equity method investments	1	(5)	—	—
Dividends	(6)	(6)	—	—
Impairment charge	—	(5)	—	—
Foreign exchange rate differences	4	(16)	—	—
At 31 December	141	143	10	7

The Group’s and Bank’s equity method investments are as follows:

		Tax years	Group		Bank
	Country	unaudited	31.12.2014	31.12.2013	31.12.2014	31.12.2013

Social Securities Funds Management S.A.	Greece	2010 & 2013-2014	20.00%	20.00%	20.00%	20.00%
Larco S.A.	Greece	2009-2014	33.36%	33.36%	33.36%	33.36%
Eviop Tempo S.A.	Greece	2012-2014	21.21%	21.21%	21.21%	21.21%
Teiresias S.A.	Greece	2010 & 2013-2014	39.93%	39.93%	39.93%	39.93%
Hellenic Spinning Mills of Pella S.A.(1)	Greece	—	20.89%	20.89%	20.89%	20.89%
Planet S.A.	Greece	1.7.2009-30.6.2010 & 2012-2014	36.99%	36.99%	36.99%	36.99%
Pyrrichos Real Estate S.A.	Greece	2010-2014	21.83%	21.83%	21.83%	21.83%
Aktor Facility Management S.A.	Greece	—	—	35.00%	—	35.00%
Sato S.A.	Greece	2006-2010 & 2013-2014	23.74%	—	23.74%	—
Olganos S.A.	Greece	2014	33.60%	—	33.60%	—
Bantas A.S. (Cash transfers and Security Services)	Turkey	2009-2014	33.27%	33.27%	—	—
Cigna Finans Pension	Turkey	2009-2014	48.91%	48.91%	—	—
UBB AIG Insurance Company A.D.(2)	Bulgaria	2009-2014	59.97%	59.97%	—	—
UBB Alico Life Insurance Company A.D.	Bulgaria	2009-2014	59.97%	59.97%	—	—
Drujestvo za Kasovi Uslugi AD (Cash Service Company)	Bulgaria	2010-2014	19.98%	19.98%	—	—

(1) Under liquidation.

(2) The UBB AIG Insurance Company A.D. has been reclassified to Non-current assets held for sale.

Based on the terms of the Joint Venture Agreements signed by group companies UBB and EH and companies of the Metlife and AIG, UBB ALICO Life Insurance Company AD and UBB AIG Insurance Company AD are jointly controlled. The terms of these Joint Venture Agreements require, for the taking of certain actions, the affirmative vote of all shareholders and the unanimous agreement by the Board

Notes to the Financial Statements

Group and Bank

of Directors of all parties. Based on the above neither party has unilateral control, therefore, the Group does not consolidate these entities and accounts for them using the equity method.

On 13 June 2014, the Board of Directors of Ethniki Insurance and UBB decided to proceed, jointly with AIG Central Europe & CIS Insurance Holding Corporation, with the disposal of UBB-AIG Insurance Company AD. The disposal is expected to be completed within the last quarter of 2015. As the management of both companies is committed to the sale of UBB-AIG Insurance Company AD, and the disposal is expected to be completed within the next twelve months, the aforementioned joint venture has been reclassified as of 31 December 2014 to non-current assets held for sale (see Note 30).

Summarised financial information in respect of the Group’s equity method investments is set out below based on the most recent financial information available:

	31.12.2014	31.12.2013
Total assets	324	331
Total liabilities	204	206
Net assets	120	125
Group’s share of net assets of equity method investments	43	46

Total revenue	234	131
Total profit/(loss) for the year	(1)	(2)
Group’s share of profit/(loss) of equity method investments	1	(5)

The difference between the “Equity method investments” and the Group’s share of net assets of equity method investments represents purchased goodwill.

NOTE 25:  Goodwill, software and other intangibles assets

	Group						Bank
	Goodwill	Software	Other finite life intangibles	Other indefinite life intangibles	Other intangibles	Total	Software	Other intangibles	Total

Cost
At 1 January 2013	1,977	621	169	137	105	3,009	359	130	489
Foreign exchange differences	(312)	(35)	(31)	(26)	1	(403)	—	—	—
Acquisition of a subsidiary	—	—	—	—	3	3	—	—	—
Transfers	—	1	—	—	(2)	(1)	—	—	—
Additions	9	63	—	—	1	73	23	3	26
Disposals and write offs	(43)	(4)	—	—	—	(47)	—	(21)	(21)
At 31 December 2013	1,631	646	138	111	108	2,634	382	112	494

Accumulated amortisation & impairment
At 1 January 2013	(245)	(421)	(137)	—	(68)	(871)	(259)	(96)	(355)
Foreign exchange differences	—	24	29	—	—	53	—	—	—
Disposals and write offs	2	1	—	—	—	3	—	21	21
Amortisation charge	—	(65)	(20)	—	(16)	(101)	(32)	(17)	(49)
Impairment charge	(9)	—	—	—	—	(9)	—	—	—
At 31 December 2013	(252)	(461)	(128)	—	(84)	(925)	(291)	(92)	(383)

Net book amount at 31 December 2013	1,379	185	10	111	24	1,709	91	20	111

Cost
At 1 January 2014	1,631	646	138	111	108	2,634	382	112	494
Foreign exchange differences	62	8	5	3	—	78	—	—	—
Transfers	—	1	—	—	(1)	—	—	—	—
Additions	23	82	—	—	17	122	35	15	50
Disposals and write offs	—	(3)	—	—	6	3	(1)	—	(1)
At 31 December 2014	1,716	734	143	114	130	2,837	416	127	543

Accumulated amortisation & impairment
At 1 January 2014	(252)	(461)	(128)	—	(84)	(925)	(291)	(92)	(383)
Foreign exchange differences	(2)	(5)	(4)	—	—	(11)	—	—	—
Disposals and write offs	—	2	—	—	(6)	(4)	1	—	1
Amortisation charge	—	(68)	(4)	—	(11)	(83)	(32)	(10)	(42)
Impairment charge	(58)	—	—	—	—	(58)	—	—	—
At 31 December 2014	(312)	(532)	(136)	—	(101)	(1,081)	(322)	(102)	(424)

Net book amount at 31 December 2014	1,404	202	7	114	29	1,756	94	25	119

Notes to the Financial Statements

Group and Bank

Subsequent to initial recognition, goodwill is stated at cost, as established at the date of acquisition less accumulated impairment losses. Goodwill is allocated to cash-generating units (“CGUs”) for the purpose of impairment testing. The allocation is made to those cash-generating units that are expected to benefit from the business combination in which the goodwill arose. The assessment of goodwill for impairment requires the use of certain assumptions and estimates, which Management believes are reasonable and supportable in the existing market environment and commensurate with the risk profile of the assets valued. However, different ones could be used which would lead to different results.

The Group assesses goodwill for possible impairment annually or more frequently if there are indications for impairment. The assessment involves estimating whether the carrying amount of the goodwill remains fully recoverable. When making this assessment the Group compares the carrying value of the CGU to which the goodwill is allocated to its recoverable amount, which is the higher of fair value less cost to sell and value in use.  Fair value is estimated by reference to market value, if available, or is determined by a qualified appraiser or pricing model. Determination of a fair value and value in use requires management to make assumptions and use estimates. If the recoverable amount is less than the carrying amount, an irreversible impairment loss is recognized, and the goodwill is written down by the excess of the carrying amount of the unit over its recoverable amount.

As at 31 December 2014, from the total goodwill of €1,404 million, the CGU to which significant goodwill of €1,266 million has been allocated, is the Turkish operations and the goodwill relates to the acquisition of Finansbank. The remaining amount of goodwill relates to certain subsidiaries which do not account for a significant amount of goodwill on an individual basis. The Group adopted a value in use (“VIU”) test for this CGU, based upon management’s latest five year forecasts, long-term growth rates based on the respective country GDP rates adjusted for inflation and risk discount rates based on observable market long-term government bond yields and average industry betas from comparable entities of the Turkish banking sector adjusted for an appropriate equity risk premium based on independent analysis.

The key assumptions used to estimate the fair value of the Turkish operations’ CGU, as at 31 December 2014, were the terminal growth rate of 6.2% (2013: 5.5%) which was based on recent analyst reports for the Turkish banking sector, pre-tax discount rate of 16.6% (2013: 18.6%) which was calculated based on the average cost of equity of the comparable entities of the Turkish banking sector as derived by recent analyst reports, terminal net interest margin of 5.4% (2013: 5.2%), and terminal provisions coverage ratio of 76.3% (2013: 71.2%) which were based on economic forecasts of the Bank. Based on this assessment, no impairment to the carrying amounts of goodwill and brand names relating to the acquisition of Finansbank is required. This conclusion does not change if reasonably possible changes in key assumptions are applied.

As at 31 December 2014, an impairment of €58 million was recognised relating to the goodwill associated with the investments of our Private Equity Funds in UK.

NOTE 26:  Property and equipment

Group	Land	Buildings	Vehicles & equipment	Leasehold improvements	Assets under construction	Total

Cost
At 1 January 2013	929	1,092	1,118	257	9	3,405
Foreign exchange differences	—	(15)	(61)	(29)	—	(105)
Acquisition of subsidiaries	14	15	7	2	—	38
Transfers	(80)	(129)	(29)	(2)	(9)	(249)
Additions	—	3	92	25	3	123
Disposals and write offs	—	(1)	(27)	(7)	—	(35)
At 31 December 2013	863	965	1,100	246	3	3,177

Accumulated depreciation & impairment
At 1 January 2013	(54)	(417)	(807)	(157)	—	(1,435)
Foreign exchange differences	—	3	47	19	—	69
Transfers	(1)	38	26	—	—	63
Disposals and write offs	—	—	13	5	—	18
Depreciation charge	—	(22)	(71)	(26)	—	(119)
Impairment charge	(5)	1	(3)	—	—	(7)
At 31 December 2013	(60)	(397)	(795)	(159)	—	(1,411)

Net book amount at 31 December 2013	803	568	305	87	3	1,766

Cost
At 1 January 2014	863	965	1,100	246	3	3,177
Foreign exchange differences	—	20	16	7	—	43
Acquisition of subsidiaries	1	1	—	—	—	2
Transfers	—	(30)	2	(1)	(25)	(54)
Additions	10	368	71	12	34	495
Disposals and write offs	(8)	(12)	(25)	(2)	—	(47)
At 31 December 2014	866	1,312	1,164	262	12	3,616

Accumulated depreciation & impairment
At 1 January 2014	(60)	(397)	(795)	(159)	—	(1,411)
Foreign exchange differences	—	1	(9)	(4)	—	(12)
Transfers	—	7	—	1	—	8
Disposals and write offs	—	1	18	2	—	21
Depreciation charge	—	(23)	(64)	(26)	—	(113)
At 31 December 2014	(60)	(411)	(850)	(186)	—	(1,507)

Net book amount at 31 December 2014	806	901	314	76	12	2,109

Notes to the Financial Statements

Group and Bank

In 2013, property and equipment under “Transfer” includes an amount of €184 million of Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A. (an 100% subsidiary of Astir Palace Vouliagmenis) reclassified as “Non-current assets held for sale “. For more information please refer to Note 30.

Bank	Land	Buildings	Vehicles & equipment	Leasehold improvements	Assets under construction	Total
Cost
At 1 January 2013	121	151	576	138	1	987
Acquisitions - new business	6	4	5	2	—	17
Additions	—	1	17	4	—	22
Disposals and write offs	(43)	(60)	(1)	(1)	—	(105)
At 31 December 2013	84	96	597	143	1	921

Accumulated depreciation & impairment
At 1 January 2013	(4)	(73)	(491)	(88)	—	(656)
Disposals and write offs	—	36	1	1	—	38
Depreciation charge	—	(3)	(29)	(8)	—	(40)
At 31 December 2013	(4)	(40)	(519)	(95)	—	(658)

Net book amount at 31 December 2013	80	56	78	48	1	263

Cost
At 1 January 2014	84	96	597	143	1	921
Foreign exchange differences	—	—	—	1	—	1
Transfers	—	1	—	—	(1)	—
Additions	—	—	19	12	1	32
Disposals and write offs	—	—	(4)	—	—	(4)
At 31 December 2014	84	97	612	156	1	950

Accumulated depreciation & impairment
At 1 January 2014	(4)	(40)	(519)	(95)	—	(658)
Disposals and write offs	—	—	4	—	—	4
Depreciation charge	—	(2)	(25)	(9)	—	(36)
At 31 December 2014	(4)	(42)	(540)	(104)	—	(690)

Net book amount at 31 December 2014	80	55	72	52	1	260

Notes to the Financial Statements

Group and Bank

NOTE 27: Deferred tax assets and liabilities

	Group		Bank
	31.12.2014	31.12.2013	31.12.2014	31.12.2013

Deferred tax assets:
Unamortized PSI losses	1,888	1,958	1,888	1,958
Securities	(5)	68	—	—
Derivatives	—	1	—	—
Property and equipment and intangible assets	(3)	(8)	—	(12)
Pension and other post retirement benefits	3	3	—	—
Insurance reserves	—	21	—	—
Loans and advances to customers	1,395	12	1,385	—
Tax losses	646	168	582	158
Other temporary differences	100	191	—	85
Deferred tax assets	4,024	2,414	3,855	2,189

	Group		Bank
	31.12.2014	31.12.2013	31.12.2014	31.12.2013

Deferred tax liabilities:
Securities	(11)	(1)	—	—
Derivatives	23	6	—	—
Property and equipment and intangible assets	27	25	—	—
Pension and other post retirement benefits	(9)	(6)	—	—
Insurance reserves	1	1	—	—
Loans and advances to customers	25	45	—	—
Other temporary differences	(12)	(17)	—	—
Deferred tax liabilities	44	53	—	—

Deferred tax charge in the income statement

	Group		Bank
	31.12.2014	31.12.2013	31.12.2014	31.12.2013

Unamortized PSI losses	(70)	1,430	(70)	1,430
Securities	(53)	(136)	—	—
Derivatives	(18)	(310)	—	(322)
Property and equipment and intangible assets	9	(1)	12	(6)
Pension and other post retirement benefits	1	(55)	—	(57)
Insurance reserves	(21)	12	—	—
Loans and advances to customers	1,399	(164)	1,385	(160)
Tax losses	478	161	424	158
Other temporary differences	(108)	182	(87)	61
Deferred tax charge in the income statement	1,617	1,119	1,664	1,104
Deferred tax through OCI	2	16	—	—
Net deferred tax movement	1,619	1,135	1,664	1,104

The Group and the Bank believe that the realization of the recognized DTA of €4,024 million and €3,855 million respectively, at 31 December 2014 is probable based upon expectations of Group’s and Bank’s taxable income in the future (see Note 3).

At 31 December 2014, cumulative Group tax losses amounted to €4,093 million (2013: €1,953 million) and were incurred in 2009 through to 2014. The amount of €3,649 million (2013: €1,708 million) relates to the Bank and were incurred in 2010 through to 2014. Management has estimated that tax losses of €2,497 million for the Group and €2,237 million for the Bank (2013: €729 million and €608 million) can be utilised thus a DTA of €646 million and €582 million (2013: €168 million and €158 million) respectively has been recognised. The unused tax losses amounted to €1,596 million for the Group and €1,411 million for the Bank (2013: €1,224 million and

Notes to the Financial Statements

Group and Bank

€1,100 million) and the unrecognised DTA amounted to €401 million and €367 million (2013: €310 million and €286 million) respectively.  The following table presents the year of expiration of the unused tax losses for the Group and the Bank.

	Group	Bank
Year	31.12.2014	31.12.2014
2015	755	737
2016	21	—
2017	847	804
2018	175	138
2019	2,255	1,970
2020	16	—
2021	16	—
Unlimited	8	—
	4,093	3,649

The Group and the Bank have offset the deferred tax assets and deferred tax liabilities on an entity by entity basis based on the legally enforceable right to set off the recognized amounts i.e. offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority.

NOTE 28:  Insurance related assets and receivables

	Group
	31.12.2014	31.12.2013

Investments on behalf of policyholders who bear the investment risk (unit linked)	568	382
Insurance business receivables	155	168
Amounts receivable from reinsurers and reinsurance business receivables	83	132
Deferred acquisition costs (DAC)	42	39
Total	848	721

Investments on behalf of policyholders who bear the investment risk (Unit linked)

	Group
	31.12.2014	31.12.2013

Bonds	39	17
Shares	1	2
Mutual Funds	170	158
Deposits	358	205
Total	568	382

The unit-linked related assets are designated as at fair value through profit or loss. The changes in the fair value of the unit-linked related assets are offset in the income statement against changes in the fair value of unit-linked products reserves.

Notes to the Financial Statements

Group and Bank

NOTE 29:  Other assets

	Group		Bank
	31.12.2014	31.12.2013	31.12.2014	31.12.2013

Accrued interest and commissions	413	442	366	390
Receivables from Greek State	511	441	498	428
Tax prepayments and other recoverable taxes	15	15	5	6
Private equity: investees assets	116	104	—	—
Trade receivables	135	227	13	13
Assets acquired through foreclosure proceedings	261	270	89	105
Prepaid expenses	178	161	34	46
Hellenic Deposit and Investment Guarantee Fund	469	460	469	460
Cheques and credit card transactions under settlement	109	97	17	31
Other	384	541	277	780
Total	2,591	2,758	1,768	2,259

In accordance with article 6 of Law 3714/7.11.2008, the amount of deposits guaranteed by the Hellenic Deposit and Investment Guarantee Fund (HDIGF) is €100 thousand per client.  Accordingly, the contributions paid by banks to HDIGF increased from 2008 onwards.

Law 3746/16.2.2009 concerning HDIGF provides that the excess of annual contributions calculated in accordance with the above article 6 of Law 3714/2008, are included in a special reserve which is jointly owned by the credit institutions in proportion to their participation.

In accordance with article 10 of Law 3746/16.2.2009, HDIGF guarantees up to an amount of €30 thousand per client for investing activities.  In 2010, the participating credit institutions paid the first contributions relating to article 10 of Law 3746/16.2.2009 which provides that the said contributions are included in a special reserve which is jointly owned by the credit institutions in proportion to their participation.

In accordance with article 13A of Law 3746/16.2.2009, all financial institutions participating in HDIGF’s Resolution Section are liable for contributions at a rate of 0,09% calculated on their June average balance of total liabilities. In case that a financial institution is considered as not viable by the BoG, BoG may decide that the institution’s assets and liabilities to be transferred to a transferee institution. Following such decision, HDIGF’s Resolution Section will cover any funding gap from the said transfer.

NOTE 30:  Non-current assets held for sale and liabilities associated with non-current assets held for sale

Assets held for sale mainly comprise Astir Palace Vouliagmenis S.A and Astir Marina Vouliagmenis S.A.

On 10 February 2014, JERMYN STREET REAL ESTATE FUND IV L.P. (“JERMYN”) was nominated as Preferred Investor with regards to the international open competitive process in relation to the acquisition of a majority of the share capital of Astir Palace Vouliagmenis S.A (the “Process”). Further to the transaction approval by the Council of Audit on 5 June 2014, the Sale and Purchase Agreement for the abovementioned transaction was executed on 17 September 2014 between NBG, the Hellenic Republic Asset Development Fund S.A. (‘HRADF’) in their capacity as sellers, Apollo Investment Hold Co in its capacity as the buyer, and JERMYN in its capacity as Guarantor. Apollo Investment Hold Co is an SPV, 100% owned by JERMYN. The transaction is will be completed after the fulfilment of the relevant conditions precedent. These include, among others, the issuance and publication of the applicable Special Public Real Estate Area Development Plan (the “Plan”) in the Government Gazette. In March 2015, the Council of State reached a negative decision regarding the submitted Plan. Following these developments NBG in cooperation with HRADF and the Preferred Investor are considering a solution within the context of existing competitive process. Given that the delay is caused by events and circumstances beyond NBG’s control and that NBG remains committed to its plan to sell the subsidiary, the assets and liabilities of Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A. (an 100% subsidiary of Astir Palace Vouliagmenis S.A.) continue to be presented as non — current assets held for sale in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations”, as the requirements and conditions specified by the Standard are met. As at 31 December 2014 the cost of investment in Astir classified as assets held for sale on the Bank’s Statement of Financial Position is €255 million and the Group’s share of Astir Palace Vouliagmenis S.A. net assets is €133 million.

In addition, the carrying amount of €2 million of the Group’s joint venture company UBB-AIG Insurance Company AD has been reclassified to Non-current assets held for sale (see note 24).

Analysis of Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A. assets and liabilities after elimination of intragroup balances

Group
31.12.2014
Intangible assets and property and equipment	184
Deferred tax assets	1
Other	15
Total non-current assets held for sale	200

Retirement benefit obligations	1
Other	6
Total liabilities associated with non-current assets held for sale	7

Notes to the Financial Statements

Group and Bank

In December 2013, the Bank entered into a binding pre-agreement to dispose of its 100% participation on its subsidiary Grand Hotel Summer Palace S.A. and classified the subsidiary as held for sale. As of 30 September 2014, since the criteria for the classification were no longer met because the disposal has not taken place and as a result the pre-agreement is no longer valid, the Bank and the Group ceased to classify the subsidiary as held for sale. The assets and liabilities of the subsidiary, for the current and the comparative periods, were reclassified to the corresponding line items of the Statement of Financial Position from the lines “Non-current assets held for sale” and “Liabilities associated with non-current assets held for sale” of the Group and the Bank (i.e. property and equipment €11 million, deferred taxes €5 million, other assets €4 million and other liabilities €1 million, investment in subsidiaries €7 million for the Bank). The reclassification of the Grand Hotel Summer Palace S.A. subsidiary out of assets held for sale had no effect on the results and equity of the Group and the Bank for the current and prior periods.

NOTE 31:  Due to banks

	Group		Bank
	31.12.2014	31.12.2013	31.12.2014	31.12.2013

Demand deposits due to credit institutions	77	125	99	127
Time deposits due to credit institutions	1,658	1,214	1,420	979
Interbank deposits	152	367	100	457
Amounts due to ECB and Central Banks	14,247	20,703	14,242	20,703
Securities sold under agreements to repurchase	4,968	4,713	3,498	3,434
Other	1,124	775	1,122	773
Total	22,226	27,897	20,481	26,473

NOTE 32:  Due to customers

	Group		Bank
	31.12.2014	31.12.2013	31.12.2014	31.12.2013
Deposits:
Individuals	48,430	46,883	34,408	34,351
Corporate	12,684	11,843	6,103	7,430
Government and agencies	3,345	3,561	3,160	2,930
Other	470	589	459	579
Total	64,929	62,876	44,130	45,290

	Group		Bank
	31.12.2014	31.12.2013	31.12.2014	31.12.2013
Deposits:
Savings accounts	17,838	17,717	15,753	15,737
Current & Sight accounts	8,803	8,082	6,387	6,260
Time deposits	37,158	35,893	20,944	22,181
Other deposits	576	572	540	532
	64,375	62,264	43,624	44,710
Securities sold to customers under agreements to repurchase	84	23	47	1
Other	470	589	459	579
	554	612	506	580
Total	64,929	62,876	44,130	45,290

Notes to the Financial Statements

Group and Bank

Included in due to customers are deposits, which contain one or more embedded derivatives. The Group has designated such deposits as financial liabilities at fair value through profit or loss. As at 31 December 2014, these deposits amount to €16 million (2013: €282 million) for both the Group and the Bank.

In accordance with Law 4151/2013, all dormant deposit accounts for 20 years are subject to statute of limitations in favour of the Greek State.  All banks operating in Greece are required every year to remit the cash balances of such dormant accounts to the Greek State. The Bank in 2014 remitted to the Greek State €2 million.

NOTE 33:  Debt securities in issue

	Group			Bank
	Weighted Interest rate	31.12.2014	31.12.2013	Interest rate	31.12.2014	31.12.2013

Corporate bonds - floating rate	4.4%	277	54	—	—	—
Covered bonds - fixed rate	3.9%	872	810	3.9%	872	810
Fixed rate notes	5.1%	1,879	1,335	—	—	—
Floating rate notes	9.0%	912	—	—
Total		3,940	2,199		872	810

The financial terms of the major debt securities in issue as of 31 December 2014, are as follows:

Issuer	Type	Issue date	Maturity date	Currency	Nominal amount		Own held by the Group (nominal amount)	Interest rate
Corporate bonds
NBG Pangaea REIC	Floating rate bond	20 August 2014	July 2019	EUR	238		—	Paid quarterly Euribor plus 4,85%
Covered bonds
NBG	Fixed rate covered bonds- 3rd Series	7 October 2009	October 2016	EUR	846	(1)	—	Paid annually at a fixed coupon rate of 3,875%
Fixed and floating rate notes
Finansbank	Senior Unsecured Notes	11 May 2011	May 2016	USD	500		71	Paid semi-annually at fixed interest rate of 5,5%
Finansbank	Eurobond Fixed Rate Notes	1 November 2012	November 2017	USD	350		29	Paid semi-annually at fixed interest rate of 5,15%
Finansbank	Floating Rate Bonds(2)	9 April 2014	March 2015	TL	311		78	Paid quarterly Dibs plus 1,15%
Finansbank	Senior Unsecured Notes	25 April 2014	April 2019	USD	500		24	Paid semi-annually at fixed interest rate of 6,25%
NBG Finance Plc	Senior Unsecured Notes	30 April 2014	April 2019	EUR	750	(3)	—	Paid annually at fixed interest rate of 4,375%

Notes to the Financial Statements

Group and Bank

Finansbank	Floating Rate Bonds(2)	4 June 2014	April 2015	TL	223	49	Paid quarterly Dibs plus 1,15%
Finansbank	Floating Rate Bonds(2)	3 September 2014	September 2015	TL	204	71	Paid quarterly Dibs plus 1,00%
Finansbank	Floating Rate Bonds(2)	1 October 2014	October 2015	TL	138	25	Paid quarterly Dibs plus 1,20%
Finansbank	Floating Rate Bonds(2)	10 November 2014	May 2015	TL	384	2	Principal amount and interest will be paid at maturity at floating interest rate of Dibs plus 1,10%
Finansbank	Floating Rate Bonds(2)	14 November 2014	February 2015	TL	142	—	Principal amount and interest will be paid at maturity at floating interest rate of Dibs plus 0,80%
Finansbank	Floating Rate Bonds(2)	18 November 2014	February 2015	TL	148	17	Principal amount and interest will be paid at maturity at floating interest rate of Dibs plus 0,60%
Finansbank	Floating Rate Bonds(2)	21 November 2014	February 2015	TL	126	—	Principal amount and interest will be paid at maturity at floating interest rate of Dibs plus 0,80%
Finansbank	Floating Rate Bonds(2)	4 December 2014	April 2015	TL	300	6	Principal amount and interest will be paid at maturity at floating interest rate of Dibs plus 0,60%
Finansbank	Floating Rate Bonds(2)	8 December 2014	April 2015	TL	108	—	Principal amount and interest will be paid at maturity at floating interest rate of Dibs plus 0,80%
Finansbank	Floating Rate Bonds(2)	24 December 2014	November 2015	TL	244	1	Principal amount and interest will be paid quarterly at floating interest rate of Dibs plus 1,20%

(1) Includes fixed rate covered bonds issued by the Bank under the €10 billion covered bonds program, which are described in Note 21:  Loans and advances to customers and have been designated as financial liability at fair value through profit or loss. During 2014, net losses of €61 million (2013: €210 million) resulting from changes in the fair value of these notes were recorded in Net trading income / (loss) and results from investment securities. Fair value losses of €76 million were attributable to changes in instrument specific credit risk (2013: loss of €236 million). Interest expense is not recognized separately from fair value changes.  The carrying amount and amortized cost of these securities as at 31 December 2014 were €872 million and €852 million respectively (2013: €810 million and €850 million).

Notes to the Financial Statements

Group and Bank

(2) On 20 January 2011, Finansbank obtained the required permissions from legal authorities regarding the issuing of bank bonds with maturity of up to 1 year in the domestic market valued up to TL 1 billion.

(3) The proceeds of the Note were ultimately lent to the Bank and for the Bank, these proceeds are included in Note 34.

Major debt securities in issue redeemed or repurchased in 2014, are as follows:

Issuer	Type	Issue date	Redemption date	Currency	Nominal amount
Fixed / Floating rate notes
Finansbank	Fixed Rate Bonds(1)	19 April 2013	April 2014	TL	124
Finansbank	Fixed Rate Bonds(1)	11 October 2013	January 2014	TL	750
Finansbank	Fixed Rate Bonds(1)	25 October 2013	February 2014	TL	150
Finansbank	Fixed Rate Bonds(1)	25 November 2013	March 2014	TL	245
Finansbank	Fixed Rate Bonds(1)	12 December 2013	April 2014	TL	899
Finansbank	Fixed Rate Bonds(1)	24 December 2013	April 2014	TL	116
Finansbank	Fixed Rate Bonds(1)	11 February 2014	May 2014	TL	244
Finansbank	Fixed Rate Bonds(1)	28 February 2014	May 2014	TL	171
Finansbank	Fixed Rate Bonds(1)	16 April 2014	July 2014	TL	187
Finansbank	Fixed Rate Bonds(1)	30 April 2014	October 2014	TL	500
Finansbank	Fixed Rate Bonds(1)	12 May 2014	August 2014	TL	295
Finansbank	Fixed Rate Bonds(1)	30 May 2014	August 2014	TL	218
Finansbank	Fixed Rate Bonds(1)	24 June 2014	September 2014	TL	125
Finansbank	Floating Rate Bonds(1)	16 July 2014	October 2014	TL	148
Finansbank	Floating Rate Bonds(1)	11 August 2014	November 2014	TL	210
Finansbank	Floating Rate Bonds(1)	29 August 2014	November 2014	TL	223
Finansbank	Floating Rate Bonds(1)	23 September 2014	December 2014	TL	124

(1) On 20 January 2011, Finansbank obtained the required permissions from legal authorities regarding the issuing of bank bonds with maturity of up to 1 year in the domestic market valued up to TL 1 billion.

The major debt securities in issue issued after 31 December 2014 are as follows:

On 17 February 2015, Finansbank issued TL 108 million Dibs plus 0.60% floating rate notes, maturing in May 2015.

On 20 February 2015, Finansbank issued TL 150 million Dibs plus 0.80% floating rate notes, maturing in May 2015.

On 6 March 2015, Finansbank issued TL 150 million Dibs plus 0.90% floating rate notes, maturing in June 2015.

NOTE 34:  Other borrowed funds

	Group		Bank
	31.12.2014	31.12.2013	31.12.2014	31.12.2013

Subordinated notes - fixed rate	19	19	30	30
Subordinated notes - floating rate	—	—	74	72
Loans-fixed rate	1,050	1,309	767	—
Loans-floating rate	982	279	—	—
Total	2,051	1,607	871	102

Notes to the Financial Statements

Group and Bank

The financial conditions of the major borrowed funds as of 31 December 2014, are as follows:

Issuer	Type	Issue date	Maturity date	Currency	Nominal amount		Interest rate
Subordinated notes
NBG Finance Plc(1)	Fixed Rate Notes- Lower Tier II	3 August 2010	August 2020 (Early redemption 2015)	EUR	18		Paid annually at a rate of 7.0% for the first 5 years and 9.5% thereafter.
Major floating rate loans
Finansbank	Amended Facility Agreement	26 November 2014	November 2015	USD	396	(2)	Paid semi-annually at Libor plus 1%.
Finansbank	Amended Facility Agreement	27 November 2014	November 2015	EUR	353	(2)	Paid semi-annually at Euribor plus 1%.

(1) The amount represent the outstanding Nominal amount of the initial amount of €450 million issued on 23 July 2010, through UK-based subsidiary NBG Finance Plc, under NBG guarantee, and has been listed for trading on the Luxembourg Stock Exchange

(2) On 26 & 27 November 2014, Finansbank amended the dual tranche term loan facility signed on 27 & 28 November 2013, based on which the amounts of USD 167 million and €265 million were amended to USD 396 million and €353 million, respectively.

Included in the Bank’s fixed and floating rate subordinated notes are the amounts ultimately lent to the Bank under loan agreements with NBG Finance Plc, NBG Finance (Dollar) Plc and NBG Finance (Sterling) Plc, representing the proceeds of the securities issued by NBG Funding Ltd, which are described in Note 42.

Furthermore, the Bank’s fixed rate loans notes, include €750 million, ultimately lent to the Bank under loan agreements with NBG Finance Plc, representing the proceeds of the notes, and for the Group presented in Note 33.

Additionally, fixed rate borrowings primarily of Finansbank, Finans Leasing and Finans Factoring, amounting to €1,019 million (of which €206 million, €179 million and €634 million denominated in EUR, TL and USD respectively) and floating rate borrowings of the above mentioned companies, amounting to €256 million (of which €90 million and €166 million denominated in EUR and USD).

Moreover, floating rate borrowings of NBG Pangaea REIC subsidiaries amounting to €46 million, all denominated in EUR.

NOTE 35:  Insurance related reserves & liabilities

	Group
Insurance reserves	31.12.2014	31.12.2013

Life
Mathematical and premium reserves	916	933
Outstanding claims reserve	141	155
Other	1	10
Total	1,058	1,098
Insurance provisions for policies where the holders bear the investment risk (Unit linked)	315	318
Guaranteed benefit reserve for unit-linked insurance contracts	76	53
Total Life reserves	1,449	1,469

Property and Casualty
Unearned premia reserve	81	84
Outstanding claims reserve	482	532
Other	15	11
Total Property and Casualty reserves	578	627

Other Insurance liabilities
Liabilities relating to deposit administration funds (DAF)	201	191
Liabilities relating to unit-linked investment contracts	252	64
Amounts payable to brokers, agents and sales partners	35	36
Amounts payable to reinsurers	17	17
Total	2,532	2,404

Notes to the Financial Statements

Group and Bank

Movement in Life Insurance Reserves

	Group
	2014	2013

Balance 1 January	1,469	1,506
Increase in reserves	233	241
Paid claims and other movements	(253)	(278)
Balance at 31 December	1,449	1,469

Movement of Property & Casualty Insurance Reserves

	Group
	2014	2013

Balance 1 January	627	689
Incurred claims	50	77
Paid claims and other movements	(100)	(120)
Movement in unearned premium reserve	1	(19)
Balance at 31 December	578	627

Outstanding claims reserve of property & casualty insurance reserves

	Group			Group
	31.12.2014			31.12.2013
		Reinsurers’	Group		Reinsurers’	Group
	Total	share	share	Total	share	share

Reported claims	434	294	140	458	343	115
IBNR	48	19	29	74	45	29
Total	482	313	169	532	388	144

NOTE 36:  Other liabilities

	Group		Bank
	31.12.2014	31.12.2013	31.12.2014	31.12.2013

Accrued interest and commissions	260	273	258	274
Creditors and suppliers	257	209	165	111
Amounts due to government agencies	151	117	150	112
Private equity: liabilities of investee entities	290	248	—	—
Other provisions	86	105	58	63
Taxes payable - other than income taxes	109	100	34	39
Accrued expenses and deferred income	114	122	46	39
Payroll related accruals	64	74	20	22
Puttable instruments held by non-controlling shareholders	—	250	—	250
Cheques and credit card transactions under settlement	714	577	—	—
Short position on financial instruments at fair value through profit or loss	4	2	—	—
Other	550	330	232	1,183
Total	2,599	2,407	963	2,093

On 26 September 2014, International Finance Corporation (“IFC”) exercised its put option on Finasbank shares (see Note 46). As a result, NBG acquired the 5% of the voting common shares of its Turkish bank subsidiary Finansbank A.S.

Included in “Other” for the Bank as at 31 December 2013, is an amount of €1,067 million due to a 100% subsidiary that was liquidated in 2014.

The movement of other provisions for the Group and the Bank may be summarised as follows:

Notes to the Financial Statements

Group and Bank

	Group
	Litigation	Other	Total	Litigation	Other	Total
	2014	2014	2014	2013	2013	2013

Balance at 1 January	70	35	105	79	34	113
Provisions utilised during the year	(17)	(7)	(24)	(38)	(10)	(48)
Provisions charged/ (released) to income statement during the year	14	(10)	4	23	17	40
Legal provisions of acquired business	—	—	—	8	—	8
Foreign exchange differences	—	1	1	(2)	(6)	(8)
Balance 31 December	67	19	86	70	35	105

	Bank
	Litigation	Other	Total	Litigation	Other	Total
	2014	2014	2014	2013	2013	2013

Balance at 1 January	60	3	63	55	11	66
Provisions utilised during the year	(15)	—	(15)	(22)	(8)	(30)
Provisions charged/ (released) to income statement during the year	10	—	10	19	—	19
Legal provisions of acquired business	—	—	—	8	—	8
Balance 31 December	55	3	58	60	3	63

Legal proceedings: The Bank and certain of its subsidiaries are defendants in certain claims and legal actions and proceedings arising in the ordinary course of business. These actions and proceedings are generally based on alleged violations of consumer protection, banking, employment and other laws. None of these actions and proceedings is individually material. The Group and the Bank establishes accruals for all litigations, for which it believes it is probable that a loss will be incurred and the amount of the loss can be reasonably estimated. These accruals may change from time to time, as appropriate, in light of additional information. For the cases for which an accrual has not been recognized, management is not able to reasonably estimate possible losses, since the proceedings may last for many years, many of the proceedings are in early stages, there is uncertainty of the likelihood of the final result, there is uncertainty as to the outcome of pending appeals and there are significant issues to be resolved. However, in the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated Statement of Financial Position, results of operation or cash flows.

Other provisions include mainly staff leaving indemnities for subsidiaries not included in the actuarial valuation and untaken vacation indemnity.

NOTE 37:  Contingent liabilities, pledged, transfers of financial assets and commitments

a. Legal proceedings

The Group is a defendant in certain claims and legal actions arising in the ordinary course of business. For the cases for which a provision has not been recognized, Management is unable to estimate the possible losses because the proceedings may last for many years, many of the proceedings are in early stages, there is uncertainty of the likelihood of the final result, there is uncertainty as to the outcome of pending appeals and there are significant issues to be resolved. However, in the opinion of Management, after consultation with its legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated or separate Statement of Financial Position, income statement and cash flow statement.  However, at 31 December 2014 the Group and the Bank have provided for cases under litigation the amounts of €67 million and €55 million respectively (2013: €70 million and €60 million respectively).

b. Pending tax audits

Tax authorities have not yet audited all subsidiaries for certain financial years and accordingly their tax obligations for those years may not be considered final. Additional taxes and penalties may be imposed as a result of such tax audits; although the amount cannot be determined, it is not expected to have a material effect on the consolidated or separate Statement of Financial Position of the Group and the Bank. The Bank has been audited by the tax authorities up to and including the year 2008. Tax audit for the years 2009 and 2010, by the Greek Tax Authorities, was finalized on 4 February 2015. According to the tax assessment notice received on 11 March 2015, an additional tax of €36 million was levied to the Bank. The Bank intends to initiate court action and expects that will be vindicated. The financial years 2011, 2012 and 2013 were audited and 2014 is currently being audited by the independent auditor, Deloitte Hadjipavlou Sofianos & Cambanis S.A., in accordance with article 82 of Law 2238/1994. The tax audit certificates for the years 2011, 2012 and 2013 were unqualified and issued on 27 July 2012, 27 September 2013 and 10 July 2014, respectively. Based on article 6 of Ministerial Decision 1159/22.7.2011, the year 2011 is considered final for tax audit purposes and 2012 & 2013 financial years will be considered final for tax audit purposes 18 months after the issue of the tax audit certificates during which period, the tax authorities are entitled to re-examine the tax books of the Bank. For the subsidiaries and associates regarding unaudited tax years refer to Note 47 and Note 24, respectively.

Notes to the Financial Statements

Group and Bank

c. Credit commitments

In the normal course of business, the Group enters into a number of contractual commitments on behalf of its customers and is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These contractual commitments consist of commitments to extend credit, commercial letters of credit and standby letters of credit and guarantees. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of the conditions established in the contract. Commercial letters of credit ensure payment by the Bank to a third party for a customer’s foreign or domestic trade transactions, generally to finance a commercial contract for the shipment of goods. Standby letters of credit and financial guarantees are conditional commitments issued by the Group to guarantee the performance of a customer to a third party. All of these arrangements are related to the normal lending activities of the Group. The Group’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and commercial and standby letters of credit is represented by the contractual nominal amount of those instruments. The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

	Group		Bank
	31.12.2014	31.12.2013	31.12.2014	31.12.2013

Commitments to extend credit*	6	10	6	10
Standby letters of credit and financial guarantees written	6,503	5,665	3,935	3,856
Commercial letters of credit	796	593	424	332
Total	7,305	6,268	4,365	4,198

* Commitments to extend credit at 31 December 2014 include amount, which cannot be cancelled without certain conditions being met at any time and without notice, or for which automatic cancellation due to credit deterioration of the borrower is not allowed. Such commitments are used in the Risk Weighted Assets calculation for capital adequacy purposes under regulatory rules currently in force. The total commitments to extend credit at 31 December 2014 are €15,694 million (2013: €12,327 million)  and €6,417  million for the Bank (2013: €4,174 million)

d. Assets pledged

	Group		Bank
	31.12.2014	31.12.2013	31.12.2014	31.12.2013
Assets pledged as collateral	13,336	16,884	11,684	15,020

As at 31 December 2014, the Group and the Bank have pledged mainly for funding purposes with the Eurosystem, other central banks and financial institutions, the following instruments:

·                  trading and investment debt securities of €12,692 million (Bank: €11,040 million); and

·                  loans and advances to customers amounting to €644 million (Bank: €644 million).

Additionally to the amounts in the table above, the Bank has pledged for funding purposes with the Eurosystem and financial institutions:

·                  floating rate notes of €8,766 million, issued under the government-guaranteed borrowing facility provided by Law 3723/2008 (pillar II) and held by the Bank,

·                  Greek government bonds of €2,109 million obtained from Public Debt Management Agency under the provisions of Law 3723/2008 (pillar III), collateralized with customers loans.

In addition to the pledged items presented in the table above, as at 31 December 2014, the Group and the Bank have pledged an amount of €322 million included in due from banks with respect to a guarantee for the non-payment risk of the Hellenic Republic.

e. Transferred financial assets

As at 31 December 2014 the carrying amount of transferred financial assets, which have been transferred but are subject to continued recognition in full and the associated recognized liabilities are presented in the table below.

	Group		Bank
31.12.2014	Carrying amount of transferred assets	Carrying amount of associated liabilities	Carrying amount of transferred assets	Carrying amount of associated liabilities

Amounts due to ECB and Central Banks
Trading and investment securities	7,411	5,789	7,411	5,789
Securities sold under agreements to repurchase
Trading and investment securities	5,226	5,052	3,617	3,545
Other
Trading and investment securities	43	21	—	—

Total	12,680	10,862	11,028	9,334

Notes to the Financial Statements

Group and Bank

	Group		Bank
31.12.2013	Carrying amount of transferred assets	Carrying amount of associated liabilities	Carrying amount of transferred assets	Carrying amount of associated liabilities

Amounts due to ECB and Central Banks
Trading and investment securities	10,758	9,534	10,499	9,280
Securities sold under agreements to repurchase
Trading and investment securities	4,928	4,736	3,360	3,303
Other
Trading and investment securities	178	90	113	44

Total	15,864	14,360	13,972	12,627

Transactions whereby financial assets are transferred, but continue to be recognized in their entirety on the Group’s Statement of Financial Position relate to Eurosystem funding under the general terms applying to such agreements, and securities sold under agreements to repurchase (see Note 2.16, Note 31 and Note 32), which, in general, are conducted under standard market agreements. With respect to Eurosystem funding, a significant haircut is generally applied to the collateral, which results in the associated liabilities having a carrying value less than the carrying value of the transferred assets. As a result of these transactions, the Group is unable to use, sell or pledge the transferred assets for the duration of the transaction. The Group remains exposed to interest rate risk and credit risk on these pledged instruments. The counterparty’s recourse is not limited to the transferred assets.

The Group and the Bank have no transferred financial assets that are not subject to derecognition in full, but remain on the Statement of Financial Position to the extent of continuing involvement or were derecognised in full, but continuing involvement exists.

e. Operating lease commitments

	Group		Bank
	31.12.2014	31.12.2013	31.12.2014	31.12.2013

No later than 1 year	95	91	82	87
Later than 1 year and no later than 5 years	272	261	315	307
Later than 5 years	110	129	1,407	1,475
Total	477	481	1,804	1,869

The major part of operating lease commitments of the Bank relates to the operating lease rentals to NBG Pangaea REIC, a real estate investment company of the Group.  The leases typically run for a period of up to 25 years, with an option to renew the lease after the period. The Bank has waived its statutory right to terminate the leases, as provided by the Greek Commercial Leases Law, for 15 or 25 years, depending on the property and subject to a flexibility mechanism.

Notes to the Financial Statements

Group and Bank

NOTE 38:  Share capital, share premium and treasury shares

The total number of ordinary shares as at 31 December 2014 and 31 December 2013 was 3,533,149,631 and 2,396,785,994 respectively, with a nominal value of 0.30 Euro.

On 23 November 2012, the 2nd Repeat Extraordinary General Meeting of the Bank’s shareholders approved (i) the reduction in the Bank’s share capital through a reduction in the nominal value of the shares from 5.00 Euro to 1.00 Euro per share, as per article 4 para 4a of the Company Law 2190/1920 as amended, with the formation of a special reserve of an equal amount, and (ii) the increase in the Bank’s share capital with the issuance of new ordinary shares that will be subscribed in kind, that is, shares of Eurobank Ergasias S.A. (“Eurobank”), up to 552,948,427 ordinary voting shares of Eurobank, of nominal value 2.22 Euro per share. This share capital increase was covered exclusively by the shareholders of Eurobank, who accepted the tender offer, with abolition of the preemptive rights of existing shareholders. The Ministry of Development approved the above decision on 12 February 2013. This increase was partially covered (84.4%) through the contribution of 466,397,790 Eurobank shares (the “Tendered Shares”).

At its meeting of 22 February 2013 the Bank’s Board of Directors certified the increase, pursuant to partial coverage thereof. As a result the Bank’s share capital increased by €271 million by issuing 270,510,718 ordinary shares with nominal value of 1.00 Euro per share.  The fair value of these shares issued as the consideration paid for Eurobank amounted to €273 million and was based on the closing price of Bank’s share on the ATHEX on 15 February 2013.

On 29 April 2013, the 2nd Repeat Extraordinary General Meeting of the Bank’s shareholders approved a) the reverse split of the ordinary shares at a ratio of 10 existing shares of 1.00 Euro per share to be exchanged for 1 new share of 10.00 Euro per share, b) the reduction in the nominal value from 10.00 Euro per share to 0.30 Euro per share as per article 4 Para 4a of the Company Law 2190/1920 as amended, with the formation of a special reserve of an equal amount and c) the share capital increase by €9,756 million in the context of recapitalization of the banks.

On 19 June 2013, the Board of Directors certified that €1,079 million was covered by private investors in cash and €8,677 million by HFSF through the European Financial Stability Facility (“EFSF”) bonds already advanced to the Bank in 2012 and the Bank issued 2,274,125,874 ordinary shares of 0.30 Euro per share.

From the amount of €9,756 million, €682 million was credited to the share capital whereas the remaining amount of €9,074 million less expenses was credited to the share premium account.

On 10 May 2014, the extraordinary general meeting of the Bank’s shareholders approved the share capital increase by €2,500 million by issuing 1,136,363,637 ordinary shares of a par value of 0.30 Euro per share, through cancellation of the pre-emptive rights for existing shareholders, which was completed on 13 May 2014. The subscription price was set at 2.20 Euro per share as it was determined by the international book-building process outside Greece to institutional and other eligible investors.

On 12 May 2014, the Board of Directors certified that €2,500 million was covered in cash. From the amount of €2,500 million, €341 million was credited to the share capital while the remaining €2,159 million less expenses was credited to the share premium account.

Warrants

According to article 7 par.4 of Law 3864/2010 and the Cabinet Act 38/2012 (as amended by Cabinet Act 6/2013) issued on 26 June 2013, 245,779,626 warrants were granted to private investors participating in the aforementioned capital increase of the Bank according to Law 3864/2010 and Cabinet Act 38/2012. Trading of the warrants on the Athens Stock Exchange began on 27 June 2013.

In particular, warrants are transferable securities with no restrictions concerning their transfer. Each warrant incorporates the right of its holder to purchase from HFSF 8.22923881005499 new shares, acquired by HFSF due to its participation in the above capital increase of Bank. The warrants do not provide voting rights to holders or owners thereof.

The warrants may be exercised every six months, with the first exercise date being six months following their issuance and the last exercise date being fifty-four (54) months following their issuance. Call options not exercised until the last aforementioned exercise date will automatically cease to exist and the corresponding warrants will be cancelled by HFSF. The procedure for the exercise of the call option and their settlement, as well as any change in the rights and obligations of the holders of warrants that may occur during the term that the warrants are in force, is announced by the Bank on its website and in the Daily Bulletin of the Athens Stock Exchange at least 10 days prior to each date of exercise of the warrants.

The exercise price of the call option for each warrant in order to acquire new shares held by HFSF, will be equal to €4.29 plus accrued interest at an annual rate of 3% plus the margin:

·                  1% (100 basis points) for the first year from the Issue Date;

·                  2% (200 basis points) for the second year from the Issue Date;

·                  3% (300 basis points) for the third year from the Issue Date;

·                  4% (400 basis points) for the fourth year from the Issue Date; and

·                  5% (500 basis points) for the remaining period

on the number of new shares that the holder of the warrant is entitled to acquire upon exercise of his right. The exercise price will be adjusted accordingly in the event of corporate actions and is announced by the Bank on its website and in the Daily Bulletin of the Athens Stock Exchange. The last exercise date (27 December 2017) is the date of expiry of the warrants.

After 36 months from the issuance of the warrants, HFSF may, under certain conditions, transfer the underlying common shares to third parties without any compensation being owed to holders of warrants that decide not to acquire those shares.

Notes to the Financial Statements

Group and Bank

After the end of the third exercise period (29 December 2014), the warrants currently remaining in force are 245,748,459, whereas the shares of the Bank upon which they are drawn and which are held by HFSF are 2,022,322,834.

Restrictions on transfers of Bank’s shares

Transfers of the Bank’s shares are carried out as prescribed by law and are not subject to any restrictions pursuant to the Bank’s Articles of Association, except for the ordinary shares held by HFSF and are subject to the provisions of article 8 of Law 3864/2010 and article 3 par.7 of Cabinet Act 38/2012.

In particular, according to article 8 of Law 3864/2010, HFSF decides on the way and procedure for disposing its shares at a time it deems appropriate and in any case within five years from its participation in the Bank’s capital increase, provided that par.1 of article 7a of Law 3864/2010 applies. The disposal may take place gradually or one-off, at HFSF’s discretion, so long as all shares are disposed of within the time limits referred to above.  The disposal of shares within the time limits stipulated above may not be made to any entity belonging directly or indirectly to the Hellenic Republic, in accordance with Greek Law.  Furthermore, disposal shall be carried out with a view to protecting the interests of the Hellenic Republic, taking into consideration also to strengthen the financial stability and ensure a level-playing field in the financial sector.

Additionally, according to article 3 par. 7 of Cabinet Act 38/2012, without prejudice to the transfers which will take place due to exercise of the call option embedded in the Warrants, HFSF will not be able to transfer the shares which carry call option, for a period of 36 months after the issue date of the securities. After the expiry of the aforementioned period and until the final date of exercise of the call option, according to the same article of Cabinet Act 38/2012, HFSF may dispose its shares which carry call option according to the stipulations of paragraphs 7 — 11 of Article 3 of Law 3864/2010.

Restricted voting rights of the shares held by the HFSF

According to Article 7a par.1 of the Greek Law 3864/2010, the common shares held by HFSF give the right to HFSF to exercise its voting rights in the General Meeting of Shareholders only for decisions regarding amendments to the Articles of Association, including increase or reduction of capital or provision of proxy powers to the Board of Directors to that effect, merger, division, conversion, revival, extension of duration or dissolution of the company, transfer of assets, including the sale of subsidiaries or any other issue requiring an increased majority as provided by Company Law 2190/1920 on “sociétés anonymes”. Specifically, in order to calculate quorum and majority at the General Meeting, the shares of HFSF are not taken into account regarding decisions on matters other than those mentioned above. According to Article 7a of Greek Law 3864/2010, HFSF exercises its full voting rights without the aforementioned limitations if it is concluded, by decision of the HFSF General Council, that there is a breach of material obligations which are included in the restructuring plan or which promote its implementation.

Share Capital — Preference Shares

Non-cumulative, non-voting, redeemable preference shares

On 6 June 2008, the Bank issued 25,000,000 non-cumulative, non-voting, redeemable preference shares, of a nominal value of 0.30 Euro each. The shares were offered at a price of 25 Dollar per preference share in the form of American Depositary Shares (the “ADSs”), in the United States and are evidenced by American Depositary Receipts and listed on the New York Stock Exchange. The annual dividend is set to 2.25 Dollar per preference share.

On 31 May 2013, the Bank announced an offer to purchase for cash 22,500,000 out of the 25,000,000 outstanding American Depositary Shares at 12.50 Dollar per ADS upon the terms and subject to the conditions set forth in the Offer to Purchase. The Offer aimed to generate Core Tier I capital for the Bank and to further strengthen the quality of its capital base.

As of 28 June 2013, which was the expiration time of the Offer, 12,360,169 ADSs were validly tendered, representing approximately 49.4% of the ADSs outstanding at the expiration time. Based on the results of the Offer, the aggregate purchase cost for the tendered ADSs was USD155 million.

On 3 July 2013, the purchase of the 12,360,169 ADSs was settled by the Bank.

Therefore, following the purchase of the ADSs, 12,639,831 ADSs remain outstanding. The Bank cancelled any ADSs purchased pursuant to the Offer, and cancelled the Preference Shares represented thereby, following the completion of the requisite corporate approvals for cancellation of the Preference Shares.

Redeemable preference shares in favour of the Greek State

On 21 May 2009, following the Extraordinary General Meeting of the Bank’s Shareholders held on 22 January 2009, the Bank issued, 70,000,000 Redeemable Preference Shares at a nominal value of 5.00 Euro each with the cancellation of the pre-emptive rights of the existing shareholders in favour of the Greek State, in accordance with the Law 3723/2008.

On 22 December 2011, the Extraordinary General Meeting of the Bank’s Shareholders approved a) the share capital increase by €1,000 million through the issue of additional 200,000,000 Redeemable Preference Shares at a nominal value of 5.00 Euro each with the cancellation of the pre-emptive rights of the existing shareholders in favour of the Greek State, in accordance with the Law 3723/2008 and b) the revocation of the decision of the Extraordinary General Meeting of the Bank’s Shareholders held on 26 November 2010 regarding the repurchase by the Bank of the 70,000,000 Redeemable Preference Shares in favour of the Greek State, in accordance with the Law 3723/2008.

On 30 December 2011, following the above decision, the Bank issued the 200,000,000 Redeemable Preference Shares at a nominal value of 5.00 Euro each in favour of the Greek State.

Share Capital — Total

Following the above, the total paid-up share capital and share premium of the Group, as at 31 December 2014 are as follows:

Notes to the Financial Statements

Group and Bank

	Group
	# of shares	Par value	Share capital	Share premium	Total

Ordinary shares	3,533,149,631	0.30	1,060	13,866	14,926
Non-cumulative, non-voting, redeemable preference shares	12,639,831	0.30	4	194	198
Redeemable preference shares in favour of the Greek State	270,000,000	5.00	1,350		1,350
Total share capital			2,414	14,060	16,474

Treasury shares

Following the restrictions of Law 3723/2008 regarding the Hellenic Republic’s Bank Support Plan, the Bank possesses no treasury shares.  At a Group level, the treasury shares transactions are conducted by NBG Securities S.A.  As at 31 December 2014, the treasury shares transactions are summarized as follows:

	Group
	No of shares	€ million
At 1 January 2013	1,076	—
Purchases	10,167,100	47
Sales	(9,770,521)	(45)
At 31 December 2013	397,655	2

Purchases	32,698,747	81
Sales	(33,095,326)	(83)
At 31 December 2014	1,076	—

NOTE 39:  Tax effects relating to other comprehensive income / (expense) for the period

Group

	12 month period ended			12 month period ended
	31.12.2014			31.12.2013
	Gross	Tax	Net	Gross	Tax	Net

Items that may be reclassified subsequently to profit or loss:
Unrealised gains / (losses) for the period	4	(25)	(21)	(142)	4	(138)
Less: Reclassification adjustments included in the income statement	(90)	16	(74)	35	12	47
Available-for-sale securities	(86)	(9)	(95)	(107)	16	(91)
Currency translation differences	212	—	212	(1,150)	—	(1,150)
Cash flow hedge	(60)	12	(48)	45	(9)	36
Total of items that may be reclassified subsequently to profit or loss	66	3	69	(1,212)	7	(1,205)

Items that will not be reclassified subsequently to profit or loss:
Remeasurement of the net defined benefit liability / asset	(60)	2	(58)	37	—	37
Total of items that will not be reclassified subsequently to profit or loss	(60)	2	(58)	37	—	37
Other comprehensive income / (expense) for the period	6	5	11	(1,175)	7	(1,168)

Notes to the Financial Statements

Group and Bank

Bank

	12 month period ended			12 month period ended
	31.12.2014			31.12.2013
	Gross	Tax	Net	Gross	Tax	Net

Items that may be reclassified subsequently to profit or loss:
Unrealised gains / (losses) for the period	(113)	—	(113)	(118)	—	(118)
Less: Reclassification adjustments included in the income statement	(15)	—	(15)	118	—	118
Available-for-sale securities	(128)	—	(128)	—	—	—
Total of items that may be reclassified subsequently to profit or loss	(128)	—	(128)	—	—	—

Items that will not be reclassified subsequently to profit or loss:
Remeasurement of the net defined benefit liability / asset	(41)	—	(41)	25	—	25
Total of items that will not be reclassified subsequently to profit or loss	(41)	—	(41)	25	—	25
Other comprehensive income / (expense) for the period	(169)	—	(169)	25	—	25

NOTE 40:  Reserves & retained earnings

	Group		Bank
	31.12.2014	31.12.2013	31.12.2014	31.12.2013

Statutory reserve	392	392	296	279
Available-for-sale securities reserve	12	107	(84)	44
Defined benefit obligations	(189)	(131)	(161)	(120)
Currency translation differences reserve	(1,975)	(2,297)	—	—
Other reserves and retained losses	(5,102)	(5,006)	(7,869)	(7,865)
Total	(6,862)	(6,935)	(7,818)	(7,662)

The movement in the available-for-sale securities reserve is as follows:

	Group		Bank
	2014	2013	2014	2013

At 1 January	107	198	44	44
Net gains / (losses) from changes in fair value of AFS investments	(21)	(138)	(113)	(118)
Net (gains) / losses transferred to income statement upon disposal	(78)	(149)	(17)	(65)
Impairment losses on AFS investments	4	196	2	183
At 31 December	12	107	(84)	44

NOTE 41:  Non controlling interests

	Group
	2014	2013

At 1 January	683	70
(Acquisitions) /disposals	48	618
Share of net profit of subsidiaries	40	(2)
Foreign exchange differences	1	(3)
At 31 December	772	683

In 2014, the (Acquisition)/disposals includes the amount of €44 million and relates to the NBG Pangaea REIC share capital increase during 2014, without the participation of NBG and as a consequence the shareholding of NBG was reduced from 34.00% to 32.69%.

Notes to the Financial Statements

Group and Bank

In 2013, the (Acquisition)/disposals includes the amount of €629 million and concerns the 66.00% disposal of investment in NBG Pangaea REIC.

NOTE 42:  Preferred securities

NBG Funding Ltd (“NBG Funding”), a wholly owned subsidiary of the Bank, has issued the following Non — Cumulative Non Voting Preferred Securities (the “preferred securities”) guaranteed on a subordinated basis by the Bank. All preferred securities are perpetual. However, the preferred securities may be redeemed at par by NBG Funding, in whole but not in part, ten years after their issue or on any dividend payment date falling thereafter subject to the consent of the BoG.

Innovative preferred securities:

€350 million Series A Floating Rate securities issued on 11 July 2003 carrying a preferred dividend rate of three-month Euribor plus 175 bps until 11 July 2013 and three-month Euribor plus 275 bps thereafter, which is paid quarterly.

GBP 375 million Series E Fixed/Floating Rate securities issued on 8 November 2006 carrying a preferred dividend rate of 6,2889% fixed per annum until 8 November 2016 and thereafter floating of three month Libor plus 208 bps. The dividends are payable annually in arrears until 8 November 2016 and thereafter quarterly in arrears.

Non- innovative preferred securities:

€350 million Series B Constant Maturity Swap (“CMS”) Linked securities issued on 3 November 2004 carrying a preferred dividend rate of 6,25% the first year and thereafter of the 10 year EUR CMS mid swap rate plus 12,5 bps reset every six months and capped at 8% paid semi-annually.

USD 180 million Series C Constant Maturity Swap (“CMS”) Linked securities issued on 3 November 2004 carrying a preferred dividend rate of 6,75% the first year and thereafter of the 10 year USD CMS mid swap rate plus 12,5 bps reset every six months and capped at 8,5% paid semi-annually.

€230 million Series D Constant Maturity Swap (“CMS”) Linked securities issued on 16 February 2005 carrying a preferred dividend rate of 6% until 16 February 2010 and thereafter of the difference of the 10-year EUR CMS mid swap rate minus the 2-year mid swap rate multiplied by four subject to a minimum rate of 3,25% and capped at 10% paid annually.

The proceeds of the instruments issued by NBG Funding have been lent to NBG Finance Plc, NBG Finance (Dollar) Plc and NBG Finance (Sterling) Plc through Eurobond issues and ultimately lent to the Bank under loan agreements with the same terms as each one of the instruments referred to above but with a 31-year maturity. For the Bank, these loans are disclosed in Note 34.

On 23 May 2013, the Bank announced the results of the Tender Offer, which commenced on 8 May 2013 and expired on 22 May 2013, for the buy back of up to the total amount of the five different series of preferred securities non-cumulative non-voting (hybrid instruments) issued by our subsidiary NBG Funding Limited and guaranteed on a subordinated basis by the Bank. Based on the total nominal values of the securities, which were offered in the Tender Offer, the Bank has calculated that the final amount of the total nominal values accepted for repurchase is as follows:

Titles	Repurchase Price	Total Nominal Value accepted for the repurchase according to the Tender Offer		Total Nominal Value that is not in the possession of the Bank after the settlement date(1)
Series A	40%		€37		€19
Series B	40%		€20		€18
Series C	40%	USD	25	USD	14
Series D	40%		€13		€22
Series E	40%	GBP	1	GBP	9

(1)    For every series, the defined as the current total nominal value of the relevant Series less (a) the Titles that have been purchased by the Bank before the commencement of the Tender Offer and (b) the Titles that have been purchased by the Bank according to the Tender Offer.

The profit that resulted from the buy back of the hybrid instruments for the Group and the Bank amounted to €55 million.

The expiration deadline for the repurchase of the securities in offer by the Bank was 27 May 2013. The repurchase was funded by the Bank’s own existing funds.

Further to the above, the Bank proceeded with the acquisition of an additional portion of the outstanding preferred securities of an aggregate nominal amount of €2 million of series A, B and D.

Notes to the Financial Statements

Group and Bank

	Series A	Series E	Series B	Series C	Series D	Total
	Innovative preferred securities		Non- innovative preferred securities
At 1 January 2013	56	11	39	30	36	172
Purchases	(38)	(1)	(20)	(19)	(13)	(91)
Foreign exchange rate differences	—	—	—	(1)	—	(1)
31 December 2013 & 1 January 2014	18	10	19	10	23	80
Foreign exchange rate differences	—	1	—	1	—	2
31 December 2014	18	11	19	11	23	82

NOTE 43:  Dividends

In accordance with article 1, par. 3 of Law 3723/2008 regarding the Hellenic Republic’s Bank Support Plan, banks participating in the plan are allowed to distribute dividends of up to 35% of distributable profits, in accordance with article 3, par. 1 of Law 148/1967. The Greek State representative in the Board of Directors of the participating banks has a veto right in any decision that relates to dividend distribution.

There were no distributable funds available by the end of 2013. Therefore the Annual Ordinary General Meeting of the Bank’s shareholders held on 26 June 2014 took no decision on dividend distribution.

NOTE 44:  Cash and cash equivalents

	Group		Bank
	31.12.2014	31.12.2013	31.12.2014	31.12.2013

Cash and balances with central banks	2,253	2,456	1,408	1,596
Due from banks	864	974	1,150	1,187
Trading securities	1,210	715	1,210	715
Investment securities	122	110	—	—
Total	4,449	4,255	3,768	3,498

NOTE 45:  Related party transactions

The nature of the significant transactions entered into by the Group with related parties during the 12-month period ended 31 December 2014 and 2013 and the significant balances outstanding at 31 December 2014 and 31 December 2013 are presented below.

a. Transactions with members of the Board of Directors and management

The Group and the Bank entered into transactions with the members of the Board of Directors, the General Managers and the members of the Executive Committees of the Bank, the key management of other Group companies, as well as with the close members of family and entities controlled or jointly controlled by those persons.

All loans granted to related parties (i) were made in the ordinary course of business, (ii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (iii) did not involve more than the normal risk of collectability or present other unfavourable features, except for the following transactions:

The Bank grants loans to its employees on preferential terms compared to customers that are not employees. This policy, which is common practice for banks in Greece, applies only to employees and not to close members of family and entities controlled by them. The preferential terms mainly refer to a lower fixed interest rate of 2.12% for mortgage loans, while collateral is required as in the ordinary course of business. As such, certain General Managers and members of the Executive Committees of the Bank have taken loans with reduced interest rate of total amount €6 million as of 31 December 2014 (31 December 2013: €6 million).

The list of the members of the Board of Directors of the Bank is presented under Note 1.

As at 31 December 2014, loans, deposits and letters of guarantee, at Group level, amounted to €108 million, €16 million and €15 million respectively (31 December 2013: €88 million, €12 million and €16 million respectively), whereas the corresponding figures at Bank level amounted to €107 million, €6 million and €15 million (31 December 2013: €87 million, €4 million and €16 million respectively).

Total compensation to related parties amounted to €17 million (31 December 2013: €16 million) for the Group and to €7 million (31 December 2013: €5 million) for the Bank, mainly relating to short-term benefits.

b. Transactions with subsidiaries, associates and joint ventures

Transactions and balances between the Bank, its subsidiaries, associates and joint ventures are set out in the table below. At a Group level, only transactions and balances with associates and joint ventures are included, as transactions and balances with subsidiaries are eliminated on consolidation.

Notes to the Financial Statements

Group and Bank

	Group		Bank
	31.12.2014	31.12.2013	31.12.2014	31.12.2013

Assets	16	8	3,308	3,799
Liabilities	44	35	2,483	4,151
Letters of guarantee, contingent liabilities and other off balance sheet accounts	2	8	3,294	3,156

	12 month period ended		12 month period ended
	31.12.2014	31.12.2013	31.12.2014	31.12.2013

Interest, commission and other income	38	34	129	129
Interest, commission and other expense	9	8	209	201

c. Transactions with other related parties

The total receivables of the Group and the Bank from the employee benefits related funds as at 31 December 2014 amounted to €674 million (31 December 2013: €582 million).

The total payables of the Group and the Bank to the employee benefits related funds as at 31 December 2014, amounted to €142 million and €72 million respectively (31 December 2013: €134 million and €62 million respectively).

d. Transactions with HFSF

In the context of Law 3864/2008 regarding the recapitalization of the Greek banks and subject to a pre-subscription agreement, the HFSF, which is considered by the Bank to be a related party as defined in IAS 24, had contributed an amount of €9,756 million EFSF bonds as an advance for the participation in the Bank’s share capital increase that was completed in June 2013.

An amount of €1,079 million was covered by private investors. The HFSF contribution in the share capital increase eventually amounted to €8,677 million and the excess amount out of the advance was returned to the HFSF. Furthermore, the Bank paid €90 million to HFSF as underwriting fees.

NOTE 46:  Acquisitions, disposals and other capital transactions

On 20 March 2014, NBG Pangaea REIC acquired 100% of mutual fund ‘‘Picasso—Fondo Comune di Investimento Immobiliare Speculativo di Tipo Chiuso Riservato ad Investitori Qualificati’’ (Picasso—Closed End Real Estate Investment Fund Reserved to Qualified Investors). Picasso—Fondo owns building offices of a total area of 33 thousand sq.m., which are located in Rome and Milan. The consideration of the acquisition amounted to €38 million of which €37 million was paid in cash and €1 million was recognised as payable. The acquisition was part of NBG Pangaea REIC investment policy and within the normal course of its business in order to increase its presence in the real estate market.

The following table summarises the fair value of assets and liabilities acquired of Picasso—Fondo as of the date of acquisition which is 20 March 2014.

20.03.2014
ASSETS
Due from banks	1
Investment property	76
Other assets	2
Total assets	79

LIABILITIES
Due to banks	38
Other liabilities	2
Total liabilities	40
Net assets	39

Source: Unaudited financial information

On 24 April 2014, the dissolution of our 100% subsidiary, CPT Investments Ltd was completed.

On 24 April 2014 the Bank disposed of its participation (35%) in the associate “AKTOR FACILITY MANAGEMENT S.A.” for a consideration of €1 million.

Notes to the Financial Statements

Group and Bank

On 19 June 2014, the Board of Directors of the Bank and Ethniki Kefalaiou S.A., a wholly owned subsidiary of the Bank, agreed the merger of the two companies through absorption of the latter by the Bank.  The merger date was agreed to be 31 May 2014. The merger was completed on 23 December 2014 and accounted for at carrying values.

On 12 August 2014, NBG Pangaea REIC purchased 11,654,011 shares in MIG REAL ESTATE REIC (“MIGRE”) which represented 82.81% of MIGRE’s total paid-up share capital and voting rights. The consideration transferred amounted to €33 million which consisted of cash of €12 million and of 3,348,651 new redeemable common shares issued by NBG Pangaea REIC of fair value €21 million. The following table summarises the fair value of assets and liabilities acquired of MIGRE as of the date of acquisition which is 12 August 2014.

12.08.2014
ASSETS
Due from banks	3
Investment property	52
Other assets	2
Total assets	57

LIABILITIES
Debt securities in issue and other borrowed funds	12
Other liabilities	2
Total liabilities	14
Net assets	43
Proportionate share of non controlling interests	7

Source: Unaudited financial information

On 22 October 2014, NBG Pangaea REIC completed its mandatory tender offer (“MTO”) to the shareholders of MIGRE, and acquired 1,951,053 shares (13.86%) of MIGRE’s share capital at €3.10 per share, increasing its stake in MIGRE to 96.67%. Given the fact that upon completion of the MTO NBG Pangaea REIC held shares representing at least 90% of the voting rights of MIGRE, NBG Pangaea REIC was required, pursuant to Article 28 of the Law 3461/2006 in conjunction with the Decision with No. 1/409/29.12.2006 of the Board of Hellenic Capital Market Committee, to acquire all the shares that were offered by the shareholders that did not initially accepted the MTO within a period of three months from the publication of the results of the MTO (i.e. until 27.01.2015) at a price of € 3.10 per share (exit right). Following that, the stake in MIGRE increased to 96.94% (stake in MIGRE as of 31.12.2014: 96.90%).

On 23 September 2014 NBG disposed of its 100% subsidiary “ANTHOS PROPERTIES” S.A.

On 26 September 2014 NBG acquired the 5% of the voting common shares of its Turkish bank subsidiary Finansbank A.S. from IFC pursuant to an exercise by IFC of its put option right in accordance with the agreement between NBG and IFC dated 29 March 2007. The total consideration paid amounted to USD 343 million calculated in accordance with the pricing formula set out in the aforementioned agreement.

On 11 December 2014, the Board of Directors of the Bank and Ethnodata S.A., a wholly owned subsidiary of the Bank, agreed the merger of the two companies through absorption of the latter by the Bank.  The merger date was agreed to be 30 November 2014 and accounted for at carrying values. On 23 March 2015 the merger between the Bank and Ethnodata S.A. was approved by the Bank of Greece.

Following the preliminary agreement dated 30 September 2014 with “Sterling Properties Bulgaria EOOD”, member of Marinopoulos S.A. Group, the NBG Pangaea REIC, on 27 February 2015, acquired the 100% of the share capital of the newly established company “PLAZA WEST A.D.”, which owns approximately 9 thousand sq.m. of West Plaza shopping mall in Sofia, Bulgaria. The acquisition price amounted to €11 million, paid in cash as determined by an independent appraiser.

In the twelve-month period of 2013, the following transactions took place:

Acquisition of KARELA S.A.

On 15 February 2013 NBG Pangaea REIC acquired 100% of the share capital and obtained control of KARELA S.A. which is the owner of an office building superstructure of total gross area 29,900 sq.m. on a plot of total area 35,670 sq.m. located in Paiania Attica. The building at the date of acquisition was already leased to a third party. The consideration paid amounted to €56 million in cash. The acquisition was part of NBG Pangaea REIC investment policy and within the normal course of business of NBG Pangaea REIC in order to increase its presence in the real estate market. The consideration transferred was less than the fair value of the net assets of the subsidiary acquired and a gain of €355 thousand was recognised directly in the income statement to “Net other income / (expenses)”.

The following table summarises the fair value of assets and liabilities acquired of KARELA S.A. as of the date of acquisition which is the 15 February 2013.

Notes to the Financial Statements

Group and Bank

15.02.2013
ASSETS
Due from banks	3
Investment property	122
Other assets	1
Total assets	126

LIABILITIES
Debt securities in issue	55
Derivative financial instruments	4
Other liabilities	10
Total liabilities	69
Net assets	57

Source: Unaudited financial information

The acquisition of “selected” assets and liabilities of First Business Bank (“the FBB”) and Probank S.A. (“Probank”)

On 10 May 2013 the Bank, acquired, free of any consideration, selected “healthy” assets and liabilities of FBB which is under special liquidation following the decision 10/1/10.05.2013 of the Bank of Greece Resolution Measures Committee.

On 26 July 2013 the Bank acquired, free of any consideration, selected “healthy” assets and liabilities of Probank which is under special liquidation following the decision 12/1/26.7.2013 of the Bank of Greece Resolutions Measures Committee.

As the Bank acquired FBB’s and Probank’s network of 19 and 112 branches, respectively, with the personnel and operations, that is customers transactions, deposits and loans, each transaction is considered as an acquisition of an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return to the Bank, therefore meets the definition of a business combination of IFRS 3 “Business combinations”.

The following tables summarises the fair value of assets acquired, liabilities assumed, as determined by the Bank, and the non-controlling interest at the acquisition date of FBB and Probank:

FBB	10.05.2013
ASSETS
Due from banks (Central Bank included)	46
Loans and advances to customers	779
Investment securities	58
Property and equipment	8
Other assets	49
Fair value of EFSF bonds received from HFSF (funding gap)	462
Total assets	1,402

LIABILITIES
Due to banks (Central Bank included)	309
Due to customers	1,066
Other liabilities	4
Total liabilities	1,379
Negative goodwill	23

The gross contractual amounts of loans and advances to customers, at the acquisition date, amounted to €1,093 million. At the acquisition date the amount not expected to be collected was €314 million.

The Bank of Greece with its decision 13/7.11.2013 finalised the valuation of the transferred assets and liabilities of FBB and determined the difference (funding gap) to €457 million. HFSF covered the aforesaid difference by contributing to the Bank EFSF bonds of nominal value equal to the funding gap. The fair value of the EFSF bonds amounted to €462 million. The gain “negative goodwill” of €23 million, which is calculated as the difference between the fair value of the transferred assets and liabilities at the acquisition date and the fair value of EFSF bonds received, was recognised directly in the income statement within the “Net other income /(expenses)” line item.

Notes to the Financial Statements

Group and Bank

	26.07.2013
Probank	Group	Bank
ASSETS
Cash and balances with Central bank	60	60
Due from banks	22	22
Loans and advances to customers	2,152	2,188
Investment securities	240	240
Investments in subsidiaries	—	20
Property and equipment	30	9
Other assets	148	99
Cash received from HFSF (funding gap)	563	563
Total assets	3,215	3,201

LIABILITIES
Due to banks	18	4
Due to customers	2,983	2,988
Other liabilities	26	22
Non-controlling interest	3	—
Total liabilities & non-controlling interest	3,030	3,014
Negative goodwill	185	187

The gross contractual amounts of loans and advances to customers, at the acquisition date, amounted to €2,447 million. At the acquisition date, the amount not expected to be collected was €422 million.

The Bank of Greece with its decision 15/30.12.2013 finalised the valuation of the transferred assets and liabilities of Probank and determined the difference (funding gap) to €563 million. HFSF covered the aforementioned difference by contributing to the Bank cash equal to the funding gap. The gain “negative goodwill” of €185 million, which is calculated as the difference between the fair value of the transferred assets and liabilities at the acquisition date and the cash received, was recognised directly in the income statement within the “Net other income /(expenses)” line item.

Partial disposal of investment in NBG Pangaea REIC

On 25 November 2013, the Bank, after obtaining the consent of the HFSF and approval by the European Commission’s Directorate General for Competition (“DG Comp”), agreed with Invel Real Estate (Netherlands) II BV to transfer a 66.0% participation interest out of the 100% held in subsidiary NBG Pangaea REIC at current valuations (NAV) for a total consideration of €653 million, of which €74 million relates to contribution in kind (property of fair value €68 million and receivables of fair value €6 million).

On 30 December 2013, after obtaining the approval of all regulatory authorities (including HCMC & HFSF), the above transaction was completed. NBG retained a 34.0% stake in NBG Pangaea REIC, maintaining control through a shareholders’ agreement.

This resulted in an increase in non-controlling interests of €629 million and an increase in equity attributable to NBG Shareholders of €24 million.

The movement of the bank’s investments in subsidiaries is presented below:

	Bank
	2014	2013

Balance at the beginning of the period	8,216	8,907
Acquisition of additional interest/ share capital increase in existing subsidiaries	20	109
Transfer from Available For Sale	356	—
Share capital decrease in existing subsidiaries	(8)	—
Disposals	(9)	(425)
Liquidation	(1,220)	—
Mergers and divestments of operations	(10)	—
Impairment charge	(45)	(120)
Non-current assets held for sale	—	(255)
Balance at the end of the period	7,300	8,216

Notes to the Financial Statements

Group and Bank

The impairment charge recognized in 2014 relates mainly to the cost of investment in NBG Finance of €19 million, and in Probank Leasing S.A. of €16 million.

The impairment charge recognized in 2013 relates mainly to the cost of investment in CPT Investments Ltd of €70 million, in Banca Romaneasca of €23 million, in Mortgage Touristic Protypos S.A. of €14 million, and in S.A.B.A. of €12 million.

Non-current assets held for sale include the acquisition cost of Astir Palace Vouliagmenis S.A. For more information please refer to Note 30.

The acquisition of additional interest / share capital increase in existing subsidiaries include the following:

	Bank
	2014	2013
Acquisition of Probank & FBB subsidiaries	—	20
Acquisition of Ethniki’s Kefalaiou holdings	5	—
Share capital increase in NBG Pangaea REIC	—	68
Share capital increase of SPEs	4	17
Share capital increase in Anthos Properties S.A.	9	—
Share capital increase in Grand Hotel Summer Palace	2	—
Other	—	4
Total	20	109

NOTE 47: Group companies

		Tax years	Group		Bank
Subsidiaries	Country	unaudited	31.12.2014	31.12.2013	31.12.2014	31.12.2013

NBG Securities S.A. (**)	Greece	2009-2010 & 2012-2014	100.00%	100.00%	100.00%	100.00%
Ethniki Kefalaiou S.A. (**), (4)	Greece	—	—	100.00%	—	100.00%
NBG Asset Management Mutual Funds S.A. (**)	Greece	2009-2010 & 2012- 2014	100.00%	100.00%	98.10%	81.00%
Ethniki Leasing S.A. (**)	Greece	2010 & 2012-2014	100.00%	100.00%	100.00%	93.33%
NBG Property Services S.A.	Greece	2010-2014	100.00%	100.00%	100.00%	100.00%
Pronomiouhos S.A. Genikon Apothikon Hellados (**)	Greece	2010 & 2012-2014	100.00%	100.00%	100.00%	100.00%
NBG Bancassurance S.A. (**)	Greece	2010 & 2012-2014	100.00%	100.00%	100.00%	99.70%
Innovative Ventures S.A. (I-Ven)(2)	Greece	2005-2014	100.00%	100.00%	—	—
Ethniki Hellenic General Insurance S.A. (**)	Greece	2010 & 2012-2014	100.00%	100.00%	100.00%	100.00%
Audatex Hellas S.A.	Greece	2010-2014	70.00%	70.00%	—	—
National Insurance Brokers S.A.	Greece	2010 & 2012-2014	95.00%	95.00%	—	—
ASTIR Palace Vouliagmenis S.A. (**), (3)	Greece	2006-2010 & 2012-2014	85.35%	85.35%	85.35%	85.35%
ASTIR Marina Vouliagmenis S.A.(3)	Greece	2012-2014	85.35%	85.35%	—	—
Grand Hotel Summer Palace S.A.	Greece	2010-2014	100.00%	100.00%	100.00%	100.00%
NBG Training Center S.A.	Greece	2010-2014	100.00%	100.00%	100.00%	100.00%
Ethnodata S.A.(**), (4)	Greece	2010 & 2012-2014	—	100.00%	—	100.00%
KADMOS S.A.	Greece	2010-2014	100.00%	100.00%	100.00%	100.00%
DIONYSOS S.A.	Greece	2010-2014	99.91%	99.91%	99.91%	99.91%
EKTENEPOL Construction Company S.A.	Greece	2010-2014	100.00%	100.00%	100.00%	100.00%
Mortgage, Touristic PROTYPOS S.A.	Greece	2010-2014	100.00%	100.00%	100.00%	100.00%
Hellenic Touristic Constructions S.A.	Greece	2010-2014	77.76%	77.76%	77.76%	77.76%
Ethniki Ktimatikis Ekmetalefsis S.A.	Greece	2010-2014	100.00%	100.00%	100.00%	100.00%
Ethniki Factors S.A. (**)	Greece	2010 & 2012-2014	100.00%	100.00%	100.00%	100.00%
NBG Pangaea REIC(**)	Greece	—	32.69%	34.00%	32.69%	34.00%
Karela S.A.	Greece	2010-2014	32.69%	34.00%	—	—
MIG Real Estate REIC	Greece	2010 & 2012-2014	31.68%	—	—	—
FB Insurance Agency Inc (2)	Greece	2012-2014	99.00%	99.00%	99.00%	99.00%
Probank M.F.M.C (**)	Greece	2010 & 2012-2014	100.00%	100.00%	95.00%	95.00%
Profinance S.A.(**), (2)	Greece	2010 & 2012-2014	100.00%	100.00%	99.90%	99.90%
Probank Leasing S.A. (**)	Greece	2012-2014	84.71%	84.71%	84.52%	84.52%

Notes to the Financial Statements

Group and Bank

NBG Insurance Brokers S.A. (**)	Greece	2010 & 2012-2014	99.98%	99.98%	99.90%	99.90%
Anthos Properties S.A. (**)	Greece	—	—	100.00%	—	100.00%
Finansbank A.S. (*)	Turkey	2010-2014	99.81%	99.81%	82.23%	82.23%
Finans Finansal Kiralama A.S. (Finans Leasing) (*)	Turkey	2009-2014	98.78%	98.78%	29.87%	29.87%
Finans Yatirim Menkul Degerler A.S. (Finans Invest) (*)	Turkey	2009-2014	99.81%	99.81%	0.20%	0.20%
Finans Portfoy Yonetimi A.S. (Finans Portfolio Management) (*)	Turkey	2009-2014	99.81%	99.81%	0.02%	0.01%
Finans Yatirim Ortakligi A.S. (Finans Investment Trust) (*), (2)	Turkey	2009-2014	81.28%	81.26%	5.30%	5.30%
IBTech Uluslararasi Bilisim Ve Iletisim Teknolojileri A.S. (IB Tech) (*)	Turkey	2009-2014	99.81%	99.81%	—	—
Finans Faktoring Hizmetleri A.S. (Finans Factoring) (*)	Turkey	2009-2014	99.81%	99.81%	—	—
E-Finans Elektronik Ticaret Ve Bilisim Hizmetleri A.S. (E-Finance) (*)	Turkey	2013-2014	50.90%	50.90%	—	—
NBG Malta Holdings Ltd	Malta	2006-2014	100.00%	100.00%	—	—
NBG Bank Malta Ltd	Malta	2005-2014	100.00%	100.00%	—	—
United Bulgarian Bank A.D. - Sofia (UBB)	Bulgaria	2014	99.91%	99.91%	99.91%	99.91%
UBB Asset Management Inc.	Bulgaria	2009-2014	99.92%	99.92%	—	—
UBB Insurance Broker A.D.	Bulgaria	2009-2014	99.93%	99.93%	—	—
UBB Factoring E.O.O.D.	Bulgaria	2009-2014	99.91%	99.91%	—	—
Interlease E.A.D., Sofia	Bulgaria	2010-2014	100.00%	100.00%	100.00%	100.00%
Interlease Auto E.A.D.	Bulgaria	2009-2014	100.00%	100.00%	—	—
Hotel Perun — Bansko E.O.O.D.	Bulgaria	2012-2014	100.00%	100.00%	—	—
ARC Management Two EAD (Special Purpose Entity)	Bulgaria	2013-2014	100.00%	100.00%	—	—
NBG Securities Romania S.A.	Romania	2009-2014	100.00%	100.00%	73.12%	73.12%
Banca Romaneasca S.A.	Romania	2009-2014	99.28%	99.28%	99.28%	99.28%
NBG Leasing IFN S.A.	Romania	2009-2014	99.33%	99.33%	6.43%	6.43%
S.C. Garanta Asigurari S.A.	Romania	2003-2014	94.96%	94.96%	—	—
ARC Management One SRL (Special Purpose Entity)	Romania	2013-2014	100.00%	100.00%	—	—
Egnatia Properties S.A.	Romania	2010-2014	31.67%	—	—	—
Vojvodjanska Banka a.d. Novi Sad (1)	Serbia	2009-2014	100.00%	100.00%	100.00%	100.00%
NBG Leasing d.o.o. Belgrade	Serbia	2009-2014	100.00%	100.00%	100.00%	100.00%
NBG Services d.o.o. Belgrade	Serbia	2009-2014	100.00%	100.00%	—	—
Stopanska Banka A.D.-Skopje	F.Y.R.O.M.	2014	94.64%	94.64%	94.64%	94.64%
NBG Greek Fund Ltd	Cyprus	2008-2014	100.00%	100.00%	100.00%	100.00%
National Bank of Greece (Cyprus) Ltd	Cyprus	2006 & 2008-2014	100.00%	100.00%	100.00%	100.00%
National Securities Co (Cyprus) Ltd (2)	Cyprus	—	100.00%	100.00%	—	—
NBG Management Services Ltd	Cyprus	2010-2014	100.00%	100.00%	100.00%	100.00%
Ethniki Insurance (Cyprus) Ltd	Cyprus	2011-2014	100.00%	100.00%	—	—
Ethniki General Insurance (Cyprus) Ltd	Cyprus	2011-2014	100.00%	100.00%	—	—
National Insurance Agents & Consultants Ltd	Cyprus	2008-2014	100.00%	100.00%	—	—
The South African Bank of Athens Ltd (S.A.B.A.)	S. Africa	2014	99.79%	99.74%	76.21%	94.39%
NBG Asset Management Luxemburg S.A.	Luxembourg	2009-2014	100.00%	100.00%	94.67%	94.67%
NBG International Ltd	U.K.	2004-2014	100.00%	100.00%	100.00%	100.00%
NBGI Private Equity Ltd	U.K.	2004-2014	100.00%	100.00%	—	—
NBG Finance Plc	U.K.	2004-2014	100.00%	100.00%	100.00%	100.00%
NBG Finance (Dollar) Plc	U.K.	2008-2014	100.00%	100.00%	100.00%	100.00%
NBG Finance (Sterling) Plc	U.K.	2008-2014	100.00%	100.00%	100.00%	100.00%
NBG Funding Ltd	U.K.	—	100.00%	100.00%	100.00%	100.00%
NBGI Private Equity Funds	U.K.	2004-2014	100.00%	100.00%	—	—
Revolver APC Limited (Special Purpose Entity)	U.K.	2014	—	—	—	—
Revolver 2008-1 Plc (Special Purpose Entity)	U.K.	2014	—	—	—	—
Titlos Plc (Special Purpose Entity)	U.K.	2014	—	—	—	—
Spiti Plc (Special Purpose Entity)	U.K.	2013-2014	—	—	—	—
Autokinito Plc (Special Purpose Entity)	U.K.	2013-2014	—	—	—	—
Agorazo Plc (Special Purpose Entity)	U.K.	2013-2014	—	—	—	—
NBGI Private Equity S.A.S.	France	2008-2014	100.00%	100.00%	—	—
NBG International Holdings B.V.	The Netherlands	2014	100.00%	100.00%	100.00%	100.00%
CPT Investments Ltd	Cayman Islands	—	—	100.00%	—	100.00%
Nash S.r.L.	Italy	2010-2014	32.69%	34.00%	—	—
Fondo Picasso	Italy	2010-2014	32.69%	—	—	—
Banka NBG Albania Sh.a.	Albania	2013-2014	100.00%	100.00%	100.00%	100.00%

(*) % of participation includes the effect of put and call option agreements.

(**) The financial years 2011 to 2013 were audited and 2014 is currently being audited by the external auditor. The tax audit certificates of years 2011, 2012 and 2013 that were issued were unqualified. The year 2011 is considered final for tax audit purposes and the 2012 and 2013 financial years will be considered final for tax audit purposes 18 months after the issue of the tax audit certificates during which period, the tax authorities are entitled to re-examine the tax books. The unaudited tax years prior to 2011 will be audited by the tax authorities.

(1) National Bank of Greece a.d. Beograd which was merged with Vojvodjanska Banka a.d. Novi Sad has been tax audited up to 2000.

(2) Companies under liquidation.

(3) ASTIR Palace Vouliagmenis S.A. and ASTIR Marina Vouliagmenis S.A. have been reclassified to Non-current assets held for sale (see Note 30).

(4) Merged with the Bank.

Notes to the Financial Statements

Group and Bank

The table below provides details of the significant subsidiaries of the Group:

		Voting power held by the Group
Name of subsidiary	Principal Activity	31.12.2014	31.12.2013
NBG Securities S.A.	Brokerage services	100.00%	100.00%
Ethniki Leasing S.A.	Leasing	100.00%	100.00%
Ethniki Factors	Factoring services	100.00%	100.00%
Ethniki Hellenic General Insurance S.A.	Insurance services	100.00%	100.00%
NBG Pangaea REIC	Real Estate Investment	32.69%	34.00%
Finansbank A.S.	Financial Services	99.81%	94.81%
Finans Leasing A.S.	Leasing	98.91%	98.91%
National Bank of Greece (Cyprus) Ltd.	Credit Institution	100.00%	100.00%
Stopanska Banka A.D. - Skopje	Credit Institution	94.64%	94.64%
United Bulgarian Bank A.D. - Sofia	Credit Institution	99.91%	99.91%
Interlease E.A.D. Sofia	Leasing	100.00%	100.00%
Banca Romaneasca S.A.	Credit Institution	99.28%	99.28%
Vojvodjanska Banka a.d. Novi Sad	Credit Institution	100.00%	100.00%
NBG Bank Malta Ltd	Credit Institution	100.00%	100.00%
The South African Bank of Athens Ltd (S.A.B.A.)	Credit Institution	99.79%	99.74%
Banka NBG Albania Sh.a.	Credit Institution	100.00%	100.00%

The table below provide details of non-wholly -owned subsidiaries of the Group that have material non-controlling interests:

	Place of incorporation and	Proportion of ownership interest and voting rights held by non- controlling interests		Total comprehensive income allocated to non- controlling interests		Accumulated non-controlling interests
Name of subsidiary	operation	31.12.2014	31.12.2013	31.12.2014	31.12.2013	31.12.2014	31.12.2013
NBG Pangaea REIC	Greece	67.31%	66.00%	41	—	718	629
Individually immaterial subsidiaries with non-controlling interests	—	—	—	1	(5)	54	54
Total				42	(5)	772	683

NBG Pangaea REIC is a subsidiary of the NBG Group although the Group owns a 32.69% ownership interest. Based on the contractual arrangements between the Group and the majority shareholder, the Group has the power to appoint and remove the majority of the members of board of directors and of the investment committee of NBG Pangaea REIC, which have the power to direct the relevant activities of NBG Pangaea REIC. Therefore, the management of NBG concluded that the Group has the practical ability to direct the relevant activities of NBG Pangaea REIC unilaterally and hence the Group has control over NBG Pangaea REIC.

During 2014 NBG Pangaea REIC increased its share capital without the participation of NBG and as a consequence the shareholding of NBG was reduced from 34.00% to 32.69%. As a result of the deemed disposal of 1.31% of the participation of NBG Pangaea REIC, the Group recognised directly in equity a gain of €2 million.

On 20 August 2014 NBG Pangaea REIC issued corporate bonds of nominal amount of €238 million. The issuance was financed by international investors through two unconsolidated structured entities which were established for the purpose of the above transaction. The bond loan is secured on investment properties. The proceeds of the issued bonds are included in the line of Liabilities “Debt securities in issue”.

Summarized financial of NBG Pangaea REIC that has material non-controlling interests is set out below. The summarised financial information below represents amount before intragroup eliminations.

Notes to the Financial Statements

Group and Bank

Summarised Statement of Financial Position	31.12.2014	31.12.2013
Due from banks	126	158
Investment property	557	207
Property, plant & equipment	662	642
Other assets	93	20
Total assets	1,438	1,027
Derivative financial instruments	3	3
Debt securities in issue & other borrowed funds	333	54
Other liabilities	40	17
Total liabilities	376	74
Equity attributable to owners of the Company	1,061	953
Non-controlling interests	1	—

Summarised statement of comprehensive income	31.12.2014	31.12.2013
Net interest income	(6)	3
Net other operating income	70	79
Income tax expense	(1)	(2)
Profit for the year	63	80
Other comprehensive income for the year	—	—
Total comprehensive income attributable to owners of the Company	63	80
Total comprehensive income attributable to the non-controlling interest	—	—

Dividends paid to non-controlling interests	—	—

Summarised cash flow statement	31.12.2014	31.12.2013
Net cash inflow/(outflow) from operating activities	22	72
Net cash inflow/(outflow) from investing activities	(283)	(55)
Net cash inflow/(outflow) from financing activities	228	(24)
Net cash inflow/(outflow)	(33)	(7)

NOTE 48:  Independent auditor’s fees

Deloitte Hadjipavlou Sofianos & Cambanis S.A. has served as our principal independent public accountant for the years ended 31 December 2014 and 2013. The following table presents the aggregate fees for professional audit services and other services rendered by the Group’s principal accounting firm Deloitte Hadjipavlou Sofianos & Cambanis S.A., which is a member firm of Deloitte Touche Tohmatsu Limited (“DTTL”), other member firms of DTTL and their respective affiliates (collectively, “Deloitte.”).

	Group		Bank
	2014	2013	2014	2013
Audit fees	6	6	3	3
Audit-related fees	2	1	1	1
Total	8	7	4	4

NOTE 49:  Events after the reporting period

Post balance sheet events are described in the following notes:

·                  Note 4.5: Liquidity risk

·                  Note 30: Non-current assets held for sale and liabilities associated with non-current assets held for sale

·                  Note 33: Debt securities in issue

·                  Note 37: Contingent liabilities, pledged, transfers of financial assets and commitments

·                  Note 46: Acquisitions, disposals and other capital transactions

NOTE 50:  Disclosures of Law 4261/2014 Art. 82

Law 4261/5.5.2014 article 82, which incorporated into Greek legislation the article 90 of Directive 2013/36/EU of the European Parliament and of the Council of 26 June 2013, established the requirement to disclose the total return on assets. This ratio for the Group and the Bank for the year ended 31 December 2014 amounted to 0.1% and -0.5%, respectively (2013: 0.7% and 0.8% respectively).

Summary financial data

Group and Bank

National Bank of Greece S.A.

FINANCIAL DATA AND INFORMATION FOR THE PERIOD FROM 1 JANUARY 2014 TO 31 DECEMBER 2014

(Published in accordance with article 135 of Law 2190/1920, for enterprises preparing annual stand-alone and consolidated financial statements in accordance with IFRS) (amounts in milion EURO)

Company Information
Headquarters:	86, Eolou Str., 102 32 Athens
Register Numbers of S.A.:	6062/06/B/86/01
Supervising Prefecture:	Athens Prefecture
Date of approval of Financial Statements by BoD:	23 March 2015
Certified Public Accountant - Auditor:	Beate Randulf (RN SOEL 37541)
Audit Firm:	Deloitte, Hadjipavlou Sofianos & Cambanis S.A.
Assurance & Advisory Services
Independent Auditor’s Report:	Unqualified opinion - Emphasis of matter
Issue date of Auditor’s report:	23 March 2015
Website:	www.nbg.gr

Statement of Financial Position (Consolidated and Standalone)

	Group		Bank
	31.12.2014	31.12.2013	31.12.2014	31.12.2013
ASSETS
Cash and balances with central banks	5,837	5,910	1,870	2,195
Due from banks (net)	3,324	2,847	3,790	3,478
Financial assets at fair value through profit or loss	2,408	3,087	2,049	2,411
Derivative financial instruments	5,943	3,671	4,796	2,581
Loans and advances to customers (net)	68,109	67,250	43,531	46,327
Available for sale investment securities	4,775	4,285	778	908
Held to maturity investment securities	1,553	1,237	961	902
Loans and receivables investment securities	10,387	11,955	10,117	11,660
Investment property	912	535	6	—
Investments in subsidiaries	—	—	7,300	8,216
Equity method investments	141	143	10	7
Goodwill, software & other intangible assets	1,756	1,709	119	111
Property & equipment	2,109	1,766	260	263
Deferred tax assets	4,024	2,414	3,855	2,189
Insurance related assets and receivables	848	721	—	—
Current income tax advance	522	441	481	435
Other assets	2,591	2,758	1,768	2,259
Non-current assets held for sale	225	201	255	255
Total assets	115,464	110,930	81,946	84,197

LIABILITIES
Due to banks	22,226	27,897	20,481	26,473
Derivative financial instruments	6,258	3,029	5,706	2,559
Due to customers	64,929	62,876	44,130	45,290
Debt securities in issue	3,940	2,199	872	810
Other borrowed funds	2,051	1,607	871	102
Insurance related reserves and liabilities	2,532	2,404	—	—
Deferred tax liabilities	44	53	—	—
Retirement benefit obligations	337	530	270	487
Current income tax liabilities	75	46	—	—
Other liabilities	2,599	2,407	963	2,093
Liabilities associated with non-current assets held for sale	7	8	—	—
Total liabilities	104,998	103,056	73,293	77,814

SHAREHOLDERS’ EQUITY
Share capital	2,414	2,073	2,414	2,073
Share premium account	14,060	11,975	14,057	11,972
Less: treasury shares	—	(2)	—	—
Reserves and retained earnings	(6,862)	(6,935)	(7,818)	(7,662)
Equity attributable to NBG shareholders	9,612	7,111	8,653	6,383

Non-controlling interests	772	683	—	—
Preferred securities	82	80	—	—
Total equity	10,466	7,874	8,653	6,383

Total equity and liabilities	115,464	110,930	81,946	84,197

Statement of Changes in Equity (Consolidated and Standalone)

	Group		Bank
	From 1.1 to		From 1.1 to
	31.12.2014	31.12.2013	31.12.2014	31.12.2013

Balance at beginning of period	7,874	(2,042)	6,383	(3,930)
Changes during the period:
Total comprehensive income / (expense), net of tax	117	(361)	(551)	643
Share capital increase	2,426	9,791	2,426	9,789
Dividends declared	—	—	—	—
(Purchases) / disposals of treasury shares	2	(2)	—	—
Other changes	47	488	395	(119)
Balance at end of period	10,466	7,874	8,653	6,383

The financial data and information listed below, derive from the financial statements and aim to a general information about the financial position and results of National Bank of Greece and NBG Group. We therefore recommend the reader, prior to making any investment decision or other transaction concerning the Bank, to visit the Bank’s web site (www.nbg.gr), where the set of financial statements is posted,  as well as the auditor’s report when necessary.

The Board of Directors
Georgios P. Zanias	Non-Executive Member - Chairman of the BoD
Alexandros G. Tourkolias	Executive Member - Chief Executive Officer
Dimitrios G. Dimopoulos	Executive Member - Deputy Chief Executive Officer
Paul K. Mylonas	Executive Member - Deputy Chief Executive Officer
Paula N. Hadjisotiriou	Executive Member - Deputy Chief Executive Officer
Stavros A. Koukos	Non-Executive Member
Efthymios C. Katsikas	Non-Executive Member
Petros N. Christodoulou	Non-Executive Member
Stefanos C. Vavalidis	Independent Non-Executive Member
Alexandra T. Papalexopoulou - Benopoulou	Independent Non-Executive Member
Petros K. Sabatacakis	Independent Non-Executive Member
Dimitrios N. Afendoulis	Independent Non-Executive Member
Spyridon J. Theodoropoulos	Independent Non-Executive Member
Aggeliki J. Skandaliari	Greek State representative
Charalampos A. Makkas	Hellenic Financial Stability Fund representative

Statement of Comprehensive Income (Consolidated and Standalone)

	Group		Bank
	From 1.1 to		From 1.1 to
	31.12.2014	31.12.2013	31.12.2014	31.12.2013

Interest and similar income	5,285	5,520	2,355	2,517
Interest expense and similar charges	(2,156)	(2,363)	(770)	(1,069)
Net interest income	3,129	3,157	1,585	1,448

Fee and commission income	777	793	242	237
Fee and commission expense	(246)	(264)	(219)	(236)
Net fee and commission income	531	529	23	1

Earned premia net of reinsurance	519	530	—	—
Net claims incurred	(433)	(463)	—	—
Earned premia net of claims and commissions	86	67	—	—

Net trading income / (loss) and results from investment securities	(187)	(95)	(222)	(169)
Net other income / (expense)	5	113	(63)	592
Total income	3,564	3,771	1,323	1,872

Personnel expenses	(1,163)	(1,530)	(588)	(915)
General, administrative and other operating expenses	(750)	(811)	(334)	(339)
Deprec. & amortis. on properties, equipment, software & other intang. assets	(202)	(206)	(78)	(88)
Amortis. & write offs of intang. assets recognised on business combinations	(4)	(20)	—	—
Finance charge on put options of non-controlling interests	(3)	(5)	(3)	(5)
Credit provisions and other impairment charges	(2,865)	(1,373)	(2,370)	(1,026)
Share of profit / (loss) of equity method investments	1	(5)	—	—

Profit/(loss) before tax	(1,422)	(179)	(2,050)	(501)
Tax benefit / (expense)	1,528	986	1,668	1,119
Profit / (loss) for the period, net of tax (A)	106	807	(382)	618
Attributable to:
Non-controlling interests	40	(2)	—	—
NBG equity shareholders	66	809	(382)	618

Other comprehensive income/(expense), net of tax (B)	11	(1,168)	(169)	25
Total comprehensive income/(expense), net of tax (A+B)	117	(361)	(551)	643

Attributable to:
Non-controlling interests	42	(5)	—	—
NBG equity shareholders	75	(356)	(551)	643

Earnings/(losses) per share (Euro) - Basic and Diluted:	€0.0211	€0.6230	€(0.1223)	€0.4455

Statement of Cash Flows (Consolidated and Standalone)

	Group		Bank
	From 1.1 to		From 1.1 to
	31.12.2014	31.12.2013	31.12.2014	31.12.2013
Net cash flows from / (used in):
Operating activities	(4,544)	(1,074)	(4,238)	(2,536)
Investing activities	693	105	1,543	1,374
Financing activities	3,995	1,201	2,930	1,172
Net increase / (decrease) in cash and cash equivalents in the period	144	232	235	10
Effect of foreign exchange rate changes on cash and cash equivalents	50	(144)	35	(36)
Net increase / (decrease) in cash and cash equivalents	194	88	270	(26)
Cash and cash equivalents at beginning of period	4,255	4,167	3,498	3,524
Cash and cash equivalents at end of period	4,449	4,255	3,768	3,498

Notes

1) The Auditor’s Report includes emphasis of matter in which they draw attention to the disclosures made in Note 2.2. “Going concern” of the separate and consolidated financial statements which refer to the material uncertainties associated with the current economic conditions in Greece and the ongoing developments, that affect the banking sector and in particular its liquidity. Management concluded that the Bank is going concern after considering (a) the Bank’s capital ratios at 31 December 2014 which are well above of the thresholds required (see Note 4.7) in the annual financial statements as of 31.12.2014, (b) its current access to the Eurosystem facilities and (c) the €10,9 billion currently held by the ESM and available to be re-borrowed for the recapitalisation of the Greek banks (if needed).

2) The principal accounting policies that have been adopted are in accordance with the requirements of International Financial Reporting Standards (“IFRS”) and are the same with those applied in the 2013 financial statements. Details are included in Note 2 of the annual financial statements as of 31.12.2014. During 2014, the management of the Bank revised its estimates regarding the losses incurred in the loan portfolios at the reporting date by revisiting the underlying assumptions used as inputs in both the collective and the individual impairment assessment models. The impact on the Bank’s impairment losses on loans and advances to customers as a result of the above changes is as follows: Impairment Loss on Retail Lending has increased to €1,287 million in 2014 compared to €815 million as in 2013. Impairment Loss on Corporate Lending has increased to €717 million in 2014 compared to €391 million in 2013.

3) The Bank has been audited by the tax authorities up to and including the year 2008. Tax audit for the years 2009 and 2010, by the Greek Tax Authorities, was finalized on 4 February 2015. According to the tax assessment notice received on 11 March 2015, an additional tax of €36 million was levied to the Bank (see note 37b of the financial statements as of 31.12.2014). The financial years 2011, 2012 and 2013 were audited and 2014 is currently being audited by the independent auditor of the Bank. The unaudited tax years of the companies of the Group fully consolidated and associated are reflected in Notes 47 and 24 of the annual financial statements as of 31.12.2014.

4) Cases under litigation or in arbitration as well as pending cases before the Courts or Arbitration Courts are not expected to have a material adverse effect on the financial position or operations of the Bank and the Group. As of 31.12.2014, the provisions recognized by the Group and the Bank, amounted to: a) for cases under litigation €67 million and €55 million respectively, and b) for other risks €19 million and €3 million respectively.

5) The number of Group and Bank employees as of 31.12.2014 was 34.129 and 10.205 respectively (31.12.2013: 37.591 and 12.527 respectively).

6) Related party transactions and balances as defined in IAS 24 are analyzed as follows: assets, liabilities, interest, commission and other income, interest, commission and other expense and off-balance sheet items with associated companies and joint ventures of the Group, as of 31.12.2014, amounted to €16 million, €44 million, €38 million, €9 million and €2 million respectively. The corresponding balances and transactions with subsidiaries, associated companies and joint ventures of the Bank as of 31.12.2014 were €3.308 million, €2.483 million, €129 million, €209 million and €3.294 million. Loans, deposits, letters of guarantee and total compensation of the members of the Board of Directors of the Bank, the General Managers and the members of the Executive Committees of the Bank, the key management of other Group companies, as well as the close members of family and entities controlled or jointly controlled by those persons amounted, as of 31.12.2014, to €108 million, €16 million, €15 million and €17 million respectively and for the Bank alone the corresponding amounts amounted to €107 million, €6 million, €15 million and €7 million. The total receivables of the Group and the Bank from the employee benefits related funds as of 31.12.2014, amounted to €674 million. The total payables of the Group and the Bank to the employee benefits related funds as of 31.12.2014, amounted to €142 million and €72 million respectively.

7) Acquisitions, disposals & other capital transactions:

(a) On 16.1.2013, the assets and liabilities of Astir Palace Vouliagmenis S.A. and its subsidiary Astir Marina Vouliagmenis S.A. were reclassified in “Non-current assets held for sale” in accordance with the decision of NBG and the agreement with the Hellenic Republic Asset Development Fund S.A. (“HRADF”).

(b) On 20.3.2014, NBG Pangaea REIC acquired 100% of mutual fund Fondo Picasso for €38 million.

(c) On 24.4.2014, the Bank disposed of its participation (35%) in the associate “AKTOR FACILITY MANAGEMENT S.A.” for a consideration of €1 million.

(d) On 19.6.2014, the Board of Directors of the Bank and Ethniki Kefalaiou S.A agreed the merger of the two companies through absorption of the latter by the Bank.  The merger was completed on 23.12.2014.

(e) In 2014, NBG Pangaea REIC acquired 96,9% of MIG’s RE total paid-up share capital and voting rights for a consideration of €39 million.

(f) On 23.9.2014 NBG disposed off its 100% subsidiary “ANTHOS PROPERTIES” S.A.

(g) On 26.9.2014 NBG acquired the 5% of the voting common shares of its Turkish bank subsidiary Finansbank A.S. from International Finance Corporation (“IFC”). The total consideration paid amounted to USD 343 million.

(h) On 11 December 2014, the Board of Directors of the Bank and Ethnodata S.A., a wholly owned subsidiary of the Bank, agreed the merger of the two companies through absorption of the latter by the Bank. The merger date was the 30.11.2014.

(i) Following the preliminary agreement dated 30.9.2014 with “Sterling Properties Bulgaria EOOD”, member of Marinopoulos S.A. Group, the NBG Pangaea REIC, on 27.2.2015, acquired the 100% of the share capital of the newly established company “PLAZA WEST A.D.” in Bulgaria. The acquisition price amounted to €11 million paid in cash, as determined by an independent appraiser.

(j) The Group’s joint venture company UBB-AIG Insurance Company AD, from 31.12.2014, has been reclassified to Non-current assets held for sale.

Details for the above transactions are included in Notes 30 & 46 of the annual financial statements as of 31.12.2014.

8) Included in Notes 47 and 24 of the annual financial statements as of 31.12.2014, are the group companies consolidated, their country of residence, the direct or indirect participation of the Bank in their share capital and the consolidation method applied for each such company. As of 31.12.2014 the following changes occurred in the Groups’ structure:

(a) Fully consolidated: From 20.3.2014 Fondo Picasso is included in the financial statements as subsidiary while CPT Investments Ltd is no longer included in the financial statements due to its liquidation. On 23.9.2014 the Bank disposed off its 100% subsidiary “ANTHOS PROPERTIES” S.A. Finally, from 30.09.2014 our indirect 31,68% subsidiary MIG Real Estate REIC and 31,67% Egnatia Properties S.A. are included in the financial statements for the first time.

(b) Equity method investments: On 31.3.2014 included for the first time and accounted for under the equity method investment the 23,74% associate SATO S.A. and the 33,60% jointly controlled company Olganos Property S.A. whereas is not included the 35% equity method investment “AKTOR FACILITY MANAGEMENT S.A.” and the 59,97% equity method investment UBB-AIG Insurance Company AD which has been reclassified to Non-current assets held for sale.

(c) There are no entities exempted from the annual financial statements as of 31.12.2014.

(d) There have been no changes in the method of consolidation since the previous annual financial statements.

9) “Other comprehensive income for the period, net of tax” of the Group, in the current period, is comprised of €(95) million relating to the movement of available for sale investments reserve, €212 million relating to currency translation differences, €(48) million relating to net cash flow hedge and €(58) million relating to the remeasurement of the net defined benefit liability. The corresponding amounts for the Bank are comprised of €(128) million relating to the movement of available for sale investments reserve, NIL for the next two cases while for the forth is €(41) million.

10) As of 31.12.2014, the Group held 1.076 treasury shares with acquisition cost of € nil million approximately, while the Bank did not hold any treasury shares.

11) Other events:

(a) On 10.5.2014, the extraordinary general meeting of the Bank’s shareholders approved the share capital increase by €2.500 million by issuing 1.136.363.637 ordinary shares of a par value of 0,3 Euro per share, through cancellation of the pre-emption rights for existing shareholders, completed on 13.5.2014. The subscription price was set at 2,2 Euro per share as it was determined by the international book-building process outside Greece to institutional and other eligible investors. An amount of €341 million was credited to the share capital while the remaining €2.159 million less expenses of € (74) million was credited to the share premium account.

(b) On 23.7.2014, the European Commission announced approval of the Bank’s restructuring plan as submitted to the EC by the Finance Ministry on 25.6.2014.

(c) On 7.11.2014 the Bank convened an extraordinary General Shareholders which resolved upon the inclusion of the Bank in the DTC Law. In order for the Bank to exit the provisions of the DTC Law it requires regulatory approval and a General Shareholders meeting resolution.

(d) As of 1 November 2014, all systemic Eurozone banks are under the direct supervision of the European Central Bank (“ECB”) (Single Supervision Mechanism — SSM). Before ECB assumed its supervisory responsibilities, NBG as all systemic European banks were subject to an EU-wide Comprehensive Assessment including an Asset Quality Review (AQR) and Stress Test with 31 December 2013 as the reference date, whose results were announced on 26 October 2014. The AQR and Baseline Stress Test required a minimum CET1 Ratio of 8% and the Adverse Stress Test a minimum CET1 Ratio of 5,5%.

The Adverse Dynamic Balance Sheet stress test, which is based on NBG’s approved Restructuring Plan resulted in a CET1 ratio of 8,9%, and a capital surplus of €2,0 billion. In line with ECB’s guidelines, the Bank submitted on 7 November 2014 as a capital plan the above approved Adverse Dynamic Balance Sheet scenario and the result for the nine month period ended 30 September 2014, which result in a capital surplus of more than €2,0 billion and no further capital action is required.

Athens, 23 March 2015

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER

GEORGIOS P. ZANIAS	ALEXANDROS G. TOURKOLIAS	PAULA N. HADJISOTIRIOU

Information required by Law 3401/2005, article 10

Information required by article 10 of Law 3401/2005

Reference Table to the information required by Law 3401/2005, article 10

The Corporate announcements of the year 2014 are available on the web site of the Bank

The Group > Press Office > Press Releases

Subject	Date
Press Release	28/1/2014
Sale of Fractional Shares	7/2/2014
Jermyn Street Real Estate Fund IV LP is nominated preferred investor for sale of Astir Palace Vouliagmeni SA	10/2/2014
Announcement regarding completion of sale of fractional shares arising from the reverse split of NATIONAL BANK OF GREECE shares	17/2/2014
Election of new member to the Board — senior management appointments	20/2/2014
NBG BlackRock excercise	6/3/2014
Announcement Date & Time of Full Year 2013 Results	10/3/2014
Greece Macro View - March 2014	11/3/2014
NBG Group: Full-Year Results 2013	20/3/2014
NBG: Meeting of Board of Directors postponed	15/4/2014
BoD resolution to call an EGM to approve a capital increase	16/4/2014
Invitation Extraordinary General Meeting of Shareholders to be held on Saturday, 10 May, at 11 a.m.	16/4/2014
Bond issue	24/4/2014
Launch of the international book-building for the share capital increase of National Bank of Greece	6/5/2014
Announcement	8/5/2014
Completion of the international book-building and proposed pricing for the €2.5bn capital increase of National Bank of Greece	9/5/2014
Extraordinary General Meeting of National Bank of Greece	10/5/2014
Update regarding the resolutions of the Extraordinary General Meeting of common Shareholders of National Bank of Greece	10/5/2014
Announcement Date & Time of 1st Quarter 2014 Results	13/5/2014
Publication of Prospectus	13/5/2014
ADMISSION FOR TRADING OF THE NEW SHARES ARISING FROM THE SHARE CAPITAL INCREASE OF NATIONAL BANK OF GREECE S.A.	16/5/2014
Awards for Corporate Social Responsibility	19/5/2014
Disclosure of significant changes in voting rights pursuant to Law 3556/2007	21/5/2014
Disclosure of significant changes in voting rights pursuant to Law 3556/2007 and 3864/2010	21/5/2014
NBG Group: Q1 Results 2014	28/5/2014
PROCESS REGARDING THE EXERCISE OF TITLES REPRESENTING SHARE OWNERSHIP RIGHTS (WARRANTS) AND THE SETTLEMENT OF PARTICIPATION ORDERS	16/6/2014
BoD proposal for the election of its new members	20/6/2014
AGM resolutions and speeches of the Chairman and the CEO of NBG	26/6/2014
Results of the exercise of titles representing share ownership rights (Warrants)—2nd Exercise (26/6/2014)	27/6/2014
Disclosure of significant changes in voting rights pursuant to Law 3556/2007	30/6/2014
Announcement Date & Time of 1st Half 2014 Results	18/7/2014
Approval of NBG’s restructuring plan by the European Commission	23/7/2014

ANNOUNCEMENT REGARDING THE MANDATORY TENDER OFFER OF NBG PANGAEA REAL ESTATE INVESTMENT COMPANY (NBG PANGAEA REIC) FOR THE ACQUISITION OF SHARES OF MIG REAL ESTATE INVESTMENT COMPANY (MIG REAL ESTATE REIC)

19/8/2014
REPLY TO THE HELLENIC CMC	20/8/2014
NBG Group: H1 2014 results	28/8/2014
Signing of Sale & Purchase Agreement for Astir Palace Vouliagmeni SA	19/9/2014
Tender offer for the acquisition of the total of common registered shares of “MIG REAL ESTATE”	24/9/2014
Acquisition of 5% stake in Finansbank	26/9/2014
Share Capital Increase of Finansbank	22/10/2014

ANNOUNCEMENT OF RESULTS OF THE MANDATORY TENDER OFFER OF “NBG PANGAEA REAL ESTATE INVESTMENT COMPANY “ (NBG PANGAEA REIC) FOR THE ACQUISITION OF THE COMMON REGISTERED SHARES OF “MIG REAL ESTATE INVESTMENT COMPANY” (MIG REAL ESTAT REIC) AGAINST PAYMENT OF

24/10/2014
ANNOUNCEMENT	26/10/2014
NBG restructuring plan - Date of announcement of Q3.2014 results	27/10/2014
NBG Group: 9M.2014 results	6/11/2014
Announcement	12/11/2014
PROCESS PREGARDING THE EXERCISE OF TITLES REPRESENTING SHARE OWNERSHIP RIGHTS (WARRANTS) AND THE SETTLEMENT OF PARTICIPATION ORDERS	16/12/2014
Results of the exercise of titles representing share ownership rights (Warrants) -3rd Exercise (29/12/2014)	30/12/2014

Availability of the Annual Financial Report

Availability of the Annual Financial Report

The Annual Financial Report, which includes:

·                  Certifications by the Members of the Board of Directors

·                  The Board of Directors’ Report

·                  The Independent Auditor’s Report

·                  The Annual Financial Statements of the Group and the Bank

·                  Summary Financial Data

·                  Reference Table to the information required by Law 3401/2005, article 10 is available on the website address: http://www.nbg.gr

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Nikolaos Voutychtis

(Registrant)

Date: March 31st, 2015

Assistant General Manager Group Finance

/s/ George Angelides

(Registrant)

Date: March 31st, 2015

Director, Finance Division